              As filed with the Securities and Exchange Commission
                         on February 22, 1994
                                                      Registration No. 33-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                _______________


                         TRANS FINANCIAL BANCORP, INC.
             (Exact name of registrant as specified in its charter)

         Kentucky                                         61-1048868
(State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                      Identification No.)


                              500 East Main Street
                         Bowling Green, Kentucky  42101
                   (Address of Principal Executive Offices)
                                                             Copy to:
Douglas M. Lester, President                         Stewart E. Conner, Esq.
Trans Financial Bancorp, Inc.                        Wyatt, Tarrant & Combs
500 East Main Street                                 2800 Citizens Plaza
Bowling Green, Kentucky 42101                        Louisville, Kentucky  40202

                    (Name and address of agent for service)

                                 (502) 781-5000
         (Telephone number, including area code, of agent for service)


         Approximate date of commencement of proposed sale to public: As promptly as practicable after the effective date of this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                                                   CALCULATION OF REGISTRATION FEE
=====================================================================================================================
                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
    TITLE OF SECURITIES TO BE           AMOUNT TO BE          OFFERING PRICE        AGGREGATE           AMOUNT OF
           REGISTERED                    REGISTERED             PER SHARE         OFFERING PRICE     REGISTRATION FEE
 Common Stock, no par value              1,302,274               $ 16.25(1)     $ 21,161,953(1)        $7,557.84
                                            shares
=====================================================================================================================

         (1) Calculated pursuant to Rule 457(f)(1) and based upon the closing sale price for the Common Stock, as reported by the National
Association of Securities Dealers Automated Quotation System as of
February 16, 1994.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
================================================================================
                                                __ sequentially numbered pages.
                                                     Exhibit Index on page ___.

                         TRANS FINANCIAL BANCORP, INC.

                             CROSS REFERENCE SHEET
                    PURSUANT TO REGULATION S-K, ITEM 501(B)



 FORM S-4 ITEM AND CAPTION                                 LOCATION OR CAPTION IN PROSPECTUS
 -------------------------                                 ---------------------------------
 A.  Information About the Transaction

   1.     Forepart of the Registration
          Statement and Outside Front Cover
          Page of Prospectus . . . . . . . . . . . . .     Facing page of Registration Statement; Outside
                                                           Front Cover Page of Proxy Statement-Prospectus

   2.     Inside Front and Outside Back Cover
          Pages of Prospectus  . . . . . . . . . . . .     Available Information; Incorporation of Certain
                                                           Information by Reference; Table of Contents

   3.     Risk Factors, Ratio of Earnings to
          Fixed Charges and Other Information  . . . .     Summary; Selected Consolidated Financial
                                                           Information

   4.     Terms of the Transaction . . . . . . . . . .     Summary; The Merger; Description of Trans
                                                           Financial Common Stock and Rights; Comparative
                                                           Stock Prices and Dividends; Certain Differences
                                                           in Rights of Shareholders

   5.     Pro Forma Financial Information  . . . . . .     Pro Forma Financial Information

   6.     Material Contacts with the Company
          Being Acquired . . . . . . . . . . . . . . .     Summary; The Merger

   7.     Additional Information Required for
          Reoffering by Persons and Parties
          Deemed to Be Underwriters  . . . . . . . . .     Not Applicable

   8.     Interests of Named Experts and
          Counsel  . . . . . . . . . . . . . . . . . .     Not Applicable

   9.     Disclosure of Commission Position on
          Indemnification for Securities Act
          Liabilities  . . . . . . . . . . . . . . . .     Not Applicable

 B.  Information About the Registrant

  10.     Information with Respect to S-3
          Registrants  . . . . . . . . . . . . . . . .     Not Applicable

  11.     Incorporation of Certain Information
          by Reference . . . . . . . . . . . . . . . .     Not Applicable

  12.     Information with Respect to S-2 or S-
          3 Registrants  . . . . . . . . . . . . . . .     Incorporation of Certain Information by
                                                           Reference; Summary; Trans Financial Bancorp, Inc.;
                                                           Recent Developments; Trans Financial Preliminary Operating
                                                           Results at December 31, 1993
  13.     Incorporation of Certain Information
          by Reference . . . . . . . . . . . . . . . .     Incorporation of Certain Information by Reference


  14.     Information with Respect to
          Registrants Other Than S-3 or S-2
          Registrants  . . . . . . . . . . . . . . . .     Not Applicable


 C.  Information About the Company Being Acquired

  15.     Information with Respect to S-3
          Companies  . . . . . . . . . . . . . . . . .     Not Applicable

  16.     Information with Respect to S-2 or S-3
          Companies  . . . . . . . . . . . . . . . .       Not Applicable

  17.     Information with Respect to Companies
          Other Than S-2 or S-3 Companies  . . . . . .     Summary; Peoples Financial Services, Inc.;
                                                           Peoples Financial Preliminary Operating Results
                                                           at December 31, 1993; Business of Peoples
                                                           Financial; Management's Discussion and Analysis
                                                           of Financial Condition and Results of Operations
                                                           of Peoples Financial

  18.     Information if Proxies, Consents or
          Authorizations are to be Solicited . . . . .     Incorporation of Certain Information by
                                                           Reference; Summary; The Special Meeting; The
                                                           Merger; Management and Additional Information


  19.     Information if Proxies, Consents or
          Authorizations are not to be
          Solicited or in an Exchange Offer  . . . . .     Not Applicable

                        PEOPLES FINANCIAL SERVICES, INC.
                                TWO WEST JACKSON
                          COOKEVILLE, TENNESSEE 38501


                                 (615) 528-1768




                            _________________, 1994



Dear Shareholder:

        You are cordially invited to attend a Special Meeting of Shareholders of Peoples Financial Services, Inc., to be held on __________________________, 1994, at _______ ___.m. local time, at Peoples Financial's offices, Two West Jackson, Cookeville, Tennessee. At this very important meeting you will be asked to consider and approve the proposed merger of Peoples Financial with and into Trans Financial Bancorp, Inc., Bowling Green, Kentucky. Details of the proposed transaction and additional related information are set forth in the attached Notice and Proxy Statement-Prospectus. You are urged to read these materials carefully before voting your shares at the Special Meeting.

         In the merger, each outstanding share of Peoples Financial will be converted into 5.5 shares of Trans Financial common stock, involving the issuance by Trans Financial of up to 1,302,274 shares of its common stock. The attached Proxy Statement-Prospectus serves as a Proxy Statement for Peoples Financial with respect to matters to be considered at the Special Meeting, and it also serves as a Prospectus for the shares of Trans Financial common stock to be issued in the merger.

         Your Board of Directors has unanimously approved the proposed merger described in the attached materials and believes the proposed transaction is in the best interests of Peoples Financial shareholders. THE BOARD THEREFORE RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE MERGER AT THE SPECIAL MEETING.

         The Board of Directors has received an opinion from Professional Bank Services, Inc., Peoples Financial's financial advisor, that, as of the date of the accompanying Proxy Statement-Prospectus, the financial consideration to be paid in the merger is fair to the shareholders of Peoples Financial from a financial point of view.

         A Proxy is enclosed. Please indicate your voting instructions and sign, date and mail this Proxy promptly in the return envelope provided. Whether or not you plan to attend the Special Meeting in person, it is important that you return the enclosed Proxy so that your Peoples Financial shares are voted.

                                 Sincerely,



                                 Barry Buckley
                                 President

                        PEOPLES FINANCIAL SERVICES, INC.
                                TWO WEST JACKSON
                          COOKEVILLE, TENNESSEE 38501

                                 (615) 528-1768

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON ________________, 1994

TO THE SHAREHOLDERS:

         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Peoples Financial Services, Inc. ("Peoples Financial") will be held at its offices, Two West Jackson, Cookeville, Tennessee, on _________________________, 1994, at ______ ___.m. local time, for the purpose of voting on the approval of the Agreement and Plan of Reorganization and a related Plan of Merger, by and between Peoples Financial and Trans Financial Bancorp, Inc., providing for the merger of Peoples Financial with and into Trans Financial, as described in the accompanying Proxy Statement-Prospectus.

         Only Peoples Financial shareholders of record as of the close of business on _______________, 1994 have the right to receive notice of and to vote at the Special Meeting and any adjournment(s) thereof.

         The accompanying document constitutes the Proxy Statement of Peoples Financial for its Special Meeting of Shareholders and it also constitutes a Prospectus for Trans Financial Bancorp, Inc. with respect to its issuance of common stock in the merger. A copy of the Agreement and Plan of Reorganization and the related Plan of Merger are attached to the accompanying Proxy Statement-Prospectus as Appendix A-1 and A-2, respectively.

         Shareholders of Peoples Financial are entitled to assert dissenters' rights under Chapter 23 of the Tennessee Business Corporation Act, a copy of which is attached as Appendix C to the accompanying Proxy Statement-Prospectus.

         You are cordially invited to attend the Special Meeting in person. Whether or not you plan to attend the meeting, you are urged to complete, date, sign and return the enclosed Proxy in the envelope provided as soon as possible.

                                            By Order of the Board of Directors


                                            ____________________________________

                                            Secretary to the Board

_______________, 1994

                                PROXY STATEMENT
                        PEOPLES FINANCIAL SERVICES, INC.

                                   PROSPECTUS
                         TRANS FINANCIAL BANCORP, INC.

         This Prospectus of Trans Financial Bancorp, Inc. ("Trans Financial") relates to up to 1,302,274 shares of Common Stock of Trans Financial
("Trans Financial Common Stock") issuable to the shareholders of Peoples Financial Services, Inc. ("Peoples Financial") upon consummation of the proposed merger (the "Merger") herein described of Peoples Financial with and into Trans Financial, pursuant to the terms and subject to the conditions of the Agreement and Plan of Reorganization between Trans Financial and Peoples Financial and the related Plan of Merger, each dated December 27, 1993 (collectively, the "Merger Agreement"). The Merger Agreement is attached as Appendix A and is incorporated herein by reference. This Prospectus also serves as the Proxy Statement of Peoples Financial for its special meeting of shareholders (the "Special Meeting") to be held on ____________, 1994. At the Special Meeting, the shareholders of Peoples Financial will be asked to consider and vote on the Merger Agreement and the transactions contemplated thereby. See "THE SPECIAL MEETING".

         Upon consummation of the Merger, each outstanding share of Peoples Financial will be converted into 5.5 shares (the "Exchange Ratio") of Trans Financial Common Stock, subject to provisions for payment of cash for fractional shares. On __________, 1994, the closing price of Trans Financial Common Stock, as quoted by the NASDAQ National Market, was $______.

         This Proxy Statement-Prospectus does not cover any resales of Trans Financial Common Stock received by affiliates of Peoples Financial.

         This Proxy Statement-Prospectus, along with the form of proxy, is first being mailed on or about ___________, 1994 to shareholders of Peoples Financial.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS SUCH COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ____________________________________

    The date of this Proxy Statement-Prospectus is __________________, 1994.

                               TABLE OF CONTENTS

                                                                                                                               PAGE
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         TRANS FINANCIAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         PEOPLES FINANCIAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         THE SPECIAL MEETING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         VOTE REQUIRED  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         VOTING OF PROXIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         REVOCABILITY OF PROXIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         RECOMMENDATION OF THE BOARD OF DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         OPINION OF FINANCIAL ADVISOR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         EFFECTIVE TIME OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         CONDITIONS TO THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         REGULATORY APPROVALS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         WAIVER AND AMENDMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         TERMINATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         RESALES OF TRANS FINANCIAL COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         STOCK OPTION AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         CERTAIN FEDERAL INCOME TAX CONSEQUENCES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         DISSENTERS' RIGHTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         MARKETS AND MARKET PRICES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         COMPARATIVE UNAUDITED PER SHARE INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

TRANS FINANCIAL PRELIMINARY OPERATING RESULTS AT DECEMBER 31, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
PEOPLES FINANCIAL PRELIMINARY OPERATING RESULTS AT DECEMBER 31, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
SELECTED CONSOLIDATED FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
PRO FORMA FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         GENERAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         DATE, PLACE AND TIME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         RECORD DATE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         VOTE REQUIRED  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         VOTING AND REVOCATION OF PROXIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         SOLICITATION OF PROXIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         PARTIES TO THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         TRANS FINANCIAL BANCORP, INC.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         PEOPLES FINANCIAL SERVICES, INC. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         BACKGROUND OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         RECOMMENDATION OF THE BOARD OF DIRECTORS AND REASONS FOR THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . .  33
         OPINION OF FINANCIAL ADVISOR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         TERMS OF THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         EFFECTIVE TIME OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
         SURRENDER OF CERTIFICATES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
         CONDITIONS TO THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

                                                                                                                             PAGE
         REGULATORY APPROVALS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
         BUSINESS PENDING THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         NO SOLICITATION OF TRANSACTIONS BY PEOPLES FINANCIAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         DIVIDENDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         WAIVER AND AMENDMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         TERMINATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         OPERATIONS AFTER THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
         EMPLOYEE BENEFITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
         STOCK OPTION AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
         ACCOUNTING TREATMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48
         CERTAIN FEDERAL INCOME TAX CONSEQUENCES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
         RESALES OF TRANS FINANCIAL COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52
         DISSENTERS' RIGHTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
DESCRIPTION OF TRANS FINANCIAL COMMON STOCK AND RIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
COMPARATIVE STOCK PRICES AND DIVIDENDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60
BUSINESS OF PEOPLES FINANCIAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
  PEOPLES FINANCIAL   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 105
PEOPLES FINANCIAL COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 129
OWNERSHIP OF PEOPLES FINANCIAL COMMON STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 130
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 133
LEGAL OPINION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 134
MANAGEMENT AND ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 134
FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

APPENDIX A-1     -        Agreement and Plan of Reorganization
APPENDIX A-2     -        Plan of Merger
APPENDIX B       -        Opinion of Professional Bank Services, Inc.
APPENDIX C       -        Title 48, Chapter 23 of Tennessee
                          Business Corporation Act


         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE TRANS FINANCIAL COMMON STOCK OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TRANS FINANCIAL OR PEOPLES FINANCIAL SINCE THE DATE HEREOF OR THAT INFORMATION IN THIS PROXY STATEMENT-PROSPECTUS OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                             AVAILABLE INFORMATION

         Trans Financial has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement ("Registration Statement") on Form S-4 relating to the shares of Trans Financial Common Stock to be issued in the Merger. This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto covering the securities offered hereby which Trans Financial has filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to Trans Financial and the securities offered hereby. The information omitted may be obtained from the public reference facilities of the Commission or inspected and copied at the principal and regional offices of the Commission set forth below.

         Trans Financial and Peoples Financial are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, Trans Financial and Peoples Financial file reports, other information and, in the case of Trans Financial, proxy statements, with the Commission. Such reports, other information and proxy statements can be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at: 7 World Trade Center, Thirteenth Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D. C. 20549.



               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        THIS PROXY STATEMENT-PROSPECTUS INCORPORATES BY REFERENCE, WITH RESPECT TO TRANS FINANCIAL, DOCUMENTS NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF THE DOCUMENTS INCORPORATED BY REFERENCE (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH WILL BE PROVIDED BY FIRST CLASS MAIL WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON. REQUESTS SHOULD BE DIRECTED TO VINCE BERTA, TREASURER AND CHIEF FINANCIAL OFFICER, TRANS FINANCIAL BANCORP, INC., 500 EAST MAIN STREET, BOWLING GREEN, KENTUCKY 42101 (TELEPHONE (502) 745-7504). IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING, ANY SUCH REQUEST SHOULD BE MADE BY ______________, 1994.

         The following documents filed with the Commission by Trans Financial are incorporated herein by reference: (a) Annual Report on Form 10-K for the year ended December 31, 1992; (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993; and (c) Current Reports on Form 8-K dated January 15, 1993, April 6, 1993, July 21, 1993 (as amended August 16, 1993 and August 30, 1993), January 10, 1994, February 18, 1994, and _______________, 1994. All documents subsequently filed by Trans Financial with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus.

         Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

                                    SUMMARY

         The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Proxy Statement-Prospectus, the Appendices hereto and the documents incorporated herein by reference. As used in this Proxy Statement-Prospectus, the terms "Trans Financial" and "Peoples Financial" refer to such corporations, respectively, and where the context requires, such corporations and their subsidiaries on a consolidated basis. All information concerning Trans Financial included in this Proxy Statement-Prospectus has been furnished by Trans Financial and all information concerning Peoples Financial included in this Proxy Statement-Prospectus has been furnished by Peoples Financial. Neither Trans Financial nor Peoples Financial warrants the accuracy or completeness of information relating to the other party. All per share information contained herein with respect to Trans Financial has been adjusted for a 4-for-3 stock split effected on December 18, 1992 and a 4-for-3 stock split effected on December 16, 1991.

TRANS FINANCIAL

         Trans Financial is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and a savings and loan holding company registered under the Home Owners' Loan Act. Trans Financial's activities are conducted through its principal subsidiary, Trans Financial Bank, N.A., Bowling Green, Kentucky, four other wholly-owned bank subsidiaries located in Pikeville, Maysville, Augusta and Morehead, Kentucky and two wholly-owned thrift subsidiaries, Trans Financial Bank, Federal Savings Bank, Russellville, Kentucky, and Trans Financial Bank of Tennessee, FSB, Tullahoma, Tennessee. Trans Financial provides its banking related services through 46 offices of its subsidiaries located in Kentucky and Tennessee. At September 30, 1993, Trans Financial had consolidated total assets of approximately $1.2 billion, net loans of approximately $753 million and total shareholders' equity of approximately $74.3 million.

         On January 28, 1994, Trans Financial entered into a definitive Agreement and Plan of Reorganization and related Plan of Merger with FGC Holding Company ("FGC"), a bank holding company headquartered in Martin, Kentucky, pursuant to which FGC will merge into Trans Financial and each outstanding share of FGC will be exchanged for 419.83 shares of Trans Financial Common Stock, or an aggregate of approximately 1,050,000 shares of Trans Financial Common Stock. As of September 30, 1993, FGC had total assets of approximately $126 million. The historical consolidated financial statements of FGC and the related notes thereto are incorporated by reference herein by reference to Trans Financial's Current Report on Form 8-K dated February 18, 1994.

        On February 15, 1994, Trans Financial consummated its acquisition of Kentucky Community Bancorp, Inc. ("KCB") and KCB's three banking subsidiaries, The State National Bank, Maysville, Kentucky, Peoples First Bank of Morehead, Morehead, Kentucky and Farmers Liberty Bank, Augusta, Kentucky. Pursuant to the Agreement and Plan of Reorganization and related Plan of Merger entered into between KCB and Trans Financial on November 9, 1993, each as amended on January 6, 1994, KCB merged with and into Trans Financial, and the outstanding shares of KCB were converted into an aggregate of approximately 1,375,000 shares of Trans Financial Common Stock. At September 30, 1993, KCB had consolidated assets of approximately $171.3 million, net loans of approximately
$102.6 million and shareholders' equity of approximately $13.2 million.   See
"RECENT DEVELOPMENTS" and "PRO FORMA FINANCIAL INFORMATION."

         Trans Financial's principal executive offices are located at 500 East Main Street, Bowling Green, Kentucky 42101. Its telephone number is (502) 781-5000.

PEOPLES FINANCIAL

         Peoples Financial is a bank holding company registered under the BHC Act and a savings and loan holding company registered under the Home Owners' Loan Act. Peoples Financial's activities are conducted through its two banking subsidiaries, Peoples Bank & Trust of the Cumberlands, Cookeville, Tennessee ("Peoples Bank"), and Citizens Federal Savings Bank, Rockwood, Tennessee ("Citizens

Federal"). At September 30, 1993, Peoples Financial had consolidated total assets of approximately $120 million, net loans of approximately $68 million and shareholders' equity of approximately $11.2 million.

         Peoples Financial's principal executive offices are located at Two West Jackson, Cookeville, Tennessee 38501. Its telephone number is (615) 528-1768.

THE MERGER

         The Merger Agreement provides for the merger of Peoples Financial with and into Trans Financial, under the articles of incorporation and bylaws of Trans Financial. Upon consummation of the Merger, each outstanding share of Peoples Financial Common Stock will be converted into 5.5 shares of Trans Financial Common Stock. Holders of shares of Peoples Financial Common Stock will receive cash, without interest, in lieu of fractional shares of Trans Financial Common Stock. See "THE MERGER-Terms Of the Merger".


         After the Merger, Peoples Financial will represent approximately 8% of Trans Financial's consolidated total assets and approximately 12% of Trans Financial's consolidated net income (based on the historical financial statements of Trans Financial and Peoples Financial as of and for the nine months ended September 30, 1993). Peoples Financial's former shareholders will represent approximately 13% of Trans Financial's voting power (based on the outstanding shares of Trans Financial Common Stock at February 15, 1994). See "THE MERGER-Terms of the Merger" and "PRO FORMA FINANCIAL INFORMATION."

THE SPECIAL MEETING

         The Special Meeting of Peoples Financial's shareholders to consider and vote on the Merger Agreement will be held on ________, 1994 at _________m. local time at Peoples Financial's offices at Two West Jackson, Cookeville, Tennessee. Only holders of record of Peoples Financial Common Stock at the close of business on _______, 1994 will be entitled to vote at the Special Meeting. At such date, there were outstanding and entitled to vote 236,777 shares of Peoples Financial Common Stock. Each share of Peoples Financial Common Stock is entitled to one vote. For additional information relating to the special meeting, see "THE SPECIAL MEETING."

VOTE REQUIRED

         Approval of the Merger Agreement by the shareholders of Peoples Financial requires the affirmative vote of a majority of the votes entitled to be cast by the holders of record of Peoples Financial Common Stock. As of the record date for the Special Meeting, Peoples Financial directors and executive officers and their affiliates held approximately 58.7% of the outstanding Peoples Financial Common Stock. All currently intend to vote in favor of the Merger Agreement. See "THE SPECIAL MEETING-Vote Required" and "THE MERGER-Conditions To the Merger."


VOTING OF PROXIES

         Peoples Financial Common Stock represented by all properly executed proxy forms received in time for the Special Meeting will be voted at such Meeting in the manner specified by the holders thereof. Proxy forms that do not contain voting instructions will be voted in favor of approval of the Merger Agreement.

         It is not expected that any matter other than those referred to herein will be brought before the Special Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to such matters. See "THE SPECIAL MEETING - Voting and Revocation of Proxies."

REVOCABILITY OF PROXIES

         The grant of a proxy on the enclosed Peoples Financial form does not preclude a shareholder from attending the Special Meeting and voting in person. A shareholder may revoke a proxy at any time prior to the vote on the Merger by filing with the Secretary of Peoples Financial a duly executed revocation or proxy form bearing a later date or by voting in person at the Special Meeting. Attendance at the Special Meeting will not of itself constitute revocation of proxy form. See "THE SPECIAL MEETING - Voting and Revocation of Proxies."

RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Board of Directors of Peoples Financial (by a unanimous vote) has approved the Merger Agreement. The Board of Directors of Peoples Financial believes the Merger is fair to and in the best interests of the shareholders of Peoples Financial and recommends a vote for the matters to be voted upon by the shareholders of Peoples Financial in connection with the Merger. See "THE MERGER-Background Of The Merger," "-Recommendation Of The Board of Directors and Reasons for the Merger."

         The Board of Directors of Trans Financial has also unanimously approved the Merger. The approval of the Merger by Trans Financial shareholders is not required and will not be sought.

OPINION OF FINANCIAL ADVISOR

         Peoples Financial's financial advisor, Professional Bank Services, Inc. has rendered its opinion to Peoples Financial's Board of Directors that the Merger is fair from a financial point of view to the shareholders of Peoples Financial. A copy of such opinion is set forth as Appendix B and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the reviews undertaken. See "THE MERGER-Opinion of Financial Advisor."

EFFECTIVE TIME OF THE MERGER

         The Merger will become effective upon the filing of Articles of Merger with the Kentucky Secretary of State and the Tennessee Secretary of State or at such later date and time specified therein. The Articles of Merger are expected to be filed on or before the fifth day after the receipt of all necessary approvals of the Merger and the expiration of all applicable waiting periods, or at such other time as Trans Financial and Peoples Financial may agree. Subject to the conditions specified in the Merger Agreement, the parties currently expect that the Merger will become effective on or before _______________, 1994, although there can be no assurance as to whether or when the Merger will occur. See "THE MERGER-Effective Time of the Merger"; "-Conditions to the Merger."

CONDITIONS TO THE MERGER

         The respective obligations of Trans Financial and Peoples Financial to consummate the Merger are subject to certain conditions, including (i) the approval by the shareholders of Peoples Financial of the Merger Agreement by the vote required under applicable law at the Special Meeting, (ii) the receipt of all necessary regulatory approvals on terms and conditions satisfactory to Trans Financial and (iii) certain other conditions customary in transactions of this nature. See "THE MERGER-Conditions to the Merger."

REGULATORY APPROVALS

         The Merger is subject to the approval of the Federal Reserve Board, the Office of Thrift Supervision, the Commissioner of the Kentucky Department of Financial Institutions and the Commissioner of the Tennessee Department of Financial Institutions. See "THE MERGER-Regulatory Approvals."


WAIVER AND AMENDMENT

         Prior to the Effective Time of the Merger, any provision of the Merger Agreement may be waived, to the extent permitted by law, by the party entitled to the benefits of such provision. In addition, the Merger Agreement may be amended at any time upon the written agreement of Trans Financial and Peoples Financial without the approval of shareholders. See "THE MERGER-Waiver and Amendment."

TERMINATION

         The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Merger, whether before or after any requisite shareholder approval, (i) by mutual agreement of the Boards of Directors of Trans Financial and Peoples Financial, or (ii) by either the Board of Directors of Trans Financial or the Board of Directors of Peoples Financial at any time after August 31, 1994, or (iii) by either Trans Financial or Peoples Financial in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach is not cured after 30 days written notice to the breaching party. See "THE MERGER-Terms Of the Merger," "-Conditions to the Merger," "-Regulatory Approvals," "-Waiver and Amendment," and "-Termination."

RESALES OF TRANS FINANCIAL COMMON STOCK

         Trans Financial Common Stock received by affiliates of Peoples Financial, generally directors and executive officers, may not be resold without registration under the Securities Act except in compliance with Rules 144 and 145 or as otherwise permitted under the Securities Act. See "THE MERGER-Resales of Trans Financial Common Stock."

STOCK OPTION AGREEMENTS

         Prior to entering into the Merger Agreement, Trans Financial entered into stock option agreements pursuant to which certain shareholders of Peoples Financial granted to Trans Financial options (the "Options") to purchase 138,955 shares of Peoples Financial Common Stock, representing 58.7% of the issued and outstanding shares of Peoples Financial Common Stock, at a price of $85.19 per share, subject to the terms and conditions set forth in the stock option agreements. The Options may only be exercised upon the occurrence of certain purchase events set forth in the stock option agreements. See "THE MERGER-Stock Option Agreements."

         The Options could have the effect of discouraging persons who now or prior to the Effective Time of the Merger might be interested in acquiring all of or a significant interest in Peoples Financial from considering or proposing such an acquisition, even if such persons were prepared to propose greater consideration per share for Peoples Financial Common Stock than the consideration per share represented by the Exchange Ratio. In addition, the Merger Agreement provides that Peoples Financial and its respective subsidiaries will not, directly or indirectly, solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal. See "The MERGER-No Solicitation of Transactions by Peoples Financial."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


         For federal income tax purposes, to the extent a shareholder of Peoples Financial exchanges his or her shares of Peoples Financial Common Stock for Trans Financial Common Stock in the Merger, (i) no gain or loss will be recognized by a Peoples Financial shareholder who receives solely shares of Trans Financial Common Stock pursuant to the Merger, (ii) the aggregate tax basis of the Trans Financial Common Stock received by a Peoples Financial shareholder will equal the aggregate tax basis of the Peoples Financial stock surrendered therefor by such shareholder, and (iii) the holding period of the Trans Financial Common Stock received will generally include the holding period of the Peoples Financial Common Stock surrendered. A Peoples Financial shareholder receiving cash in the Merger in lieu of fractional shares or upon the exercise of dissenters' rights generally will recognize a taxable gain or loss for federal income tax purposes equal to the difference between the amount of cash received in the Merger and the shareholder's tax basis in the shares of Peoples Financial Common Stock surrendered. For a more complete description of the federal income tax consequences of the Merger, see "THE MERGER-Certain Federal Income Tax Consequences." Due to the individual nature of the tax consequences of the Merger, it is recommended that each Peoples Financial shareholder consult his or her own tax advisor concerning the tax consequences of the Merger.

DISSENTERS' RIGHTS

         Any shareholder of Peoples Financial will have the right to dissent from the Merger and to demand a determination of the fair value of the shareholder's shares in the event the Merger is approved and the Merger consummated. The right of any shareholder to receive the fair value of his or her shares is contingent upon strict compliance with the provisions of Chapter 23 of the Tennessee Business Corporation Act ("TBCA"), a copy of which is included as Appendix C to this Proxy Statement-Prospectus. See "THE MERGER-Dissenters' Rights."

         Pursuant to Chapter 23 of the TBCA, any holder of Peoples Financial Common Stock who desires to dissent from the Merger must initially take two actions to perfect his or her rights. First, the shareholder must deliver to Peoples Financial, before the vote on the Merger is taken, written notice of his or her intent to demand payment for his or her shares if the Merger is effectuated. Merely voting against the Merger or returning a proxy indicating a vote against the Merger will not satisfy this notice requirement. Second, the shareholder must not vote his or her shares in favor of the Merger. A shareholder's failure to vote with respect to the Merger will not, by itself, constitute a waiver of that shareholder's right to dissent under the TBCA. However, if a shareholder returns a signed proxy but does not specify a vote against approval of the Merger or a direction to abstain, the proxy, if not revoked, will be voted for approval of the Merger, which will have the effect of waiving that shareholder's dissenter's rights.

MARKETS AND MARKET PRICES

         Trans Financial Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market under the symbol TRFI. Shares of Peoples Financial Common Stock trade infrequently and therefore no meaningful information regarding a market price of Peoples Financial Common Stock exists. See "COMPARATIVE STOCK PRICES AND DIVIDENDS." The following table sets forth the closing price per share of Trans Financial Common Stock as quoted on the NASDAQ National Market and the equivalent per share price (as explained below) of Peoples Financial Common Stock on December 23, 1993, the first trading day immediately preceding the date the Merger was publicly announced and on _________________, 1994.

         Market Price               Trans Financial              Equivalent
         Per Share At:               Common Stock             Per Share Price
         -------------               ------------             ---------------
       December 23, 1993                   $16.00                  $88.00
      ____________ , 1994                  $                       $

         The equivalent per share price of shares of Peoples Financial Common Stock at each specified date represents the closing price of a share of Trans Financial Common Stock on such date multiplied by the Exchange Ratio. However, no assurance can be given as to the market price of Trans Financial Common Stock at or after the Effective Time of the Merger and shareholders are advised to obtain current market quotations for Trans Financial Common Stock.


COMPARATIVE UNAUDITED PER SHARE INFORMATION

        The following summary presents selective comparative per share information: /i/ for Trans Financial on an historical basis, on an historical basis as adjusted to reflect the acquisition of KCB, and on a pro forma combined basis assuming the Merger, including and excluding the acquisition of FGC, had been effective during the periods presented, and /ii/ for Peoples Financial on an historical basis and on an equivalent pro forma basis for all periods presented (including Citizens Federal which was acquired by Peoples Financial on February 1, 1993 in a transaction accounted for as a pooling of interests). The equivalent pro forma per share data represents Peoples Financial's equivalent book value, cash dividends and net income per share based on the Exchange Ratio.

The comparative per share information has been prepared giving effect to the Merger as a pooling of interests. For a description of the effects of pooling of interests accounting on the Merger and the historical financial statements of Trans Financial, see "THE MERGER-Accounting Treatment." The comparative per share information should be read in conjunction with the historical consolidated financial statements of Trans Financial, KCB and FGC and the related notes thereto included in documents incorporated herein by reference, and in conjunction with the historical consolidated financial statements of Peoples Financial and the historical financial statements of Citizens Federal and the related notes thereto and the pro forma financial information contained elsewhere in this Proxy Statement-Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION." The following information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods or future combined financial position. All per share information for Trans Financial Common Stock has been adjusted for a 4-for-3 stock split effected on December 18, 1992, and a 4-for-3 stock split effected on December 16, 1991.

                                             FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30, 1993       FOR THE YEARS ENDED DECEMBER 31,
                                          ------------------------       --------------------------------
                                                                        1992        1991        1990
                                                                        ----        ----        ----
 NET INCOME PER COMMON SHARE (BEFORE
 CUMULATIVE EFFECT OF ACCOUNTING
 CHANGE) (PRIMARY):
  TRANS FINANCIAL
  Historical                                        $   0.92         $ 1.30       $1.29        $1.28
     Historical including KCB
       acquisition                                      0.93           1.25        1.14         1.00
  Pro forma combined
    Including FGC acquisition                           0.96           1.25        1.03         0.87
    Excluding FGC acquisition                           0.92           1.21        0.99         0.84
  PEOPLES FINANCIAL
  Historical                                            5.01           5.41        2.63         1.89
  Pro forma equivalent (1)
    Including FGC acquisition                           5.28           6.88        5.67         4.79
    Excluding FGC acquisition                           5.06           6.66        5.44         4.62

 NET INCOME PER COMMON SHARE (BEFORE
 CUMULATIVE EFFECT OF ACCOUNTING
 CHANGE) (FULLY DILUTED):
  TRANS FINANCIAL
  Historical                                        $   0.92         $ 1.30      $ 1.17       $ 1.14
     Historical including KCB
       acquisition                                      0.93           1.25        1.07         0.95
  Pro forma combined
    Including FGC acquisition                           0.96           1.25        0.99         0.85
    Excluding FGC acquisition                           0.92           1.21        0.94         0.81
 PEOPLES FINANCIAL
  Historical                                            5.01           5.41        2.63         1.89
  Pro forma equivalent (1)
    Including FGC acquisition                           5.28           6.88        5.45         4.68
    Excluding FGC acquisition                           5.06           6.66        5.17         4.46

 DIVIDENDS DECLARED PER COMMON SHARE:
  Trans Financial - historical                      $ 0.3825         $ 0.44       $0.36        $0.34
  Trans Financial - pro forma
    combined (2)                                      0.3825           0.44        0.36         0.34
  Peoples Financial - historical                        -                -           -            -
  Peoples Financial - pro forma
   equivalent (1)                                       2.10           2.42        1.98         1.87

 STOCKHOLDERS' EQUITY PER
  COMMON SHARE AT END OF PERIOD:
  TRANS FINANCIAL
     Historical                                     $  10.03         $ 9.42          -            -
     Historical including KCB
       acquisition                                      9.96           9.31          -            -
  Pro forma combined
    Including FGC acquisition                           9.69           8.85
    Excluding FGC acquisition                           9.78           9.00          -            -
  PEOPLES FINANCIAL
    Historical                                         47.45          44.49          -            -
  Pro forma equivalent (1)
    Including FGC acquisition                          53.30          48.68
    Excluding FGC acquisition                          53.79          49.50          -            -





__________________________

(1) Represents Peoples Financial's equivalent stockholder's equity, cash dividends and net income per share based on the Exchange Ratio.

(2)      Assumes no change in cash dividends declared per share.

                 TRANS FINANCIAL PRELIMINARY OPERATING RESULTS
                              AT DECEMBER 31, 1993

         On January 25, 1994, Trans Financial reported unaudited preliminary operating results for the three months and year ended December 31, 1993. For the quarter ended December 31, 1993, Trans Financial had net earnings of $2.5 million, an increase of 5% over net earnings of $2.4 million for the fourth quarter of 1992. Earnings per common share on a fully diluted basis were $0.33 for the fourth quarter of 1993. For the year ended December 31, 1993, Trans Financial had net earnings of $9.3 million, or $1.24 per common share on a fully diluted basis as compared with $9.06 million and $1.30 per common share in 1992. Trans Financial reported at December 31, 1993 consolidated total assets of $1.2 billion, total loans, net of unearned discount, of $769 million, total deposits of $994 million and total stockholders' equity of $76.3 million. At December 31, 1993, book value per common share was $10.28.

         Trans Financial's operating results for the year ended December 31, 1993 will be reported in Trans Financial's Annual Report on Form 10-K expected to be filed with the Commission on or before March 31, 1994. Trans Financial does not believe that the final operating results for the year ended December 31, 1993 will be materially different from the preliminary operating results.

                PEOPLES FINANCIAL PRELIMINARY OPERATING RESULTS
                              AT DECEMBER 31, 1993

         Peoples Financial also reported unaudited preliminary operating results for the three months and year ended December 31, 1993. For the quarter ended December 31, 1993, Peoples Financial had net earnings of $333.3 thousand, compared to net earnings of $300.5 thousand for the fourth quarter of 1992. Earnings per common share on a fully diluted basis were $1.43 for the fourth quarter of 1993. For the year ended December 31, 1993, Peoples had net earnings of $1.5 million, or $6.44 per common share on a fully diluted basis, as compared with $1.2 million and $5.41 per common share in 1992. Peoples reported at December 31, 1993 consolidated total assets of $122.6 million, total loans, net of unearned discount, of $66.6 million, total deposits of $110.1 million and total stockholders' equity of $11.6 million. At December
31, 1993, book value per common share was $48.99.

         Peoples's operating results for the year ended December 31, 1993 will be reported in Peoples's Annual Report on Form 10-K expected to be filed with the Commission on or before March 31, 1994. Peoples does not believe that the final operating results for the year ended December 31, 1993 will be materially different from the preliminary operating results.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth certain historical financial information for Trans Financial, KCB, FGC and Peoples Financial and certain pro forma financial information giving effect to the Merger, including and excluding the acquisition of FGC, as if each had been effective during the periods presented. The selected historical financial information is based on, derived from, and should be read in conjunction with, the historical consolidated financial statements of Trans Financial, KCB and FGC, and the related notes thereto, included in the documents incorporated herein by reference and the historical consolidated financial statements of Peoples Financial and Citizens Federal and the related notes thereto appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE." All of the following selected financial information should be read in conjunction with the pro forma financial information including the notes thereto, appearing elsewhere in this Proxy Statement-Prospectus. See "PRO FORMA FINANCIAL INFORMATION." All per share information for Trans Financial Common Stock has been adjusted for a 4-for-3 stock split effected December 18, 1992 and a 4-for-3 stock split effected December 16, 1991.

         The unaudited pro forma financial information is not necessarily indicative of the results that actually would have occurred had the Merger been consummated on the dates indicated or that may be obtained in the future. Interim unaudited information for Trans Financial and Peoples Financial reflect, in the opinion of the managements of Trans Financial and Peoples Financial, respectively, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for the year as a whole.

 Trans Financial Bancorp, Inc.
 Consolidated Selected Financial Data

                                         Nine
                                         Months
                                         Ended                                     Year Ended December 31,
                                         09/30/93           --------------------------------------------------------------------
                                         (unaudited)        1992            1991            1990            1989            1988
                                         -----------        ----            ----            ----            ----            ----
                                                                            (in thousands, except per share data)
 Net interest income                    $    29,205      $   31,396       $  18,733       $  16,489       $  15,551      $  14,539
 Provision for loan losses                    1,321           1,216             750           1,529           1,324            831
 Net interest income
   after provision for loan losses           27,884          30,180          17,983          14,960          14,227         13,708
 Non-interest income                          9,941          11,064           6,542           5,179           4,323          3,950
 Non-interest expense                        27,904          27,498          17,957          14,873          13,560         14,109
 Income tax expense                           2,990           4,686           2,028           1,412           1,197            752
 Income before cumulative effect
   of accounting change                       6,931           9,060           4,540           3,854           3,793          2,797

 Per common share
 Income before cumulative effect
   of accounting change:
     Primary                            $      0.92      $     1.30       $    1.29       $    1.28       $    1.27      $    0.94
     Fully diluted                             0.92            1.30            1.17            1.14            1.13           0.85
 Stockholders' equity at year (period)
   end                                        10.03            9.42            8.44            7.68            6.90           5.88
 Cash dividends declared                     0.3825            0.44            0.36            0.34            0.31           0.26
 At year (period) end:
 Total assets                           $ 1,178,743      $  978,481       $ 586,680       $ 485,725       $ 430,510      $ 409,945
 Total loans, net of unearned income        752,466         545,758         347,055         327,879         289,023        271,026
 Total deposits                           1,002,462         860,338         509,301         418,048         378,391        336,063
 Total stockholders' equity                  74,308          69,532          40,533          28,046          22,831         19,683
 Allowance for loan losses                    8,288           5,537           4,192           4,106           3,389          2,878

 Selected ratios:
 Return on average assets                      0.92 %          1.09 %          0.89 %          0.90 %          0.92 %         0.72 %
 Return on average stockholders' equity       12.96           14.02           14.41           15.52           17.42          14.66
 Average stockholders' equity
   to average total assets                     7.10            7.80            6.18            5.77            5.31           4.95
 Leverage ratio                                5.88            6.54            6.17            5.01               -              -
 Tier one risk-based capital ratio             8.66           10.50            8.42            6.41               -              -
 Total risk-based capital ratio               13.84           11.41           10.55            8.81               -              -
 Dividend payout                              41.58           34.04           27.62           26.47           24.08          28.00
 Allowance for loan losses as a
   percentage of average net loans             1.32            1.07            1.23            1.36            1.21           1.13
 Nonperforming loans as a
   percentage of year end net loans            1.01            1.11            2.06            1.67            1.08           1.07
 Net charge-offs as a
   percentage of average net loans             0.21            0.17            0.19            0.29            0.29           0.28
 Net interest margin                           4.21            4.13            4.01            4.22            4.20           4.23

 Kentucky Community Bancorp, Inc.
 Consolidated Selected Financial Data

                                            Nine
                                            Months
                                            Ended                                  Year Ended December 31,
                                            09/30/93         --------------------------------------------------------------------
                                            (unaudited)      1992            1991            1990            1989            1988
                                            -----------      ----            ----            ----            ----            ----
                                                                            (in thousands, except per share data)
 Net interest income                       $  5,607        $  7,202        $  6,482        $  5,954        $  5,838      $  5,811
 Provision for loan losses                      338             838             772           1,052           1,486           520
 Net interest income
   after provision for loan losses            5,269           6,364           5,710           4,902           4,352         5,291
 Non-interest income                            989           1,514           1,396           1,238           1,067         1,104
 Non-interest expense                         4,469           6,157           5,748           5,392           5,195         5,042
 Income tax expense (credit)                    481             372             293             120            (193)          187
 Income before cumulative effect
   of accounting change                       1,308           1,349           1,065             628             417         1,166

 Per common share
 Income before cumulative effect
   of accounting change:
     Primary                               $   5.11        $  5.244        $   4.14        $   2.44        $   1.61      $   4.54
     Fully diluted                             5.11            5.24            4.14            2.44            1.61          4.54
 Stockholders' equity at year (period) end    51.17           46.50           41.60           37.79           35.82         34.82
 Cash dividends declared                       0.65            0.53            0.05            0.50            0.50          0.50
 At year (period) end:
 Total assets                              $171,296        $167,491        $166,138        $161,019        $158,434      $153,375
 Total loans, net of unearned income        104,565         102,448          98,570          96,773          97,865       102,749
 Total deposits                             154,388         150,889         148,228         143,483         140,663       134,865
 Total stockholders' equity                  13,220          11,963          10,702           9,722           9,212         8,994
 Allowance for loan losses                    1,963           1,980           1,791           1,641           1,476           934

 Selected ratios:
 Return on average assets                      1.02 %          0.82 %          0.65 %          0.39 %          0.27 %        0.77 %
 Return on average stockholders' equity       13.40           11.76           10.43            6.56            4.54         13.85
 Average stockholders' equity
   to average total assets                     7.49            6.95            6.18            6.01            5.93          5.55
 Leverage ratio                                6.78            6.12            5.46            5.32               -             -
 Tier one risk-based capital ratio            11.18           10.12            8.71            8.55               -             -
 Total risk-based capital ratio               12.43           13.71           12.30           11.29               -             -
 Dividend payout                              12.10           10.02           12.08           20.47           30.93         10.51
 Allowance for loan losses as a
   percentage of average net loans             1.88            1.94            1.84            1.70            1.47          0.93
 Nonperforming loans as a
   percentage of year end loans                1.00            0.74            2.02            1.32            2.01          0.76
 Net charge-offs as a
   percentage of average net loans             0.35            0.63            0.64            0.92            0.94          0.36
 Net interest margin                           4.79            4.84            4.45            4.41            4.38          4.47

Peoples Financial Services, Inc.
Consolidated Selected Financial Data

                                             Nine
                                            Months
                                             Ended
                                           09/30/93                               Year Ended December 31,
                                         -------------    -----------------------------------------------------------------------
                                          (unaudited)        1992            1991            1990            1989          1988
                                         -------------    ----------    ------------     -----------      ----------   ----------
                                                                      (in thousands, except per share data)
Net interest income                       $   3,864        $  4,733        $  3,438        $  2,424         $ 1,937     $ 1,503
Provision for loan losses                       157             263             470             274             618         426
Net interest income
  after provision for loan losses             3,707           4,470           2,968           2,150           1,319       1,077
Non-interest income                             859             748             859             749             398         263
Non-interest expense                          2,618           3,198           2,815           2,317           2,089       1,644
Income tax expense (credit)                     780             792             435             172             (48)        (84)
Income before cumulative effect
  of accounting change                    $   1,168        $  1,228        $    577        $    410        ($   324)   ($   220)

Per common share
Income before cumulative effect
  of accounting change:
    Primary                               $    5.01        $   5.41        $   2.63        $   1.89         $  0.80     $ (0.52)
    Fully diluted                              5.01            5.41            2.63            1.89            0.80       (0.52)
Stockholders' equity at year (period) end     47.45           44.49           38.52           35.71           33.72       35.29
Cash dividends declared                        0.00            0.00            0.00            0.00            0.00        0.00

At year (period) end:
Total assets                              $ 119,918        $112,210        $103,282        $ 84,786         $77,342     $67,285
Total loans, net of unearned income          67,161          65,484          62,075          49,699          41,844      33,739
Total deposits                              107,924         102,232          92,936          74,192          66,220      54,911
Total stockholders' equity                   11,236           9,146           7,918           7,341           6,931       7,254
Allowance for loan losses                     1,075             922             836             555             481         263

Selected ratios:
Return on average assets                       1.33 %          1.14 %          0.62 %          0.51 %         (0.46)%     (0.36)%
Return on average stockholders' equity        14.91           14.41            7.63            5.77           (4.49)      (4.18)
Average stockholders' equity
  to average total assets                      8.94            7.93            8.12            8.90           10.26        8.58
Leverage ratio                                 9.37            8.15            7.67            8.66            8.96       10.78
Tier one risk-based capital ratio              9.29            8.08            7.60            8.60            8.91       10.74
Total risk-based capital ratio                10.17            8.90            8.41            9.25            9.52       11.13
Dividend payout                                   -               -               -               -               -           -
Allowance for loan losses as a
  percentage of average net loans              1.57            1.46            1.48            1.20            1.25        0.86
Nonperforming loans as a
  percentage of year end loans                 0.58            1.93            2.02            2.80            6.72        2.57
Net charge-offs as a
  percentage of average net loans              0.01            0.28            0.33            0.43            1.04        1.12
Net interest margin                            4.78            4.70            3.94            3.29            3.06        2.65

FGC Holding Company
Consolidated Selected Financial Data


                                                   Nine
                                                  Months
                                                   Ended                          Year Ended December 31,
                                                 09/30/93         -------------------------------------------------------
                                               (unaudited)        1992         1991(a)      1990(a)      1989(a)     1988(a)
                                               -----------        ----         ----         ----         ----        ----
                                                                          (in thousands, except per share data)

Net interest income                              $4,197         $5,220        $4,227       $3,944      $3,411        $3,568
Provision for loan losses                           390            300           250          560         300           685
Net interest income
  after provision for loan losses                 3,807          4,920         3,977        3,384       3,111         2,883
Non-interest income                                 332            495           471          351         399           348
Non-interest expense                              2,169          3,038         2,708        2,248       2,104         2,020
Income tax expense (credit)                         478            550           327          299         188            96
Income before cumulative effect
  of accounting change                           $1,492         $1,827        $1,413       $1,188      $1,218        $1,115

Per common share
Income before cumulative effect
  of accounting change:
    Primary                                     $572.33        $698.11       $532.67      $442.70     $454.70       $415.20
    Fully diluted                               $572.33        $698.11       $532.67      $442.70     $454.70       $415.20
Stockholders' equity at year (period) end      3,672.93       3,180.73      2,402.64     1,870.05    1,469.41      1,014.79
Cash dividends declared                               -              -             -            -           -             -

At year (period) end:
Total assets                                   $126,284       $122,444      $120,305     $112,084    $109,590       $97,224
Total loans, net of unearned income              65,836         66,397        60,255       55,547      58,388        57,627
Total deposits                                  110,880        108,698       107,198       97,000      96,751        84,725
Total stockholders' equity                       10,196          8,765         7,019        5,687       4,685         3,548
Allowance for loan losses                         1,371          1,157           881          881         966           906

Selected ratios:
Return on average assets                           1.62 %         1.51 %        1.25 %       0.99 %      1.25 %        1.18 %
Return on average stockholders' equity            19.70          20.84         20.13        18.89       26.00         31.43
Average stockholders' equity
  to average total assets                          8.17           7.24          6.19         5.27        4.79          3.77
Leverage ratio                                     6.92           5.99          4.56         3.63           -             -
Tier one risk-based capital ratio                 12.17          10.81          8.94         7.46           -             -
Total risk-based capital ratio                    13.42          12.06         10.19         8.71           -             -
Dividend payout                                       -              -             -            -           -             -
Allowance for loan losses as a
  percentage of average net loans                  2.07           1.82          1.52         1.51        1.67          1.56
Nonperforming loans as a
  percentage of year end loans                     1.73           2.34          1.92         1.92        3.38          1.95
Net charge-offs as a
  percentage of average net loans                  0.35           0.04          0.43         1.10        0.42          0.83
Net interest margin                                4.55           4.37          3.78         3.71        3.57          3.85

(a) Financial data for the years ended December 31, 1988, 1989, 1990 and 1991 is unaudited.

TRANS FINANCIAL BANCORP, INC.
Pro Forma Consolidated Selected Financial Data
(Unaudited)
(In thousands, except per share data)


                                                                      Nine Months Ended September 30, 1993
                                                      -----------------------------------------------------------------
                                                       TRANS              KENTUCKY          PRO FORMA          PEOPLES
                                                      FINANCIAL           COMMUNITY         EXCLUDING          FINANCIAL
                                                       BANCORP             BANCORP         PEOPLES & FGC       SERVICES
                                                      ----------          ---------        -------------       --------
Net interest income                                 $      29,205       $   5,607        $     34,812      $    3,864
Provision for loan losses                                   1,321             338               1,659             157
Net interest income after
  provision for loan losses                                27,884           5,269              33,153           3,707
Non-interest income                                         9,941             989              10,930             859
Non-interest expenses                                      27,904           4,469              32,373           2,618
Income tax expense                                          2,990             481               3,471             780
Income before cumulative effect
  of accounting change                              $       6,931     $     1,308     $         8,239      $    1,168

Per common share:
Income before cumulative effect
  of accounting change:
  Primary                                           $        0.92     $      5.11     $          0.93      $     5.01
  Fully diluted                                              0.92            5.11                0.93            5.01
Stockholders' equity at year (period) end                   10.03           51.17                9.96           47.45
Cash dividends declared                                    0.3825            0.65              0.3825              -

At year (period) end:
Total assets                                        $   1,178,743     $   171,296     $     1,350,039      $  119,918
Total loans, net of unearned income                       752,466         104,565             857,031          67,161
Total deposits                                          1,002,462         154,388           1,156,850         107,924
Total stockholders' equity                                 74,308          13,220              87,528          11,236
Allowance for loan losses                                   8,288           1,963              10,251           1,075

Selected ratios:
Return on average assets                                     0.92 %          1.02 %              0.93 %          1.33 %
Return on average stockholders' equity                      12.96           13.40               13.03           14.91
Average stockholders' equity
  to average total assets                                    7.10            7.49                7.17            8.94
Leverage ratio                                               5.88            6.78                5.99            9.37
Tier one risk-based capital ratio                            8.66           11.18                8.83            9.29
Total risk-based capital ratio                              13.84           12.43               13.57           10.17
Dividend payout                                             41.58           12.10               41.13               -
Allowance for loan losses as a
  percentage of average net loans                            1.32            1.88                1.40            1.57
Nonperforming loans as a
  percentage of year end loans                               1.01            1.00                1.01            0.58
Net charge-offs as a
  percentage of average net loans                            0.21            0.35                0.25            0.01
Net interest margin                                          4.21            4.79                4.28            4.78


                                                                   Nine Months Ended September 30, 1993
                                                               --------------------------------------------
                                                               PRO FORMA          FGC             PRO FORMA
                                                               EXCLUDING         HOLDING           INCLUDING
                                                                  FGC            COMPANY              FGC
                                                               ----------        -------          ----------
Net interest income                                         $    38,676     $     4,197       $      42,873
Provision for loan losses                                         1,816             390               2,206
Net interest income after
  provision for loan losses                                      36,860           3,807              40,667
Non-interest income                                              11,789             332              12,121
Non-interest expenses                                            34,991           2,169              37,160
Income tax expense                                                4,251             478               4,729
Income before cumulative effect
  of accounting change                                      $     9,407     $     1,492       $      10,899

Per common share:
Income before cumulative effect
  of accounting change:
  Primary                                                   $      0.92     $    572.33       $        0.96
  Fully diluted                                                    0.92          572.33                0.96
Stockholders' equity at year (period) end                          9.78        3,672.93                9.69
Cash dividends declared                                          0.3825               -              0.3825

At year (period) end:
Total assets                                                $ 1,469,957     $   126,284       $   1,596,241
Total loans, net of unearned income                             924,192          65,836             990,028
Total deposits                                                1,264,774         110,880           1,375,654
Total stockholders' equity                                       98,764          10,196             108,960
Allowance for loan losses                                        11,326           1,371              12,697

Selected ratios:
Return on average assets                                           0.97%           1.62%              1.03%
Return on average stockholders' equity                            13.23           19.70               3.85
Average stockholders' equity
  to average total assets                                          7.33            8.17               7.41
Leverage ratio                                                     6.27            6.92               6.32
Tier one risk-based capital ratio                                  8.88           12.17               9.09
Total risk-based capital ratio                                    13.17           13.42              13.23
Dividend payout                                                   41.58              -               39.84
Allowance for loan losses as a
  percentage of average net loans                                  1.42           2.07                1.47
Nonperforming loans as a
  percentage of year end loans                                     0.98           1.73                1.03
Net charge-offs as a
  percentage of average net loans                                  0.23           0.35                0.24
Net interest margin                                                4.32           4.55                4.34

 TRANS FINANCIAL BANCORP, INC.
 Pro Forma Consolidated Selected Financial Data
 (Unaudited)
 (In thousands, except per share data)


                                                                          Year Ended December 31, 1992
                                                  -------------------------------------------------------------------------
                                                  TRANS           KENTUCKY        PRO FORMA       PEOPLES         PRO FORMA
                                                  FINANCIAL       COMMUNITY       EXCLUDING       FINANCIAL       EXCLUDING
                                                  BANCORP         BANCORP         PEOPLES & FGC   SERVICES        FGC
                                                  ---------       ---------       -------------   ---------       ---------
 Net interest income                          $    31,396           7,202          38,598           4,733          43,331
 Provision for loan losses                          1,216             838           2,054             263           2,317
 Net interest income after
    provision for loan losses                      30,180           6,364          36,544           4,470          41,014
 Non-interest income                               11,064           1,514          12,578             748          13,326
 Non-interest expenses                             27,498           6,157          33,655           3,198          36,853
 Income tax expense                                 4,686             372           5,058             792           5,850
 Income before cumulative effect
    of accounting change                      $     9,060 $         1,349 $        10,409 $         1,228 $        11,637

 Per common share:
 Income before cumulative effect
    of accounting change:
    Primary                                   $      1.30 $          5.24 $          1.25 $          5.41 $          1.21
    Fully diluted                                    1.30            5.24            1.25            5.41            1.21
 Stockholders' equity at year (period) end           9.42           46.50            9.31           44.49            9.00
 Cash dividends declared                             0.44            0.53            0.44               -            0.44

 At year (period) end:
 Total assets                                 $   978,481 $       167,491 $     1,145,972 $       112,210  $    1,258,182
 Total loans, net of unearned income              545,758         102,488         648,246          65,484         713,730
 Total deposits                                   860,338         150,889       1,011,227         102,232       1,113,459
 Total stockholders' equity                        69,532          11,963          81,495           9,146          90,641
 Allowance for loan losses                          5,537           1,980           7,517             922           8,439

 Selected ratios:
 Return on average assets                            1.09 %          0.82 %          1.05 %          1.14 %          1.06 %
 Return on average stockholders' equity             14.02           11.76           13.68           14.41           13.75
 Average stockholders' equity
   to average total assets                           7.80            6.95            7.66            7.93            7.69
 Leverage ratio                                      6.54            6.12            6.48            8.15            6.63
 Tier one risk-based capital ratio                  10.50           10.12           10.44            8.08           10.12
 Total risk-based capital ratio                     11.41           13.71           11.84            8.90           11.44
 Dividend payout                                    34.04           10.02           35.40               -           36.57
 Allowance for loan losses as a
   percentage of average net loans                   1.07            1.94            1.22            1.46            1.24
 Nonperforming loans as a
   percentage of year end loans                      1.11            0.74            1.05            1.93            1.13
 Net charge-offs as a
   percentage of average net loans                   0.17            0.63            0.25            0.28            0.25
 Net interest margin                                 4.13            4.84            4.25            4.70            4.30



                                                Year Ended December 31, 1992
                                                ----------------------------
                                                   FGC            PRO FORMA
                                                 HOLDING          INCLUDING
                                                 COMPANY             FGC
                                                 -------          ---------
 Net interest income                                5,220          48,551
 Provision for loan losses                            300           2,617
 Net interest income after
    provision for loan losses                       4,920          45,934
 Non-interest income                                  495          13,821
 Non-interest expenses                              3,038          39,891
 Income tax expense                                   550           6,400
 Income before cumulative effect
    of accounting change                       $    1,827 $        13,464

 Per common share:
 Income before cumulative effect
    of accounting change:
    Primary                                    $  698.11 $          1.25
    Fully diluted                                 698.11            1.25
 Stockholders' equity at year (period) end      3,180.73            8.85
 Cash dividends declared                               -            0.44

 At year (period) end:
 Total assets                                  $ 122,444 $     1,380,626
 Total loans, net of unearned income              66,397         780,127
 Total deposits                                  108,698       1,222,157
 Total stockholders' equity                        8,765          99,406
 Allowance for loan losses                         1,157           9,596

 Selected ratios:
 Return on average assets                           1.51 %          1.10 %
 Return on average stockholders' equity            20.84           14.42
 Average stockholders' equity
   to average total assets                          7.24            7.64
 Leverage ratio                                     5.99            6.57
 Tier one risk-based capital ratio                 10.81           10.17
 Total risk-based capital ratio                    12.06           11.52
 Dividend payout                                       -           35.20
 Allowance for loan losses as a
   percentage of average net loans                  1.82            1.29
 Nonperforming loans as a
   percentage of year end loans                     2.34            1.23
 Net charge-offs as a
   percentage of average net loans                  0.04            0.23
 Net interest margin                                4.37            4.30

 TRANS FINANCIAL BANCORP, INC.
 Pro Forma Consolidated Selected Financial Data
 (Unaudited)
 (In thousands, except per share data)

                                                                    Year Ended December 31, 1991
                                                  ------------------------------------------------------------------------
                                                  TRANS           KENTUCKY        PRO FORMA       PEOPLES         PRO FORMA
                                                  FINANCIAL       COMMUNITY       EXCLUDING       FINANCIAL       EXCLUDING
                                                  BANCORP         BANCORP         PEOPLES & FGC   SERVICES        FGC
                                                  ----------      ---------        ------------   ---------       ---------
 Net interest income                               18,733           6,482          25,215           3,438          28,653
 Provision for loan losses                            750             772           1,522             470           1,992
 Net interest income after
    provision for loan losses                      17,983           5,710          23,693           2,968          26,661
 Non-interest income                                6,542           1,396           7,938             859           8,797
 Non-interest expenses                             17,957           5,748          23,705           2,815          26,520
 Income tax expense                                 2,028             293           2,321             435           2,756
 Income before cumulative effect
    of accounting change                     $      4,540     $     1,065    $      5,605     $       577     $     6,182

 Per common share:
 Income before cumulative effect
    of accounting change:
    Primary                                  $       1.29     $      4.14    $       1.14     $      2.63     $      0.99
    Fully diluted                                    1.17            4.14            1.07            2.63            0.94
 Stockholders' equity at year (period) end           8.44           41.60            8.28           38.52            7.87
 Cash dividends declared                             0.36            0.50            0.36              -             0.36

 At year (period) end:
 Total assets                                $    586,680     $   166,138    $    752,818     $   103,282     $   856,100
 Total loans, net of unearned income              347,055          98,570         445,625          62,075         507,700
 Total deposits                                   509,301         148,228         657,529          92,936         750,465
 Total stockholders' equity                        40,533          10,702          51,235           7,918          59,153
 Allowance for loan losses                          4,192           1,791           5,983             836           6,819

 Selected ratios:
 Return on average assets                            0.89 %          0.65 %          0.83 %          0.62 %          0.80 %
 Return on average stockholders' equity             14.41           10.43           13.44            7.63           12.55
 Average stockholders' equity
   to average total assets                           6.18            6.18            6.18            8.12            6.41
 Leverage ratio                                      6.17            5.46            5.99            7.67            6.19
 Tier one risk-based capital ratio                   8.42            8.71            8.48            7.60            8.33
 Total risk-based capital ratio                     10.55           12.30           10.98            8.41           10.56
 Dividend payout                                    27.62           12.08           31.25              -            36.36
 Allowance for loan losses as a
   percentage of average net loans                   1.23            1.84            1.36            1.48            1.38
 Nonperforming loans as a
   percentage of year end loans                      2.06            2.02            2.05            2.02            2.05
 Net charge-offs as a
   percentage of average net loans                   0.19            0.64            0.29            0.33            0.30
 Net interest margin                                 4.01            4.45            4.12            3.94            4.10


                                                 Year Ended December 31, 1991
                                                 ----------------------------
                                                    FGC            PRO FORMA
                                                  HOLDING          INCLUDING
                                                  COMPANY             FGC
                                                 ---------         ---------
 Net interest income                                4,227          32,880
 Provision for loan losses                            250           2,242
 Net interest income after
    provision for loan losses                       3,977          30,638
 Non-interest income                                  471           9,268
 Non-interest expenses                              2,708          29,228
 Income tax expense                                   327           3,083
 Income before cumulative effect
    of accounting change                        $   1,413        $  7,595

 Per common share:
 Income before cumulative effect
    of accounting change:
    Primary                                     $  561.74        $   1.03
    Fully diluted                                  561.74            0.99
 Stockholders' equity at year (period) end        2402.64            7.60
 Cash dividends declared                                -            0.36

 At year (period) end:
 Total assets                                   $ 120,305        $976,405
 Total loans, net of unearned income               60,255         567,955
 Total deposits                                   107,198         857,663
 Total stockholders' equity                         7,019          66,172
 Allowance for loan losses                            881           7,700

 Selected ratios:
 Return on average assets                            1.25%           0.86%
 Return on average stockholders' equity             20.13           13.49
 Average stockholders' equity
   to average total assets                           6.19            6.38
 Leverage ratio                                      4.56            5.99
 Tier one risk-based capital ratio                   8.94            8.39
 Total risk-based capital ratio                     10.19           10.54
 Dividend payout                                       -            34.95
 Allowance for loan losses as a
   percentage of average net loans                   1.52            1.39
 Nonperforming loans as a
   percentage of year end loans                      1.92            2.04
 Net charge-offs as a
   percentage of average net loans                   0.43            0.31
 Net interest margin                                 3.78            4.05

 TRANS FINANCIAL BANCORP, INC.
 Pro Forma Consolidated Selected Financial Data
 (Unaudited)
 (In thousands, except per share data)

                                                                        Year Ended December 31, 1990
                                                  --------------------------------------------------------------------------
                                                 TRANS           KENTUCKY       PRO FORMA       PEOPLES         PRO FORMA
                                                FINANCIAL       COMMUNITY       EXCLUDING       FINANCIAL       EXCLUDING
                                                 BANCORP         BANCORP       PEOPLES & FGC    SERVICES           FGC
                                                ----------     -----------     -------------   ----------     -----------
 Net interest income                           $   16,489     $     5,954     $    22,443     $     2,424     $    24,867
 Provision for loan losses                          1,529           1,052           2,581             274           2,855
 Net interest income after
    provision for loan losses                      14,960           4,902          19,862           2,150          22,012
 Non-interest income                                5,179           1,238           6,417             749           7,166
 Non-interest expenses                             14,873           5,392          20,265           2,317          22,582
 Income tax expense                                 1,412             120           1,532             172           1,704
 Income before cumulative effect
    of accounting change:                      $    3,854     $       628     $     4,482     $       410     $     4,892

 Per common share:
 Income before cumulative effect
    of accounting change:
    Primary                                    $     1.28     $      2.44     $      1.00     $      1.89     $      0.84
    Fully diluted                                    1.14            2.44            0.95            1.89            0.81
 Stockholders' equity at year (period) end           7.68           37.79            7.48           35.71            7.02
 Cash dividends declared                             0.34            0.50            0.34                   -        0.34

 At year (period) end:
 Total assets                                  $  485,725     $   161,019     $   646,744     $    84,786     $   731,530
 Total loans, net of unearned income              327,879          96,773         424,652          49,699         474,351
 Total deposits                                   418,048         143,483         561,531          74,192         635,723
 Total stockholders' equity                        28,046           9,722          37,768           7,341          45,109
 Allowance for loan losses                          4,106           1,641           5,747             555           6,302

 Selected ratios:
 Return on average assets                            0.90 %          0.39 %          0.76 %          0.51 %          0.73 %
 Return on average stockholders' equity             15.52            6.56           13.03            5.77           11.79
 Average stockholders' equity
   to average total assets                           5.77            6.01            5.84            8.90            6.20
 Leverage ratio                                      5.01            5.32            5.25            8.66            5.65
 Tier one risk-based capital ratio                   6.41            8.55            6.64            8.60            6.92
 Total risk-based capital ratio                      8.81           11.29            9.39            9.25            9.37
 Dividend payout                                    26.47           20.47           33.88               -           40.33
 Allowance for loan losses as a
   percentage of average net loans                   1.36            1.70            1.44            1.20            1.42
 Nonperforming loans as a
   percentage of year end loans                      1.67            1.32            1.59            2.80            1.72
 Net charge-offs as a
   percentage of average net loans                   0.29            0.92            0.44            0.43            0.44
 Net interest margin                                 4.22            4.41            4.27            3.29            4.15


                                                 Year Ended December 31, 1990
                                                 ----------------------------
                                                   FGC            PRO FORMA
                                                  HOLDING         INCLUDING
                                                  COMPANY           FGC
                                                 ---------       -----------
 Net interest income                            $   3,944       $  28,811
 Provision for loan losses                            560           3,415
 Net interest income after
    provision for loan losses                       3,384          25,396
 Non-interest income                                  351           7,517
 Non-interest expenses                              2,248          24,830
 Income tax expense                                   299           2,003
 Income before cumulative effect
    of accounting change                        $   1,188       $   6,080

 Per common share:
 Income before cumulative effect
    of accounting change:
    Primary                                     $  442.70       $    0.87
    Fully diluted                                  442.70            0.85
 Stockholders' equity at year (period) end       1,870.05            6.61
 Cash dividends declared                                -            0.34

 At year (period) end:
 Total assets                                   $ 112,084       $ 843,614
 Total loans, net of unearned income               55,547         529,898
 Total deposits                                    97,000         732,723
 Total stockholders' equity                         5,687          50,796
 Allowance for loan losses                            881           7,183

 Selected ratios:
 Return on average assets                            0.99 %          0.77 %
 Return on average stockholders' equity             18.89           12.64
 Average stockholders' equity
   to average total assets                           5.27            6.07
 Leverage ratio                                      3.63            5.38
 Tier one risk-based capital ratio                   7.46            6.97
 Total risk-based capital ratio                      8.71            9.35
 Dividend payout                                        -           39.08
 Allowance for loan losses as a
   percentage of average net loans                   1.51            1.43
 Nonperforming loans as a
   percentage of year end loans                      1.92            1.74
 Net charge-offs as a
   percentage of average net loans                   1.10            0.52
 Net interest margin                                 3.71            4.09

                        PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma condensed balance sheets as of September 30, 1993, give effect, as of that date, to the acquisition of KCB and the Merger, with and without the acquisition of FGC by Trans Financial. The pro forma condensed statements of income for the nine months ended September 30, 1993 and the years ended December 31, 1992, 1991 and 1990 are in effect a restatement of the historical income statements of each entity as if the acquisition of KCB and the Merger, including and excluding the acquisition of FGC, had been consummated for all periods.

         The Merger is expected to be accounted for under the pooling of interests method of accounting. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of Trans Financial and Peoples Financial will be combined at the Effective Time of the Merger and carried forward at their previously recorded amounts, and the shareholders' equity accounts of Trans Financial and Peoples Financial will be combined on Trans Financial's consolidated balance sheet. No goodwill or other intangible assets will be created. Financial statements of Trans Financial issued after the Merger will be restated retroactively to reflect the consolidated operations of Trans Financial and Peoples Financial as if the Merger had taken place prior to the periods covered by such financial statements. See "THE MERGER-Accounting Treatment."

         The pro forma statements are not necessarily indicative of the financial position or the results of operations of the combined entities as they may be in the future or as they might have been had the transaction been consummated for all periods presented.

         The pro forma financial information should be read in conjunction with the separate historical financial statements of Trans Financial, KCB and FGC and related notes thereto included in documents incorporated by reference herein and the historical financial statements of Peoples Financial and Citizens Federal and related notes thereto included elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "RECENT DEVELOPMENTS."

TRANS FINANCIAL BANCORP, INC.
Pro Forma Condensed Consolidated Balance Sheet
September 30, 1993
(Unaudited)
(In thousands)

                                                                                                 PRO
                                                TRANS            KENTUCKY      PRO               FORMA           PEOPLES
                                                FINANCIAL        COMMUNITY     FORMA             EXCLUDING       FINANCIAL
                                                BANCORP (a)      BANCORP (a)   ADJUSTMENTS       PEOPLES & FGC   SERVICES (a)
                                               -----------       ---------     ------------      -------------   ----------
Assets
Cash and due from banks                         $    45,741       $   5,016    $                 $   50,757      $    4,531
Interest bearing deposits with banks                    547             200                             747             989
Federal funds sold and resale agreements             27,100           6,919                          34,019           5,011
Mortgage loans held for sale                         35,129               0                          35,129           1,868
Securities available for sale                        25,523          22,741                          48,264           3,779
Investment securities                               243,451          27,300                         270,751          32,805
Loans, net of unearned income                       752,466         104,565                         857,031          67,161
  Less allowance for loan losses                     (8,288)         (1,963)                        (10,251)         (1,075)
  Net loans                                         744,178         102,602                         846,780          66,086
Premises and equipment                               26,557           2,244                          28,801           2,331
Goodwill                                              5,360               0                           5,360               0
Mortgage servicing rights                             4,531               0                           4,531               0
Other assets                                         20,626           4,274                          24,900           2,518
                                                -----------       ---------    ------------      ----------      ----------
Total assets                                    $ 1,178,743       $ 171,296    $          0      $1,350,039      $  119,918
                                                ===========       =========    ============      ==========      ==========

Liabilities and Stockholders' Equity
Deposits                                        $ 1,002,462       $ 154,388    $                 $1,156,850      $  107,924
Federal funds purchased and resale agreements        32,720                                          32,720
Other liabilities                                     7,481             578                           8,059             758
Long term debt and other notes payable:
  TF Bancorp 7.25% Subordinated Notes                33,000                                          33,000
  ESOP note payable                                   3,772                                           3,772
  FHLBB Advance to TFB, N.A.                         10,000                                          10,000
  FHLBB Advance to TFB of TN, F.S.B.                 15,000                                          15,000
  KC Bancorp 6.7% long-term notes                         0           3,068                           3,068
  6.625% Kentucky Housing Notes                           0              42                              42
                                                -----------       ---------    ------------      ----------      ----------
Total liabilities                                 1,104,435         158,076                       1,262,511         108,682

Preferred stock                                           0               0                               0
Common stock                                         13,897           1,305        1,273 (b)         16,475           2,368
Additional paid-in capital                           39,320             934       (1,312)(b)         38,942           3,665
Retained earnings                                    24,991          11,020                          36,011           5,203
Treasury stock                                                          (39)          39 (b)              0
Unrealized loss on marketable equity securities        (128)                                           (128)
Employee Stock Ownership Plan borrowings             (3,772)                                         (3,772)
                                                -----------       ---------    ------------      ----------      ----------
Total stockholders' equity                           74,308          13,220                          87,528          11,236
                                                -----------       ---------    ------------      ----------      ----------
Total liabilities and stockholders' equity      $ 1,178,743       $ 171,296    $          0      $1,350,039      $  119,918
                                                ===========       =========    ============      ==========      ==========
                                                           PRO                                                   PRO
                                             PRO           FORMA              FGC                  PRO           FORMA
                                             FORMA         EXCLUDING          HOLDING              FORMA         INCLUDING
                                             ADJUSTMENTS   FGC (a)            COMPANY              ADJUSTMENTS   FGC
                                             -----------   ---------          ------------         ----------    ----------
Assets
Cash and due from banks                       $           $        55,288     $     4,097          $            $       59,385
Interest bearing deposits with banks                                1,736               0                                1,736
Federal funds sold and resale agreements                           39,030           4,250                               43,280
Mortgage loans held for sale                                       36,997               0                               36,997
Securities available for sale                                      52,043               0                               52,043
Investment securities                                             303,556          48,289                              351,845
Loans, net of unearned income                                     924,192          65,836                              990,028
  Less allowance for loan losses                                  (11,326)         (1,371)                             (12,697)
  Net loans                                                       912,866          64,465                              977,331
Premises and equipment                                             31,132           1,855                               32,987
Goodwill                                                            5,360           1,471                                6,831
Mortgage servicing rights                                           4,531               0                                4,531
Other assets                                                       27,418           1,857                               29,275
                                              -------     ---------------     -----------          --------     --------------
Total assets                                  $     0     $     1,469,957     $   126,284          $      0     $    1,596,241
                                              =======     ===============     ===========          ========     ==============

Liabilities and Stockholders' Equity
Deposits                                                  $     1,264,774     $   110,880          $            $    1,375,654
Federal funds purchased and resale agreements                      32,720               0                               32,720
Other liabilities                                                   8,817           5,208                               14,025
Long term debt and other notes payable:
  TF Bancorp 7.25% Subordinated Notes                              33,000               0                               33,000
  ESOP note payable                                                 3,772               0                                3,772
  FHLBB Advance to TFB, N.A.                                       10,000               0                               10,000
  FHLBB Advance to TFB of TN, F.S.B.                               15,000               0                               15,000
  KC Bancorp 6.7% long-term notes                                   3,068               0                                3,068
  6.625% Kentucky Housing Notes                                        42               0                                   42
                                              -------     ---------------     -----------          --------     --------------
Total liabilities                                   0           1,371,193         116,088                 0          1,487,281

Preferred stock                                                         0           1,010                                1,010
Common stock                                       99 (c)          18,942           1,500               469 (d)         20,911
Additional paid-in capital                        (99)(c)          42,508               0              (469)(d)         42,039
Retained earnings                                                  41,214           7,686                               48,900
Treasury stock                                                          0               0                                    0
Unrealized loss on marketable equity securitie                       (128)              0                                 (128)
Employee Stock Ownership Plan borrowings                           (3,772)              0                               (3,772)
                                              -------     ---------------     -----------          --------     --------------
Total stockholders' equity                          0              98,764          10,196                 0            108,960
                                              -------     ---------------     -----------          --------     --------------
Total liabilities and stockholders' equity    $     0     $     1,469,957     $   126,284          $      0     $    1,596,241
                                              =======     ===============     ===========          ========     ==============




See accompanying notes to pro forma financial information.

TRANS FINANCIAL BANCORP, INC.
Pro Forma Condensed Income Statement
(Unaudited)
(In thousands, except per share data)



                                                                Nine Months Ended September 30, 1993
                                                 ------------------------------------------------------------------------
                                                 TRANS           KENTUCKY        PRO FORMA       PEOPLES         PRO FORMA
                                                 FINANCIAL       COMMUNITY       EXCLUDING       FINANCIAL       EXCLUDING
                                                 BANCORP (a)     BANCORP (a)     PEOPLES & FGC   SERVICES (a)    FGC (e)
                                                 -----------     -----------     -------------   -------------   ---------
Interest income:
    Loans                                      $  39,525        $  6,658       $  46,183         $ 5,011        $ 51,194
    Securities                                    10,366           2,254          12,620           1,604          14,224
    Other                                          2,631             289           2,920             204           3,124
                                               ---------         -------       ---------         -------        --------
         Total interest income                    52,522           9,201          61,723           6,819          68,542

Interest expense:
    Deposits                                      22,118           3,379          25,497           2,955          28,452
    Short-term borrowings                            498               0             498                             498
    Notes payable                                    701             215             916                             916
                                               ---------         -------       ---------         -------        --------

         Total interest expense                   23,317           3,594          26,911           2,955          29,866
                                               ---------         -------       ---------         -------        --------

    Net interest income                           29,205           5,607          34,812           3,864          38,676

Provision for loan losses                          1,321             338           1,659             157           1,816
                                               ---------         -------       ---------         -------        --------

         Net interest income after
         provision for loan losses                27,884           5,269          33,153           3,707          36,860

Non-interest income                                9,941             989          10,930             859          11,789
Non-interest expenses                             27,904           4,469          32,373           2,618          34,991
                                               ---------         -------       ---------         -------        --------

         Income before income taxes                9,921           1,789          11,710           1,948          13,658

Income tax expense                                 2,990             481           3,471             780           4,251
                                               ---------         -------       ---------         -------        --------

Income before cumulative effect
    of accounting change                       $   6,931        $  1,308       $   8,239         $ 1,168        $  9,407
                                               =========        ========       =========         =======        ========
Income applicable to common stock              $   6,931        $  1,308       $   8,239         $ 1,168        $  9,407
                                               =========        ========       =========         =======        ========

Weighted average shares outstanding:
    Primary                                        7,521                           8,896                          10,198
    Fully diluted                                  7,521                           8,896                          10,198

Earnings per common share:
    Primary                                    $    0.92                       $    0.93                        $   0.92
                                               =========                       =========                        ========

    Fully diluted                              $    0.92                       $    0.93                        $   0.92
                                               =========                       =========                        ========



                                           Nine Months Ended September 30, 1993
                                           ------------------------------------
                                                  FGC           PRO FORM A
                                                HOLDING         INCLUDING
                                                COMPANY (a)     FGC (e)
                                               ------------    ------------


Interest income:
    Loans                                       $  4,827       $  56,021
    Securities                                     1,992          16,216
    Other                                             81           3,205
                                                --------       ---------
         Total interest income                     6,900          75,442

Interest expense:
    Deposits                                       2,494          30,946
    Short-term borrowings                              0             498
    Notes payable                                    209           1,125
                                                --------       ---------

         Total interest expense                    2,703          32,569

                                                --------       ---------

    Net interest income                            4,197          42,873

Provision for loan losses                            390           2,206
                                                --------       ---------

         Net interest income after
         provision for loan losses                 3,807          40,667

Non-interest income                                  332          12,121
Non-interest expenses                              2,169          37,160
                                                --------       ---------

    Income before income taxes                     1,970          15,628

Income tax expense                                   478           4,729
                                                --------       ---------

Income before cumulative effect
    of accounting change                        $  1,492       $  10,899
                                                ========       =========
Income applicable to common stock               $  1,431       $  10,838
                                                ========       =========
Weighted average shares outstanding:
    Primary                                                       11,248
    Fully diluted                                                 11,248

Earnings per common share:
    Primary                                                    $    0.96
                                                               =========

    Fully diluted                                              $    0.96
                                                               =========

See accompanying notes to pro forma financial information.

TRANS FINANCIAL BANCORP, INC.
Pro Forma Condensed Income Statement
(Unaudited)
(In thousands, except per share data)



                                                                           Year Ended December 31, 1992
                                                  -------------------------------------------------------------------------
                                                  TRANS           KENTUCKY        PRO FORMA       PEOPLES         PRO FORMA
                                                  FINANCIAL       COMMUNITY       EXCLUDING       FINANCIAL       EXCLUDING
                                                  BANCORP (a)     BANCORP (a)   PEOPLES & FGC    SERVICES (a)    FGC (e)
                                                  -----------     -----------   -------------    ------------    ----------
 Interest income:
     Loans                                      $  46,099        $  9,369       $  55,468       $   6,730       $  62,198
     Securities                                    16,694           3,137          19,831           2,343          22,174
     Other                                            614             417           1,031             149           1,180
                                                ---------        --------       ---------       ---------       ---------

           Total interest income                   63,407          12,923          76,330           9,222          85,552

 Interest expense:
     Deposits                                      30,822           5,361          36,183           4,426          40,609
     Short-term borrowings                            902              17             919              63             982
     Notes payable                                    287             343             630               -             630
                                                ---------        --------       ---------       ---------       ---------
           Total interest expense                  32,011           5,721          37,732           4,489          42,221
                                                ---------        --------       ---------       ---------       ---------
           Net interest income                     31,396           7,202          38,598           4,733          43,331

 Provision for loan losses                          1,216             838           2,054             263           2,317
                                                ---------        --------       ---------       ---------       ---------
           Net interest income after
           provision for loan losses               30,180           6,364          36,544           4,470          41,014

 Non-interest income                               11,064           1,514          12,578             748          13,326
 Non-interest expenses                             27,498           6,157          33,655           3,198          36,853
                                                ---------        --------       ---------       ---------       ---------
           Income before income taxes              13,746           1,721          15,467           2,020          17,487

 Income tax expense                                 4,686             372           5,058             792           5,850
                                                ---------        --------       ---------       ---------       ---------
 Income before cumulative effect
     of accounting change                       $   9,060        $  1,349       $  10,409       $   1,228       $  11,637
                                                =========        ========       =========       =========       =========

 Income applicable to common stock              $   9,004        $  1,349       $  10,353       $   1,228       $  11,581
                                                =========        ========       =========       =========       =========

 Weighted average shares outstanding:
     Primary                                        6,906                           8,281                           9,583
     Fully diluted                                  6,906                           8,281                           9,583

 Earnings per common share:
     Primary                                    $    1.30                       $    1.25                       $    1.21
                                                =========                       =========                       =========
     Fully diluted                              $    1.30                       $    1.25                       $    1.21
                                                =========                       =========                       =========



                                            Year Ended December 31, 1992
                                          --------------------------------

                                             FGC                PRO FORMA
                                             HOLDING            INCLUDING
                                             COMPANY (a)          FGC (e)
                                          ---------------      ------------
 Interest income:
     Loans                                 $    6,456           $    68,654
     Securities                                 3,192                25,366
     Other                                        114                 1,294
                                           ----------           -----------
          Total interest income                 9,762                95,314

 Interest expense:
     Deposits                                   4,136                44,745
     Short-term borrowings                          0                   982
     Notes payable                                406                 1,036
                                           ----------           -----------
           Total interest expense               4,542                46,763
                                           ----------           -----------

           Net interest income                  5,220                48,551

 Provision for loan losses                        300                 2,617
                                           ----------           -----------

           Net interest income after
           provision for loan losses            4,920                45,934

 Non-interest income                              495                13,821
 Non-interest expenses                          3,038                39,891
                                           ----------           -----------

           Income before income taxes           2,377                19,864

 Income tax expense                               550                 6,400
                                           ----------           -----------

 Income before cumulative effect
     of accounting change                  $    1,827           $    13,464
                                           ==========           ===========
 Income applicable to common stock         $    1,746           $    13,327
                                           ==========           ===========
 Weighted average shares outstanding:
     Primary                                                         10,633
     Fully diluted                                                   10,633

 Earnings per common share:
     Primary                                                    $      1.25
                                                                ===========
     Fully diluted                                              $      1.25
                                                                ===========
 See accompanying notes to pro forma
     financial information.

TRANS FINANCIAL BANCORP. INC.
Pro Forma Condensed Income Statement
(Unauditied)
(In thousands, except per share data)


                                                                      Year Ended December 31, 1991
                                                 -------------------------------------------------------------------------
                                                 TRANS           KENTUCKY        PRO FORMA       PEOPLES         PRO FORMA
                                                 FINANCIAL       COMMUNITY       EXCLUDING       FINANCIAL       EXCLUDING
                                                 BANCORP (a)     BANCORP (a)     PEOPLES & FGC   SERVICES (a)    FGC (e)
                                                 -----------     -----------     -------------   ------------    ---------
Interest income:
    Loans                                        $    35,858      $   10,365      $   46,223       $   6,435       $  52,658
    Securities                                         9,582           3,435          13,017           2,311          15,328
    Other                                                523             796           1,319             242           1,561
                                                 -----------      ----------      ----------       ---------       ---------
               Total interest income                  45,963          14,596          60,559           8,988          69,547

Interest expense:
    Deposits                                          25,561           7,606          33,167           5,352          38,519
    Short-term borrowings                                466              56             522             198             720
    Notes payable                                      1,203             452           1,655             ---           1,655
                                                 -----------      ----------      ----------       ---------       ---------
               Total interest expense                 27,230           8,114          35,344           5,550          40,894
                                                 -----------      ----------      ----------       ---------       ---------

    Net interest income                               18,733           6,482          25,215           3,438          28,653

Provision for loan losses                                750             772           1,522             470           1,992
                                                 -----------      ----------      ----------       ---------       ---------

               Net interest income after
               provision for loan losses              17,983           5,710          23,693           2,968          26,661

Non-interest income                                    6,542           1,396           7,938             859           8,797
Non-interest expenses                                 17,957           5,748          23,705           2,815          26,520
                                                 -----------      ----------      ----------       ---------       ---------

               Income before income taxes              6,568           1,358           7,926           1,012           8,938

Income tax expense                                     2,028             293           2,321             435           2,756
                                                 -----------      ----------      ----------       ---------       ---------

Income before cumulative effect
    of accounting change                         $     4,540      $    1,065      $    5,605       $     577       $   6,182
                                                 ===========      ==========      ==========       =========       =========

Income applicable to common stock                $     4,227      $    1,065      $    5,292       $     577       $   5,869
                                                 ===========      ==========      ==========       =========       =========

Weighted average shares outstanding:
    Primary                                            3,277                           4,652                           5,954
    Fully diluted                                      3,921                           5,296                           6,598

Earnings per common share:
    Primary                                      $      1.29                      $     1.14                       $    0.99
                                                 ===========                      ==========                        =========
    Fully diluted                                $      1.17                      $     1.07                       $    0.94
                                                 ===========                      ==========                        =========


                                               Year Ended December 31, 1991
                                               ----------------------------
                                                 FGC             PRO FORMA
                                                 HOLDING         INCLUDING
                                                 COMPANY (a)     FGC (e)
                                               --------------    ----------

Interest income:
    Loans                                      $   6,360         $  59,018
    Securities                                     3,524            18,852
    Other                                            268             1,829
                                               ---------         ----------
               Total interest income              10,152            79,699

Interest expense:
    Deposits                                       5,401            43,920
    Short-term borrowings                            100               820
    Notes payable                                    424             2,079
                                               ---------         ----------
               Total interest expense              5,925            46,819
                                               ---------         ----------

               Net interest income                 4,227            32,880

Provision for loan losses                            250             2,242
                                               ---------         ----------

               Net interest income after
               provision for loan losses           3,977            30,638

Non-interest income                                  471             9,268
Non-interest expenses                              2,708            29,228
                                               ---------         ----------

               Income before income taxes          1,740            10,678

Income tax expense                                   327             3,083
                                               ---------         ----------

Income before cumulative effect
    of accounting change                       $   1,413         $   7,595
                                               =========         ==========
Income applicable to common stock              $   1,332         $   7,201
                                               =========         ==========
Weighted average shares outstanding:
    Primary                                                          7,006
    Fully diluted                                                    7,648

Earnings per common share:
    Primary                                                    $      1.03
                                                                  =========
    Fully diluted                                              $      0.99
                                                                 ==========

See accompanying notes to pro forma
    financial information.

TRANS FINANCIAL BANCORP, INC.
Pro Forma Condensed Income Statement
(Unaudited)
(In thousands, except per share data)


                                                                   Year Ended December 31, 1990
                                         -------------------------------------------------------------------------------
                                               TRANS          KENTUCKY      PRO FORMA         PEOPLES         PRO FORMA
                                             FINANCIAL       COMMUNITY      EXCLUDING        FINANCIAL        EXCLUDING
                                            BANCORP (a)     BANCORP (a)   PEOPLES & FGC    SERVICES (a)        FGC (e)
                                         --------------- --------------- --------------- --------------- ---------------
Interest income:
    Loans                                $        34,463 $        10,816 $        45,279 $         5,326 $        50,605
    Securities                                     6,834           3,162           9,996           2,086          12,082
    Other                                            652             952           1,604             313           1,917
                                         --------------- --------------- --------------- --------------- ---------------
               Total interest income              41,949          14,930          56,879           7,725          64,604

Interest expense:
    Deposits                                      23,207           8,332          31,539           4,996          36,535
    Short-term borrowings                            995              82           1,077             305           1,382
    Notes payable                                  1,258             562           1,820                           1,820
                                         --------------- --------------- --------------- --------------- ---------------
               Total interest expense             25,460           8,976          34,436           5,301          39,737
                                         --------------- --------------- --------------- --------------- ---------------
               Net interest income                16,489           5,954          22,443           2,424          24,867

Provision for loan losses                          1,529           1,052           2,581             274           2,855
                                         --------------- --------------- --------------- --------------- ---------------
               Net interest income after
               provision for loan losses          14,960           4,902          19,862           2,150          22,012

Non-interest income                                5,179           1,238           6,417             749           7,166
Non-interest expenses                             14,873           5,392          20,265           2,317          22,582
                                         --------------- --------------- --------------- --------------- ---------------
               Income before income taxes          5,266             748           6,014             582           6,596

Income tax expense                                 1,412             120           1,532             172           1,704
                                         --------------- --------------- --------------- --------------- ---------------
Income before cumulative effect
    of accounting change                 $         3,854 $           628 $         4,482 $           410 $         4,892
                                         =============== =============== =============== =============== ===============
Income applicable to common stock        $         3,536 $           628 $         4,164 $           410 $         4,574
                                         =============== =============== =============== =============== ===============
Weighted average shares outstanding:
    Primary                                        2,773                           4,148                           5,450
    Fully diluted                                  3,440                           4,815                           6,117

Earnings per common share:
    Primary                              $          1.28                 $          1.00                 $          0.84
                                         ===============                 ===============                 ===============
    Fully diluted                        $          1.14                 $          0.95                 $          0.81
                                         ===============                 ===============                 ===============

                                             Year Ended December 31, 1990
                                             ----------------------------
                                                 FGC          PRO FORMA
                                               HOLDING        INCLUDING
                                             COMPANY (a)       FGC (e)
                                             -----------   --------------
Interest income:
    Loans                                    $    6,589      $     57,194
    Securities                                    3,102            15,184
    Other                                           474             2,391
                                             ----------      ------------
            Total interest income                10,165            74,769

Interest expense:
    Deposits                                      5,725            42,260
    Short-term borrowings                             0             1,382
    Notes payable                                   496             2,316
                                             ----------      ------------
            Total interest expense                6,221            45,958
                                             ----------      ------------
            Net interest income                   3,944            28,811

Provision for loan losses                           560             3,415
                                             ----------      ------------
            Net interest income after
            provision for loan losses             3,384            25,396

Non-interest income                                 351             7,517
Non-interest expenses                             2,248            24,830
                                             ----------      ------------
            Income before income taxes            1,487             8,083

Income tax expense                                  299             2,003
                                             ----------      ------------
Income before cumulative effect
    of accounting change                     $    1,188      $      6,080
                                             ==========      ============
Income applicable to common stock            $    1,107      $      5,681
                                             ==========      ============

Weighted average shares outstanding:
    Primary                                                         6,500
    Fully diluted                                                   7,167

Earnings per common share:
    Primary                                                  $       0.87
                                                             ============
    Fully diluted                                            $       0.85
                                                             ============

See accompanying notes to pro forma
    financial information.

TRANS FINANCIAL BANCORP, INC.
Notes to Pro Forma Financial Information

(a) Represents historical balance sheet or income statement of respective entities.

(b) Adjustments to increase the value of Trans Financial Common Stock to reflect the adjusted number of shares outstanding after the Merger, with an offsetting reduction in additional paid-in capital, and to reflect the cancellation of KCB treasury stock.

(c) Adjustments to increase the value of Trans Financial Common Stock to reflect the adjusted number of shares outstanding after the Peoples acquisition, with an offsetting reduction in additional paid-in capital.

(d) Adjustments to increase the value of Trans Financial Common Stock to reflect the adjusted number of shares outstanding after the FGC acquisition, with an offsetting reduction in additional paid-in capital.

(e) No adjustments to the historical statements of income are necessary in the circumstances under the pooling of interests method of accounting.

                              THE SPECIAL MEETING

GENERAL

         This Proxy Statement-Prospectus is being furnished to holders of Peoples Financial Common Stock in connection with the solicitation of proxies by the Board of Directors of Peoples Financial for use at the Special Meeting to consider and vote upon the approval of the Merger Agreement and the transactions contemplated thereby and to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement-Prospectus mailed to holders of Peoples Financial Common Stock is accompanied by a form of proxy for use at the Special Meeting.

         This Proxy Statement-Prospectus is also furnished by Trans Financial to Peoples Financial shareholders as a prospectus in connection with the issuance by Trans Financial of shares of Trans Financial Common Stock pursuant to the Merger.

DATE, PLACE AND TIME

         The Special Meeting will be held at the main office of Peoples Financial, Two West Jackson, Cookeville, Tennessee, on ________________, 1994 at _____ __.m. local time.

RECORD DATE

         The Board of Directors of Peoples Financial has fixed the close of business on _____________, 1994 as the record date for the determination of shareholders of Peoples Financial entitled to receive notice of and to vote at the Special Meeting.

VOTE REQUIRED

         As of the record date for the Special Meeting, there were 236,777 shares of Peoples Financial Common Stock outstanding. Each share of Peoples Financial Common Stock outstanding on such record date is entitled to one vote on each matter properly submitted at the Special Meeting. Approval of the Merger Agreement by the shareholders of Peoples Financial requires the affirmative vote of a majority of the votes entitled to be cast by the holders of record of Peoples Financial Common Stock.

         As of ____________, 1994, directors and executive officers of Peoples Financial and their affiliates owned beneficially an aggregate of 138,955 shares of Peoples Financial Common stock, or approximately 58.7% of the shares of Peoples Financial Common Stock outstanding on such date. Directors and executive officers of Peoples Financial have indicated their intention to vote their shares of Peoples Financial Common Stock in favor of the proposal to approve the Merger Agreement.

         THE BOARD OF DIRECTORS OF PEOPLES FINANCIAL UNANIMOUSLY RECOMMENDS THAT PEOPLES FINANCIAL SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER.

VOTING AND REVOCATION OF PROXIES

         Shares of Peoples Financial Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, shares of Peoples Financial Common Stock represented by the proxy will be voted for the proposal to approve the Merger Agreement. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by the filing of an instrument revoking it or of a duly executed proxy bearing a later date with the Secretary of Peoples Financial prior to or at the Special Meeting, or by voting in person at the Special Meeting. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Peoples Financial Services, Inc., Two West Jackson, P.O. Box 130, Cookeville, Tennessee 38501-0130, Attention: Secretary. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.

         PEOPLES FINANCIAL SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS WITH RESPECT TO THE SURRENDER OF PEOPLES FINANCIAL COMMON STOCK CERTIFICATES WILL BE MAILED TO EACH PEOPLES FINANCIAL SHAREHOLDER AS SOON AS PRACTICABLE AFTER THE EFFECTIVE TIME.

         The Board of Directors of Peoples Financial is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment.

SOLICITATION OF PROXIES

         In addition to solicitation by mail, directors, officers and employees of Peoples Financial, who will not be specifically compensated for such services, may solicit proxies from the shareholders of Peoples Financial, personally or by telephone or telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in doing so. Peoples Financial will bear its own expenses in connection with the solicitation of proxies for the Special Meeting, except that Trans Financial and Peoples Financial each will pay one-half of the costs incurred in printing and mailing this Proxy Statement-Prospectus, the form of proxy and other proxy materials. See "THE MERGER-Expenses."

                                   THE MERGER

         This section of the Proxy Statement-Prospectus describes certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to this Proxy Statement-Prospectus and is incorporated herein by reference. All shareholders are urged to read the Merger Agreement, as well as the other appendices, in their entirety. All per share information contained herein with respect to Trans Financial has been adjusted for a 4-for-3 stock split effected on December 18, 1992 and a 4-for-3 stock split effected on December 16, 1991.

PARTIES TO THE MERGER

TRANS FINANCIAL BANCORP, INC.

         Trans Financial is a bank holding company under the Bank Holding Company Act of 1956, as amended, and a savings and loan holding company under
Section 10(e)(3) of the Home Owners' Loan Act headquartered in Bowling Green, Kentucky. Trans Financial, with consolidated total assets of approximately $1.2 billion at September 30, 1993, conducts its operations through 27 offices of its five commercial bank subsidiaries, Trans Financial Bank, N.A., Bowling Green, Kentucky, Trans Financial Bank, Pikeville, Kentucky, State National Bank, Maysville, Kentucky, Peoples State Bank of Morehead, Morehead, Kentucky, and Farmers Liberty Bank, Augusta, Kentucky and 19 offices of its two thrift subsidiaries, Trans Financial Bank, Federal Savings Bank, Russellville, Kentucky, and Trans Financial Bank of Tennessee, FSB, Tullahoma, Tennessee. See "RECENT DEVELOPMENTS."

         Trans Financial's operating strategy is to provide its customers with the financial sophistication and breadth of products of a regional bank, while successfully retaining the local appeal and level of service of a community bank. In addition to traditional deposit and lending products and services, Trans Financial derives noninterest income from its corporate customers with fee based trust and employee benefit services and fee based depository and cash management products. Trans Financial provides a full range of retail banking services including consumer, installment and residential lending, savings and checking deposit products, estate planning and related trust services, and corporate trust and employee benefit services. Trans Financial's customers may also obtain full service retail brokerage services from offices of INVEST located in its offices.

        Trans Financial's principal executive offices are located at 500 East Main Street, Bowling Green, Kentucky 42101. Its telephone number is (502) 781-5000.

PEOPLES FINANCIAL SERVICES, INC.

         Peoples Financial is a bank holding company under the BHC Act, and a savings and loan holding company under Section 10(e)(3) of the Home Owners' Loan Act, headquartered in Cookeville, Tennessee. Peoples Financial engages in a wide range of commercial banking activities through its banking subsidiaries, Peoples Bank and Trust of the Cumberlands, Cookeville, Tennessee, and Citizens Federal Savings Bank, Rockwood, Tennessee. At September 30, 1993, Peoples Financial had consolidated total assets of approximately $120 million, net loans of approximately $68 million and shareholders' equity of approximately $11.2 million.

        Peoples Financial's principal executive offices are located at Two West Jackson, Cookeville, Tennessee 38501. Its telephone number is (615) 528-1768.

BACKGROUND OF THE MERGER

         In 1987, a group of local residents from the area in and around Cookeville, Tennessee, decided to open a new, state-chartered, nonmember bank in Cookeville to be known as Peoples Bank and Trust of the Cumberlands. After raising $5,138,800 in initial capital, a charter was granted by the Tennessee Commissioner of Financial Institutions on June 14, 1988. A one-bank holding company, Peoples Financial Services, Inc., was formed in 1989, and on May 30, 1990, it acquired 100% of Peoples Bank as a result of a share exchange, with all shareholders of Peoples Bank becoming shareholders of Peoples Financial.

         In 1991, Peoples Financial had an opportunity to expand by acquiring banking assets and liabilities from the Resolution Trust Corporation that had been operated by a savings institution that had been closed by bank regulators. In 1992, Peoples Bank opened another branch at 1824 North Main in Crossville, Tennessee.

         In 1992, another opportunity for expansion arose. Peoples Financial negotiated the acquisition of Citizens Federal Savings Bank, a federal mutual savings bank located in Rockwood and Kingston, Tennessee. As part of the acquisition, Citizens Federal was converted to a federal stock savings bank, 100% of the stock was acquired by Peoples Financial, and Peoples Financial issued $1,405,125 million in new capital (31,225 shares of common stock) to the depositors of Citizens Federal and other members of the community. The acquisition of Citizens Federal was completed on February 1, 1993.

         It has always been the mission statement of Peoples Financial and its subsidiaries to respond to the financial needs of, and provide the services requested by, its customers. It is also the business of Peoples Financial to be an involved corporate citizen in its communities and be able to add to the growth and progress of its communities. Finally, but most importantly, the main mission of Peoples Financial has been to foster the financial opportunities and economic progress for its shareholders and employees.

         In light of these missions, the Board of Directors of Peoples Financial has always been open to suggestions to achieve any of these goals as evidenced by their willingness, as a new institution, to expand through various types of acquisitions. One opportunity that arose during the latter part of 1993 began with a discussion with an out-of-state bank holding company to sell Peoples Financial to the holding company. The initial offer involved an exchange of Peoples Financial stock for the publicly traded stock of the acquiring holding company with a market value of over two times the sales price of the Peoples Financial shares sold in early 1993 as part of its acquisition of Citizens Federal; therefore, the Board of Directors felt that it had an obligation to seriously pursue discussions further.

        Upon the advice of outside advisers, the Board of Directors of Peoples Financial was approached by other bank holding companies to discuss a possible acquisition. The Board of Directors of Peoples Financial established a committee to negotiate specific proposals with these potential acquirors and others deemed acceptable by the committee. As a result of these discussions, many meetings of the Board's special committee, and regular and special meetings of the full Board of Directors to discuss these issues, the Board of Directors of Peoples Financial voted to approve the Merger Agreement with Trans Financial at a special meeting held on December 22, 1993.

RECOMMENDATION OF THE BOARD OF DIRECTORS AND
REASONS FOR THE MERGER

         The Board of Directors of Peoples Financial approved the Merger by the unanimous vote of all directors at the December 22, 1993 meeting. The Board of Directors of Peoples Financial believes that the terms of the Merger are fair to and in the best interests of Peoples Financial and its shareholders, subsidiaries, employees, customers and communities. The Board of Directors unanimously recommends that the shareholders of Peoples Financial vote FOR approval of the Merger. See "THE SPECIAL MEETING."

         The Board of Directors of Peoples Financial decided to approve the Agreement and has voted to recommend the approval of the Merger by the Peoples Financial shareholders for the following reasons:

         1. The value of the Trans Financial Common Stock offered in exchange for the Peoples Financial Common Stock exceeds the recent trading prices of the Peoples Financial Common Stock and the price for which such stock was recently sold in 1993 as part of the acquisition of Citizens Federal by Peoples Financial.

         2. Subject to some short-term trading restrictions for insiders of Peoples Financial, the Trans Financial Common Stock has a broader and more liquid market than the Peoples Financial Common Stock and is more easily tradable, being in the NASDAQ National Market.

         3. Various independent reports issued by regional stock brokerage companies indicate the underlying strength of the value of the Trans
Financial Common Stock and favorable prospects for increasing values and dividend returns; therefore, the consideration to be received by the shareholders of Peoples Financial appeared to be in the interest of the shareholders based on the then-current estimate of the future value of Peoples Financial as an independent entity.

         4. Employee benefit plans offered by Trans Financial are much broader and will provide greater incentives and income opportunities for the employees of Peoples Financial.

         5. The shareholders of Peoples Financial will be able to exchange their Peoples Financial Common Stock for Trans Financial Common Stock in a tax-free exchange. See "THE MERGER-Certain Federal Income Tax Consequences".

         6. Trans Financial's operating philosophy is to operate the Peoples Financial subsidiaries more like community banks, but with the additional resources that a $1.35 billion financial institution can offer to its subsidiaries. In addition, the current, local management of Peoples Financial is expected to remain in place.

         7. The Board believes the sale will have a positive social and economic effect on the employees, customers, suppliers, and other constituents of Peoples Financial and on the communities in which Peoples Financial operates and is located.

         8. After reviewing recent trends in the banking industry and the highly competitive and highly regulated environment in which Peoples Financial and its subsidiaries have had to operate, the Board of Directors felt that it was the proper time to sell the organization to achieve all of the benefits described above.

OPINION OF FINANCIAL ADVISOR

         Professional Bank Services, Inc. ("PBS") was engaged by Peoples Financial to advise the Peoples Financial Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by Trans Financial to Peoples Financial's shareholders under the Merger Agreement. PBS is a bank consulting firm with offices in Louisville, Nashville, Omaha, and Ocala, Florida. As part of its investment banking business, PBS is regularly engaged in reviewing the fairness of bank acquisition transactions from a financial perspective and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither PBS nor any of its affiliates has a material financial interest in Peoples Financial or Trans Financial. PBS was selected to advise the Peoples Financial Board based upon its familiarity with Tennessee financial institutions and its knowledge of the banking industry as a whole.

         PBS performed certain valuation analyses described below and discussed the range of values for Peoples Financial resulting from such analyses with the Board of Directors of Peoples Financial in connection with its advice as to the fairness of the consideration to be paid by Trans Financial.

         A preliminary Fairness Opinion of PBS was delivered to the Board of Directors of Peoples Financial on February 8, 1994, at a regular meeting of the Board of Directors. A copy of the Fairness Opinion, which includes a summary of the assumptions made and information analyzed in deriving the Fairness Opinion, is attached as Appendix B to this Proxy Statement-Prospectus and should be read in its entirety.

         In arriving at its Fairness Opinion, PBS reviewed certain publicly available business and financial information relating to Peoples Financial and Trans Financial. PBS considered certain financial and stock market data of Peoples Financial and Trans Financial, compared that data with similar data for certain other publicly-held bank holding companies which own Tennessee banks, and considered the financial terms of certain other comparable Tennessee bank transactions that had recently been effected. PBS also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, PBS did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by PBS were based on assumptions believed by PBS to be reasonable and to reflect currently available information. PBS did not make an independent evaluation or appraisal of the assets of Peoples Financial or Trans Financial.

         PBS was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Peoples Financial.

         In connection with rendering the Fairness Opinion and preparing its various written and oral presentations to Peoples Financial's Board of Directors, PBS performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by PBS in this regard. The preparation of a Fairness Opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, PBS believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, PBS made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Peoples Financial's or Trans Financial's control. The analyses performed by PBS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable then suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

         Acquisition Comparison Analysis

         In performing its analysis, PBS reviewed 90 Tennessee bank and bank holding company acquisition transactions announced since 1984. The purpose of the analysis was to obtain a valuation range based on these other Tennessee acquisition transactions. Multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of Peoples Financial. In addition to reviewing all recent Tennessee bank transactions, PBS performed separate comparability analyses for acquisitions of Tennessee institutions which, like Peoples Financial, had an equity-to-asset ratio between 8.0% and 10.0%, acquisitions of institutions located in central Tennessee, and acquisitions of Tennessee institutions with a deposit size between $75 and $150 million. The median acquisition prices for the 90 Tennessee bank acquisitions, expressed as multiples of both book value and earnings, were 1.46 and 11.77, respectively. For acquisitions of Tennessee banks with capital between 8.0% and 10.0%, the median acquisition price multiples were 1.44 and 11.64, respectively. For acquisitions of the Tennessee banks located in central Tennessee, the median acquisition price multiples were
1.79 and 13.39 respectively. For acquisitions of Tennessee banks with deposits between $75 and $150 million, the median acquisition price multiples were 1.87 and 13.91, respectively. Based on the market value of Trans Financial Common Stock of $15.75 as of February 1, 1994, the value per share of Peoples Financial Common Stock is $86.63 or 1.83 times book value and
12.87 times earnings.

         Adjusted Net Asset Value Analysis

         PBS reviewed Peoples Financial's balance sheet data to determine the amount of material adjustments required to the stockholders' equity of Peoples Financial based on differences between the market value of Peoples Financial's assets and their value reflected on Peoples Financial's financial statements. PBS determined that two adjustments were warranted. The investment securities portfolio had appreciation of approximately $562,000 after adjustment for income taxes. PBS also reflected a demand deposit adjustment of approximately $2,666,000. The adjusted net asset value was determined to be $61.09 per share of Peoples Financial Common Stock.

         Discounted Earnings Analysis

         A dividend discount analysis was performed by PBS pursuant to which a range of stand-alone value of Peoples Financial was determined by adding (i) the present value of estimated future dividend streams that Peoples Financial could generate over a five-year period beginning in 1994 and ending in 1998, and (ii) the present value of the "terminal value" of Peoples Financial's common equity at the end of 1998. The "terminal value" of Peoples Financial's common equity at the end of the five-year period was determined by applying a multiple of 1.46 times the projected terminal year's book value. The 1.46 multiple represents the median price paid as a multiple of book value for all Tennessee banks and bank holding companies since 1984.

         Dividend streams and terminal values were discounted to present values using a discount rate of 12%. This rate reflects assumptions regarding the required rate of return of holders or buyers of Peoples Financial's Common Stock. The short-term value of Peoples Financial, determined by adding the present value of the total cash flows, was $67.67 per Peoples Financial share.

         In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming that a return on assets of 1.15% would remain at an even level for the entire term beginning in 1994. Dividends also were assumed to be 50% of income for all years. This long-term projection resulted in a value of $69.59 per Peoples Financial Common Stock.

         Specific Acquisition Analysis

         PBS also valued Peoples Financial based on an acquisition analysis assuming a "breakeven" scenario to an acquiror as to price, current interest rates and amortization of the premium paid. Based on the analysis, an acquiring institution would pay $79.12 per share of Peoples Financial Common Stock, assuming they were willing to accept no impact to their net income in the initial year. This analysis was based on a funding cost of 8.0% adjusted for taxes, amortization of the acquisition premium over 15 years, and a projected earnings level of Peoples Financial of $1,489,000 in 1994.

         Pro Forma Merger Analysis

         PBS compared the historical performance of Trans Financial to that of Peoples Financial and other regional bank holding companies. This included, among other things, a comparison of profitability, asset quality and capital adequacy measures. In addition, the contribution of each of Peoples Financial and Trans Financial to the income statement and balance sheet of the pro forma combined company was analyzed.

         The effect of the affiliation on the historical and pro forma financial data of Trans Financial, as well as the projected financial data prepared by PBS, was analyzed. Trans Financial's historical financial data was compared to pro forma combined historical and projected earnings and book value per share as well as other measures of profitability, capital adequacy, and credit quality.

         The Fairness Opinion is directed only to the question of whether the consideration to be received by Peoples Financial's shareholders under the Merger Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any Peoples Financial shareholder to vote in favor of the affiliation. No limitations were imposed on PBS regarding the scope of its investigation or otherwise by Peoples Financial or any of its affiliates.

         Based on the results of the various analyses described above, PBS concluded that the consideration to be received by Peoples Financial shareholders under the Merger Agreement is fair and equitable from a financial perspective.

         PBS will receive a fee not to exceed $12,000 from Peoples Financial for all of its services performed in connection with the affiliation, including rendering the Fairness Opinion. In addition, Peoples Financial has agreed to indemnify PBS and its directors, officers and employees, from liability in connection with the affiliation, and to hold PBS harmless from any losses, actions, claims, damages, expenses or liabilities related to any of PBS' acts or decisions made in good faith and in the best interest of Peoples Financial.

TERMS OF THE MERGER

         At the Effective Time of the Merger, Peoples Financial will merge with and into Trans Financial, with Trans Financial as the surviving corporation. The articles of incorporation and bylaws of Trans Financial as in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the surviving corporation.

         The Merger Agreement provides that, upon satisfaction or waiver of all conditions precedent to the Merger, at the Effective Time of the Merger, each outstanding share of Peoples Financial Common Stock (other than shares as to which dissenters' rights have been duly exercised) will be converted automatically into the right to receive 5.5 shares of Trans Financial Common Stock. See "THE MERGER-Dissenters' Rights" and "DESCRIPTION OF TRANS FINANCIAL COMMON STOCK AND RIGHTS."

         The Merger Agreement provides that, in the event the number of outstanding shares of Trans Financial Common Stock are increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a stock split, stock dividend, recapitalization or other similar transaction, all without Trans Financial receiving consideration therefor, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of Trans Financial Common Stock to be delivered in the Merger.

         No fractional shares of Trans Financial Common Stock will be issued in the Merger. Instead, the Merger Agreement provides that each holder of shares of Peoples Financial Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Trans Financial Common Stock will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional interest multiplied by the average of the bid and asked price per share as quoted on the NASDAQ National Market for Trans Financial Common Stock on the trading day which occurs immediately prior to the Closing Date.

         Shares of Trans Financial Common Stock issued and outstanding immediately prior to the Effective Time of the Merger will remain issued and outstanding after the Merger.

         Based on the outstanding shares of common stock of Trans Financial and Peoples Financial as of February 15, 1994 (8,800,258 and 236,777 shares, respectively), the shareholders of Peoples Financial immediately prior to the consummation of the Merger will own Trans Financial Common Stock representing approximately 13% of the shares of Trans Financial Common Stock outstanding following consummation of the Merger (approximately 11.7% assuming the consummation of the FGC acquisition). See "PRO FORMA FINANCIAL INFORMATION."

INTEREST OF CERTAIN PERSONS IN THE MERGER

        Outstanding options to purchase a total of 3,111 shares of Peoples Financial Common Stock, held by M. Dale Bruner, President of Citizens Federal, Terry Eastwood, Executive Vice President of Citizens Federal, and Barry Buckley, President of Peoples Financial, will be converted at the Effective Time into options to purchase an equivalent number of shares of Trans Financial Common Stock, based upon the Exchange Ratio. The options to purchase Trans Financial Common Stock will be subject to substantially the same terms and conditions as the options to purchase Peoples Financial Common Stock.

         In addition, it is expected that upon consummation of the Merger, Mr. Buckley will enter into a three year employment contract with Trans Financial, pursuant to which Mr. Buckley will act as president of Peoples Bank at an annual salary of $110,000, and that Mr. Bruner's existing contract with Citizens Federal will be extended to two years from the date of the closing of the Merger.

EFFECTIVE TIME OF THE MERGER

         The Merger will become effective upon the filing of Articles of Merger with the Kentucky Secretary of State and the Tennessee Secretary of State or at such later date and time as may be specified in the Articles of Merger. Such filing will be made, subject to the terms and conditions of the Merger Agreement, on the fifth business day following the effective date of the last order, approval or exemption of any federal or state regulatory agency approving the Merger and the expiration of all applicable waiting periods or such other time as Peoples Financial and Trans Financial may agree. The parties currently expect that the Effective Time will be on or before _______________, 1994, although there can be no assurance as to whether or when the Merger will occur. See "THE MERGER-Conditions to the Merger" and "-Regulatory Approvals."

SURRENDER OF CERTIFICATES

         No later than seven (7) days after the Closing Date, Peoples Bank, acting in the capacity of exchange agent for Trans Financial (the "Exchange Agent"), will mail or deliver to each former holder of record of shares of Peoples Financial Common Stock a form of letter of transmittal, together with instructions for the exchange of Peoples Financial stock certificates for the consideration to which they are entitled in the Merger.

         PEOPLES FINANCIAL SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

         Upon surrender to the Exchange Agent of one or more certificates for Peoples Financial Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed or delivered to the holder thereof a certificate or certificates representing the number of shares of Trans Financial Common Stock to which such holder is entitled, together with all declared but unpaid dividends in respect to such shares and, where applicable, a check for the amount representing any fractional shares (without interest). A certificate for Trans Financial Common Stock or any check representing cash may be issued in a name other than the name in which the surrendered certificate is registered only if the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the letter of transmittal and otherwise in proper form for transfer and the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of the certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Certificates surrendered for exchange by any person constituting an affiliate of Peoples Financial for purposes of Rule 145(c) under the Securities Act will not be exchanged for certificates representing shares of Trans Financial Common Stock until Trans Financial has received a written agreement from such person as described under "THE MERGER-Resales of Trans Financial Common Stock."

         All Trans Financial Common Stock issued pursuant to the Merger will be deemed issued as of the Effective Time of the Merger. After the Effective Time of the Merger, former holders of record of Peoples Financial Common Stock who receive shares of Trans Financial Common Stock in the Merger will be entitled to vote the number of shares of Trans Financial Common Stock into which their Peoples Financial shares have been converted, regardless of whether they have surrendered their Peoples Financial certificates. Dividends declared by Trans Financial after the Effective Time of the Merger will include dividends on all shares of Trans Financial Common Stock issued in the Merger, but no dividends or other distributions declared shall be paid to the holder of any unsurrendered certificate with respect to which shares of Trans Financial Common Stock have been issued in the Merger until such certificate has been surrendered, promptly after which time all such dividends or distributions will be paid, without interest. After the Effective Time of the Merger, there will be no transfers on the transfer books of Peoples Financial of the shares of Peoples Financial Common Stock that were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, certificates representing such shares are presented for transfer to the Exchange Agent, they will be canceled and exchanged for certificates representing shares of Trans Financial Common Stock or cash in accordance with the Merger Agreement.

CONDITIONS TO THE MERGER

         The Merger will occur only if the Merger Agreement is approved by the requisite vote of the shareholders of Peoples Financial. Consummation of the Merger is subject to the satisfaction of certain other conditions, unless waived, to the extent waiver is permitted by law. Such conditions include (1) the receipt of all necessary regulatory approvals on terms and conditions that are satisfactory to Trans Financial; (2) the effectiveness of the Registration Statement and the absence of a stop order suspending such effectiveness; (3) the absence of any action or proceeding before any court or agency of competent jurisdiction challenging the Merger or seeking to prohibit consummation of the Merger which, in the opinion of either party's counsel has a reasonable probability of success; (4) the absence of any material adverse change in the business, financial condition or operations of Peoples Financial or Trans Financial since December 31, 1992; (5) the receipt by Trans Financial of a written release from each of the executive officers and directors of Peoples Financial; (6) the receipt by Peoples Financial of an opinion of counsel to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "IRC"), and that the Merger will not give rise to the recognition of gain or loss for federal income tax purposes; (7) the receipt by Trans Financial of an accountant's letter confirming that the Merger qualifies for "pooling of interests" accounting treatment; (8) the continued accuracy in all material respects of representations and warranties made by Trans Financial and Peoples Financial in the Merger Agreement; (9) the execution and delivery to Trans Financial by certain directors of Peoples Financial of a noncompetition agreement, providing that each shall not engage in the financial services industry in Putnam, Cumberland or Roane County, Tennessee in any manner whatsoever competitive with Trans Financial and its affiliates, and that each shall not divulge any information about Peoples Financial's business for a period of two years from the closing date of the Merger; and (10) the receipt by Peoples Financial of an opinion from its financial advisor to the effect that, as of the date this Proxy Statement/Prospectus is mailed to the shareholders of Peoples Financial, the Merger is fair to the Peoples Financial shareholders from a financial viewpoint. See "THE MERGER-Regulatory Approvals," "-Waiver and Amendment," and "-Termination."

         In addition, unless waived, each party's obligation to effect the Merger is subject to performance by the other party of its obligations under the Merger Agreement, the receipt of certain certificates from the other party and the receipt of certain legal opinions from the other party's counsel. No assurances can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so.

REGULATORY APPROVALS

         The Merger is subject to prior approval of the Federal Reserve Board under the BHC Act. Trans Financial has submitted an application for approval of the Merger with the Federal Reserve Bank of St. Louis and the Federal Reserve has indicated that it will likely act on the application on or about March 13, 1994. Under the BHC Act, the Federal Reserve Board is required, in approving a transaction such as the Merger, to take into consideration, among other things, the financial and managerial resources and future prospects for the existing institutions, the convenience and needs of the communities to be served and the record of performance of the institutions in meeting the credit needs of the entire community, including low and moderate income neighborhoods served by the institutions.

         The Merger is subject to the approval of the Commissioner of the Kentucky Department of Financial Institutions and the Tennessee Department of Financial Institutions. Under Kentucky's banking laws, the Commissioner must approve the Merger if he finds that (i) the terms of the Merger are in accordance with Kentucky law, (ii) the financial condition, or the competence, experience and integrity of Trans Financial or its principals are such as will not jeopardize the financial stability of Peoples Financial, (iii) the public convenience and advantage will be served by the acquisition, and (iv) no federal regulatory authority whose approval is required has disapproved the Merger because it would result in a monopoly or substantially lessen competition. Under Tennessee's banking laws, among other requirements, the Commissioner shall only approve the application for the Merger if (a) the acquisition would not have the effect of substantially lessening competition in the relevant geographic market in Tennessee that is not clearly outweighed by other factors which advance the public interests of the State of Tennessee; (b) the Merger would not be detrimental to the applicant or the safety and soundness of Peoples Bank or Peoples Financial; and (c) the Commissioner determines that Trans Financial, its directors and officers are qualified by character, experience and financial responsibility to control and operate a Tennessee bank. Trans Financial has submitted applications for approval of the Merger to the Kentucky and Tennessee Departments of Financial Institutions.

         The Merger is also subject to the approval of the Office of Thrift Supervision ("OTS"). Trans Financial has submitted an application for approval of the Merger with the OTS.

         Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. Trans Financial and

Peoples Financial believe that the Merger raises no antitrust concerns.

         Trans Financial and Peoples Financial have filed or will file all applications, and have taken or will take other appropriate action with respect to any requisite approvals or other action of any governmental authority. The Merger Agreement provides that the obligation of each of Peoples Financial and Trans Financial to consummate the Merger is conditioned upon the receipt of all requisite regulatory approvals, and, with respect to Trans Financial, on terms and subject to conditions satisfactory to Trans Financial. There can be no assurance that any governmental agency will approve or take any other required action with respect to the Merger, and, if approvals are received or action is taken, there can be no assurance as to the date of the such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to abandon the Merger or that no action will be brought challenging such a privilege or action, including a challenge by the Department of Justice or, if such a challenge is made, the result thereof.

         Trans Financial and Peoples Financial are not aware of any governmental approvals or actions that may be required for consummation of the Merger except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action will be sought.

BUSINESS PENDING THE MERGER

         The Merger Agreement provides that, during the period from the date of the Merger Agreement to the Effective Time of the Merger, Peoples Financial will, and will cause its subsidiaries to, among other things, conduct its business in the usual, regular and ordinary course, and use its best efforts to keep available services of its present officers and employees and to preserve the goodwill of their customers and others having business relations with them.

NO SOLICITATION OF TRANSACTIONS BY PEOPLES FINANCIAL

         Peoples Financial agreed that, prior to the Effective Time, neither it nor any Peoples Financial subsidiary would, and neither would authorize or permit its respective officers, directors, employees, agents and representatives to, solicit or encourage any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, Peoples Financial or any Peoples Financial subsidiary (a "Takeover Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person, relating to a Takeover Proposal, or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal.

DIVIDENDS

         The Merger Agreement provides that, beginning with the second calendar quarter of 1994 and for each succeeding calendar quarter thereafter prior to the calendar quarter in which the Effective Time occurs, Peoples Financial may declare and pay dividends on shares of Peoples Financial Common Stock in an amount not to exceed $.72 per share of Peoples Financial Common Stock.
However, Peoples Financial may not declare or pay any dividends or make any distributions in any amount on Peoples Financial Common Stock in the quarter in which the Effective Time shall occur and in which the shareholders of Peoples Financial Common Stock are entitled to receive regular quarterly dividends on the shares of Trans Financial Common Stock into which the shares of Peoples Financial Common Stock have been converted. It is the intent of the Merger Agreement to provide that the holders of Peoples Financial Common Stock will receive either the payment of cash dividends on their shares of Peoples Financial Common Stock or the payment of cash dividends as the holders of shares of Trans Financial Common Stock received in the Merger for the calendar quarter in which the Effective Time shall occur, but will not receive and will not become entitled to receive for the same calendar quarter both the payment of a cash dividend as a holder of Peoples Financial Common Stock and the payment of a cash dividend as a holder of Trans Financial Common Stock.

WAIVER AND AMENDMENT

         Prior to or at the Effective Time of the Merger, any provision of the Merger Agreement, including, without limitation, the conditions to consummation of the Merger and the restrictions described under "Business Pending the Merger," may be /i/ waived, to the extent permitted under law, in writing by the party which is entitled to the benefits thereof, or /ii/ amended at any time by written agreement of the parties approved by their respective Boards of Directors, whether before or after the Special Meeting.

TERMINATION

         The Merger Agreement provides that, whether before or after the Special Meeting and notwithstanding the approval by the shareholders of Peoples Financial, the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger /i/ by mutual consent of the Boards of

Directors of Trans Financial and Peoples Financial; or /ii/ by either the Board of Directors of Trans Financial or the Board of Directors of Peoples Financial /a/ if the Effective Time shall not have occurred on or before August 31, 1994, or /b/ in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach is not cured after 30 days written notice thereof is given to the party committing such breach, or /iii/ by Trans Financial, if Peoples Financial shareholders owning greater than 9% of the issued and outstanding shares of Peoples Financial Common Stock dissent from the Merger.

         In the event of the termination and abandonment of the Merger Agreement pursuant to such termination provisions, the Merger Agreement will become void and have no effect, except that /i/ certain provisions of the Merger Agreement relating to expenses and confidentiality of information obtained pursuant to the Merger Agreement or in connection with its negotiation, will survive any such termination and abandonment, and /ii/ no party will be relieved or released from any liability arising out of a breach of any provision of the Merger Agreement.

OPERATIONS AFTER THE MERGER

        Upon consummation of the Merger, Peoples Bank and Citizens Federal will become wholly-owned subsidiaries of Trans Financial. It is currently expected that, following the Merger, the operations of Peoples Bank will continue substantially unchanged except that Trans Financial expects to merge all of the operations of Citizens Federal into Peoples Bank.

EMPLOYEE BENEFITS

         At or as soon as administratively feasible after the Effective Time, Trans Financial has agreed to provide the employees and officers of Peoples Financial and its subsidiaries such employee benefits as Trans Financial from time to time generally provides to employees and officers of a Trans Financial subsidiary, including, but not limited to, participation in Trans Financial's Employee Stock Ownership Plan, Savings Investment Plan, life, medical and hospitalization and disability insurance, sick pay, vacation, personal leave and severance benefits, on a non-discriminatory and substantially similar basis. For purposes of providing such benefits to employees and officers of Peoples Financial or any Peoples Financial subsidiary after the Effective Time, Trans Financial will credit such employees and officers for years of service at Peoples Financial or any Peoples Financial subsidiary prior to the Effective Time for purposes of eligibility and vesting.

STOCK OPTION AGREEMENTS

         Simultaneous with the execution of the Merger Agreement, Trans Financial and certain shareholders of Peoples Financial (including all of Peoples Financial's directors) entered into stock option agreements pursuant to which each such shareholder granted to Trans Financial an irrevocable Option to purchase all of the shares of Peoples Financial Common Stock then owned by such individual. The stock option agreements, if exercised, would allow Trans Financial to acquire in the aggregate, 138,955 shares, or 58.7% of the Peoples Financial Common Stock outstanding, at a price of $85.19 per share, subject to the terms and conditions set forth therein.

         Trans Financial may exercise each Option, in whole but not in part, subject to regulatory approval, by giving written notice of exercise to each optionor at any time after a "Purchase Event" occurs prior to termination of the Option. A "Purchase Event" is defined as the occurrence of any of the following events:

         A. Peoples Financial or its Board of Directors enters into or recommends to its shareholders that they approve an agreement with any person (other than the Trans Financial or any of its subsidiaries) pursuant to which such person would: (i) merge or consolidate with, or enter into any similar transaction with Peoples Financial, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of Peoples Financial or its subsidiaries or (iii) purchase or otherwise acquire (by merger, consolidation, share exchange or similar transaction) securities representing twenty-five percent (25%) or more of the voting shares of Peoples Financial or its subsidiaries;

         B. The shareholders of Peoples Financial fail to approve the Merger Agreement after any person (other than the Trans Financial or any of its subsidiaries) announces publicly or communicates to Peoples Financial or any of its directors or representatives a proposal to (i) acquire Peoples Financial or its subsidiaries (by merger, consolidation, share exchange, the purchase of all or substantially all of their assets or any other similar transaction), (ii) purchase or otherwise acquire securities representing twenty five percent (25%) or more of the voting shares of Peoples Financial or its subsidiaries or (iii) change the composition of the Board of Directors of Peoples Financial;

         C. Peoples Financial or any of its subsidiaries consummates a transaction with any person in which: (i) Peoples Financial or any of its subsidiaries merges, consolidates or combines in any similar transaction with such person, or (ii) such person purchases, leases or otherwise acquires all or substantially all of the assets of Peoples Financial or any of its subsidiaries or, (iii) such person purchases or otherwise acquires (by merger, consolidation, share exchange or similar transaction) securities represent-ing twenty-five percent (25%) or more of the voting shares of Peoples Financial or its subsidiaries;

         D. The shareholder party to the stock option agreement shall fail to vote his shares of Peoples Financial Common Stock in favor of the Merger Agreement.

         Under the Option Agreement, each shareholder optionor has agreed to cooperate fully with Trans Financial and exercise his best efforts to assist Trans Financial in connection with its acquisition of all of the outstanding Peoples Financial Common Stock and will cause Peoples Financial and its subsidiaries not to conduct their business other than in the usual, regular and ordinary course or fail to use their best efforts to preserve their respective business organization intact.

         Each shareholder optionor also agreed not to solicit or encourage (including by way of furnishing information) inquiries, or authorize or permit any of Peoples Financial's officers, directors, employees, advisors or representatives to solicit or encourage, or take any other action to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, or agree to or endorse any, or participate in any discussions or negotiations, or provide third parties with any information, relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Peoples Financial or its subsidiaries, or agree to or endorse any such transaction, other than the transactions contemplated by the Merger Agreement.

         The Options terminate upon the earliest to occur of (i) the Effective Time, (ii) August 31, 1994, or (iii) termination of the Merger Agreement prior to the occurrence of a Purchase Event.

         The Stock Option Agreements could have the effect of discouraging persons who now or prior to the Effective Time of the Merger might be interested in acquiring all of or a significant interest in Peoples Financial from considering or proposing such an acquisition, even if such persons were prepared to propose greater consideration per share for Peoples Financial Common Stock than the consideration per share represented by the Exchange Ratio.

         To the best of Trans Financial's and Peoples Financial's knowledge, no event giving rise to the exercise of the Options has occurred as of the date of this Proxy Statement-Prospectus.

ACCOUNTING TREATMENT

         Consummation of the Merger is conditioned upon the receipt by Trans Financial of an opinion from KPMG Peat Marwick, Trans Financial's independent certified public accountants, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with the Merger Agreement. Trans Financial and Peoples Financial have agreed not to intentionally take or cause to be taken any action that would disqualify the Merger as a pooling of interests for accounting purposes.

         Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of Trans Financial and Peoples Financial will be combined at the Effective Time of the Merger and carried forward at their previously recorded amounts, and the shareholders' equity accounts of Trans Financial and Peoples Financial will be combined on Trans Financial's consolidated balance sheet and no goodwill or other intangible assets will be created. Financial statements of Trans Financial issued after the Merger will be restated retroactively to reflect the consolidated operations of Trans Financial and Peoples Financial as if the Merger had taken place prior to the periods covered by such financial statements.

         The unaudited pro forma financial information contained in the Proxy Statement-Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. See "SUMMARY-Comparative Unaudited Per Share Information," "SELECTED CONSOLIDATED FINANCIAL INFORMATION" and "PRO FORMA FINANCIAL INFORMATION."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary description of the material federal income tax consequences of the Merger. This summary is not a complete description of all the consequences of the Merger and, in particular, may not address federal income tax considerations that may affect the treatment of a shareholder who holds Peoples Financial Common Stock acquired pursuant to an employee stock option. Each shareholder's individual circumstances may affect the tax consequences of the Merger to such shareholder. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Consequently, each Peoples Financial shareholder is advised to consult his or her own tax advisor as to the specific tax consequences of the Merger.

         Peoples Financial has received an opinion from Trans Financial's counsel, Wyatt, Tarrant & Combs of Louisville, Kentucky, as to the federal income tax consequences of the Merger, based upon certain customary representations set forth therein. Based, in part, on such representations, Wyatt, Tarrant & Combs has expressed its opinion that, among other things:

         1. No gain or loss will be recognized by shareholders of Peoples Financial who receive solely shares of Trans Financial Common Stock as a result of the Merger.

         2. The basis of the shares of Trans Financial Common Stock received by shareholders of Peoples Financial (including any fractional share interests to which they may be entitled) will be the same as their basis in the shares of Peoples Financial Common Stock surrendered by them in exchange for Trans Financial Common Stock.

         3. The holding period of the shares of Trans Financial Common Stock received by the shareholders of Peoples Financial will include the holding period during which they held their shares of Peoples Financial Common Stock surrendered by them in exchange for Trans Financial Common Stock, provided the shares of Peoples Financial Common Stock were held as capital assets at the Effective Time of the Merger.

         4. A dissenting shareholder of Peoples Financial who receives cash in exchange for his or her shares of Peoples Financial Common Stock will be treated as having received such cash in a distribution in redemption of his or her Peoples Financial Common Stock if the requirements of Section 302(b) of the IRC are met, taking into account the attribution rules of IRC Section 318 pursuant to IRC Section 302(c). Under IRC Section 1001, gain or loss (subject to the limitations of IRC Section 267) will be realized and recognized by any such dissenting shareholder in an amount equal to the difference between the amount of cash received and the adjusted basis of the shares of Peoples Financial Common Stock surrendered, as determined under IRC Section 1011.

         5. A shareholder of Peoples Financial who receives cash in lieu of fractional share interests of Trans Financial Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the Merger and then were redeemed by Trans Financial. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in IRC Section 302(a). As provided in IRC Section 1001, gain or loss will be realized and recognized by such shareholder in an amount equal to the difference between the redemption price and the adjusted basis of Trans Financial Common Stock surrendered therefor.

         6. No gain or loss will be recognized by Peoples Financial or Trans Financial by reason of the Merger.

         7.      The Merger will constitute a reorganization under IRC Section
368.


         THE FOREGOING IS INTENDED TO BE ONLY A GENERAL OVERVIEW OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND SHOULD NOT BE CONSIDERED TO BE TAX ADVICE. IT DOES NOT ADDRESS THE STATE OR LOCAL TAX ASPECTS OF THE MERGER, NOR DOES IT ADDRESS FEDERAL TAX ISSUES THAT MAY BE AFFECTED BY THE SHAREHOLDER'S PARTICULAR TAX

CIRCUMSTANCES (E.G. ALTERNATIVE MINIMUM TAX, FOREIGN TAX, ETC.). THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE INTERNAL REVENUE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. PEOPLES FINANCIAL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES WITH RESPECT TO THE FOREGOING MATTERS AND ANY OTHER CONSIDERATIONS THAT MAY BE APPLICABLE TO THEM.

RESALES OF TRANS FINANCIAL COMMON STOCK

         The shares of Trans Financial Common Stock issuable to shareholders of Peoples Financial upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be affiliates of Peoples Financial as that term is defined in the rules under the Securities Act. Affiliates are generally defined as persons who control, are controlled by or are under common control with Peoples Financial at the time of the Special Meeting.
Accordingly, affiliates generally will include the directors and executive officers of Peoples Financial. Trans Financial Common Stock received by those shareholders of Peoples Financial who are deemed to be affiliates of Peoples Financial may be resold without registration as provided for by Rules 144 and 145, or as otherwise permitted under the Securities Act. This Proxy Statement-Prospectus does not cover any resales of Trans Financial Common Stock received by affiliates of Peoples Financial, or by certain of their family members or related interests.

         Peoples Financial has agreed to cause each holder of Peoples Financial Common Stock deemed to be an affiliate to enter into an agreement providing, among other things, that such person will not dispose of any shares of Trans Financial Common Stock received in the Merger until such time as financial results covering at least 30 days of combined operations of Trans Financial and Peoples Financial are be published and that such person, for a period of two years (or three years if that person becomes an affiliate of Trans Financial) following the Effective Time, (i) will not offer to sell or otherwise dispose of any of the shares of Trans Financial Common Stock received pursuant to the Merger in violation of the Securities Laws, (ii) will acknowledge the placement of a legend on the certificate(s) representing the "affiliate's" shares of Trans Financial Common Stock referring to the issuance of such shares in a transaction to which Rule 145 is applicable, and (iii) will acknowledge the giving of stop-transfer instructions to Trans Financial's transfer agent with respect to the "affiliate's" certificates evidencing Trans Financial Common Stock received in the Merger, which shall be effective absent evidence of compliance with said Rule 145.

EXPENSES

         The Merger Agreement provides that Trans Financial and Peoples Financial will each pay its own expenses in connection with the Merger and the transactions contemplated thereby, including fees and expenses of its financial or other consultants, investment bankers, accountants and counsel, except that Peoples Financial and Trans Financial will divide equally all printing and mailing costs in connection with this Proxy Statement-Prospectus.

DISSENTERS' RIGHTS

        Under Tennessee law, a shareholder entitled to vote on the Merger may dissent and obtain payment of the fair value of his or her shares of Peoples Financial Common Stock if the Merger is approved by the shareholders of Peoples Financial. Generally, dissenters' rights are a shareholder's sole remedy for objecting to the Merger Agreement. The following summary is not intended to and does not constitute a complete statement or summary of each provision of the Tennessee Code relating to the rights of dissenting shareholders and is qualified in its entirety by reference to Chapter 23 of the TBCA which is attached as Appendix C to this Proxy Statement-Prospectus. Accordingly, any holder of Peoples Financial Common Stock intending to exercise dissenters' rights is urged to review Appendix C carefully and to consult his or her own legal counsel. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF CHAPTER 23 IN ORDER FOR A HOLDER OF PEOPLES FINANCIAL COMMON STOCK TO PERFECT DISSENTERS' RIGHTS.

         A shareholder wishing to exercise dissenters' rights must deliver to Peoples Financial, prior to the vote on the Merger at the Special Meeting, a written notice of intent to demand payment for his or her shares if the Merger is consummated, and must refrain from voting in favor of the Merger. The written notice of intent must be given in addition to and separate from a vote against approval of the Merger Agreement (whether in person or by proxy); a vote against approval of the Merger Agreement (whether in person or by proxy) will not constitute such a written notice. The written notice of intent should be sent to Peoples Financial Services, Inc., Two West Jackson, Cookeville, Tennessee 38501-0130, Attention: Secretary. It is recommended that all required documents to be delivered by mail be sent registered or certified mail with return receipt requested.

        PEOPLES FINANCIAL SHAREHOLDERS ELECTING TO EXERCISE THEIR DISSENTERS' RIGHTS UNDER CHAPTER 23 OF THE TBCA MUST NOT VOTE FOR APPROVAL OF THE
MERGER AGREEMENT. A VOTE BY A SHAREHOLDER AGAINST APPROVAL OF THE MERGER AGREEMENT IS NOT REQUIRED IN ORDER FOR THAT SHAREHOLDER TO EXERCISE DISSENTERS' RIGHTS. HOWEVER, IF A SHAREHOLDER RETURNS A SIGNED PROXY FORM BUT DOES NOT SPECIFY A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT OR A DIRECTION TO ABSTAIN, IF NOT REVOKED, THE SHARES REPRESENTED BY THE PROXY FORM WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT,

WHICH WILL HAVE THE EFFECT OF WAIVING THAT SHAREHOLDER'S DISSENTERS' RIGHTS.

        If the Merger is approved, within ten days after the Special Meeting (or any adjournment thereof), Peoples Financial will send to all shareholders exercising their dissenters' rights ("Dissenters") written notice (the "Dissenters' Notice") which states where the Dissenter must send a demand for payment and where and when his or her share certificates must be deposited; encloses a form for demanding payment to be completed by the Dissenter and returned to Peoples Financial; establishes the date (not less than one month nor more than two months after the delivery of the Dissenters' Notice) by which Peoples Financial must receive the demand for payment from the Dissenter; and encloses a copy of Chapter 23 of the TBCA. After a Dissenter receives the Dissenters' Notice, he or she must deliver the demand for payment to Peoples Financial and deposit his or her shares in accordance with the Dissenters' Notice.

         Upon its receipt of the demand for payment, Peoples Financial will send to each Dissenter a statement containing an estimate by Peoples Financial of the fair value of the Dissenter's shares as of the day before the date of the Special Meeting, excluding any appreciation or depreciation in anticipation of the Merger (unless exclusion would be inequitable), and payment based on that estimate plus accrued interest. The payment will be accompanied by an explanation of how interest was calculated along with the balance sheet of Peoples Financial as of the end of the most recent fiscal year, an income statement, a statement of changes in shareholders' equity and the latest available interim financial statements. In addition, the Dissenter will be informed of his or her right to demand payment according to the Dissenter's own estimate of the fair value.

         Peoples Financial is not required to send payment with the statement of its estimate of fair value to a Dissenter who was not a beneficial owner of Peoples Financial Common Stock at the time of the first public announcement of the Merger Agreement, but rather may offer to purchase the Dissenter's shares based on the estimate. Any such Dissenter must either accept that amount in full satisfaction or proceed with the exercise of his or her dissenters' rights.

         Within one month after Peoples Financial has delivered its estimate of fair value, a Dissenter may notify Peoples Financial of his or her own estimate of the fair value of the shares and demand payment of the balance due under such estimate.

         If an agreement is not reached as to the fair value of the shares, then within two months after receiving the Dissenter's payment demand, Peoples Financial must file a petition in the Circuit Court of Putnam County requesting the court to determine the fair value of the shares and the accrued interest. If Peoples

Financial fails to institute such a proceeding, it will be required to pay each Dissenter whose demand remains unsettled the amount demanded.

        Each Dissenter who is a party to the proceeding is entitled to the amount, if any, by which the court finds the fair value of his or her shares, plus accrued interest, exceeds the amount paid by Peoples Financial. In an appraisal proceeding, the Putnam Circuit Court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess costs against Peoples Financial, except that the court may assess costs against all or some of the Dissenters, in amounts the court finds equitable, to the extent the court finds the Dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable as follows: (i) against Peoples Financial and in favor of any or all Dissenters if the court finds Peoples Financial did not substantially comply with the requirements set forth in T.C.A. 48-23-201 through 48-23-209, or (ii) against either Peoples Financial or a Dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 23. If the court finds that the services of counsel for any Dissenter were of substantial benefit to other Dissenters similarly situated, and that the fees for those services should not be assessed against Peoples Financial, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the Dissenters who benefited.

         If Peoples Financial does not consummate the Merger within two months after the deadline for demanding payment and depositing certificates, it must return all deposited shares. If Peoples Financial fails to do so, the Dissenter may nevertheless proceed with the exercise of his or her Dissenters' rights, and Peoples Financial will have no further right to terminate the Dissenters' rights by returning deposited shares.

         A record shareholder may dissent as to less than all of the Peoples Financial Common Stock registered in his or her name only if he or she dissents with respect to all of the shares beneficially owned by any one person and notifies Peoples Financial in writing of the name and address of each person on whose behalf the record shareholder is asserting dissenters' rights. In that event, the rights of each party shall be determined as if the shares as to which the shareholder has dissented and the shareholder's other shares were registered in the names of different shareholders.

         A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if he or she submits to Peoples Financial the record shareholder's written consent to the dissent no later than the time such beneficial shareholder asserts his or her dissenters' rights, and he or she dissents as to all shares of which he or she is the beneficial owner or over which he or she has the power to direct the vote.

        SHAREHOLDERS OF PEOPLES FINANCIAL SHOULD BE AWARE THAT FAILURE TO PROCEED IN ACCORDANCE WITH THE PROVISIONS OF CHAPTER 23 OF THE TBCA WILL RESULT IN A LOSS OF ALL DISSENTERS' RIGHTS AND IN THEIR BEING BOUND BY THE MERGER AGREEMENT AND THE MERGER.

                              RECENT DEVELOPMENTS


        On January 28, 1994, Trans Financial entered into a definitive Agreement and Plan of Reorganization and related Plan of Merger with FGC, a bank holding company headquartered in Martin, Kentucky, pursuant to which FGC will merge into Trans Financial and each outstanding share of FGC common stock will be exchanged for 419.83 shares of Trans Financial Common Stock, or an aggregate of approximately 1,050,000 shares of Trans Financial Common Stock. As of September 30, 1993, FGC had total assets of approximately $126 million.

        On February 15, 1994, Trans Financial consummated its acquisition of KCB and KCB's three banking subsidiaries, The State National Bank, Maysville, Kentucky, Peoples First Bank of Morehead, Morehead, Kentucky, and Farmers Liberty Bank, Augusta, Kentucky. Pursuant to the Agreement and Plan of Reorganization and related Plan of Merger entered into between KCB and Trans Financial on November 9, 1993, each as amended on January 6, 1994, KCB merged with and into Trans Financial, and the outstanding shares of KCB were converted into an aggregate of approximately 1,375,000 shares of Trans Financial Common Stock. At September 30, 1993, KCB has consolidated assets of approximately $171.3 million, net loans of approximately $102.6 million and shareholders' equity of approximately $13.2 million. It is expected that KCB's three bank subsidiaries will be merged into Trans Financial Bank, N.A. on March 31, 1994. See "PRO FORMA FINANCIAL INFORMATION."


             DESCRIPTION OF TRANS FINANCIAL COMMON STOCK AND RIGHTS

         Shares of Trans Financial Common Stock issued in the Merger will be fully paid and nonassessable. Each share of Trans Financial Common Stock is entitled to one vote on all matters on which holders of common stock are entitled to vote, except in the election of directors. In the election of directors, cumulative voting rules apply and each stockholder is entitled to cast a number of votes equal to the number of such shareholder's shares multiplied by the number of directors to be elected and to distribute such votes among one or more of the nominees to be elected. Holders of Trans Financial Common Stock are entitled to receive such dividends as may be declared by the Board of Directors, subject to the preferential rights of holders of shares of any class or series of stock ranking prior to the Trans Financial Common Stock as to payment of dividends. Holders of Trans Financial Common Stock are entitled to receive distributions upon liquidation of Trans Financial after satisfaction of all liquidation preferences of shares of classes or series of stock ranking prior to the Trans Financial Common Stock upon liquidation.

Holders of Trans Financial Common Stock are not entitled to preemptive or other subscription rights. See "CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS."

         On January 20, 1992, the Board of Directors of Trans Financial declared a dividend of one Right for each outstanding share of Trans Financial Common Stock, payable to the holders of record on January 30, 1992. In addition, Trans Financial has issued and will issue one Right with respect to each share of Common Stock that becomes outstanding between the record date and the earliest of the Distribution Date, the Redemption Date and the Expiration Date, as defined below. Each Right, when and if it becomes exercisable, will entitle the registered holder to purchase from Trans Financial 1/100 of a share of Series 1992 Preferred Stock, subject to adjustment as described below. The exercise price with respect to each whole right is $45 (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 20, 1992 (the "Rights Agreement"), between Trans Financial and Chemical Bank (formerly Manufacturers Hanover Trust Company), as Rights Agent.

         Until the Distribution Date, the Rights will be transferred with and only with the Common Stock. The "Distribution Date" is the earlier of (i) the tenth business day after the first public disclosure that a person or group (including any affiliate or associate of such person or group) acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Trans Financial Common Stock (such person or group being called an "Acquiring Person"), (ii) the tenth business day after the Disinterested Directors of Trans Financial (as defined in the Rights Agreement) determine that a shareholder's beneficial ownership, such beneficial ownership being at least greater than 10% of the outstanding Trans Financial Common Stock, has a detrimental effect on Trans Financial or its shareholders (such person or group being called an "Adverse Person") (such dates provided in (i) or (ii) above being called the "Share Acquisition Date"), or (iii) the tenth business day after the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for 25% or more of the outstanding Trans Financial Common Stock.

         The Rights are not exercisable until the Distribution Date and will expire on January 20, 2002 (the "Expiration Date"), unless earlier redeemed. The number of shares of Preferred Stock issuable upon exercise of the Rights, and the number of Rights associated with each share of Trans Financial Common Stock, is subject to adjustment from time to time. The number and kind of stock issuable upon exercise of the Rights is also subject to adjustment as provided in the Rights Agreement. If at any time following the Distribution Date, a person becomes the beneficial owner of more than 15% of the then outstanding Trans Financial Common Stock without the prior approval of two-thirds of the Disinterested

Directors or a person who is beneficial owner of more than 10% of the then outstanding Trans Financial Common Stock is deemed by the Disinterested Directors to be an Adverse Person (such events being called
"Triggering Events") then the Rights will entitle each holder of a Right to purchase, for the Exercise Price, that number of shares of Preferred Stock which at the time of the transaction would have a market value twice the Exercise Price.

         At any time prior to the earliest of /i/ the close of Business on the tenth business day following the Share Acquisition Date or /ii/ the Expiration Date, the Board of Directors of Trans Financial may redeem the Rights in whole, but not in part, at a price of $.01 per whole Right; however, immediately upon the date that an Acquiring Person becomes an Acquiring Person or an Adverse Person becomes an Adverse Person, and thereafter the earliest of /1/ the close of business on the tenth business day following the Share Acquisition Date or /2/ the Expiration Date, the Rights may be redeemed only if a majority of the Disinterested Directors then in office determine that such redemption is, in their judgment, in the best interest of Trans Financial and its shareholders.

         At any time after any person or group becomes an Acquiring Person or Adverse Person and prior to the acquisition by such person or group of 50% or more of the outstanding Trans Financial Common Stock, the Board of Directors of Trans Financial may exchange the Rights (other than Rights owned by such person or group, which will have become null and void under the terms of the Rights Agreement), in whole or in part, at an exchange ratio of 1/100 share of Preferred Stock per Right, subject to adjustment.

         A copy of the Rights Agreement has been filed by Trans Financial with the Commission as an exhibit to a current report on Form 8-K dated January 24, 1992. The foregoing description of the material terms of the Rights does not purport to be a complete description of all of the terms of the Rights, and is qualified in its entirety by reference to the terms of such Rights, which are set forth in full in the Rights Agreement.


                     COMPARATIVE STOCK PRICES AND DIVIDENDS

         Trans Financial Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market under the symbol TRFI. The following table sets out the high and low sale prices in the Trans Financial Common Stock and cash dividends declared during the years 1992 and 1993 and the first quarter of 1994 through _____________, 1994. The sales price information reflects the range of sales prices for Trans Financial Common Stock as reported by NASDAQ. Price and dividends per common share have been adjusted for the effect of the 4-for-3 stock split effected December 18, 1992.

                                                                    Price Per
                                                                   Common Share                    Quarterly
                                                                   ------------                    Dividends
                                                                                                   Per Common
                                                              High                Low                 Share
                                                              ----                ---              ----------
 1992
  1st Quarter                                                $12.375             $10.875              $.1050
  2nd Quarter                                                 14.125              11.25                .1125
  3rd Quarter                                                 14.25               12.125               .1125
  4th Quarter                                                 15.125              12.00                .1125

 1993
  1st Quarter                                                $24.00              $16.75              $ .1275
  2nd Quarter                                                 23.75               19.25                .1275
  3rd Quarter                                                 20.25               17.00                .1275
  4th Quarter                                                 18.75               14.825               .1275

 1994
  1st Quarter through ________, 1994

         At December 31, 1993, Trans Financial Common Stock was held of record by __________ stockholders.

         Trans Financial's policy is to declare regular quarterly dividends based upon its earnings, financial position, capital requirements and such other factors deemed relevant by the Board of Directors. This dividend policy is subject to change, however, and the payment of dividends by Trans Financial is necessarily dependent upon the availability of earnings and Trans Financial's financial condition in the future. The payment of dividends on Trans Financial Common Stock is also subject to applicable regulatory capital requirements.

         The Common stock of Peoples Financial is not traded on an exchange nor is there a known active trading market. While Peoples Financial handles the transfer of shares, which has involved a limited number of buyers and sellers, Peoples Financial is not directly aware of the prices paid for the shares. Based upon the sale of shares by Peoples Financial in 1993 for $45 per share, Peoples Financial would estimate that recent trading prices, before announcement of the sale, have been close to $45 per share. No dividends have ever been paid on the Peoples Financial Common Stock.

         There can be no assurance that the information furnished to Peoples Financial represents trading prices for Peoples Financial Common Stock generally. At December 31, 1993, Peoples Financial Common Stock was held of record by approximately 274 stockholders.

                 CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

         Trans Financial is a Kentucky corporation subject to the provisions of the Kentucky Business Corporation Act, and Peoples Financial is a Tennessee corporation subject to the provisions of the TBCA. Shareholders of Peoples Financial, whose rights are governed by Peoples Financial's articles of incorporation and bylaws and by the TBCA, will, upon consummation of the Merger, become shareholders of Trans Financial. The rights of such shareholders as shareholders of Trans Financial will then be governed by the articles of incorporation and bylaws of Trans Financial and by the Kentucky Business Corporation Act.

         Except as set forth below, there are no material differences between the rights of a Peoples Financial shareholder under Peoples Financial's articles of incorporation and bylaws, on the one hand, and the rights of a Trans Financial shareholder under the articles of incorporation and bylaws of Trans Financial, on the other hand. This summary does not purport to be a complete discussion of and is qualified in its entirety by reference to the governing law and the articles of incorporation and bylaws of each corporation.

BUSINESS COMBINATIONS

         Trans Financial's articles of incorporation require the affirmative vote of the holders of 80% of the outstanding shares of Trans Financial Common Stock to approve certain Business Combinations (as defined therein, which term includes a merger with a "Control Person" (a person or entity owning 10% or more of the outstanding common stock), a sale of all or a substantial part of the assets of Trans Financial to a Control Person, a liquidation or dissolution proposed by or on behalf of a Control Person and similar extraordinary transactions), unless (a) the transaction is approved by at least two-thirds of the Continuing Directors (members of the Board of Directors who are unaffiliated with the Control Person and who were Directors prior to the time when the Control Person became a Control Person) or (b) all stockholders receive for their shares of Common Stock the greater of the market price for the shares or the highest price per share paid by the Control Person in the Business Combination. This provision may be amended, altered or repealed only by two-thirds of the Continuing Directors adopting a resolution approving such amendment and the affirmative vote of the holders of 80% of the outstanding Trans Financial Common Stock. Such provisions may make Trans Financial a less attractive acquisition target by making a Business Combination more difficult or costly for a potential acquiror. Peoples Financial's articles of incorporation and bylaws do not contain any similar provisions.

         Peoples Financial's articles of incorporation provide that when evaluating any offer of a person to (a) make a tender or exchange offer for any equity security of Peoples Financial or other security convertible into such security; (b) merge or consolidate Peoples Financial with another entity; (c) acquire substantially all of the assets of Peoples Financial, the Board of Directors of Peoples Financial shall consider all relevant factors, including (i) the consideration being offered in relation to the then-current market price, the then-current value in a freely negotiated transaction, and in relation to the Board of Directors' then-current estimate of future value; (ii) social and economic effects on employees, customers, suppliers and other constituents and the communities in which Peoples Financial operates; and (iii) the desirability of maintaining independence.

SPECIAL MEETINGS OF SHAREHOLDERS

         Trans Financial's articles of incorporation provide that special meetings of the shareholders may be called only by resolution of the directors in writing or by the holders of not less than 50% of all shares entitled to cast votes at the meeting. Trans Financial's articles of incorporation would limit the power of shareholders to call a special meeting and, to that extent, may discourage potential acquirors from unsolicited offers for control of Trans Financial and strengthen the ability of the Board of Directors in dealing with potential acquirors. Under the TBCA and Peoples Financial's Bylaws, Peoples Financial must hold a specific meeting of shareholders on call of its board of directors or if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting sign, date and deliver to the secretary of Peoples Financial one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

VOTING FOR AND REMOVAL OF DIRECTORS

        Under the TBCA, shareholders do not have a right to cumulate their votes for directors unless the charter of the corporation so provides. Peoples Financial's charter does not provide for cumulative voting for directors.
Under the Kentucky Business Corporation Act, Trans Financial shareholders have the right to cast in person or by proxy, at each election for directors, as many votes in the aggregate as such shareholder shall be entitled to vote under Trans Financial's articles of incorporation, multiplied by the number of directors to be elected. Each Trans Financial shareholder may cast the whole number of votes for one candidate, or distribute the votes among two or more candidates. Under Trans Financial's articles of incorporation, directors of Trans Financial may be removed from office before the expiration of their term only with the approval of the holders of 80% of the outstanding Trans Financial Common Stock entitled to vote thereon. This provision of the articles of incorporation of Trans Financial can be amended, altered or repealed only with the approval of 80% of the outstanding Trans Financial stock entitled to vote thereon. These provisions regarding removal limit the right of shareholders to remove directors with or without cause and would make it more difficult for potential unwanted acquirors to replace such directors. Under the TBCA and Peoples Financial's Bylaws, Peoples Financial's shareholders may remove one or more directors with or without cause only at a meeting called for the purpose of removing such director, and if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

SHAREHOLDER NOMINATIONS

         Shareholders of Trans Financial may nominate one or more persons for election as a director at a meeting by written notice to the secretary of Trans Financial not later than the close of business on the 10th day following the day on which notice of the date of the meeting is mailed. Peoples Financial's articles of incorporation and bylaws do not contain provisions for the nomination of directors by shareholders.


                         BUSINESS OF PEOPLES FINANCIAL

GENERAL

         Peoples Financial is a bank and thrift holding company chartered by the State of Tennessee that was formed in 1989 at the direction of the Board of Directors of Peoples Bank to acquire and hold all of the outstanding capital stock of Peoples Bank.

         Peoples Bank is a state chartered commercial bank headquartered in Cookeville, Tennessee. Peoples Bank commenced operations in 1988. In 1990, Peoples Financial acquired all the shares of Peoples Bank and the stockholders of Peoples Bank received shares of Peoples Financial in exchange for their shares of Peoples Bank. During May 1991 Peoples Financial executed a transaction with the Resolution Trust Corporation ("RTC") to assume the deposits and acquire certain assets of Tennessee Federal Savings Bank, Bartlett, Tennessee, which was taken over by the RTC in September 1990. The total assets acquired and liabilities assumed in this transaction were $18.8 million, including net loans of $11.5 million. Peoples Bank is a community bank that offers personalized commercial banking services to business and individuals through its two office locations in Putnam County in Central Tennessee as well as its one branch located in Cumberland County in Central Tennessee.

         On February 1, 1993, Peoples Financial consummated the acquisition of Citizens Federal upon the conversion of Citizens Federal from a federal mutual to a federal stock savings bank, resulting in Citizens Federal being held as a wholly owned subsidiary of Peoples Financial ("Conversion/Acquisition"). The Conversion/Acquisition was accomplished through the sale by Peoples

Financial of newly issued shares of its common stock in a subscription and community offering to certain members of Citizens Federal and to existing stockholders of Peoples Financial. A total of 31,225 shares of Peoples Financial Common Stock were sold at a price of $45.00 per share in the Conversion/Acquisition that resulted in total gross proceeds of $1,405,125. Peoples Financial accounted for the Conversion/Acquisition under the pooling-of-interests method of accounting. The consolidated financial statements of Peoples Financial included in this Proxy Statement/Prospectus consolidate the financial statements of Peoples Financial and its wholly owned subsidiary, Peoples Bank. Separate consolidated financial statements for Citizens Federal are also included herein. For a discussion of the accounting treatment of the Conversion/Acquisition, see Note 6 to Notes to Consolidated Financial Statements of Peoples Financial. For a discussion of the business of Citizens Federal, see "BUSINESS OF CITIZENS FEDERAL" included herein.

           Upon consummation of the Conversion/Acquisition, Peoples Financial became a savings and loan holding company under the Home Owners' Loan Act. As a savings and loan holding company, Peoples Financial is registered with the OTS and is subject to OTS regulations, supervision and reporting requirements.


LENDING ACTIVITIES

         GENERAL. The largest portion of Peoples Bank's earning assets consists of loans. Because of the expanding economy in Peoples Bank's market area and as a result of Peoples Bank's efforts, particularly in the commercial loan area, and the acquisition of assets and assumption of certain liabilities from Tennessee Federal, Peoples Bank increased its loan portfolio over 81.96% during the two year period ended December 31, 1992.

        Peoples Bank emphasizes commercial loans for small businesses, professionals, churches and other industrial purposes. While these types of loans represent the largest portion of the loan portfolio and have experienced the most growth from 1988 to 1992, Peoples Bank also offers a full range of real estate, consumer and other retail loans. A significant portion of the loan portfolio, including commercial loans, is secured by the borrower's accounts receivable and inventory, as well as real estate. In addition, in excess of 64.5% of the real estate mortgage portfolio at December 31, 1992 was secured by mortgages on one-to four-family residences. Management believes that its underwriting guidelines, including collateral requirements, have provided Peoples Bank with reasonable protection against losses on loans.

         The lending activities of Peoples Bank are guided by the basic lending policy established by its Board of Directors. Each loan must meet the tests of a prudent loan encompassing certain criteria, including the character of the borrower, leverage capacity of the borrower, capital, collateral provided for the loan, and prevailing economic conditions. The lending officer, and ultimately the loan committee, must consider each of these criteria and determine that the risks are appropriate in light of such evaluation. Peoples Bank's lending policy also requires an independent appraisal typically on each parcel of real estate to be taken as collateral for a loan. Loan approval is centralized and no loan officer has loan approval authority in excess of $100,000.

        Approximately 90.0% of all of Peoples Bank's loans at December 31, 1992 were located in Putnam County, Tennessee. The loans that are out of this area were a result of the purchase of the assets from Tennessee Federal and those loans originated from the Crossville branch.

         At December 31, 1992, the largest aggregate amount of loans by Peoples Bank to any one borrower was approximately $1.7 million, which was composed of commercial/business loans. The next largest amount of loans outstanding to any one borrower was $1.2 million. As of December 31, 1992, both of these loans were current in their payments.

                LOAN PORTFOLIO ANALYSIS. The following table sets forth the composition of Peoples Bank's loan portfolio by type of loan as of the dates indicated.


                                                                                   At December 31,
                                                    ------------------------------------------------------------------------------
                                                           1992                          1991                         1990
                                                    ---------------------        --------------------         ---------------------
                                                    Amount        Percent        Amount       Percent         Amount        Percent
                                                    ------        -------        ------       -------         ------        -------
                                                                     (Dollars in thousands)
Type of Loan:
- ------------

Construction and land
 development  . . . . . . . . . . . . . . .          $1,686          4.0%         $ 4,024         10.7%      $ 3,047         13.3%
Secured by farmland . . . . . . . . . . . .             285           .7              622          1.7           616          2.7
Secured by 1-4 family
 residential properties . . . . . . . . . .          16,677         40.1           17,107         45.6         5,423         23.7
Secured by multi-family
 residential property . . . . . . . . . . .             731          1.8              982          2.6           875          3.8
Secured by non farm
 non residential
 property . . . . . . . . . . . . . . . . .           6,497         15.6              405          1.1         2,601         11.4
Loans to finance
 agricultural production  . . . . . . . . .             551          1.3              214          0.6           108          0.5
Commercial and
 industrial loans . . . . . . . . . . . . .           9,459         22.7           10,087         26.9         5,366         23.5
Loans to individuals for
 household, family and
 other personal
 expenditures . . . . . . . . . . . . . . .           8,062         19.4            6,765         18.0         5,489         24.0

LESS:
  Unearned income and
   discount . . . . . . . . . . . . . . . .          (1,739)        (4.2)          (2,263)        (6.0)         (398)        (1.8)
  Allowance for loan loss . . . . . . . . .            (573)        (1.4)            (453)        (1.2)         (245)        (1.1)
                                                     -------      -------        ---------      -------     ---------      -------

Total net loans . . . . . . . . . . . . . .         $41,636        100.0%         $37,490        100.0%      $22,882        100.0%
                                                    =======        ======         =======        ======      =======        ======


     LOAN MATURITY AND REPRICING. The following table sets forth certain information at December 31, 1992 regarding the dollar amount of loans maturing in Peoples Bank's portfolio based on their contractual terms to maturity, including scheduled payments, but does not include potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Mortgage loans which have adjustable rates are shown as maturing at their next repricing date. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

                                                      Over One          Over 5
                                     0 Through      Year Through       Through
                                     12 Months        5 Years          10 Years      Over 10 Years              Totals
                                    ----------      ------------     -----------     -------------              ------

                                                           (In Thousands)
 Mortgage loans  . . . . . . .         $  5,664         $      70          $2,012              $542          $   8,288
 Commercial business loans . .           20,627               718              58                --             21,403
 Consumer  . . . . . . . . . .            2,508            11,716              33                --             14,257
                                       --------          --------          ------              ----            -------
         Total loans . . . . .         $ 28,799          $ 12,504          $2,103             $ 542          $  43,948
                                       ========          ========          ======             =====          =========


     The following table sets forth the dollar amount of all loans due after one year from December 31, 1992 which have fixed interest rates and have floating or adjustable interest rates.

                                                                 Fixed                       Floating or
                                                                 Rates                     Adjustable Rates
                                                            --------------                 ----------------
                                                                           (In thousands)
Mortgage loans  . . . . . . . . . . . . . . . . . . . . .       $ 1,817                          $ --
Commercial business loans . . . . . . . . . . . . . . . .         3,413                            30
Consumer  . . . . . . . . . . . . . . . . . . . . . . . .         9,889                            --
                                                                -------                          ----
     Total  . . . . . . . . . . . . . . . . . . . . . . .       $15,119                          $ 30
                                                                =======                          ====

     COMMERCIAL LOANS. Approximately 48.70% of Peoples Bank's loan portfolio at December 31, 1992 consisted of commercial loans. Loans in this category include loans made primarily to small businesses, retail stores, service companies, manufacturers and other industries for the purpose of financing inventory, equipment and lines of credit to small businesses for working capital. Although Peoples Bank typically looks to the borrower's cash flow as the principal source of repayment for such loans, many of the loans within this category are secured by real estate, equipment, accounts receivable and other assets on which Peoples Bank deems it prudent to secure a lien. Peoples Bank had total letters of credit outstanding at December 31, 1992 in the amount of $142,000.

        Peoples Bank does not believe that it has any significant concentrations within any industry group with respect to the commercial loan category. Because of the diverse nature of the central Tennessee trade area, Peoples Bank has loans outstanding to such diverse groups as automobile dealers, manufacturing firms, servicing companies and retail businesses. Management believes that Peoples Bank's diverse commercial loan portfolio reduces the possibility that a downturn in any portion of the regional or national economy would significantly impact its loan delinquencies.

        Commercial loans generally have a term of up to ten years, are amortized over five to 15 years and bear a floating rate of interest tied to the prime rate. Depending on the type of collateral and the strength of the borrower, the maximum loan-to-value ratio applied to these loans varies. Peoples Bank, however, attempts to apply conservative standards so that the collateral's liquidation value will be sufficient to repay the loan.

        COMMERCIAL REAL ESTATE LOANS. Commercial real estate loans totaled $6.5 million, or 14.78%, of Peoples Bank's total loan portfolio at December 31, 1992. Peoples Bank originates permanent loans on commercial real estate with terms of one to 15 years with interest rates based on the prime rate. Currently, it is Peoples Bank's policy to originate commercial real estate
loans only on properties in its immediate service area.   Peoples Bank's
permanent commercial real estate loans are secured by improved property such as office buildings, small commercial business properties, churches and subdivision developments.

        Commercial real estate loans in the portfolio are generally made in amounts between $10,000 and $200,000 and up to a maximum of $1 million.

        RESIDENTIAL LOANS. Peoples Bank, through a correspondent lending relationship, has been involved in the granting of mortgage loans to enable borrowers to purchase existing homes or to construct new single-family homes. Peoples Bank forwards the loan materials to the correspondent and the correspondent originates the notes and retains the servicing. Peoples Bank's real estate loan portfolio also includes loans on two-to four-family dwellings and loans for the development of residential lot sites. At December 31, 1992, approximately $16.7 million, or 37.9% of Peoples Bank's total loan portfolio, consisted of loans secured by one-to four-family residential real estate.

        Peoples Bank's loan portfolio includes both fixed rate and ARMs secured by one-to four-family properties with loan terms of 15 to 30 years that were obtained in connection with the acquisition of assets from Tennessee Federal. The ARMs have interest rates that adjust annually based upon changes in the FHLB contract interest rate index for a period matching the repricing period of the loan. The majority of these loans provide that the amount of any increase or decrease in the interest rate is limited to two percentage points (upward or downward) per adjustment period, which is typically annually and generally limited to six percentage points over the life of the loan.

        CONSTRUCTION LOANS. At December 31, 1992, Peoples Bank had $1.7 million of construction and land development loans or 3.8% of total loans. Peoples Bank originates residential construction mortgage loans to residential owner-occupants (custom construction loans) and to local contractors building residential properties for sale, as well as construction loans for condominiums, multi-family residential properties and land development on properties located within its primary market area. Of the total construction loans outstanding at December 31, 1992, $1.2 million was construction loans to
builders and $420,000 was construction loans to owner-occupants.   Construction
loans to owner-occupants generally have a term of six months and then are converted to permanent loans. The construction loans to builders generally are
in amounts below $250,000 and are made with a nine-month term.   Peoples Bank's
construction loans bear interest rates that adjust with prime. Peoples Bank intends to continue to grant construction loans to owner-occupants and builders with whom Peoples Bank has conducted business in the past.

        Peoples Bank's underwriting criteria are designed to evaluate and minimize the risks of each construction loan. Among other things, Peoples Bank considers evidence of the availability of permanent financing for the borrower, the reputation of the borrower, the amount of the borrower's equity in the project, the independent appraisal and review of cost estimates, the pre-construction sale and leasing information, and the cash flow projections of the borrower. In addition, most of the construction loans granted by Peoples Bank are secured by property in Peoples Bank's local market area.

        CONSUMER LOANS. As of December 31, 1992, consumer loans, consisting of loans secured by savings accounts, automobiles, boats, farm equipment, home equity and improvement loans and unsecured consumer loans were approximately $14.2 million, or 32.4% of Peoples Bank's total loan portfolio.

        The underwriting standards employed by Peoples Bank for consumer loans include a determination of the applicant's payment history on other debt and an assessment of ability to meet existing obligations and payments on the proposed loans. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

        CERTAIN UNDERWRITING RISKS. While commercial, income property and construction and consumer loans are integral to Peoples Bank's asset and liability management program and reduce exposure to interest rate changes, such loans may entail significant additional risks compared to residential mortgage lending.

        Commercial lending entails certain risks different from those encountered in the residential mortgage lending and commercial mortgage lending areas. The borrower's ability to repay the loan is closely tied to the ongoing profitability of the borrower's business. Consequently, a commercial loan tends to be more directly affected by changes in economic cycles. The availability of adequate collateral is a factor in commercial loan decisions, and loans are collateralized or guaranteed by third parties when deemed appropriate. However, the type of collateral securing commercial loans can be more difficult to sell (e.g., specialized machinery), and may be subject to more rapid declines in value (e.g., securities) or may be of less certain value (e.g., personal guarantees by corporate principals) than is ordinarily the case with real estate. Real property often serves as collateral for commercial loans made by Peoples Bank. At December 31, 1992, approximately 31.5% of the Bank's commercial loan portfolio was secured by real property, in whole or in part.

        Commercial real estate and construction mortgage loans may involve large loan balances to single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties typically is dependent on the successful operation of the properties and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. Construction loans may involve additional risks because loan funds are advanced upon the security of the project under construction that is of uncertain value prior to the completion, delays may arise from labor problems, material shortages may be experienced and other unpredictable contingencies may occur. It is relatively difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. Because of these factors, the analysis of prospective construction loan projects requires an expertise that is different in significant respects from the expertise required for residential mortgage lending.

        Construction lending generally is considered to involve a higher degree of credit risk than long-term financing of residential properties. Peoples Bank's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. If the estimate of construction costs and the marketability of the property upon completion of the project prove to be inaccurate, Peoples Bank may be required to advance additional funds to complete the development. If the borrower is unable to sell the completed project in a timely manner or obtain adequate proceeds to repay the loan, the loan may become nonperforming. Furthermore, if the estimate of value proves to be inaccurate, Peoples Bank may be confronted with, at or prior to the maturity of the loan, a project with a value that is insufficient to assure full repayment.

        Consumer loans may entail additional risks, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.
Such loans may also give rise to claims and defenses by the borrower against Peoples Bank as the holder of the loan, and a borrower may be able to assert claims and defenses which it has against the seller of the underlying collateral.

        LOAN ORIGINATIONS, PURCHASES AND SALES. The following table shows total loans originated, purchased and repaid during the periods indicated. No loans were sold during the periods indicated.

                                                                                         Year Ended December 31,
                                                                          -----------------------------------------------
                                                                          1992                 1991                 1990
                                                                          ----                ------               ------
                                                                                      (Dollars in thousands)
Total loans at beginning of period  . . . . . . . . . . . . . . .       $40,206               $23,526              $15,442
Loans originated:
  Mortgage  . . . . . . . . . . . . . . . . . . . . . . . . . . .            --                 8,161                   --
  Consumer  . . . . . . . . . . . . . . . . . . . . . . . . . . .         9,647                11,658                8,661
  Commercial  . . . . . . . . . . . . . . . . . . . . . . . . . .        23,573                 9,327               11,023
                                                                        -------             ---------              -------
     Total loans originated . . . . . . . . . . . . . . . . . . .        33,220                29,146               19,684

Loans purchased:
  Mortgage  . . . . . . . . . . . . . . . . . . . . . . . . . . .            --                12,484                   --
  Consumer  . . . . . . . . . . . . . . . . . . . . . . . . . . .            --                   346                   --
  Commercial  . . . . . . . . . . . . . . . . . . . . . . . . . .            --                   195                   --

Loan principal repayments . . . . . . . . . . . . . . . . . . . .        29,478                25,491               11,600
                                                                        -------               -------              -------
Net loan activity . . . . . . . . . . . . . . . . . . . . . . . .         3,742                16,680                8,084
                                                                        -------               -------              -------

Total gross loans at end of period  . . . . . . . . . . . . . . .       $43,948               $40,206              $23,526
                                                                        =======               =======              =======

         LOAN COMMITMENTS AND LINES OF CREDIT. Lines of credit and loan commitments are established by Peoples Bank to finance the working capital needs of borrowers during peak business periods. Lines of credit have been issued to individuals, businesses, contractors and for dealer floor plans. Lines of credit and loan commitments are generally limited to terms of no more than one year. The approval of lines of credit is subject to the receipt and approval of financial statements on the borrower. Most lines of credit have interest rates that change on a daily basis based on a market interest rate, usually the prime interest rate. This rate is based on the creditworthiness of the borrower and compensating balances held at Peoples Bank. The amount of unfunded lines of credit was $4.3 million while the amount of unfunded commitments was $1.1 million as of December 31, 1992.

         NONPERFORMING LOANS AND CLASSIFIED ASSETS. Loans are reviewed on a monthly basis and an allowance for loan losses is established when, in the opinion of management, collectibility of the loan's principal becomes
uncertain.    Peoples Bank's procedures provide that when a loan becomes delinquent 15 days or more the borrower is given notice of such delinquency in writing. If the loan remains delinquent, the borrower is contacted, usually by phone, within 30 to 60 days. When the loan is over 30 days delinquent, the borrower is contacted in writing. Typically, Peoples Bank will initiate legal action against the borrower when principal and interest become 90 days or more delinquent. At December 31, 1991 and at December 31, 1992, Peoples Bank had $71,000 and $98,000, respectively, of loans accounted for on a nonaccrual basis (i.e., loans upon which management believes the future collectibility of interest is uncertain).

         Management classifies a loan as nonaccrual when principal and interest is past due 90 days or more and the loan is not adequately collateralized, or when, in the opinion of management, principal or interest is not likely to be paid. Consumer installment loans are charged-off after 90 days of delinquency unless adequately secured and in the process of collection. Loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear certain.

        At December 31, 1992, Peoples Bank had two nonperforming commercial loans totaling $27,000, the largest of which was $19,245. As of December 31, 1992, Peoples Bank had $93,000 in nonperforming mortgage real estate, real estate construction and consumer loans, the largest of which was $21,306.

         At December 31, 1992, Peoples Bank had no loans that were partially charged-off and which were not included in nonperforming assets. Also, Peoples Bank did not have any restructured loans at December 31, 1992.

         The following table sets forth information with respect to Peoples Bank's nonperforming assets for the periods indicated. During the periods shown, Peoples Bank had no restructured loans within the meaning of Statement of Financial Accounting Standards (SFAS) 15.

                                                                 At December 31,
                                                   -----------------------------------------
                                                   1992        1991         1990        1989
                                                   ----        ----         ----        ----
                                                                   (Dollars in thousands)
Loans accounted for on
 a nonaccrual basis:
  Real estate -
   Residential  . . . . . . . . . . . . . . .      $ --        $ 27         $--         $--
   Commercial . . . . . . . . . . . . . . . .        --          --          --          --
  Commercial business . . . . . . . . . . . .        27          --          --          --
  Consumer  . . . . . . . . . . . . . . . . .        71          44          28          16
                                                   ----        ----         ---         ---
      TOTAL . . . . . . . . . . . . . . . . .        98          71          28          16
                                                   ----        ----         ---         ---

Accruing loans which are contractually
 past due 90 days or more:
  Real estate -
   Residential  . . . . . . . . . . . . . . .        22           9          --          --
   Commercial . . . . . . . . . . . . . . . .        --          --          --          --
  Commercial business . . . . . . . . . . . .        --          --          --          --
  Consumer  . . . . . . . . . . . . . . . . .        --          82          60          10
                                                   ----        ----         ---         ---
       TOTAL  . . . . . . . . . . . . . . . .        22          91          60          10
                                                   ----        ----         ---         ---

  Total nonperforming loans . . . . . . . . .       120         162          88          26

Other nonperforming assets  . . . . . . . . .        --          --          --          --
                                                   ----        ----         ---         ---

   Total nonperforming assets . . . . . . . .      $120        $162         $88         $26
                                                   ====        ====         ===         ===

Total loans delinquent
  90 days or more to net loans  . . . . . . .       .05%        .43%        .38%        .17%

Total loans delinquent 90 days
  or more to total assets . . . . . . . . . .       .03%        .28%        .24%        .10%

Total nonperforming loans to
  total loans     . . . . . . . . . . . . . .       .28%        .40%        .37%        .17%

Total nonperforming assets
  to total assets . . . . . . . . . . . . . .       .19%        .28%        .24%        .10%

         ANALYSIS OF ALLOWANCE FOR LOAN LOSSES. Primary considerations in this evaluation are prior loan loss experience, the character and mix of the loan portfolio, adverse situations which may affect the borrower's ability to repay, size of the loan portfolio, business and economic conditions and management's estimation of future potential losses. While management uses the available information, including the monitoring of the economic conditions in the geographic regions in which the loan portfolio is located, future additions to the allowance may be necessary based on estimates that are susceptible to significant change as a result of changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Peoples Bank's allowance for loan losses. Such agencies may require Peoples Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         The following table sets forth an analysis of Peoples Bank's allowance for loan losses for the periods indicated.

                                                                                    Year Ended
                                                                                    December 31,
                                                                 -----------------------------------------------
                                                                 1992         1991             1990         1989
                                                                 ----         ----             ----         ----
                                                                              (Dollars in thousands)

Allowance at beginning of period  . . . . . . . . . . . .        $453         $245             $158          $ 50
Provision for loan losses . . . . . . . . . . . . . . . .         240          311              123           115
Recoveries:
 Residential real estate  . . . . . . . . . . . . . . . .          --           --               --            --
 Commercial real estate . . . . . . . . . . . . . . . . .          --           --               --            --
 Real estate construction . . . . . . . . . . . . . . . .          --           --               --            --
 Commercial business  . . . . . . . . . . . . . . . . . .          --           --                1            --
 Consumer . . . . . . . . . . . . . . . . . . . . . . . .           9            4               --            --
                                                                 ----         ----             ----          ----
   Total recoveries . . . . . . . . . . . . . . . . . . .           9            4                1            --
                                                                 ----         ----             ----          ----

Charge offs:
 Residential real estate  . . . . . . . . . . . . . . . .          --           --               --            --
 Commercial real estate . . . . . . . . . . . . . . . . .          --           --               --            --
 Real estate construction . . . . . . . . . . . . . . . .          --           10               --            --
 Commercial business  . . . . . . . . . . . . . . . . . .          56           48               37             7
 Consumer . . . . . . . . . . . . . . . . . . . . . . . .          73           49               --            --
                                                                 ----         ----             ----          ----
   Total charge offs  . . . . . . . . . . . . . . . . . .         129          107               37             7
                                                                 ----         ----             ----          ----
   Net charge offs  . . . . . . . . . . . . . . . . . . .         120          103               36             7
                                                                 ----         ----             ----          ----
    Balance at end of period  . . . . . . . . . . . . . .        $573         $453             $245          $158
                                                                 ====         ====             ====          ====

Ratio of allowance to total
 loans outstanding at the
 end of the period  . . . . . . . . . . . . . . . . . . .        1.30%        1.13%            1.04%         1.02%

Ratio of allowance to total nonperforming
 loans at the end of the period . . . . . . . . . . . . .      477.50%      279.60%          278.40%       607.70%

Ratio of net charge offs
 to average loans outstanding
 during the period  . . . . . . . . . . . . . . . . . . .         .29%         .33%             .19%          .07%

        The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated.

                                                                              December 31,
                                           -----------------------------------------------------------------------------------------
                                                 1992                     1991                      1990                1989
                                           -------------------    --------------------     --------------------   ------------------
                                                      Percent                 Percent                  Percent              Percent
                                                      of loans                of loans                 of loans             of loans
                                                      in each                 in each                  in each              in each
                                                      category                category                 category             category
                                                      to total                to total                 to total             to total
                                           Amount     loans       Amount      loans        Amount      loans      Amount    loans
                                           ------     --------    ------      --------     ------      --------   ------    --------
                                                                              (Dollars in thousands)
Mortgage  . . . . . . . . . . . . . . . .  $115        20.07%      $125        27.65%      $ --            --%     $ --         --%
Commercial business . . . . . . . . . . .   283        49.39        180        39.36        137         55.94        90      57.45
Consumer  . . . . . . . . . . . . . . . .   175        30.54        148        32.49        108         44.06        68      42.55
                                           ----       ------        ---       ------        ---        ------      ----     ------

  Total allowance for loan
     losses . . . . . . . . . . . . . . .  $573       100.00%      $453       100.00%      $245        100.00%     $158     100.00%
                                           ====       ======       ====       ======       ====        ======      ====     ======

SECURITIES

        Peoples Bank's securities portfolio totaled approximately $14.0 million as of December 31, 1992, or 21.85% of total assets, and consisted of United States Government and Federal government agency obligations, mortgage-backed securities and other corporate obligations, as compared to $11.3 million, or 19.62% of total assets, at December 31, 1991. Peoples Bank is required under Federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and is also permitted to make certain other securities investments. At December 31, 1992, Peoples Bank did not hold securities classified as held for sale.

                          The following table sets forth Peoples Financial's
securities portfolio at carrying value at the dates indicated.



                                                                                 At December 31,
                                               ------------------------------------------------------------------------------------
                                                          1992                           1991                         1990
                                               ------------------------        ------------------------       ---------------------
                                                              Percent                        Percent                       Percent
                                               Book             of             Book            of             Book            of
                                               Value(1)      Portfolio         Value(1)     Portfolio         Value(1)    Portfolio
                                               --------      ----------        --------     ----------        --------    ---------
                                                                                (Dollars in thousands)

United States Government
 securities . . . . . . . . . . . . . . .     $10,539         75.03%          $9,359         82.53%           $6,798          75.62%
Corporate obligations . . . . . . . . . .          90           .64               90           .79                --             --

Mortgage-backed securities  . . . . . . .       3,417         24.33            1,891         16.68             2,192          24.38
                                             --------      --------          -------        ------            ------         ------

   Total  . . . . . . . . . . . . . . . .     $14,046        100.00%         $11,340        100.00%           $8,990         100.00%
                                              =======       =======          =======        ======            ======         ======

          ---------------------------


          (1) The market value of Peoples Financial's securities portfolio amounted to $14.4 million, $12.0 million and $9.1 million at December 31, 1992, 1991 and 1990, respectively.

                The following table sets forth the maturities and average yields of the debt securities in Peoples Financial's portfolio at December 31, 1992.


                                                       Less Than             One to              Five to             Over Ten
                                                        One Year           Five Years           Ten Years              Years
                                                   -----------------   ------------------   ----------------     ------------------
                                                   Amount      Yield   Amount       Yield   Amount     Yield     Amount       Yield
                                                   ------      -----   ------       -----   ------     -----     ------       -----
                                                                           (Dollars in thousands)

United States Government
 securities . . . . . . . . . . . . . . . . . .    $  --         --%   $2,804       7.34%   $7,735     8.05%     $     --       --%
Corporate obligations . . . . . . . . . . . . .       --         --        --         --        90     9.75            --       --
Mortgage-backed securities(1) . . . . . . . . .       --         --     1,188       8.46       782     6.18         1,447     6.20
                                                   -----       ----    ------       ----   -------     ----        ------     ----
   Total  . . . . . . . . . . . . . . . . . . .    $  --         --%   $3,992       7.67%   $8,607     7.89%       $1,447     6.20%
                                                   =====       ====    ======       ====    ======     ====        ======     ====


          --------------------------------

          (1) Mortgage-backed securities are stated at estimated average lives.

          SOURCES OF FUNDS AND BORROWINGS

                GENERAL. Deposits and loan repayments are the major source of Peoples Bank's funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources, or on a longer-term basis for general business purposes.

         DEPOSITS. Peoples Bank offers a wide range of deposit products to attract customers in Putnam and surrounding counties. Peoples Bank offers NOW accounts, demand checking accounts, savings accounts, Christmas club accounts, certificates of deposit accounts, and individual retirement accounts. In setting its rates on all accounts, management will review profitability of Peoples Bank area competition, the Peoples Bank current and future liquidity needs and its interest rate risk sensitivity. Management reviews the rates being paid on deposits on a weekly basis. Peoples Bank does not pay premiums of any kind to attract new savings nor does it utilize brokered funds.

         All certificates of deposit rates are fixed for the term of the deposit. Once the certificate matures, the customer has a ten-day grace period to withdraw the funds before the account automatically renews at the present rate being offered. Regular savings accounts and NOW checking accounts are fixed-rate deposits. The savings accounts are not charged any fee but are subject to minimum balance requirements. Christmas club accounts are charged a small fee that is consistent with area competition. At December 31, 1992, Peoples Bank did not have deposits for IRA fixed-and variable-rate accounts.

DEPOSIT FLOW. The following table sets forth the balances of savings deposits in the various types of savings accounts offered by Peoples Bank at the dates indicated.




                                                                                   At December 31,
                                            ----------------------------------------------------------------------------------------
                                                        1992                          1991                      1990
                                            ----------------------------   ----------------------------   --------------------------
                                                     Percent                        Percent                       Percent
                                                       of      Increase               of      Increase              of     Increase
                                            Amount    Total   (Decrease)   Amount   Total    (Decrease)   Amount   Total  (Decrease)
                                            ------   -------  ----------   ------   -------  ----------   ------  ------- ----------
                                                                                    (Dollars in thousands)

Non-interest-bearing  . . . . . . . . . .  $ 8,245   14.61%    $ 4,008    $ 4,237    8.28%    $ 1,141    $ 3,096    9.96%   $   935
NOW checking  . . . . . . . . . . . . . .    6,516   11.54       1,485      5,031    9.83       2,504      2,527    8.13      1,107

Regular savings accounts/Christmas  . . .    7,530   13.34       2,351      5,179   10.12       2,934      2,245    7.22      1,562
Money market deposit/MMDA . . . . . . . .    3,417    6.06         125      3,292    6.43       2,568        724    2.33       (218)

Fixed-rate certificates which
 mature in the year ending(1):
  December 31, 1990 . . . . . . . . . . .      N/A     N/A         N/A        N/A     N/A         N/A        N/A     N/A    (13,625)
  December 31, 1991 . . . . . . . . . . .      N/A     N/A         N/A        N/A     N/A     (20,382)    20,382   65.57     19,772
  December 31, 1992 . . . . . . . . . . .      N/A     N/A     (29,287)    29,287   57.20      28,689        598    1.92        528
  Certificates maturing
   thereafter . . . . . . . . . . . . . .   30,733   54.45      26,568      4,165    8.14       2,651      1,514    4.87        139
                                           -------   -----     -------    -------   -----     -------    -------   -----    -------

     Total  . . . . . . . . . . . . . . .  $56,441  100.00%    $ 5,250    $51,191  100.00%    $20,105    $31,086  100.00%   $10,200
                                           =======  ======     =======    =======  ======     =======    =======  ======    =======

- ----------------------

Note: IRA accounts are included in certificate balances: Amounts are $3,582, $2,180 and $2,596 for December 31, 1992, 1991 and 1990, respectively.

(1) At December 31, 1992, 1991 and 1990, jumbo certificates amounted to $5,652, $5,733 and $6,941, respectively.

         The following table sets forth the deposit activities of Peoples Bank for the periods indicated.

                                            Year Ended December 31,
                                   ---------------------------------------
                                   1992              1991             1990
                                   ----              ----             ----
                                           (Dollars in thousands)
Beginning Balance . . . . . . . . $51,191          $31,086           $20,886
Net increase (decrease)
  before interest credited  . . .   3,579           18,843             9,406
Interest credited . . . . . . . .   1,671            1,262               794
                                  -------          -------           -------

Net increase (decrease)
  in deposits     . . . . . . . .   5,250           20,105            10,200
                                  -------          -------           -------

Ending balance  . . . . . . . . . $56,441          $51,191           $31,086
                                  =======          =======           =======

        TIME DEPOSITS BY RATES. The following table sets forth the time deposits in Peoples Bank classified by rates as of the dates indicated.

                                                  At December 31,
                                     -----------------------------------------
                                     1992              1991               1990
                                     ----              ----               ----
                                               (Dollars in thousands)
Below  5.00%  . . . . . .          $19,615           $ 4,524           $     --
5.01 - 7.00%  . . . . . .            8,556            25,015                599
7.01 - 9.00%  . . . . . .            1,880             3,110             21,704
9.01 - 11.00%   . . . . .              682               803                191


 The following table sets forth the amount and maturities of time deposits at December 31, 1992.

                                                                           Amount Due
                                       -----------------------------------------------------------------------------------
                                                                                                                  Percent
                                                                                                                 of Total
                                       Less Than      1-2          2-3          3-4          After              Certificate
                                       One Year       Years        Years        Years       4 Years     Total    Accounts
                                       ---------      -----        -----        -----       -------     -----   ----------
                                                                  (Dollars in thousands)
Below  5.00% . . . . . . . . . . . .    $18,262       $1,059       $137          $12         $145      $19,615     63.82%
5.01 - 7.00%  . . . . . . . . . . . .     7,966          462         60           51           17        8,556     27.84
7.01 - 9.00%  . . . . . . . . . . . .     1,750          102         13           11            4        1,880      6.12
9.01 - 11.00% . . . . . . . . . . . .       635           37          5            4            1          682      2.22

           The following table sets forth information concerning Peoples Bank's time deposits and other interest-bearing deposits at December 31, 1992.

                                                                      Percentage
Interest     Minimum                                                   of Total
Rate          Term             Category                    Amount       Balance
- ----         -------           --------                    ------       -------
                         (Deposits in thousands)

3.20%        None        NOW accounts                      $6,516       11.54%
3.15         None        Regular Savings                    7,530       13.34
3.25         None        Money market accounts              3,417        6.05
None         None        Non-interest checking              8,245       14.61

                 Certificates of Deposit (Remaining Maturity)
                 --------------------------------------------

3.97%        0 - 3 mos.             Fixed rate              9,245       16.38
3.72         4 - 6 mos.             Fixed rate              7,310       12.95
4.18         7 - 12 mos.            Fixed rate              3,225        5.71
4.46        13 - 24 mos.            Fixed rate              1,290        2.29
4.63        25 - 48 mos.            Fixed rate                429        0.77
4.48        18 mos.                 18 month IRA accounts   3,582        6.35
3.84         6 mos.                 Jumbo certificates      5,652       10.01
                                                          -------      ------
                                                          $56,441      100.00%
                                                          =======      ======


           The following table indicates the amount of Peoples Bank's jumbo certificates of deposit by time remaining until maturity as of December 31, 1992. Jumbo certificates of deposit require minimum deposits of $100,000 and rates paid on such accounts are negotiable.

                                  Certificates
Maturity Period                    of Deposit
- ---------------                  --------------
                                 (In thousands)
Three months or less                $3,212
Three through six months             2,013
Six through twelve months              427
Over twelve months                      --
                                    ------
           Total                    $5,652
                                    ======



BUSINESS OF CITIZENS FEDERAL

        The following discussion of the business of Citizen Federal is offered for presentation due to the significant acquisition of Citizens Federal by Peoples Financial on February 1, 1993.

        Citizens Federal was organized in 1934 as a mutual savings and loan association and, since 1934, its deposits have been federally insured. In April 1989, Citizens Federal converted from a federally chartered mutual savings association to a federally chartered mutual savings bank. Citizens Federal conducts its business from its main office and one branch office located in Rockwood and Kingston, Tennessee. At December 31, 1992, Citizens Federal had total assets of $47.9 million, total deposits of $45.7 million and retained earnings of $1.9 million. The savings deposits of Citizens Federal are insured by the FDIC under the SAIF.

        Citizens Federal's principal business currently consists of attracting deposits from the general public and using these funds to originate conventional one- to four-family, first-mortgage real estate loans and, to a lesser extent, consumer and commercial loans.


LENDING ACTIVITIES

        GENERAL. The principal lending activity of Citizens Federal is the origination of residential one- to four-family mortgage loans in Citizens Federal's primary market area of Roane, Knox and Cumberland counties, Tennessee. Citizens Federal originates construction and permanent loans on single-family dwellings and to a lesser extent commercial business and consumer loans.

        Citizens Federal's loan and mortgage-backed securities portfolio totalled approximately $31.2 million at December 31, 1992, representing approximately 65.1% of its total assets. On that date, approximately 70.9% of Citizens Federal's total outstanding loans were secured by mortgages on one- to four-family residential properties. The balance of Citizens Federal's outstanding loans at that date consisted of construction loans, consumer loans, multi-family real estate loans and nonresidential real estate loans.

        In 1985, in connection with its asset restructuring, Citizens Federal purchased ten participation interests in income property loans of $750,000 each from one lender. Six of the loan participations performed satisfactorily and have been paid off; however, four remaining participations have been included in problem assets and at December 31, 1992 had a total balance of $2.06 million after valuation allowanc-es of $395,000. The establishment of these valuation allowances has adversely affected Citizens Federal's earnings during recent years. At December 31, 1992, properties securing three of the loan participations had been acquired through foreclosure and one other loan participation had been classified because of delinquent payments or other areas of concern. See "BUSINESS OF CITIZENS FEDERAL -- ASSET CLASSIFICATIONS."

       ANALYSIS OF LOAN AND MORTGAGE-BACKED SECURITIES PORTFOLIO.
Set forth below is selected data relating to the composition of Citizens Federal's loan and mortgage-backed securities portfolio by type of loan and type of security (collateral) on the dates indicated.

                                                                                           At December 31,
                                                                        --------------------------------------------------------
                                                                             1992                1991                  1990
                                                                        -------------        --------------        -------------
Type of Loan: (1)                                                        $         %          $          %          $         %
- ------------                                                            ---       ---        ---        ---        ---       ---
                                                                                           (Dollars in thousands)
Conventional real estate loans:
  Interim construction loans  . . . . . . . . . . . . . . . . . .     $ 1,867    6.06%     $   859     2.64%     $   976     2.81%
  One-to-four family  . . . . . . . . . . . . . . . . . . . . . .      21,680   70.38       23,428    71.98       23,405    67.10
  Commercial participation  . . . . . . . . . . . . . . . . . . .       1,275    4.14        1,281     3.94        1,281     3.67
  Nonresidential real estate loans  . . . . . . . . . . . . . . .         936    3.04        1,405     4.31        1,548     4.43
  FHA or VA guaranteed  . . . . . . . . . . . . . . . . . . . . .          --      --           --     0.00          121     0.35
Consumer loans:
  Automobile  . . . . . . . . . . . . . . . . . . . . . . . . . .       4,268   13.85        4,273    13.13        5,188    14.87
  Savings account loans . . . . . . . . . . . . . . . . . . . . .         385    1.25          381     1.17          665     1.91
  Home equity and second mortgage . . . . . . . . . . . . . . . .         443    1.44          343     1.05          300     0.86
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,203    3.91        1,495     4.59        2,611     7.49
Less:
  Loans in process  . . . . . . . . . . . . . . . . . . . . . . .        (812)  (2.64)        (319)   (0.98)        (414)   (1.19)
  Deferred loan origination fees  . . . . . . . . . . . . . . . .         (15)   (.05)         (17)   (0.05)         (21)   (0.06)
  Allowance for loan losses . . . . . . . . . . . . . . . . . . .        (349)  (1.13)        (383)   (1.18)        (310)   (0.89)
  Unearned income . . . . . . . . . . . . . . . . . . . . . . . .         (75)   (.24)        (197)   (0.60)        (469)   (1.35)
                                                                      -------  ------      -------   ------      -------   ------
     Total loans and mortgage-backed securities, net. . . . . . .     $30,806  100.00%     $32,549   100.00%     $34,881   100.00%
                                                                      =======  ======      =======   ======      =======   ======

Type of Security:
- ----------------

Residential real estate:
  One-to-four family  . . . . . . . . . . . . . . . . . . . . . .     $23,990   77.87%     $24,630     75.67%    $24,681    70.77%
  Multi-family properties . . . . . . . . . . . . . . . . . . . .       1,275    4.14        1,281      3.94       1,281     3.67
  Government guaranteed . . . . . . . . . . . . . . . . . . . . .          --      --           --        --         121     0.35
  Nonresidential real estate  . . . . . . . . . . . . . . . . . .         936    3.04        1,405      4.31       1,548     4.43
  Automobile  . . . . . . . . . . . . . . . . . . . . . . . . . .       4,268   13.85        4,273     13.13       5,188    14.87
  Savings accounts  . . . . . . . . . . . . . . . . . . . . . . .         385    1.25          381      1.17         665     1.91
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,203    3.91        1,495      4.59       2,611     7.49
Less:
  Loans in process  . . . . . . . . . . . . . . . . . . . . . . .        (812)  (2.64)        (319)    (0.98)       (414)   (1.19)
  Deferred loan origination fees  . . . . . . . . . . . . . . . .         (15)   (.05)         (17)    (0.05)        (21)    0.06
  Allowance for loan losses . . . . . . . . . . . . . . . . . . .        (349)  (1.13)        (383)    (1.18)       (310)   (0.89)
Unearned income . . . . . . . . . . . . . . . . . . . . . . . . .         (75)   (.24)        (197)    (0.60)       (469)   (1.35)
                                                                      -------  ------      -------    ------     -------   ------
     Total loans and mortgage-backed securities, net. . . . . . .     $30,806  100.00%     $32,549    100.00%    $34,881   100.00%
                                                                      =======  ======      =======    ======     =======   ======

- -------------------
(1)   Includes construction loans converted to permanent loans.

        ONE-TO FOUR-FAMILY RESIDENTIAL LOANS. The primary lending activities of Citizens Federal has been the origination of conventional loans to enable borrowers to purchase existing homes or residential lots, refinance existing mortgages or construct new homes. Mortgage loans made by Citizens Federal are generally long-term loans, amortized on a monthly basis, with principal and interest due each month. The initial contractual loan payment period for single family residential loans typically ranges from 15 to 30 years. Citizens Federal's experience indicates that real estate loans remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans at their option, subject to any prepayment penalty provisions included in the note. Citizens Federal requires mortgage title insurance on all first mortgage loans.

        Since 1990, Citizens Federal has offered three- and five-year adjustable mortgages, the interest rates of which currently adjust based upon the one-year United States Treasury Constant Maturity. The interest rates on these mortgages generally may not adjust more than 2.0% per adjustment period and 5.0% over the life of the loan. Citizens Federal originates ARMs at below the fully phased-in interest rate but qualifies borrowers at the fully phased-in rate. Citizens Federal intends to continue emphasizing the origination of adjustable rate mortgage loans for its loan portfolio in order to reduce the impact of rapid increases in market rates of interest.

        Citizens Federal's lending policies generally limit the maximum loan-to-value ratio on fixed-rate and adjustable-rate residential one- to four-family owner occupied loans to 80.0% or less of the lesser of the appraised value or purchase price of the underlying residential property on purchases and 75.0% on refinances. Non-owner occupied one- to four-family residential loans are limited to 70.0% or less of the lesser of the appraised value or purchase price of the underlying residential property. The loan-to-value ratio, maturity and other provisions of the loans made by Citizens Federal are generally reflected in the policy of making less than the maximum loan permissible under Federal regulations, in accordance with established lending practices, market conditions and underwriting standards maintained by Citizens Federal. Loans originated with a loan-to-value ratio above the maximum loan-to-value ratio have typically required private mortgage insurance.

        CONSTRUCTION LOANS. Citizens Federal primarily originates construction loans to individuals on single family residences. Such construction loans generally have a term of six months and are usually tied to a commitment by Citizens Federal to provide permanent financing after the construction period. The interest rates charged by Citizens Federal on permanent construction loans are fixed at market rates. In the past, Citizens Federal has not originated a significant amount of nonresidential real estate construction loans. Nonresidential real estate construction financing generally exposes the lender to a greater risk of loss than long-term financing on improved, occupied real estate, due in part to the fact that the loans are underwritten on projected rather than historical income and rental results. Citizens Federal's risk of loss on such loans is dependent largely upon the accuracy of the initial appraisal of the property's value at completion of construction and the estimated cost (including interest) of completion. If either estimate proves to have been inaccurate and the borrower is unable to provide additional funds pursuant to his guaranty, the lender either may be required to advance funds beyond the amount originally committed to permit completion of the development and/or be confronted at the maturity of the loan with a project whose value is insufficient to assure full repayment. It is generally the practice of Citizens Federal to provide a permanent financing commitment on nonresidential properties at the time Citizens Federal provides the construction financing.

        At December 31, 1992, approximately $1.9 million or 7.5% of Citizens Federal's total loan portfolio consisted of construction loans on residential properties.

        INCOME PROPERTY LOANS. Income property loans, including nonresidential real estate loans and loans secured by multi-family properties of five or more units, constituted approximately $2.1 million, or 7.18% of Citizens Federal's total loans and mortgage-backed securities at December 31, 1992. Of this amount, $1.3 million or 4.13% consisted of participation loans with other institutions.

        Income property lending entails significant additional risks compared to residential lending. Income property loans typically involve large loan balances to single borrowers or groups of related borrowers. At December 31, 1992, Citizens Federal had four borrowers with loan amounts from $438,000 to $624,000. The payment experience of such loans is typically dependent upon the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and, as such, may be subject, to a greater extent, to adverse conditions in the economy. In dealing with these risk factors in connection with loans it originates, Citizens Federal generally limits itself to a real estate market or to borrowers with which it has substantial experience. Citizens Federal concentrates on originating income property loans secured by properties located within Roane County, Tennessee.

        Of the four referenced loans, three were current in their payments as of December 31, 1992. The property securing the fourth loan was acquired by Citizens Federal in foreclosure proceedings in August 1992. Citizens Federal had reserved $200,000 against losses resulting from the disposition of the property at December 31, 1992.

        COMMERCIAL BUSINESS LOANS. At December 31, 1992, Citizens Federal had two lines of credit with two automobile dealerships in Roane County, Tennessee. One line of credit was for $125,000 with a minimum interest rate of 12.0% which adjusts monthly according to the prime rate, plus a 3.0% margin. The other line of credit was for $150,000 with an interest rate of prime plus 1.5% adjusted on a monthly basis.

        CONSUMER LOANS. Federal thrift institutions are permitted to invest up to 30.0% of their assets in consumer loans. Citizens Federal currently offers a wide variety of consumer loans, including home improvement loans, loans secured by savings accounts, automobile and boat loans. Total consumer loans (excluding home equity and second mortgage loans) amounted to $5.9 million or 18.7% of Citizens Federal's total loans and mortgage-backed securities at December 31, 1992 as compared to $6.3 million, or 19.4%, at December 31, 1991.

        Citizens Federal has marketed consumer loans in order to provide a wider range of financial services to its customers and because of the shorter term and normally higher interest rates on such loans than on residential real estate loans.

        In 1985, as a result of the deregulation that was occurring in the thrift industry, Citizens Federal began a program designed to increase its consumer loan portfolio. The program was intended to increase Citizens Federal's average rate of return on assets and shorten the maturity range on assets. With the implementation of the program, Citizens Federal instituted new lending policies and developed lending relationships with several local boat and car dealerships. The program resulted in increased consumer lending during the next four years with the highest volume of consumer lending at $10.3 million in 1989. In 1988 Citizens Federal started making increased loan loss provisions. In order to manage and deter further losses, Citizens Federal instituted stricter underwriting controls and restricted the authorization of consumer loans to Citizens Federal's President and the Executive Vice President.

        Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by assets that depreciate rapidly, such as automobiles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various Federal and state laws, including Federal and state bankruptcy and insolvency laws, may limit the amounts recoverable on such loans. Such loans may also give rise to claims and defenses by the borrower against Citizens Federal as the holder of the loan, and a borrower may be able to assert claims and defenses which it has against the seller of the underlying collateral.

        LOAN AND MORTGAGE-BACKED SECURITIES MATURITY. The following table sets forth certain information at December 31, 1992 regarding the dollar amount of loans maturing in Citizens Federal's portfolio based on their contractual terms to maturity, but does not include potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

                                             After One     After 3       After 5
                                               Year         Years         Years
                                  Within      Through      Through       Through      Beyond
                                  1 Year       3 Years      5 Years      10 Years    10 Years     Totals
                                  ------      ---------     -------      --------    --------     ------
                                              (In Thousands)
 Residential real estate
   mortgage(1) . . . . . . .      $  6,647       $2,174     $   960      $3,284      $7,788      $20,853
 Nonresidential real estate            918           --          18          --          --          936
 Commercial participation  .            --           --          --       1,275          --        1,275
 Construction  . . . . . . .         1,867           --          --          --          --        1,867
 Consumer and other  . . . .           835        2,119       2,778         195         372        6,299
                                   -------       ------      ------      ------      ------      -------
   Total Loans . . . . . . .       $10,267       $4,293      $3,756      $4,754      $8,160      $31,230
                                   =======       ======      ======      ======      ======      =======
- -----------------
(1)  Includes mortgage-backed securities.


         The following table sets forth the dollar amount of all loans and mortgage-backed securities due one year after December 31, 1992 which have fixed interest rates and have floating or adjustable interest rates.

                                                             Fixed                       Floating or
                                                             Rates                     Adjustable Rates
                                                        --------------                 ----------------
                                                                        (In thousands)
Residential real estate
  mortgage  . . . . . . . . . . . . . . . . . . .            $13,004                        $1,202
Nonresidential real estate  . . . . . . . . . . .                 --                            18
Commercial participation  . . . . . . . . . . . .              1,275                            --
Construction  . . . . . . . . . . . . . . . . . .                 --                            --
Consumer and other  . . . . . . . . . . . . . . .              5,464                            --
                                                             -------                        ------
     Total  . . . . . . . . . . . . . . . . . . .            $19,743                        $1,220
                                                             =======                        ======





         LOAN SOLICITATION AND PROCESSING. Citizens Federal actively solicits mortgage loan applications from existing customers, walk-ins, referrals and from real estate brokers.

         Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations through verification forms. After analysis of the loan application and property or collateral involved, including an appraisal of the property by independent appraisers approved by Citizens Federal's Board of Directors and reviewed by Citizens Federal's underwriter, a lending decision is made by Citizens Federal's Loan Committee. With respect to nonresidential loans, Citizens Federal reviews the capital adequacy of the business, the ability of the borrower to repay the loan and honor its other obligations and general economic and industry conditions. All real estate mortgage loan applications must be approved by the Loan Committee and any loan over $202,300 requires the approval of the Board of Directors.

         Loan applicants are promptly notified of the decision of Citizens Federal by a letter setting forth the terms and conditions of the decision. If approved, such terms and conditions include the amount of the loan, interest rate, amortization term, a brief description of the real estate to be mortgaged to Citizens Federal and notice of the requirement of insurance coverage necessary to protect Citizens Federal's interest in the collateral.

         It is Citizens Federal's policy generally to obtain an attorney's title opinion stating that Citizens Federal has a valid lien on the mortgaged real estate and that the property is free of encumbrances. Borrowers must also obtain title insurance and fire and casualty insurance policies prior to closing.

         LOAN ORIGINATIONS, PURCHASES AND SALES. Citizens Federal is a qualified servicer for Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). Citizens Federal's general policy is to close its residential loans on FHLMC and FNMA modified loan documents. Depending upon interest rates and economic conditions, Citizens Federal has in the past sold loans in order to provide additional funds for lending, to generate servicing fee income and to decrease the amount of its long-term, fixed-rate loans in order to minimize the gap between the maturities of its interest-earning assets and interest-bearing liabilities. Citizens Federal generally continues to collect payments on the loans, to supervise foreclosure proceedings, if necessary, and otherwise to service the loans. Citizens Federal retains a portion of the interest paid by the borrower on the loans as consideration for its servicing activities. At December 31, 1992, Citizens Federal was servicing loans sold to others with a principal balance of approximately $17.2 million. Sales of whole loans and participation interests by Citizens Federal are made without right of recourse to Citizens Federal (except for $5.0 million sold to FNMA) by the buyer of the loans in the event of default by the borrower. Citizens Federal has purchased only a limited number of loans, which have been primarily secured by single family residences and which have been written on adjustable rate mortgage loan instruments.

     Set forth below is a table showing Citizens Federal's mortgage loan origination, purchase and sales activity for the periods indicated.

                                                                           Year Ended December 31,
                                                                          --------------------------
                                                                          1992       1991      1990
                                                                          ----       ----      ----
            (In thousands)
Loans originated
Conventional real estate
Construction  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 1,997   $1,248     $1,780
One-to four-family . . . . . . . . . . . . . . . . . . . . . . . . .        18,225    4,834      6,572
                                                                           -------   ------     ------
Total loans originated  . . . . . . . . . . . . . . . . . . . . . . .      $20,222   $6,082     $8,352
                                                                           =======   ======     ======

Loans and mortgage-backed
securities purchased:
Total mortgage-
   backed securities purchased  . . . . . . . . . . . . . . . . . . .      $   250   $1,156     $  881
                                                                           -------   ------     ------

Loans and mortgage-backed securities
sold:
One-to four-family  . . . . . . . . . . . . . . . . . . . . . . . . .       11,172    2,366      1,995
Mortgage-backed securities  . . . . . . . . . . . . . . . . . . . . .           --       --        962
                                                                           -------  -------     ------
Total loans and mortgage-
   backed securities sold . . . . . . . . . . . . . . . . . . . . . .      $11,172   $2,366     $2,957
                                                                           =======   ======     ======


        LOAN ORIGINATION AND OTHER FEES. Citizens Federal, in most instances, receives loan origination fees and discount "points." Loan fees and points are a percentage of the principal amount of the mortgage loan which are charged to the borrower for funding the loan. Citizens Federal usually charges origination fees of 0.5% to 1.0% on one-to four-family residential real estate loans. Fees on long-term nonresidential real estate and residential construction loans had ranged from 1.0% to 3.0%. Current accounting standards require fees received for originating loans to be deferred and amortized into interest income over the contractual life of the loan, adjusted for prepayments. Deferred fees associated with loans that are sold are recognized as income at the time of sale. Citizens Federal had $15,077 of net deferred loan origination fees at December 31, 1992.

        DELINQUENCIES. Citizens Federal's collection procedures provide for a series of contacts with delinquent borrowers. After a loan is delinquent 15 days, the borrower will receive a late notice or letter requesting payment. Loans 90 days delinquent generally receive a letter from Citizens Federal's legal counsel. If the delinquency continues, more formal efforts are made to contact the delinquent borrower. If a residential real estate loan continues in a delinquent status for 90 days or more, Citizens

Federal generally initiates foreclosure proceedings. Citizens Federal generally initiates foreclosure proceedings on a nonresidential real estate loan if the loan continues in a delinquent status for 90 days or more. In certain instances, however, Citizens Federal may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or its financial affairs. Each delinquent loan is reviewed to ensure that the loan is being serviced in accordance with the guidelines set forth by the FNMA, FHLMC and private mortgage insurers.

        NONPERFORMING ASSETS. Loans are reviewed on a regular basis and when Citizens Federal no longer continues to accrue interest. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

         The following table sets forth information with respect to Citizens Federal's non performing assets for the periods indicated. During the periods shown, Citizens Federal had no restructured loans within the meaning of SFAS No. 15, other than foreclosed assets.

                                                                              At December 31,
                                                  ----------------------------------------------------------------------------
                                                     1992            1991             1990           1989               1988
                                                  ----------        ------           ------         ------            --------
                                                                            (Dollars in thousands)
Loans accounted for on
 a nonaccrual basis(1):
  Real Estate:
   Residential . . . . . . . . . . . . .         $ 153             $ 123           $  221           $   59              $  185
   Consumer  . . . . . . . . . . . . . .            42                20               89              231                 139
                                                ------             -----           ------           ------              ------
                                                $  195             $ 143           $  310           $  290              $  324
                                                ======             =====           ======           ======              ======

Percentage of total loans  . . . . . . .           .78%              .60%            1.18%            1.10%               1.16%
Total loans delinquent 90 days
  or more to total assets  . . . . . . .           .41               .31              .65              .57                 .58
Total nonperforming assets to
  total assets . . . . . . . . . . . . .          2.36              2.41             2.84             5.66                1.61
Other nonperforming assets (2) . . . . .           937               952            1,044            2,594                 575
- ----------------------

(1) Nonaccrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely, or loans that meet nonaccrual criteria previously established by regulatory authorities. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on assessment of the collectibility of the loan. Citizens Federal did not accrue interest on loans that were delinquent 90 days or more during the periods presented above.

(2) Other nonperforming assets represent property acquired by Citizens Federal through foreclosure or repossession, including insubstance foreclosures and loans to facilitate the sales of such properties. This property is carried at the lower of unpaid principal balance at the date of foreclosure or fair value, not to exceed net realizable value.

          If interest on nonaccrual loans had been accrued, interest income of approximately $10,365, $31,636 and $13,826 would have been recorded for the years ended December 31, 1992, 1991 and 1990, respectively. No interest on nonaccrual loans was included in income at December 31, 1992, 1991 and 1990, respectively.

         ASSET CLASSIFICATIONS. The OTS has adopted various changes in its regulations regarding problem assets of savings institutions. These regulations, which became effective on December 31, 1987, are intended to comply with directives to the FHLBB (as predecessor to the OTS) in the Competitive Equality Banking Act ("CEBA"). The regulations conform the OTS's asset classification system to commercial banking practices, eliminate the FHLBB's previous regulation that had classified certain problem assets as "scheduled items" and put the establishment of loan loss allowances on a basis consistent with the requirements of GAAP.

         The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, OTS examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets must have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that its continuance as an asset of the institution is not warranted. The regulations have also created a new special mention category, described as assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100.0% of the portion of the asset classified loss or charge off such amount. A portion of general loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital.

         At December 31, 1992, Citizens Federal had $2.06 million in participation loans with a lender that were granted in 1984 and 1985 in connection with its asset restructuring. Citizens Federal had a minority interest in three out of four of these assets and as a result, had limited ability to manage the resolution of these assets. In addition, the lead lender of these assets has experienced financial difficulty which may further hamper the ability of Citizens Federal in this area. A discussion of these assets is as follows:

       (1) In 1985 Citizens Federal purchased a $750,000 participation interest in a $925,000 loan that is secured by a two-story apartment complex with 51 units located in Ocean Springs, Mississippi that was originated in 1984. Subsequent to the origination of the loan, the lead lender foreclosed on the property. In 1990, the property was sold to another investor group for $750,000 with financing provided by the original loan participants after a down payment of $75,000. At December 31, 1992, the balance of this loan was $549,113, with an 81.35% participation interest.

       (2) In 1985 Citizens Federal purchased a $750,000 participation interest (5.1%) in a $16.7 million loan that had been granted in 1984 and is secured by a multi-building office complex in Virginia Beach, Virginia. The debt is a wrap around mortgage that is subordinated to six prior liens. In July 1988, the lead lender committed to reduce the interest rate on the loan. Additional funds were advanced by the lead lender to facilitate a principal reduction and pay accrued interest. Citizens Federal did not participate in this advance. At December 31, 1992, the balance of this loan was $721,123. The adjusted balance after a specific valuation allowance of $98,000 is $623,123.

       (3) In 1985 Citizens Federal purchased a $750,000 participation interest (16.1%) in a $5.4 million wrap-around mortgage that had been originated in 1984. The collateral is a 180 unit apartment complex in Winter Park, Florida. In April 1990 the lead lender foreclosed on the property and sold it for $4.0 million. At December 31, 1992, the balance of the loan was $638,704 after a specific valuation allowance of $200,000. This asset is a loan to facilitate the sale of real estate owned and thus is classified as real estate owned. This property was obtained through foreclosure in August 1992.

       (4) In 1984 the lead lender granted a $5.5 million loan secured by a 216 unit apartment complex located in Dallas, Texas. Citizens Federal's participation interest (13.3%) was $750,000. In 1988 the lead lender took a deed in lieu of foreclosure. In 1989 the property was sold for $4.9 million with the lenders providing financing of $4.5 million with interest only payable through 1994. The note has a below market interest rate and thus was discounted. The balance of the discount was $60,000 at December 31, 1989. At December 31, 1992, the balance of this loan was $595,291. The adjusted balance after a specific valuation allowance of $97,000 was $498,291. This asset is a loan to facilitate the sale of real estate owned and thus is classified as real estate owned.

       At December 31, 1992, 1991 and 1990, the aggregate amounts of Citizens Federal's classified assets, and of Citizens Federal's general and specific loss allowances and charge-offs for the period then ended, were as follows:

                                                                                    At December 31,
                                                                        ------------------------------------------
                                                                         1992              1991              1990
                                                                         -----             ----              ----
                                                                                     (In thousands)
Classified assets (all substandard) . . . . . . . . . . . . .              $2,540        $2,934           $2,721
General loss allowances . . . . . . . . . . . . . . . . . . .                 349           383              309
Specific loss allowances(1) . . . . . . . . . . . . . . . . .                 297           222              176
Charge-offs, net  . . . . . . . . . . . . . . . . . . . . . .                  57            86              165
- -------------

(1) Real estate owned loss allowances.

         REAL ESTATE OWNED. Real estate acquired by Citizens Federal as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned. When property is acquired it is recorded at the lower of the unpaid principal balance of the related loan, or fair value, not to exceed net realizable value.

         Citizens Federal records loans as in substance foreclosures if the borrower has little or no equity in the property based upon its current fair value and if the borrower has effectively abandoned control of the collateral or has continued to retain control of the collateral but because of the current financial status of the borrower it is doubtful the borrower will be able to repay the loan in the foreseeable future. In substance foreclosures are accounted for as real estate acquired through foreclosure.

         At December 31, 1992, properties of Citizens Federal classified as real estate owned consisted primarily of two properties with carrying values totalling $852,535.

         ALLOWANCE FOR LOAN LOSSES. Citizens Federal's management evaluates the need to establish an allowance for loan losses based on a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated market value of the underlying collateral of problem loans, prior loss experience, economic conditions and overall portfolio quality. Citizens Federal established provisions for losses on loans for the years ended December 31, 1992, 1991, and 1990 of $23,000, $159,000 and $152,000, respectively. At December 31, 1992, Citizens Federal had an allowance for loan losses of $348,725.

         Periodic evaluations of the loan portfolio is done through the Asset Classification Committee, which meets on a regular basis and reviews Citizens Federal's loans. The amount of the allowance for loan losses is established by this Committee and is further reviewed by the Board of Directors in regular Board meetings.

     The following table sets forth the activity in Citizens Federal's allowance for loan losses for the periods indicated:

                                                                                 Year Ended December 31,
                                                              ---------------------------------------------------------
                                                                  1992       1991        1990       1989         1988
                                                              ----------- ----------- ---------- ----------   ----------

                                                                                    (Dollars in thousands)

Balance at beginning of period  . . . . . . . . . . . .         $383        $310          $323         $213       $177

Loans charged-off
Real estate--mortgage:
    Residential . . . . . . . . . . . . . . . . . . . .           --          --            12            6         --
    Nonresidential  . . . . . . . . . . . . . . . . . .           --          --            --          225        288
Real estate--construction . . . . . . . . . . . . . . .           --          --            --           --         --
Consumer  . . . . . . . . . . . . . . . . . . . . . . .           97         160           207          174         53
                                                                ----        ----          ----         ----       ----

Total charge-offs(1)  . . . . . . . . . . . . . . . . .           97         160           219          405        341

Total recoveries(2) . . . . . . . . . . . . . . . . . .           40          74            54           12         --
                                                                ----        ----          ----         ----      -----

Net loans charged-off . . . . . . . . . . . . . . . . .           57          86           165          393        341

Provision for loan losses . . . . . . . . . . . . . . .           23         159           152          503        377
                                                                ----        ----          ----         ----       ----

Balance at end of period  . . . . . . . . . . . . . . .         $349        $383          $310         $323       $213
                                                               =====       =====          ====         ====       ====

Allowance for loan losses as a percent
 of total loans . . . . . . . . . . . . . . . . . . . .         1.40%       1.58%         1.17%        1.22%       .76%
Ratio of net charge-offs to
  average loans outstanding
  during the period . . . . . . . . . . . . . . . . . .          .41%        .35%          .61%        1.29%       .38%
- ------------------

(1) Charge-offs in 1989 exceed the beginning allowances for loan losses due to losses of approximately $225,000 resulting from unforeseen foreclosures of two loans participations.
(2) Recoveries of loan principal balances previously charged-off are netted against charge-offs in 1988.


           LOAN LOSS ALLOWANCE BY CATEGORY. The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. The following allocation does not indicate the unavailability of any portion of the allowance for loan losses to absorb losses in any loan category.

                                                                             December 31,
                                    --------------------------------------------------------------------------------------------
                                               1992                               1991                           1990
                                    -------------------------------  ------------------------------  ----------------------------
                                                %            % of                %           % of              %         % of
                                               of Out-      Loans in            of Out-     Loans in           of Out-   Loans in
                                               standing     Category            standing    Category           standing  Category
                                               Loans in     to Total            Loans in    to Total           Loans in  to Total
                                      Amount   Category     Loans      Amount   Category    Loans     Amount   Category  Loans
                                      ------   --------     -----      ------   --------    -----     ------   --------  -------
                                                                         (Dollars in thousands)
Real estate -- mortgage:
  Residential . . . . . . . .         $160      .86%      69.54%      $106      .70%        76.12%   $ 35       .21%     71.20%
  Commercial participations .           99     7.77        5.13         98     7.65          3.94      74       .57       3.67
Consumer  . . . . . . . . . .           90     1.43       25.33        178     2.59         19.94     201      2.26      25.13
Unallocated . . . . . . . . .           --       --          --         --       --            --      --        --         --
                                      -----   ------      ------      -----    ----         -----     ---      ----      -----
  Total allowance
    for loan losses . . . . .         $349     1.24%     100.00%      $383     1.58%       100.00%   $310      1.17%    100.00%
                                      ====     =====     =======      ====     =====       =======   ====      ====     =======

                                                                     December 31,
                                 ---------------------------------------------------------------------------------
                                                1989                                      1988
                                 ------------------------------------      ---------------------------------------
                                               As a %       As a % of                    As a %          As a % of
                                               of Out-      Loans in                     of Out-         Loans in
                                               standing     Category                     standing        Category
                                               Loans in     to Total                     Loans in        to Total
                                 Amount        Category     Loans           Amount       Category        Loans
                                 ------        --------     --------        ------       --------        --------
                                                                    (Dollars in thousands)

Real estate -- mortgage:
  Residential . . . . . . . .    $   41            .25%      68.04%          $  39          .23%          50.47%
  Commercial participations .        74          10.00        1.98              56         2.05            9.72
Consumer  . . . . . . . . . .       208           1.91       29.98             118         1.03           39.81
Unallocated . . . . . . . . .        --             --          --              --           --              --
                                -------        -------     -------         -------        -----          ------

Total allowance for
loan losses . . . . . . . . .      $323           1.22%     100.00%           $213          .76%         100.00%
                                   ====           ====      ======            ====           ===         ======





INVESTMENT ACTIVITIES

        Federally chartered savings institutions have authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the FHLB, certificates of deposit of federally-insured institutions, certain bankers' acceptances and Federal funds. Subject to various restrictions, such savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities and mutual funds, the assets of which conform to the investments that Federally chartered savings institutions are otherwise authorized to make directly. Savings institutions are also required to maintain minimum levels of liquid assets which vary from time to time. Citizens Federal may decide to increase its liquidity above the required levels depending upon the availability of funds and comparative yields on investments in relation to return on loans.

        Citizens Federal is required under Federal regulations to maintain a minimum amount of liquid assets and is also permitted to make certain other securities investments. The balance of Citizens Federal's investments in short-term securities in excess of regulatory requirements reflects management's response to the state of the thrift industry as well as Citizens Federal's noncompliance with the regulatory capital requirements. At December 31, 1992, Citizens Federal's regulatory liquidity was 25.07%, which was well in excess of the required 5.0%. It is the intention of management to hold securities with short maturities in Citizens Federal's investment portfolio in order to enable Citizens Federal to match more closely the interest-rate sensitivities of its assets and liabilities.

        Investment decisions are made by the Investment Committee, which consists of Directors Brown, J. Hall, Buckley, Bruner and Eastwood. The Investment Committee acts within policies established by the Board of Directors. Securities are generally purchased to be held until maturity.

        At December 31, 1992, Citizens Federal's investment securities portfolio totalled $11.0 million and consisted of United States Treasury securities and obligations of United States Government agencies.

        For further information concerning Citizens Federal's securities portfolio, see Notes 2 and 3 of the Notes to the Consolidated Financial Statements of Citizens Federal included elsewhere in this Proxy Statement-Prospectus.

The following table sets forth Citizens Federal's investment securities portfolio at carrying value at the dates indicated.

                                                       At December 31
                                                  ------------------------

                        1992                     1991                     1990                   1989
                    ------------             ------------             ------------           ------------
               Book         Percent of  Book        Percent of  Book        Percent of    Book       Percent of
               Value(1)     Portfolio   Value(1)    Portfolio   Value(1)    Portfolio     Value(1)   Portfolio
               --------     ---------   --------    ---------   --------    ---------     --------   ----------

 United
 States
 Government
 and agency
 securities    $11,012      100.0%      $8,397      100.0%      $7,497      100.0%        $7,294     100.0%

 (1) The market value of Citizens Federal's investment securities portfolio amounted to $11.1 million, $8.5 million, $7.1 million and $7.1 million at December 31, 1992, 1991, 1990 and 1989, respectively.



The following table sets forth the maturities and weighted average yields of the debt securities in Citizens Federal's investment securities portfolio at December 31, 1992.

                                                       Less Than             One to               Five to             Over Ten
                                                        One Year           Five Years            Ten Years             Years
                                                   -----------------   ------------------   ------------------  ------------------
                                                   Amount    Yield     Amount     Yield     Amount     Yield    Amount    Yield
                                                   ------    -----     ------     -----     ------     -----    ------    -----
                                                                           (Dollars in Thousands)

United States Government
  and agency securities . . . . . . . . . . . .     $1,778     6.42%     $8,468   7.21%      $516       7.05%      $250     6.14%

DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS

                 GENERAL. Deposits and loan repayments are the major source of Citizens Federal's funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources, or on a longer-term basis for general business purposes.

                 DEPOSIT ACCOUNTS. Citizens Federal offers a wide range of deposit products to attract customers in Roane and surrounding counties. Citizens Federal offers NOW accounts, demand checking accounts, savings accounts, Christmas club accounts, certificates of deposit accounts and individual retirement accounts. In setting its rates on all accounts, management will review profitability of Citizens Federal, area competition, Citizens Federal's current and future liquidity needs and its interest rate risk sensitivity.

Management reviews the rates being paid on deposits on a weekly basis. Citizens Federal does not pay premiums of any kind to attract new savings nor does it utilize brokered funds.

                 All certificates of deposit rates are fixed for the term of the deposit. Once the certificate matures, the customer has a grace period to withdraw the funds before the account automatically at the present rate being offered. Regular savings accounts and NOW accounts are fixed-rate deposits. The savings accounts are not any fee but are subject to minimum balance requirements. NOW accounts charged a small fee that is consistent with area competition.

                 At December 31, 1992, Citizens Federal did not have deposits for IRA fixed- and variable-rate accounts.

The following table sets forth information concerning Citizens Federal's savings deposit programs at December 31, 1992.


                                                                                                       Percentage
Weighted Average                                                 Minimum                                of Total
Interest Rate       Term          Category                       Amount              Balance            Deposits
- -------------       ------        --------                       ------              -------            --------
                                                                 (In thousands)
     --              None          Passbook Accounts            $  100-2,500          $10,447             22.86%
     --              None          Non-interest checking           300-1,000              128               .28
     --              None          NOW & Super NOW                 300-1,000            3,688              8.07
                                   Accounts

                     Certificates of Deposit
                     -----------------------

   4.77%             4-6 months fixed term, fixed rate                 5,000            6,838             14.96
   4.77              7-12 months fixed term, fixed rate          1,000-5,000            5,010             10.98
   6.07              13-23 months fixed term, fixed rate               1,000            1,275              2.79
   6.85              24-48 months fixed term, fixed rate               1,000            5,224             11.44
   8.06              49-120 months fixed term, fixed rate              1,000            4,692             10.27
   6.34              18-60 months IRA accounts                           200            4,691             10.27
   4.77              Jumbo certificates                              100,000            3,691              8.08
                                                                                     --------            ------
                                                                                      $45,684            100.00%
                                                                                     ========            ======

            The following table indicates the amount of Citizens Federal's certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 1992. The rates paid on such accounts are negotiated with the depositors.

                                                                      Certificates
            Maturity Period                                            of Deposit
            ---------------                                             ----------
                                                                     (In thousands)
            Three months or less                                         $  777
            Three through six months                                        301
            Six through twelve months                                       802
            Over twelve months                                            1,811
                                                                         ------
            Total                                                        $3,691
                                                                         ======



            DEPOSIT FLOW. The following table sets forth the balances of savings deposits in the various types of savings accounts offered by Citizens Federal at the dates indicated.

                                                                                           December 31,
                                                           -------------------------------------------------------------------------
                                                                            1992                                  1991
                                                           -------------------------------------------------------------------------
                                                                        Percent                                Percent
                                                                         of          Increase                    of        Increase
                                                            Amount      Total        (Decrease)   Amount       Total      (Decrease)
                                                            ------      -----        ----------   ------       -----      ----------
                                                                              (Dollars in thousands)
Passbook accounts . . . . . . . . . . . . . . . . . . .   $10,447       22.87%      $  3,631     $6,816       16.35%        $  566
Non-interest-bearing  . . . . . . . . . . . . . . . . .       128        0.28             15        113         .27           (117)
NOW checking  . . . . . . . . . . . . . . . . . . . . .     3,688        8.07          1,185      2,503        6.00           (299)
Super NOW checking  . . . . . . . . . . . . . . . . . .                                 (392)       392         .94            (70)

Fixed-rate certificates which
 mature in the year ending(1):
  December 31, 1990 . . . . . . . . . . . . . . . . . .        --          --             --         --          --             --
  December 31, 1991 . . . . . . . . . . . . . . . . . .        --          --             --         --          --        (24,924)
  December 31, 1992 . . . . . . . . . . . . . . . . . .        --          --        (24,666)    24,666       59.17         20,120
  Certificates maturing thereafter  . . . . . . . . . .    31,421       68.78         24,224      7,197       17.27          3,422
 Other  . . . . . . . . . . . . . . . . . . . . . . . .        --          --             --         --          --             --
                                                          -------     -------       --------    -------      ------        --------

     Total  . . . . . . . . . . . . . . . . . . . . . .   $45,684     100.00%       $  3,997    $41,687      100.00%       $(1,302)
                                                          =======     =======       ========    =======      ======        ========

                                                                December 31,
                                                           ---------------------
                                                                    1990
                                                           ---------------------
                                                                        Percent
                                                                         of
                                                            Amount      Total
                                                            ------      -----
                                                          (Dollars in thousands)

Passbook accounts . . . . . . . . . . . . . . . . . . .   $6,250         14.54%
Non-interest-bearing  . . . . . . . . . . . . . . . . .      230           .54
NOW checking  . . . . . . . . . . . . . . . . . . . . .    2,802          6.52
Super NOW checking  . . . . . . . . . . . . . . . . . .      462          1.07

Fixed-rate certificates which
 mature in the year ending(1):
  December 31, 1990 . . . . . . . . . . . . . . . . . .      --             --
  December 31, 1991 . . . . . . . . . . . . . . . . . .   24,924         57.98
  December 31, 1992 . . . . . . . . . . . . . . . . . .    4,546         10.57
  Certificates maturing thereafter  . . . . . . . . . .    3,775          8.78
 Other  . . . . . . . . . . . . . . . . . . . . . . . .       --            --
                                                          -------       -------
     Total  . . . . . . . . . . . . . . . . . . . . . .   $42,989       100.00%
                                                          =======      =======

- ----------------------------

Note: IRA accounts are included in certificate balances: Amounts are $4,691, $4,465 and $4,251 for December 31, 1992, 1991 and 1990, respectively.

(1) At December 31, 1992, 1991 and 1990, jumbo certificates amounted to $3,691, $5,199 and $3,542, respectively.

         The following table sets forth the savings activities of Citizens Federal for the periods indicated.


                                                                             Year Ended December 31,
                                                                 --------------------------------------------
                                                                 1992        1991           1990         1989
                                                                 ----        ----           ----         ----
                                                                              (Dollars in thousands)

Net increase (decrease) before interest
  credited    . . . . . . . . . . . . . . . . . . . . . .         $1,696      $(3,256)     $(4,475)    $(5,488)

Interest credited net . . . . . . . . . . . . . . . . . .          2,301        1,954        2,258       2,442
                                                               ---------      -------      -------     -------

Net increase (decrease) in savings
deposits                                                           3,997       (1,302)      (2,217)     (3,046)
                                                               ---------      -------       ------     -------

Ending balance  . . . . . . . . . . . . . . . . . . . . .        $45,684      $41,687      $42,989     $45,206
                                                               =========      =======      =======     =======

     TIME DEPOSITS BY RATES. The following table sets forth the time deposits in Citizens Federal classified by rates as of the dates indicated.

                                                                              At December 31,
                                                                   -------------------------------
                                                                   1992        1991         1990
                                                                   ----        ----         ----
                                                                          (Dollars in thousands)

       Below  5.00% . . . . . . . . . . . . . . . . . . .          $16,486     $ 1,149    $    --
       5.00 - 6.99% . . . . . . . . . . . . . . . . . . .            7,965      18,174        264
       7.00 - 8.99% . . . . . . . . . . . . . . . . . . .            5,803      11,104     29,084
       9.00 - 10.99%  . . . . . . . . . . . . . . . . . .            1,167       1,436      3,897
      11.00 - 12.99%  . . . . . . . . . . . . . . . . . .               --          --         --
                                                                  --------     -------    -------
                                                                   $31,421     $31,863    $33,245
                                                                  ========     =======    =======


 The following table sets forth the amount and maturities of time deposits at December 31, 1992.

                                                                     Amount Due
                                     --------------------------------------------------------------------------------------------
                                       Less Than        1-2         2-3          3-4          After 4                % of Total
                                       One Year         Years       Years        Years        Years        Total    Certificates
                                       ---------        -----       -----        -----        -----        -----    ------------
                                                                        (Dollars in thousands)
Under   5.00% . . . . . . . . . . .   $ 9,818         $3,088       $1,320      $2,084         $176      $16,486      52.47%
5.00  - 6.99% . . . . . . . . . . .     4,743          1,492          637       1,008           85        7,965      25.35
7.00  - 8.99% . . . . . . . . . . .     3,456          1,087          464         735           61        5,803      18.47
9.00  - 10.99%  . . . . . . . . . .       695            219           93         148           12        1,167       3.71
11.00 - 12.99%  . . . . . . . . . .        --             --           --          --           --           --         --
                                      -------         ------       ------      ------        -----      -------     -------
                                      $18,712         $5,886       $2,514      $3,975         $334      $31,421     100.00%
                                      =======         ======       ======      ======        =====      =======     =======

                         BORROWINGS.  Savings deposits are the primary source
of funds for Citizens Federal's lending and investment activities and for its general business purposes. In the past, Citizens Federal has, on an infrequent basis, obtained advances from the FHLB of Cincinnati to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB are typically secured by Citizens Federal's first mortgage loans. At December 31, 1992, Citizens Federal did not have any advances from the FHLB of Cincinnati.

                         The FHLB functions as a central reserve bank providing
credit for savings and loan associations and certain other member financial institutions. As a member, Citizens Federal is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness. Under its current credit policies, the FHLB generally limits advances to 20.0% of a member's assets, and short-term borrowings of less than one year may not exceed 10.0% of the institution's assets. The FHLB determines specific lines of credit for each member institution.

     The following table sets forth certain information regarding FNMA bonds which were the only form of borrowing which Citizens Federal had outstanding at the end of and during the periods indicated.


                                                                        At December 31,
                                                                -------------------------------
                                                                1992                     1991
                                                                ----                     ----
                                                                     (Dollars in thousands)
Amount of FNMA bonds payable
  at end of period  . . . . . . . . . . . . . . . . . .           --                   $1,368

                                                                           During the Year
                                                                          Ended December 31,
                                                                --------------------------------
                                                                1992        1991        1990
                                                                ----        ----        ----
                                                                    (Dollars in thousands)
Principal reductions during the year  . . . . . . . . .       $1,368      $  976       $  986
Maximum amount of borrowings at
  month end(1)  . . . . . . . . . . . . . . . . . . . .        1,368       2,344        3,330


                                                                          During the Year
                                                                         Ended December 31,
                                                               ---------------------------------
                                                                1992          1991       1990
                                                                ----          ----       ----
                                                                    (Dollars in thousands)
Weighted average rate paid on
  FNMA bonds payable  . . . . . . . . . . . . . . . . .       10.73%       11.73%       11.72%
Approximate average borrowings
  outstanding . . . . . . . . . . . . . . . . . . . . .        $867       $1,688       $2,603

- -----------------------------------
(1)  Based on month-end balances.


PERSONNEL

        As of December 31, 1992, Peoples Bank had 36 full-time employees and four part-time employees. The employees are not by a collective bargaining unit. Peoples Financial believes its with its employees to be excellent. As of December 31, 1992, Federal had 20 full-time employees and one part-time employee. The are not represented by a collective bargaining unit. Citizens Federal believes its relationship with its employees to be excellent.

 PROPERTIES

        The following table sets forth the location of Peoples Bank's and Citizens Federal's offices and other facilities as well as certain additional information relating to these offices and facilities as of December 31, 1992.

                        PEOPLES BANK'S OFFICE LOCATIONS

                          Year              Leased               Approximate           Net Book Value
                         Facility             or                 Office Area                 at
Main Office              Opened             Owned               (Square Feet)         December 31, 1992
- -----------              --------           ------              -------------         ------------------
Two West Jackson         1989               Owned                   7,200                 $614,273
Cookeville, Tennessee

Other Offices
- -------------

105 N. Washington        1989               Owned                   2,800                  339,626
Cookeville, Tennessee

1824 North Main          1992               Owned                   3,300                  401,825
Crossville, Tennessee

                      CITIZENS FEDERAL'S OFFICE LOCATIONS

                                        Year          Leased       Approximate                Net
                                       Facility         or         Office Area             Book Value
  Main Office                           Opened         Owned      (Square Feet)      at December 31, 1992
  -----------                          --------      ----------   -------------      --------------------

134 N. Gateway(1)                       1974          Owned           6,600                $311,905
Rockwood, Tennessee 37854

Other Offices
- -------------

421 North Kentucky Street               1979          Owned           2,400 (2)            $288,084
Kingston, Tennessee

______________________

(1) In August 1985, Citizens Federal purchased a house and lot adjoining the main office for $40,000. The house is approximately 1,340 square feet. Part of the lot has been used to expand parking facilities at the main office; the house is used for Board meetings, training sessions, office dinners, visiting examiners and auditors, and other business functions. The net book value of the house and lot at December 31, 1992 was $23,632.
(2) Does not include an unfinished basement area of approximately 2,400 square feet.

LEGAL PROCEEDINGS

         Periodically, there are various claims and lawsuits involving Peoples Financial, Peoples Bank and Citizens Federal and their respective subsidiaries mainly as defendants, such as claims to enforce liens, condemnation proceedings on properties in which Peoples Bank or Citizens Federal holds security interests, claims involving the making and servicing of real property loans and other issues incident to Peoples Bank's or Citizens Federal's business. In the opinion of management and Peoples Financial's legal counsel, no material loss is expected from any of such pending claims or lawsuits.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                               PEOPLES FINANCIAL

         THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH PEOPLES FINANCIAL'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES, ATTACHED HERETO.

CHANGES IN FINANCIAL CONDITION
BETWEEN DECEMBER 31, 1992 AND SEPTEMBER 30, 1993:

         At September 30, 1993, total assets were $119,918,260, an increase of $7,708,402 from December 31, 1992. This increase is attributed primarily to the expansion of the Crossville branch office. Cash and cash equivalents increased to $10,530,639 from $9,708,654 at December 31, 1992.

         Total investments increased $5,163,476 from a balance of $31,420,127 at December 31, 1992. This 16.43% increase in the portfolio value was due to purchasing securities rather than investing excess funds in federal funds sold. At the end of the third quarter of 1993, there was $3,778,440 of securities available for sale for the purpose of managing interest rate risk and meeting future liquidity needs. Determination is made at the time of purchase as to whether an investment is to be held until maturity or available for sale.

         Net loans receivable increased $1,873,669 to $67,953,649 at September 30, 1993 from $66,079,980 at December 31, 1992. Included in these amounts were $1,868,297 in loans available for sale at September 30, 1993, and $758,935 at December 31, 1992.

         Loan originations in the three months ended September 30, 1993 were $8,797,098 at Peoples Bank and $8,786,562 at Citizens Federal for total loan originations of $17,583,660.

         Loan originations in the nine months ended September 30, 1993 were $25,298,599 at Peoples Bank and $20,506,609 at Citizens Federal for total loan originations of $45,805,208.

         Both institutions seek high quality loan receivables. Citizens Federal's primary source of originations has been real estate mortgages while Peoples Bank originations have been mainly commercial loans.

         Deposits increased $5,396,832 to $107,521,482 at September 30, 1993 from $102,124,650 at December 31, 1992. This is credited to normal growth.

         Total stockholders' equity increased $2,089,867 to $11,235,886 at September 30, 1993 from $9,146,019 at December 31, 1992. In addition to net income of $1,195,582, the increase is attributable to the sale of stock which resulted in net proceeds of $894,285. See footnote 4 to the financial statements. Total capital as a percentage of total assets was 9.37% at September 30, 1993 as compared to 8.15% at December 31, 1992. For further discussion, refer to "LIQUIDITY AND CAPITAL RESOURCES" below.

RESULTS OF OPERATIONS

         Net income for the three months ended September 30, 1993 was $428,083 compared to $400,193 for the same period ended September 30, 1992, an increase of $27,890, or 6.97%.

         Net income for the nine months ended September 30, 1993 was $1,195,582 compared to $927,965 for the same period ended September 30, 1992, an increase of $267,617, or 28.84%.

         Although total non-interest expenses increased $570,856 over the first nine months of 1992, this was offset by an increase in net interest income and non-interest income. (Also, the cumulative effect of a change in accounting principles had a positive impact on income for the second quarter in the amount of $27,324). See note 6 of Notes to Unaudited Consolidated Financial Statements.

         Net interest income for the three months ended September 30, 1993 was $1,333,955 compared to $1,130,357 for the three months ended September 30, 1992, an increase of $203,598, or 18.01%. This is the result of a reduction in interest expense of $123,749, or 11.32%, and an increase in interest income of 79,849, or 3.59%, as compared to the same time period in 1992. This was due mainly to an overall reduction in the rates paid on deposits.

         Net interest income for the nine months ended September 30, 1993 was $3,863,875 compared to $3,295,084 for the nine months ended September 30, 1992, an increase of $568,791, or 17.26%. This is the result of a reduction in interest expense of $450,200, or 13.22%, and an increase in interest income of
$118,591, or 1.77%, as compared to the same time period in 1992.   This was due
mainly to an overall reduction in the rates paid on deposits.

         The increase in total interest income of $79,849 for the three-month period and $118,591 for the nine-month period over the same periods in 1992 resulted from the net effects of an increase of $9.98 million in earning assets outstanding ($115.00 million at September 30, 1993 as compared to $105.02 million at September 30, 1992) offset by a decrease in the yields on average earning assets at both institutions.

         Total interest expense for the three months ended September 30, 1993 was $969,195, a decrease of $123,749, or 11.32%, as compared to the same period in 1992.

         Total interest expense for the nine months ended September 30, 1993 was $2,954,935, a decrease of $450,200, or 13.22%, as compared to the same period in 1992.

         These changes resulted from the net effects of a decrease in the cost of average interest-bearing liabilities from 4.68% for the nine months ended September 30, 1992 to 3.72% for the same period in 1993, offset somewhat by an increase of $8.9 million in the interest-bearing liabilities outstanding ($108.7 million at September 30, 1993 as compared to $99.8 million at September 30, 1992).

         The provision for loan losses at September 30, 1993 was $157,166 compared to $284,233 at September 30, 1992, a decrease of $127,067. The provision for loan losses is used to adjust the loan loss allowance to what management believes is an acceptable level. The provision and allowance for loan losses is based upon management's consideration of current and anticipated economic conditions which may affect the ability of the borrowers in the loan portfolio to repay the loans and on the prior loss experience, volume and type of lending conducted by the institutions, industry standards and past due loans in the portfolios. Management also reviews individual loans for which collectibility may not be reasonably assured and considers, among other matters, the net realizable value of the underlying collateral.

         Non-interest income totaled $328,785 for the three months ended September 30, 1993, an increase of $164,344, or 99.94%, as compared to $164,441 for the same period in 1992. The majority of this was due to an increase in service charge income on deposits of $21,536 and an increase in gain on sale of loans receivable of $122,161 over last year.

         Non-interest income totaled $858,879 for the nine months ended September 30, 1993, an increase of $332,601, or 63.20%, as compared to $526,278 for the same period in 1992. The majority of this was due to an increase in service charge income on deposits of $77,543, an increase in gain on sale of loans receivable of $92,545, and an increase in gain on call and sale of investment securities of $102,012 over last year.

         Non-interest expense for the three months ended September 30, 1993 was $928,966, an increase of $361,718, or 63.77%, from $567,249 for the same period in 1992. This was primarily due to an increase in various general and administrative expenses offset by a decrease in the provision for loss on investments held for sale.

         Non-interest expense for the nine months ended September 30, 1993 was $2,617,480, an increase of $570,856, or 27.89%, from

$2,046,624 for the same period in 1992. This was primarily due to an increase in various general and administrative expenses offset by a decrease in the provision for loss on investments held for sale. Employee compensation, occupancy, and equipment expense accounted for approximately half of the increase.

         Income tax expense for the three-month period ended September 30, 1993 was $299,025 compared to $203,397 for the same period in 1992. Income tax expense for the nine-month period ended September 30, 1993 was $779,850 compared to $562,540 for the same period in 1992. These increases in income tax expense were due primarily to increases in income before income taxes.

         Effective January 1, 1993, Peoples Financial adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which requires a change from the deferred method of accounting for income taxes of Accounting Principles Board Opinion No. 11 to the asset and liability method of accounting for income taxes. The tax benefit of deductible temporary differences, under SFAS No. 109, is recorded as an asset to the extent that management estimates that such assets "more likely than not" will be realized. In accordance with SFAS No. 109, the realization of tax benefits of deductible temporary differences depends upon whether Peoples Financial has sufficient taxable income to allow for utilization of the deductible amounts.

         As of January 1, 1993, Peoples Financial had net deductible temporary differences of $344,075. Management believes that sufficient taxable income will be generated from operations in order to realize these assets. A valuation allowance of $44,489 at January 1, 1993 was established for the portion of the deductible temporary differences that is not expected to be realized.

LIQUIDITY AND CAPITAL RESOURCES

         In accordance with Federal regulations, Citizens Federal and Peoples Bank are required to maintain liquid assets of 5% or more of net withdrawable deposits plus short term borrowings. The liquidity ratios at September 30, 1993 for Peoples Bank and Citizens Federal were 41.23% and 29.45%, respectively, as compared to 39.95% and 15.14% at December 31, 1992. The
institutions' most liquid assets  are cash and cash equivalents.   The
institutions anticipate that they will have sufficient funds available to meet all current commitments. At September 30, 1993, commitments to originate loans and to fund unused lines of credit were $8,791,349 at Peoples Bank and $2,570,655 at Citizens Federal for a total of $11,362,004.

         Of primary importance to depositors, creditors, and regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. Peoples Financial's liquidity, represented by cash and cash equivalents, is a result of its operating, investing, and financing activities. Peoples Financial devotes resources to projecting on a monthly basis the amount of funds which will be required and maintains relationships with a diversified customer base so funds are accessible. The principal sources of funds are cash flows from operations, investing and financing activities, consisting mainly of commercial, mortgage and consumer loan payments, repayments of mortgage-backed securities and retail customer deposits. Liquidity requirements also can be met through short-term borrowings or the disposition of short-term assets, which are generally matched to correspond to the maturity of liabilities.

         Operating activities provided positive cash flows for the nine months ended September 30, 1993, which was primarily a result of purchases of securities available for sale. For the nine month period ended September 30, 1992, operating activities provided positive cash flows as a result of proceeds from sales of securities available for sale and payment of a receivable from the Resolution Trust Corporation. The primary investing activity of the institutions continued to be the origination of loans and purchase of mortgage-backed and related securities and federal agency securities.

         Cash flows from financing activities are generally most significantly impacted by deposit activity. A net increase in total deposits during the nine months ended September 30, 1993 was offset by an increase in loan receivables and investment securities.

         At September 30, 1993, Citizens Federal's capital position exceeded minimum regulatory capital requirements as indicated by the following table (dollars in thousands):


                                                                                             Tier 1       Total
                                                                               Core/         Risk -       Risk-
                                      GAAP        Tangible      Tangible      Leverage       Based        Based
                                     Capital      Capital        Equity       Capital       Capital      Capital
  Equity capital                     $ 3,132       $ 3,132       $ 3,132        $ 3,132      $ 3,132     $ 3,132
  General valuation allowances                                                                               269

  Regulatory capital measure                         3,132         3,132          3,132        3,132       3,401

  Total assets                        49,777
  Adjusted total assets                             49,777        49,777         49,777

  Risk-weighted assets                                                                        49,777      21,537

  Capital ratios                        6.29          6.29          6.29           6.29         6.29       15.79
  Regulatory capital category:
     Adequately capitalized,
     equal to or greater than                         1.50%                                                 8.00%

  Not critically
  undercapitalized, equal to or
  greater than                                                      4.00%          4.00%        4.00%


At September 30, 1993, Peoples Bank's capital position exceeded minimum regulatory capital requirements as indicated by the following table (dollars in thousands):


                         (Dollars in thousands)                                         Amount                    Ratio
                         Tier 1 Capital                                                 $8,065                   11.50%
                         Tier 1 Capital
                           minimum requirement                                           2,806                    4.00%
                         Excess                                                          2,798                    7.50%
                         Total Primary Capital                                           8,774                   12.51%
                         Total Primary Capital
                           minimum requirement                                           5,611                    8.00%
                         Excess                                                          3,163                    4.51%


              FOR THE YEARS ENDED DECEMBER 31 1992, 1991 AND 1990


ASSET AND LIABILITY MANAGEMENT

      Peoples Bank's principal financial objective is to maintain long-term profitability while reducing exposure to increases in rates. The principal elements of Peoples Bank's asset liability plan are to increase the interest rate sensitivity of Peoples Bank's assets by the origination of variable rate commercial loans, which fluctuate with Wall Street Prime, and to purchase adjustable rate securities while maintaining a portfolio of a short duration. Peoples Bank also maintains a consumer loan portfolio of a short maturity range.

      Peoples Bank's profitability is significantly dependent upon the difference between total interest income on interest-earning assets and interest expense on deposits. The management of Peoples Bank believes that steps have been taken to reduce vulnerability to interest rate risk.

      The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase to net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.

      At December 31, 1992, Peoples Financial has a negative gap. A negative gap indicates that Peoples Financial's earnings for 1992 were favorably affected by the decline in market interest rates. The negative repricing gap also indicates that Peoples Bank's future earnings may be affected adversely by a rise in market interest rates, and such impact would be felt primarily in the six-month period after such a rise in interest rates.

                          The following table sets forth the estimated
repricing or maturity of Peoples Bank's assets and liabilities at December 31, 1992. This table does not necessarily indicate the effect of general interest rate movements on Peoples Bank's net interest income because the repricing of certain assets and liabilities is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.


                                   Within
                                   six          Six months     One year to    Three years to    Five years to      Over
                                   months       to one year    three years     five years         ten years      ten years    Total
                                   ------       -----------    -----------    --------------    -------------    ---------    -----
                                                                          (Dollars in thousands)
Interest-earning assets:

Fixed rate loans  . . . . . . .    $  2,224      $  4,318        $ 9,969          $2,492            $2,131       $  455      $21,589
Variable rate loans . . . . . .      16,604         5,725             30              --                --           --       22,359
Investment securities and
fixed rate securities . . . . .         285         4,574          4,694             372             2,544           23       12,492
Floating rate securities  . . .       1,554            --             --              --                --           --        1,554
                                    -------      --------        -------          ------            ------       ------      -------
 Total rate sensitive assets. .    $ 20,667      $ 14,617        $14,693          $2,864            $4,675         $478      $57,994
                                   ========      ========        =======          ======            ======       ======      =======

Interest-bearing liabilities:

Deposits:
 Regular savings and NOW
 accounts . . . . . . . . . . .    $ 14,046      $     --        $    --          $   --            $   --       $   --      $14,046
 Money market deposit accounts.       3,417            --             --              --                --           --        3,417
 Certificates of deposit  . . .      24,313         4,296          1,902             208                14           --       30,733
 Other    . . . . . . . . . . .          --            --             --              --                --           --           --
                                   --------      --------        -------          ------            ------       ------      -------
 Total rate sensitive liabilities  $ 41,776      $  4,296        $ 1,902          $  208            $   14       $   --      $48,196
                                   ========      ========        =======          ======            ======       ======      =======

Excess (deficiency) of interest
 sensitive assets over interest
 sensitive liabilities  . . . .    $(21,109)     $ 10,321        $12,791          $2,656            $4,661       $  478      $9,798
Cumulative excess (deficiency)
 of interest sensitive assets .    $(21,109)     $(10,788)       $ 2,003          $4,659            $9,320       $9,798      $9,798
Ratio of cumulative gap to
 total assets . . . . . . . . .       (32.8)%       (16.7)%          3.1%            7.2%             14.5%        15.2%       15.2%

- --------------------

Note: All interest-bearing deposits other than certificates of deposit have been included in the within six months category because these accounts are subject to immediate withdrawal.

YIELDS EARNED AND RATES PAID

The earnings of Peoples Bank depend largely on the spread between the yield on interest-earning assets (primarily loans and securities) and the cost of interest-bearing liabilities (primarily deposit accounts and borrowings), as well as the relative size of Peoples Bank's interest-earning assets and interest-bearing liability portfolios. The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, ratio of interest-earning assets to interest-bearing liabilities and net interest margin. Average balances for a period have been calculated using the average daily balances for such period.




                                                                         Year Ended December 31,
                                       ---------------------------------------------------------------------------------------------
                                                1992                                 1991                            1990
                                       ------------------------------  -------------------------------   ---------------------------
                                                 Interest                         Interest                         Interest
                                       Average     and       Yield/    Average      and      Yield/      Average     and      Yield/
                                       Balance   Dividends    Cost     Balance    Dividends   Cost       Balance   Dividends   Costs
                                       -------   ---------   -----     -------    ---------  ---------   -------   ---------  ------
                                                                                  (Dollars in thousands)
Interest-earning assets:
 Mortgage loans . . . . . . . . . .   $  7,583    $1,403     18.50%    $ 5,175    $  632    12.21%   $     --    $     --       --%
 Consumer loans . . . . . . . . . .     13,101     1,517     11.58      12,094     1,678    13.87       7,818       1,027    13.14
 Commercial business loans  . . . .     17,940     1,487      8.29      13,945     1,432    10.27      11,119       1,249    11.23
                                       -------    ------     -----     -------     -----    -----      ------       -----    -----
   Total loans  . . . . . . . . . .   $ 38,624    $4,407     11.41     $31,214    $3,742    11.99    $ 18,937    $  2,276    12.02
 Mortgage-backed securities . . . .      2,591       197      7.60       2,502       229     9.15       2,291         219     9.56
 Securities . . . . . . . . . . . .     10,829       895      8.26       8,269       727     8.79       5,561         490     8.81
 Daily interest-bearing deposits  .      2,997       100      3.33       2,237       122     5.45       2,442         183     7.49
 Other earning assets . . . . . . .         --        --        --          --        --       --         500          37     7.40
                                       -------     -----    ------     -------     -----    -----      ------       -----    -----
   Total interest-earning assets  .   $ 55,041    $5,599     10.17     $44,222    $4,820    10.90    $ 29,731    $  3,205    10.78
                                       -------     -----    ------     -------     -----    -----      ------       -----    -----
Non-interest earning assets:
 Office properties and
  equipment, net  . . . . . . . . .   $  1,442                         $ 1,240                       $  1,187
  Other non-interest-earning
  assets  . . . . . . . . . . . . .      2,973                           2,038                          1,162
                                       -------                         -------                        -------
   Total assets . . . . . . . . . .    $59,456                         $47,500                        $32,080
                                       =======                         =======                        =======
Interest-earning liabilities:
 Passbook accounts  . . . . . . . .    $ 7,757      $355      4.58%    $ 4,375    $  285     6.51%    $ 2,875      $  196     6.82%
 NOW accounts . . . . . . . . . . .      4,637       171      3.69       2,684       145     5.40       1,758          90     5.12
 Money market accounts  . . . . . .      4,344       165      3.80       1,740        95     5.46         790          42     5.32
 Certificates of deposit  . . . . .     30,333     1,454      4.79      28,457     2,022     7.11      18,311       1,457     7.96
                                        ------     -----      ----      ------     -----     ----      ------       -----     ----
   Total interest-bearing
    liabilities . . . . . . . . . .    $47,071    $2,145      4.56%    $37,256    $2,547     6.84%    $23,734      $1,785     7.52%
                                       =======    ======      =====    =======    ======     =====    =======      ======    =====

                      (table continued on following page)

                                                                     Year Ended December 31,
                                       --------------------------------------------------------------------------------------------
                                                 1992                           1991                               1990
                                       ----------------------------    -------------------------------  ---------------------------
                                                 Interest                         Interest                        Interest
                                       Average     and       Yield/    Average      and      Yield/     Average     and      Yield/
                                       Balance   Dividends    Cost     Balance    Dividends   Cost      Balance   Dividends   Cost
                                       -------   ---------   -----     -------    ---------  ---------  -------   ---------  ------
                                                                           (Dollars in thousands)
Non-interest-bearing
 liabilities:
 Non-interest-bearing deposits  . .    $ 5,140                        $  3,491                            $  2,588
 Other liabilities  . . . . . . . .        577                             966                                 396
                                      --------                       ---------                           ---------
   Total liabilities  . . . . . . .     52,788                          41,713                              26,719
Stockholders' equity  . . . . . . .      6,668                           5,787                               5,361
                                      --------                       ---------                           ---------
   Total liabilities and
    retained earnings . . . . . . .   $ 59,456                         $47,500                             $32,080
                                      ========                         =======                             =======

Net interest income . . . . . . . .               $3,454                          $2,273                              $1,420
                                                  ======                          ======                              ======

Interest rate spread  . . . . . . .                           5.61%                               4.06%                      3.26%

Net interest margin . . . . . . . .                           6.28%                               5.14%                      4.77%

Ratio of average interest-
 earning assets to average
 interest-bearing
 liabilities  . . . . . . . . . . .                         116.93%                             118.70%                     125.27%

         The following table sets forth (on a consolidated basis) for the periods and at the dates indicated, the weighted average yields earned on Peoples Bank's assets, the weighted average interest rates paid on Peoples Bank's liabilities, together with the net yield on interest-earning assets.

                                                                                For the Year Ended December 31,
                                                                          -----------------------------------------
                                                                          1992            1991                1990
                                                                          ----            ----                ----


Weighted average yield on loan
  portfolio . . . . . . . . . . . . . . . . . . . . . . . .              11.41%        11.99%              12.02%
Weighted average yield on mortgage-
  backed securities . . . . . . . . . . . . . . . . . . . .               7.60          9.15                9.56
Weighted average yield on securities
  portfolio . . . . . . . . . . . . . . . . . . . . . . . .               8.26          8.79                8.81
Weighted average yield on
    all interest-earning assets . . . . . . . . . . . . . .              10.17         10.90               10.78
Weighted average rate paid on
  deposits  . . . . . . . . . . . . . . . . . . . . . . . .               4.56          6.84                7.52
Interest rate spread (spread between
  weighted average rate on all interest-
  earning assets and all interest-
  bearing liabilities)  . . . . . . . . . . . . . . . . . .               5.61          4.06                3.26
Net interest margin (net interest income
  as a percentage of average
  interest-earning assets)  . . . . . . . . . . . . . . . .               6.28          5.14                4.77



                 The following table sets forth the effects of changing rates and volumes on net interest income of Peoples Bank. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                                                                      Year Ended December 31,
                                --------------------------------------------------------------------------------------------------

                                    1992 Compared to 1991             1991 Compared to 1990              1990 Compared to 1989
                                     Increase (Decrease)               Increase (Decrease)                Increase (Decrease)
                                           Due to                            Due to                             Due to
                                ----------------------------       ----------------------------       ----------------------------
                                                Rate/                              Rate/                             Rate/
                                Rate   Volume   Volume   Net       Rate   Volume   Volume   Net       Rate  Volume   Volume    Net
                                ----   ------   ------   ---       ----   ------   ------   ---       ----  ------   ------    ---
                                                                      (Dollars in thousands)
Interest-earning assets:
 Mortgage loans(1)  . . . . . . $326    $294    $151    $771       $ --  $   --    $ 632   $632       $ --  $   --    $ --   $   --
 Consumer loans(1)  . . . . . . (278)    140     (23)   (161)        58     562       31    651          8      406      5      419
 Commercial business loans(1) . (276)    410     (79)     55       (107)    317      (27)   183        (25)     743    (33)     685
                                ----   -----    -----   ----       ----   -----    -----   ----       ----   ------  -----     ----
  Total loans(1)  . . . . . . . (228)    844      49     665        (49)    879      636  1,466        (17)   1,149    (28)   1,104
 Mortgage-backed securities . .  (39)      8      (1)    (32)        (9)     20       (1)    10         --      144     --      144
 Investment Securities  . . . .  (44)    225     (13)    168         (1)    239       (1)   237         (4)     118     (2)     112
 Daily interest-bearing deposits (47)     41     (16)    (22)       (50)    (15)       4    (61)       (12)     (42)     2      (52)
 Other earning assets . . . . .   --      --      --      --        (37)    (37)      37    (37)         7        7      2       16
                                ----   -----    -----   ----       ----   -----    -----   ----       ----   ------  -----     ----
Total net change in income
 on interest-earning assets . . (358)  1,118      19     779       (146)  1,086      675  1,615        (26)   1,376    (26)   1,324

Interest-bearing liabilities:
 NOW  . . . . . . . . . . . . .  (46)    106     (33)     27          5      47        3     55        (16)      (5)     1      (20)
 MMDA . . . . . . . . . . . . .  (29)    142     (43)     70          1      51        1     53         (1)      (7)    --       (8)
 Savings/Christmas  . . . . . .  (85)    220     (66)     69         (9)    102       (4)    89          1       84      1       86
 Time deposits  . . . . . . . . (658)    133     (43)   (568)      (156)    807      (86)   565        (31)     871    (42)     798
                                ----   -----    -----   ----       ----   -----    -----   ----       ----   ------  -----     ----
Total net change in expense
 on interest-bearing
 liabilities  . . . . . . . . . (818)    601    (185)   (402)       (159) 1,007      (86)   762        (47)     943    (40)     856

Net change in net interest
 income . . . . . . . . . . . .  460     517     204   1,181          13     79      761    853         21      433     14      468

_______________
(1)  Does not include interest on nonaccrual loans.

FINANCIAL CONDITION

        At December 31, 1992, Peoples Financial's assets totaled $64.2 million, an increase of $6.4 million, or 11.2%, from December, 1991 asset levels of $57.8 million. The net increase in asset levels was due primarily to the addition of the Crossville branch as well as to growth due to normal operations.

        In the area of cash and cash equivalents, federal funds sold decreased $875,000. This was partially due to the utilization of idle funds to assist in funding an increase in investment securities as well as increase in the loan portfolio.

        From December 31, 1991 to December 31, 1992, securities increased
$4.2 million, with an increase in U.S. Government securities of $2.7 million and an increase in mortgage backed securities in the amount of $1.5 million. The increase in securities occurred due to management's effort to increase yield over federal funds yield while investing in short- term, high quality securities. The securities purchased generally have maturities or repricing opportunities of five years or less. At December 31, 1992, Peoples Bank did not have securities classified as held for sale. Management feels that it can structure a portfolio that it can adequately manage by acquiring certain types of securities that could be used to help meet liquidity needs and assist in asset and liability restructuring as well as interest rate risk.

        An increase in net loans receivable of $4.1 million to $41.6 million at December 31, 1992 compared to $37.5 million at December 31, 1991 was due primarily to continued growth in commercial loans, which increased $5.3 million and continued growth in consumer loans of $1.2 million. However, these increases were offset by substantial accelerated repayments of mortgage loans due to a lower interest rate environment which contributed to a decrease of $2.8 million from December 31, 1991 to December 31, 1992 in total mortgage loans. Peoples Bank has taken the position from inception that its main emphasis was primarily in the consumer and commercial lending area. Longer term mortgage loans are generally originated through a correspondent relationship; therefore, these loans are not funded with Peoples Bank's funds, nor do these loans show up on Peoples Bank's records. The mortgage loans in Peoples Bank's portfolio primarily resulted from the acquisition of such assets in 1991.

        Peoples Bank's allowance for loan losses increased by $120,007 to $573,128 at December 31, 1992 compared to $453,121 at December 31, 1991. The increase was primarily due to provision for losses and possible losses arising from normal loan growth. Peoples Bank elected to continue to increase its allowance to cover the inherent risk involved with a larger loan portfolio. Net charge-offs for Peoples Bank increased slightly from $102,879 in 1991 to $119,993 in 1992.

        Asset quality, as measured by the level of nonperforming assets (delinquent loans greater than 90 days and non-accrual loans) improved during the year ended December 31, 1992. Specifically, nonperforming assets decreased from $162,000, or .28% of total assets, at December 31, 1991 to $120,000, or .19% of total assets, at December 31, 1992.

        The decrease in the amount due from the RTC of $2.5 million at December 31, 1992 compared to December 31, 1991 reflects the receipt of the amount receivable from the RTC due in conjunction with Peoples Financial's acquisition of certain assets and assumption of certain liabilities of Tennessee Federal. The receivable represented the amount due from the RTC for liabilities assumed greater than the value of the assets acquired and other miscellaneous amounts due from the RTC.

        As of December 31, 1992, Peoples Bank experienced an increase in deposits of $5.3 million or 10.3% for a total of $56.4 million compared to a total of $51.1 million as of December 31, 1991. The primary increase in these deposits was due to the Crossville branch expansion. The Crossville branch had a total deposit base at December 31, 1992 of $2.4 million. Additionally, customers have shifted from longer-term, less liquid deposits to shorter term, more liquid deposits as represented by a decrease in certificates of deposit of $2.7 million, an increase in non-interest bearing demand deposits of $4.0 million, an increase in regular savings of $2.4 million and an increase in NOW accounts and money market accounts in the amount of $1.6 million. This was primarily attributable to an interest rate environment in which rates paid to customers have been less attractive compared to other financial instruments and investment alternatives as well as depositors being more reluctant to invest for an extended period of time.

        Peoples Financial's stockholders' equity increased by $1.1 million at December 31, 1992 for a total of $7.2 million, as compared to a total of $6.1 million at December 31, 1991, which represents net earnings for the twelve month period ended December 31, 1992. Peoples Bank's regulatory capital exceeds all current and fully phased-in requirements. On February 1, 1993, the holding company sold an additional 31,225 shares of its stock.

ACQUISITIONS

        CITIZENS FEDERAL SAVINGS BANK. On February 1, 1993, Peoples Financial acquired Citizens Federal, which is located in Rockwood, Tennessee and has a branch in Kingston, Tennessee. Peoples Financial issued 31,225 shares of its common stock with proceeds being used to acquire Citizens Federal and to convert Citzens Federal from a mutual to a stock thrift institution which was necessary to comply with a supervisory agreement then in effect issued by the OTS requiring an increase in Citizens Federal's capital base.

        In connection with the acquisition, Peoples Financial and Citizens Federal adopted a Plan of Conversion/Acquisition whereby Citizens Federal was converted from a federally chartered mutual institution to a federally chartered stock institution. This business combination was accounted for
as a pooling-of-interests combination in 1993.   As a result of the stock
offering, gross proceeds of approximately $1,405,125 were generated. All conversion costs were netted against the proceeds of the stock offering infusing a total of approximately $896,000 of net proceeds to Citizens Federal to assist in building the capital base.

        Peoples Financial sought the acquisition of Citizens Federal because the acquisition would allow Peoples Bank to better compete with its competitors in secondary market residential lending through a close business relationship with Citizens Federal. Citizens Federal's primary emphasis had been in residential lending, giving Peoples Financial the benefit of the expertise of Citizens Federal. Peoples Financial also gained a presence in the Rockwood and Kingston market areas as a result of this acquisition.

        On December 31, 1992, Citizens Federal had total assets of $47.9 million. This represented an increase of $2.4 million, or 5.14%, from December 31, 1991 asset levels of $45.4 million. The primary increase in total assets was due to the receipt of the funds held in escrow deposits for the acquisition of the stock sold to complete the conversion of Citizens Federal to a stock institution from a mutual thrift as well as to consummate the acquisition of Citizens Federal by Peoples Financial. The total of funds held at year-end for the stock sale was $1.7 million. In the area of cash and cash equivalents, interest bearing deposits increased by $2.0 million to a total of $3.0 million on December 31, 1992 from its December 31, 1991 balance of $1.0 million. This increase was primarily the result of the stock escrow funds being invested in federal funds sold.

        From December 31, 1991 to December 31, 1992, investment securities increased by $4.8 million, or 78.6%, to a total of $11.0 million from a total of $6.1 million. The increase came from purchases of U.S. Government and agency obligations. Citizens Federal was not carrying any of its investment portfolio in held for sale at December 31, 1992, but elected to acquire certain securities throughout 1993 that were to be held in this category.

                         A decrease of $2.4 million, or 27.7%, in
mortgage-backed securities at December 31, 1992, represented a total of $6.4 million compared to a total of $8.8 million in 1991. The decrease came from principal reductions through accelerated repayments due to refinances primarily created by the lower interest rate environment.

                         Net loans increased by approximately $695,000, or
2.9%, for a December 31, 1992 balance of $24.4 million compared to a balance of $23.7 million on December 31, 1991, due primarily to Citizens Federal being competitive in its market area in attracting new mortgage loans.

                         Residential loans accounted for on a non-accrual basis
increased to $153,000 as of December 31, 1992 from $123,000 as of December 31, 1991. Consumer loans accounted for on a nonaccrual basis increased to $42,000 on December 31, 1992 from $20,000 as of December 31, 1991. This represents a percentage of nonaccrual loans to total loans of .80% as of December 31, 1992, as compared to .60% as of December 31, 1991. Total nonperforming assets to total assets at December 31, 1992 totalled 2.27% compared to a percentage of 2.41% as of December 31, 1991.

                         Deposits increased by $4.0 million, or 9.6%, for a
total of $45.7 million on December 31, 1992 compared to a total of $41.7 million on December 31, 1991. This was primarily due to normal operating growth as well as the addition of the stock escrow account of $1.7 million.

                         Citizens Federal had net income in the amount of
$117,332 for the year ended December 31, 1992 compared to $37,121 for the year ended December 31, 1991. Net income increased total retained earnings to $1.9 million on December 31, 1992, from $1.8 million on December 31, 1991.

                         Total interest income decreased from $4.2 million in
1991 to $3.7 million in 1992. This was primarily due to a reduction in the yield on mortgage-backed securities and loans receivables, as well as a reduction in the average balance of mortgage-backed securities.

                         Total interest expense decreased from $3.0 million to
$2.3 million from 1991 to 1992. This was primarily from a reduction in yields paid to depositors through a lower interest rate environment. Many depositors shifted their investments from longer term time deposits to lower yielding and shorter term investments.

                         Citizens Federal reduced the provision for loan losses
from $158,509 in 1991 to $23,436 in 1992. This provision accompanied with net charge-offs of $57,187 from 1992 resulted in an ending balance for loan loss allowance of $348,725. Citizens made a greater provision in 1991 to its loan loss allowance due to the deterioration of certain assets, primarily in loan participations.

                         Citizens Federal is required under Federal regulations
to maintain a minimum amount of liquid assets and is also permitted to make certain other securities investments. The balance of Citizens Federal's investment in short-term securities in excess of regulatory requirements reflects management's response to the state of the thrift industry. At December 31, 1992, Citizens Federal's regulatory liquidity was 25.07%, which was well in excess of the required 5.0%. The principle sources of funds to Citizens Federal are cash flows from operations, consisting mainly of mortgage and consumer loan payments, retail customer deposits and loan sales.

                         Citizens Federal had total tangible and core capital
as of December 31, 1992 of $1.9 million, or 3.99% of total assets. This was in excess of minimum required core capital of $1.4 million as well as the minimum required tangible capital of $720,000.

                         Citizens Federal was subject to a tangible capital
requirement of five percent of assets, or $2,396,843, as of December 31, 1992 pursuant to a supervisory agreement with the OTS entered into on September 13, 1991. Citizens Federal's tangible capital of $1,911,141 was under the required amount by $485,702 at December 31, 1992. On February 1, 1993, in conjunction with the acquisition and conversion, Citizens Federal received additional capital sufficient to meet the five percent requirement. The OTS released the supervisory agreement on November 17, 1993, and its terms and conditions are therefore no longer in effect.

                         TENNESSEE FEDERAL SAVINGS BANK.  In May 1991, Peoples
Financial acquired certain assets and certain liabilities of the former Tennessee Federal Savings Bank, Bartlett, Tennessee ("Tennessee Federal") which was taken over by the Resolution Trust Corporation ("RTC") in September 1990. The liabilities assumed from the RTC totaled approximately $18.8 million, consisting of deposits and accrued interest payable. The fair value of the assets acquired amounted to $15.9 million plus a receivable due from the RTC of $2.9 million. This receivable represented Peoples Financial's net shortfall in the fair value of assets acquired compared to liabilities assumed. The receivable was paid in full by the RTC by February 1992, and there was no goodwill resulting from the transaction due to the payment of the net shortfall by the RTC.

                         The acquisition of the Tennessee Federal assets and
liabilities was accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed were recorded at their estimated fair market value as of the acquisition date. Peoples Bank recorded a discount on loans in connection with this acquisition of $2.0 million. This discount on loans represented the excess of the unpaid principal balances of the loans acquired over their fair values at the date of acquisition. Fair value was determined by the RTC and Peoples Financial by comparing the contractual interest rates, lives and types of loans acquired to the estimated market interest rates, terms of similar loans, and age and location of the loans, among other things, using estimated prepayments at the date of acquisition. The loan discounts are being accreted into income over the remaining contractual lives of the loans, adjusted for estimated prepayments using the interest method.

                         The following table sets forth, for the periods
indicated, the effects of the purchase accounting adjustments from the acquisition of certain assets and liabilities of Tennessee Federal. Amounts shown through December 31, 1992 are based on actual results; amounts beginning January 1, 1993 were projected.

                                                            Accretion          Increase
                                                            of Discount     (Decrease) in
                                                             on Loans       Pre-Tax Earnings
                                                            ----------      ----------------
Year Ending December 31, 1991
 (actual) . . . . . . . . . . . . . . . . . . . . . . .         $174               $174
Year Ending December 31, 1992
(actual)  . . . . . . . . . . . . . . . . . . . . . . .          476                476

Years Ending December 31,
                         1993 (projected)   . . . . . .          372                372
                         1994 (projected)   . . . . . .          273                273
                         1995 (projected)   . . . . . .          200                200
                         1996 - 2000 (projected)  . . .          460                460
                         2001 - 2009 (projected)  . . .          100                100
                                                              ------             ------

                         Total  . . . . . . . . . . . .       $2,055             $2,055
                                                              ======             ======



                   COMPARISON OF YEAR ENDED DECEMBER 31, 1992
                        TO YEAR ENDED DECEMBER 31, 1991

GENERAL

                         Peoples Financial's net earnings for the year ended
December 31, 1992 were $1.1 million compared to $540,228 for the same period in 1991. The substantial increase is generally attributable to the increase in spread between interest income and interest expense paid on deposits, which was also affected by the loan discount accretion. Market rates of interest declined and the spreads increased between the rates paid on deposits and the interest rates received on interest earning assets. An analysis of the specific factors contributing to the increase follows.

NET INTEREST INCOME

                         The increase of $1.2 million, or 52.0%, in net
interest income was primarily the result of a declining interest rate environment and the resulting increase in the weighted average interest rate spread and an increase in the average balances of loan receivables. Also, the recognition of loan discount accretion due to accelerated mortgage loan repayments was primarily attributed to refinances which was caused by the lower interest rate environment. Total interest income increased $779,000 over the year ended 1991 to $5.6 million for the year ended December 31, 1992, due primarily to an increase in the average balance of loans of $7.4 million, or 23.7%, to a total of $38.6 million. This was offset slightly by a decrease in
loan yield of .58% to 11.41%.   The yield of the loan portfolio was affected by
accretion of discount on loans purchased, which amounted to $476,000 for the year ended 1992. This accretion represented 123 basis points of the yield on average loans.

                         Interest income on securities increased to $1.1
million for the year ended December 31, 1992 from $955,666 for the year ended December 31, 1991, or 14.3%, due primarily to an increase in the average balance of securities of $2.6 million, or 24.6%, to a total average of $13.4 million. This was offset slightly by a decrease in securities yield of .74% to a total of 8.14% due to the lower interest rate environment.

                         Interest expense on deposits decreased by $401,865, or
15.8%, in 1992 due primarily to a significant decrease in the yield paid on deposits of 2.28% to a total average yield of 4.56%. This was offset by an increase in average balance of $9.8 million, or 26.3%, to a total average balance of $47.0 million.

                         The allowance for loan losses of December 31, 1992 was
$573,128.  Net charge-offs were $119,993 in 1992 compared to $102,879 in 1991.
The provision charged to income in 1992 was $240,000 for a decrease of $71,000 over 1991. The allowance for loan losses as a percentage of total loans outstanding increased from 1.13% on December 31, 1991 to 1.30% on December 31, 1992. The allowance for loan losses increased due primarily to management's intent to increase the allowance for loan losses as the loan portfolio experienced significant growth. Provision for loan losses are charged to earnings to bring the total allowance to a level considered adequate by management to provide for potential loan losses.

                         The provision and allowance for loan losses is based
upon management's consideration of current and anticipated economic conditions which may affect the ability of the borrowers in the loan portfolio to repay the loans and on the prior loss experience, volume and type of lending conducted by Peoples Bank, industry standards and past due loans in Peoples Bank's portfolio. Management also reviews individual loans for which collectibility may not be reasonably assured and considers among other matters, the net realizable value of the underlying collateral.

OTHER OPERATING INCOME

                         The increase in other operating income of $19,080, or
4.41% in 1992 as compared to the year ended 1991 primarily consisted of an increase in service charges on deposit accounts from $288,670 in 1991 to $324,370 in 1992. Service charges increased due to an increase in the volume of transaction accounts due primarily from the increase in accounts generated from the Crossville expansion and through normal operating growth of the Bank. Other loan fees increased by $6,757 in 1992 for a total of $40,442 as compared to a total of $33,685 in 1991. This was primarily due to an increase in late charges collected on loan receivables. Other miscellaneous operating income decreased from $92,784 in 1991 to $58,347 in 1992. A decrease in commissions on credit life of $15,164 represented the significant decrease in other operating income.

                         The increase in other operating expenses of $352,591,
or 23.2%, in 1992 primarily consisted of an increase in compensation and benefits, federal deposit insurance premiums and data processing service fees. Compensation and benefits increased by $189,019, or 28.8% to a total of $844,201. The number of full time equivalent employees increased from 30 in 1991 to 39 in 1992 due primarily to the addition of the staff in the Crossville branch. Federal deposit insurance premiums increased by $43,315, or 51.9% to a total of $126,746 due to a growth in the deposit base of Peoples Bank. Data processing service fees increased a total of $9,150 or 6.14% to a total of $157,978. Peoples Bank is charged data processing fees by transaction volume; therefore continued growth increases fees assessed by the outside service center. Stationery and supplies increased by $25,045, or 28.1% for a total of $114,293 in 1992 as compared to 1991 due primarily to the Crossville expansion. Other operating expenses increased by $52,801, or 16.2% for a total of $378,578 in 1992 as compared to a total of $325,777 in 1991 due primarily to the Crossville expan-sion. The primary increase in other operating expenses was attributed to an increase in advertising expenses as well as an increase in postage and freight. Advertising increased by $13,141 or 47.9% for a total of $40,551 in 1992 as compared to a total of $27,410 in 1991. Postage and freight increased by $16,516, or 33.4% for a total of $66,015 in 1992 compared to a total of $49,499 in 1991 due primarily to the Crossville expansion. Income taxes increased from $336,685 in 1991 to $684,992 in 1992 due to the significant increase in taxable income.


                   COMPARISON OF YEAR ENDED DECEMBER 31, 1991
                        TO YEAR ENDED DECEMBER 31, 1990

GENERAL

                         Peoples Financial's net earnings for the year ended
December 31, 1991 were $540,000 compared with $388,000 for the same period in 1990. The substantial increase was generally attributable to the growth in Peoples Bank between the two periods. Market rates of interest declined and the spreads increased between the rates paid on deposits and the interest rates received on interest-earning assets. An analysis of the specific factors contributing to the increase follows.

NET INTEREST INCOME

                         The increase of $854,000, or 60.15%, in net interest
income was primarily the result of a declining interest rate environment and the resulting increase in the weighted average interest rate spread and an increase in the average balances. Total interest income increased $1.6 million over the year ended 1990 to $4.8 million for the year ended December 31, 1991, due to the significant increase in loans from the acquisition of selected loans from Tennessee Federal. Interest and fees on loans increased by $1.5 million, or 64.4%, in 1991 to a total of $3.7 million. Average loans for 1991 increased $12.3 million, or 64.83%, over 1990 levels. Yields earned on loans fell only three basis points from 1990 to 1991. The yield on the loan portfolio was also affected by accretion of discount on loans purchased, which amounted to $174,000 for the year ended 1991. This accretion represented 56 basis points of the yield on total loans of 11.99% for the year ended 1991.

                         Interest income on securities increased to $956,000
for the year ended December 31, 1991 from $709,000 for the year ended December 31, 1990, or 34.8%, due to an increase in the average balance on securities, offset slightly by a decrease of two basis points in rates earned on these securities between the two periods.

                         Interest expense on deposits increased by $762,000, or
42.7%, in 1991 due primarily to an increase in the average interest-bearing deposits balance of $13.5 million, or 56.9%. However, average rates paid decreased from 7.52% in 1990 to 6.84% in 1991 due to the declining interest rate environment.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

                         The allowance for loan losses on December 31, 1991 was
$453,000. Net charge-offs were $103,000 in 1991 as compared to $36,000 in 1990. The provision charged to income in 1991 was $311,000 for an increase of $188,000 over 1990. The allowance for loan losses as a percentage of total loans outstanding increased from 1.04% in 1990 to 1.13% in 1991. The loan loss provision increased due primarily to management's intent to increase the allowance for loan losses as the loan portfolio experienced significant growth. Provisions for loan losses are charged to earnings to bring the total allowance to a level considered adequate by management to provide for potential loan losses.

                         The provision and allowance for loan losses is based
upon management's consideration of current and anticipated economic conditions which may affect the ability of the borrowers in the loan portfolio to repay the loans and on the prior loss experience, volume and type of lending conducted by Peoples Bank, industry standards and past due loans in Peoples Bank's portfolio. Management also reviews individual loans for which collectibility may not be reasonably assured and considers, among other matters, the net realizable value of the underlying collateral.

OTHER OPERATING INCOME

                         The increase in other operating income of $131,000, or
43.4%, in 1991 as compared to the year ended 1990 primarily consisted of an increase in service charges on deposit accounts from $214,000 in 1990 to $289,000 in 1991. Service charges increased due to a significant increase in the volume of transaction accounts. Other operating income also increased from $65,000 in 1990 to $93,000 in 1991, due to a $9,000 increase in credit life insurance commissions and a $16,000 increase in miscellaneous income. Also, other loan fees increased $14,000 as loan originations increased over the prior year.

OTHER OPERATING EXPENSES

                         The increase in other operating expenses of $546,000,
or 56.2%, in 1991 primarily consisted of an increase in compensation and benefits, Federal deposit insurance premiums and data processing service fees. Compensation and benefits increased by $211,000, or 47.6%, to a total of $655,182. The number of full-time equivalent employees increased from 20 in 1990 to 30 in 1991 due to overall growth of Peoples Bank. Federal deposit insurance premiums increased by $53,000, or 175.1% to a total of $83,000 due to growth in the deposit base and to increased assessment rates by the FDIC. Data processing service fees increased by $49,000, or 49.3%, to a total of $148,829. Peoples Bank is charged data processing fees by transaction volume; therefore, continued growth increases fees assessed by the outside service center. Other operating expenses increased $175,000, or 116.1%, due to increased growth of the Bank. Postage and freight increased $23,000, or 86.3%, telephone expense increased $16,000, or 99.5%, and dues increased $15,000, or 117.2%, all due to the Bank's significant growth in volume. The remaining increase was due to an increase in professional fees and normal inflationary factors.

INCOME TAXES

                         Income taxes increased $99,000 in 1991, from $238,000
in 1990 to a total of $337,000 in 1991. Income tax expense represented 38.4% of pre-tax earnings for 1991 compared with 38.0% of pre-tax earnings for 1990. This increase in the effective tax rate was primarily due to the difference between the provision for loan losses for financial statement purposes and the bad debt deduction allowed for income tax purposes in computing taxable income.

LIQUIDITY AND CAPITAL RESOURCES

                         Peoples Bank's liquidity, as measured by the ratio of
cash, cash equivalents (not committed, pledged or required to liquidate specific liabilities) and securities, to the sum of total deposits was 35.8% at December 31, 1992. Repayments on mortgage-backed securities, maturities of securities and payments on loans receivable are important sources of liquidity for Peoples Bank and may be used to fund deposit withdrawals or to meet increased loan demand. This will also enable the Bank to meet its unfunded loan commitments in the amount of $4.2 million at December 31, 1992 as compared to $3.7 million at December 31, 1991.

                         Of primary importance to depositors, creditors, and
regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. Peoples Bank's liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. Peoples Bank devotes resources to projecting on a monthly basis the amount of funds which will be required and maintains relationships with a diversified customer base so funds are accessible. The principal sources of funds to Peoples Bank are cash flows from operations, investing and financing activities, consisting mainly of commercial, mortgage and consumer loan payments, repayments of mortgage-backed securities and retail customer deposits. Liquidity requirements also can be met through short-term borrowings or the disposition of short-term assets, which are generally matched to correspond to the maturity of liabilities.

                         The principal use of cash flows is the origination of
loans receivable and purchases of securities. Peoples Bank originated loans of $19.7 million, $29.1 million and $33.2 million for the years ended December 31, 1990, 1991 and 1992, respectively. Such loan originations were financed partially through loan principal repayments, which amounted to $11.6 million, $25.4 million and $29.4 million for the years ended December 31, 1990, 1991 and 1992, respectively.

                         Peoples Bank has recognized an increase in its deposit
base since its inception in 1988. Peoples Bank increased its deposit base from $31.0 million to $51.0 million and then to $56.4 million for the years ended December 31, 1990, 1991 and 1992, respectively. This was primarily created by normal operating growth, the Crossville expansion and the acquisition of certain deposits from Tennessee Federal.

                         At December 31, 1992, Peoples Bank had $28.6 million
of certificates of deposit which were due to mature within one year. Based upon previous experience, Peoples Bank believes that a major portion of these certificates will be redeposited. In the opinion of management, Peoples Bank's liquidity levels are adequate. Peoples Bank is not subject to any specific regulation regarding liquidity requirements. Management does not know of any other trends or demands which are reasonably likely to result in liquidity increasing or decreasing in any material manner.

                         Peoples Financial's primary capital was $7.2 million
at December 31, 1992, compared to $6.6 million at year end 1991 and $5.8 million at year end 1990. Peoples Financial's primary capital ratio was 12.15% at December 31, 1992 compared to 11.37% at year end 1991. The current guidelines of the Federal Reserve Board established for bank holding companies require a minimum ratio of primary capital to total adjusted assets of 8.00%. Primary capital for Peoples Financial, as defined, includes total stockholders' equity and the allowance for loan losses.

                         Peoples Financial measures how effectively it utilizes
capital by two widely used performance ratios: return on average assets and return on average stockholders' equity. The return on average assets was 1.87% and 1.14% for the year ended December 31, 1992 and year ended December 31, 1991, respectively. Average stockholders' equity returned was 16.66% and 9.33% for the years ended December 31, 1992 and 1991, respectively.

        At December 31, 1992, Peoples Financial's core capital was $7.2 million and total qualifying capital was $7.8 million. The core and total qualifying capital amounts substantially exceed the minimum and fully phased-in capital requirements. Peoples Financial complied with all applicable regulatory capital requirements as of December 31, 1992.

                         A summary of regulatory capital for Peoples Financial
as of December 31, 1992 is shown below based on the capital guidelines in effect at December 31, 1992.

                                                              1992
                                                            Actual
                                                   --------------------------
                                                   Amount           Ratio
                                                   ------           -----
                                                     (Dollars in thousands)
Tier 1 Capital. . . . . . . . . . . . . . . .      $7,223            11.24%
Tier 1 Capital minimum
  requirement . . . . . . . . . . . . . . . .       2,571             4.00
                                                  -------           -------

Excess  . . . . . . . . . . . . . . . . . . .      $4,652             7.24%
                                                   ======           =======

Total Primary Capital . . . . . . . . . . . .      $7,796            12.13%

Total Primary Capital
 minimum requirement  . . . . . . . . . . . .       5,142             8.00%
                                                  -------            ------

Excess  . . . . . . . . . . . . . . . . . . .      $2,654             4.13%
                                                  =======           =======


EFFECT OF INFLATION AND CHANGING PRICES

                         The consolidated financial statements and related
financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of Peoples Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS AND REGULATORY POLICIES

                         Accounting for Post Retirement Health Care Benefits.
Statement of Financial Accounting Standard ("SFAS") No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions" establishes accounting standards for employer's accounting for post retirement benefits other than pensions. Peoples Bank has no post retirement benefits, and accordingly, Peoples Bank believes there will be no effect on the financial condition or results of operations of Peoples Financial from the issuance of this statement.

                         Disclosure about Fair Value of Financial Instruments.
SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires financial instruments, whether recognized or not recognized on the balance sheet, to be disclosed at their fair value at which the instruments could be traded between willing parties. These disclosures will begin for the years ending after December 15, 1995 for Peoples Financial. As Peoples Bank's business deals primarily in various types of financial instruments, some of which are not readily marketable, these disclosures could reveal either significant or insignificant differences between the historical costs disclosed by institutions on the face of the balance sheet and the estimated fair values of those assets or liabilities. The marketable financial instruments, such as most of the investment security portfolio, can be valued at their fair market value as of balance sheet dates. The fair value of the non-readily marketable financial instruments, such as loans, some investment securities, customer deposits and certain types of debt, must be estimated based on current interest rates, the quality of those instruments, and general economic conditions within an industry, group of industries, or consumers. Those instruments will be grouped based on risk factors and then a calculation performed based on the present value of the anticipated cash flows. The discount rate will be based on the perceived quality of the instrument and the current interest rates charged customers on loans or paid to depositors. These disclosures will depend to a great extent on arbitrary assumptions and may not be comparable from institution to institution. In addition, changes in anticipated cash flow estimates, interest rates, or economic conditions from the balance sheet date to the report date could impact these disclosures. Management expects to comply with SFAS No. 107 by the year ending December 31, 1995.

                         Accounting for Income Taxes.  In February 1992, the
Financial Accounting Standards Board ("FASB") issued SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 supersedes almost all existing authoritative pronouncements relating to income tax accounting. SFAS No. 109 is effective for fiscal years beginning after December 15, 1992 and accordingly will be adopted in the first quarter of 1993 through a cumulative effect of change in accounting principle. Under SFAS No. 109, the measurement of deferred tax assets and liabilities will be simplified and deferred tax assets will be recognized based on the likelihood of realization of a tax benefit in future years. The expected effect of adoption of SFAS No. 109 is included in Note 1 to Peoples Financial's Notes to Consolidated Financial Statements.

                         Employers' Accounting for Postemployment Benefits.
During November 1992, SFAS No. 112 was issued and requires employers to recognize a liability for postemployment benefits under certain circumstances. The statement is effective for fiscal years beginning after December 15, 1993. At this time, Peoples Financial has not yet determined the effect, if any, of the adoption of this statement.

                         Accounting for Certain Investments in Debt and Equity
Securities. On September 9, 1992, the FASB issued an exposure draft of a statement on accounting for certain investments in debt and equity securities. The proposal would expand the required use of fair value accounting for investments in debt and equity securities, and allow debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. This is in contrast to the current rule that allows the use of amortized cost accounting where there is the intent and ability to hold securities for the foreseeable future. Furthermore, the proposal makes clear that securities, which might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors, cannot be classified as "held to maturity." Debt and equity securities held for current resale would be classified as "trading securities." Such securities would be reported at fair value, and unrealized gains and loses on such securities would be included in earnings. Debt and equity securities not classified as either "held to maturity" or "trading securities" would be classified as "securities available for sale." Such securities would be reported at fair value and unrealized gains and losses on such securities would be excluded from earnings and reported as a net amount in a separate component of stockholders' equity. The proposed statement would be effective for fiscal years beginning after December 15, 1993.


                         PEOPLES FINANCIAL COMMON STOCK

                         Each share of Peoples Financial Common Stock is
entitled to one vote on all matters on which shareholders are entitled to vote. Except with respect to matters required by statute to be approved by a greater number of votes, action on a matter may be approved if the votes cast for exceed the votes cast against the matter at a meeting at which a quorum is present. The affirmative vote of a majority of all the outstanding shares of Peoples Financial Common Stock entitled to vote is required to approve certain actions specified in the corporate statutes such as mergers, share exchanges and certain sales of assets.

                         Holders of Peoples Financial Common Stock are entitled
to such dividends and other distributions as may be declared from time to time by Peoples Financial's Board of Directors out of funds legally available for distributions to shareholders. Under Tennessee law, Peoples Financial's Board of Directors may declare dividends or make other distributions with respect to Peoples Financial Common Stock if after payment of the dividends, (i) Peoples Financial is able to pay its debts as they become due in the usual course of business, or
(ii) Peoples Financial's total assets will not be less than the sum of its total liabilities plus any amount needed to satisfy any preferential liquidation rights of shares, if any, whose preferential rights are superior to those of Peoples Financial Common Stock.

        Peoples Financial's ability to pay dividends depends upon dividends paid to it by its subsidiaries. Tennessee and Federal banking laws limit the dividends that may be declared by Peoples Bank and Citizens Federal in certain circumstances. Holders of Peoples Financial Common Stock are entitled to receive the net assets of Peoples Financial upon its dissolution or liquidation.

                         The shares of Peoples Financial Common Stock
outstanding are fully paid and nonassessable. Peoples Financial's shareholders have no preemptive rights to subscribe for unissued shares of Peoples Financial Common Stock.



                  OWNERSHIP OF PEOPLES FINANCIAL COMMON STOCK

                                  Peoples Financial has 236,777 shares of
Peoples Financial Common Stock outstanding, which were held by approximately 274 shareholders of record as of ___________________, 1994. The following table sets forth as of ____________________, 1994 the persons known by Peoples Financial to own beneficially (as determined in accordance with the rules and regulations of the Commission) more than 5% of the Peoples Financial Common Stock, and the Peoples Financial Common Stock beneficially owned by each director and executive officer of Peoples Financial and by all directors and executive officers as a group.



                                                            Position(s)                                                Percent of
                                                              with                     Amount of                       Shares of
Name and Address                                            Peoples                    Beneficial                     Common Stock
of Beneficial Owner                                         Financial                  Ownership                      Outstanding
- -------------------                                         ---------                  ---------                      -----------
Fred H. Brown                                               Chairman of the              22,331                         9.4%
Two West Jackson                                            Board of Directors
Cookeville, Tennessee

Dale Bruner                                                 Director                         22                           *
51 Lake Circle Drive
Harriman, Tennessee

Billy C. Hall(1)                                            Director                  25,664(2)                        10.8%
S. Maple Street
Cookeville, Tennessee

James N. Hall(1)                                            Director                  25,664(3)                        10.8%
S. Maple Street
Cookeville, Tennessee

Michael Evans                                               Director                  21,561                            9.1%
Rt. 1 Box 381
Sparta, Tennessee

Paul R. Gaw                                                 Director                  11,562(4)                         4.9%
Rt. 3 Box 322
Cookeville, Tennessee

Thomas D. Gentry                                            Director                  18,182(5)                         7.7%
P.O. Box 2504
Cookeville, Tennessee

Steve D. Cihat                                              Director                   4,000(6)                         1.7%
Rt. 12 Box 246A
Cookeville, Tennessee


Garry W. McNabb                                             Director                   5,814(7)                          2.5%
P.O. Box 939
Cookeville, Tennessee

James B. McWilliams                                         Director                   1,775(8)                            *
831 S. Willow
Cookeville, Tennessee

Walter W. Carlen                                            Director                   1,600(9)                            *
660 Woodlawn
Cookeville, Tennessee

Barry T. Buckley                                            President, Chief             780(10)                           *
Two West Jackson                                            Executive Officer
Cookeville, Tennessee                                       and Director

All Directors and Officers as a Group                                                138,955                            58.7%

* Less than 1%
(1)      Directors Hall and Hall are brothers.

(2) Includes 781 shares held jointly by Mr. Hall with his wife, Rose Hall, 60 shares held by Carla M. Hall, Mr. Hall's daughter, 60 shares held by Gina L. Hall, Mr. Hall's daughter, and 60 shares held by Gary L. Jackson, Mr. Hall's stepson.

(3)      Includes 781 shares held jointly by Mr. Hall with his wife, Coleen
         Hall.

(4) Includes 1,561 shares held by Paul Gaw, Inc., and 10,001 shares held by Paul Gaw, Inc. Defined Benefit Pension Plan.

(5) Includes 200 shares held by Nancy Ann Gentry, Mr. Gentry's wife, 5,561 shares held jointly by Mr. Gentry with his wife, 8,000 shares held by Genco Profit Retirement, and 3,821 shares held by Genco Reinstated Profit Sharing.

(6) Includes 600 shares held by Suzanna Kay Cihat, Mr. Cihat's daughter, and 600 shares held by Sarah Leighanne Cihat, Mr. Cihat's daughter.

(7)      Includes 100 shares held by Jonathan A. McNabb, Mr. McNabb's son.

(8) Includes 1,775 shares held jointly by Mr. McWilliams with his wife, Adelheid E. McWilliams.

(9) Includes 220 shares held by Linda Puckett Carlen, Mr. Carlen's wife, and 1,000 shares held by Carlen Motors, Inc.

(10)     Includes 133 shares held by Pamela Buckley, Mr. Buckley's wife.

                                    EXPERTS

         The consolidated financial statements of Trans Financial and its subsidiaries as of December 31, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1992, incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Peoples Financial and subsidiary as of December 31, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1992, included herein and elsewhere in the Registration Statement, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Citizens Federal Savings Bank and subsidiaries as of December 31, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1992, included herein and elsewhere in the Registration Statement, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         The report of KPMG Peat Marwick covering the December 31, 1992 consolidated financial statements of Citizens Federal Savings Bank and subsidiaries contains an emphasis paragraph which states that Citizens Federal entered into a supervisory agreement with the OTS in 1991. To comply with the agreement's requirement to increase regulatory capital ratios, Citizens Federal entered into an acquisition agreement under which Citizens Federal would convert from mutual to stock form and be acquired by Peoples Financial, as discussed in note 15 to the consolidated financial statements of Citizens Federal. The conversion and acquisition was consummated on February 1, 1993, and resulted in an increase of capital above the requirement set forth in the supervisory agreement. Failure to comply with the remaining provisions of the agreement could expose Citizens Federal to possible further regulatory sanctions and enforcement actions.

         The consolidated financial statements of KCB and its subsidiaries as of December 31, 1992 and 1991 and for each of the years in the three-year period ended December 31, 1992, incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of FGC as of December 31, 1992 and the year then ended, incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Eskew and Gresham, PSC, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL OPINION

         The validity of the shares of Trans Financial Common Stock to be issued to the shareholders of Peoples Financial pursuant to the Merger will be passed upon by Wyatt, Tarrant & Combs, Louisville, Kentucky.


                     MANAGEMENT AND ADDITIONAL INFORMATION

         Certain information relating to the directors and executive officers, executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Trans Financial is incorporated by reference or set forth in Trans Financial's Annual Report on Form 10-K for the year ended December 31, 1992 which is incorporated herein by reference. Shareholders of Peoples Financial desiring copies of such documents may contact Trans Financial at its address or phone number indicated under "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                       Consolidated Financial Statements

                           December 31, 1992 and 1991

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report





The Board of Directors
Peoples Financial Services, Inc.:


We have audited the accompanying consolidated balance sheets of Peoples Financial Services, Inc. and subsidiary as of December 31, 1992 and 1991, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1992. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Financial Services, Inc. and subsidiary as of December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1992, in conformity with generally accepted accounting principles.

                                                   /s/ KPMG Peat Marwick

Nashville, Tennessee
February 4, 1993

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                          Consolidated Balance Sheets

                           December 31, 1992 and 1991




                                         ASSETS                                                1992             1991
                                         ------                                                ----             ----
Cash and cash equivalents:
    Cash and due from banks                                                            $     4,783,758        2,328,953
    Federal funds sold                                                                       1,350,000        2,225,000
                                                                                           -----------      -----------
                     Total cash and cash equivalents                                         6,133,758        4,553,953
                                                                                           -----------      -----------
Securities (note 2):
    Investment (approximate market value of $14,442,000 and
        $10,430,000 at December 31, 1992 and 1991, respectively)                            14,045,896        9,839,612
    Available for sale (approximate market value of $1,533,000
        at December 31, 1991)                                                                   -             1,500,000
                                                                                           -----------      -----------
                     Total securities                                                       14,045,896       11,339,612

Loans receivable, net (note 3)                                                              41,635,724       37,490,203
Accrued interest receivable                                                                    584,184          586,123
Premises and equipment, net (note 5)                                                         1,692,198        1,245,079
Due from Resolution Trust Corporation (note 6)                                                  -             2,507,853
Other assets (notes 6 and 8)                                                                   181,230           86,466
                                                                                           -----------      -----------
                                                                                       $    64,272,990       57,809,289
                                                                                           ===========      ===========

              LIABILITIES AND STOCKHOLDERS' EQUITY
              ------------------------------------

Deposits (note 7)                                                                           56,441,121       51,190,992
Accrued interest payable                                                                       205,962          293,301
Current income taxes payable (note 8)                                                          344,168           92,726
Accrued expenses and other liabilities                                                          46,861          108,521
                                                                                           -----------      -----------
                     Total liabilities                                                      57,038,112       51,685,540
                                                                                           -----------      -----------
Stockholders' equity (notes 6, 9, 10, and 11):
    Common stock, par value $10.00, authorized 1,000,000
        shares; issued 205,552 shares                                                        2,055,520        2,055,520
    Capital surplus                                                                          3,083,280        3,083,280
    Retained earnings                                                                        2,096,078          984,949
                                                                                           -----------      -----------
                     Total stockholders' equity                                              7,234,878        6,123,749
                                                                                           -----------      -----------
Commitments and contingencies (notes 4, 6, and 11)
                                                                                       $    64,272,990       57,809,289
                                                                                           ===========      ===========

See accompanying notes to consolidated financial statements.

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                      Consolidated Statements of Earnings

                  Years ended December 31, 1992, 1991 and 1990

                                                                               1992             1991            1990
                                                                               ----             ----            ----
Interest income:
   Interest and fees on loans                                         $     4,407,436        3,741,589       2,275,543
   Interest on securities                                                     895,486          726,848         490,124
   Interest on mortgage-backed securities                                     196,668          228,818         219,017
   Interest on Federal funds sold                                              99,956          122,437         183,090
   Interest on deposits with banks                                             -                -               36,739
                                                                         ------------     ------------    ------------
        Total interest income                                               5,599,546        4,819,692       3,204,513
Interest expense on deposits (note 7)                                       2,145,124        2,546,989       1,785,408
                                                                         ------------     ------------    ------------
        Net interest income                                                 3,454,422        2,272,703       1,419,105

Provision for loan losses (note 3)                                            240,000          311,000         123,296
                                                                         ------------     ------------    ------------
        Net interest income after provision for loan losses                 3,214,422        1,961,703       1,295,809
                                                                         ------------     ------------    ------------
Other operating income:
   Service charges on deposit accounts                                        324,370          288,670         214,418
   Other loan fees                                                             40,442           33,685          19,350
   Gain on sale of securities, net                                             28,868           17,808           3,374
   Other operating income                                                      58,347           92,784          64,840
                                                                         ------------     ------------    ------------
        Total other operating income                                          452,027          432,947         301,982
                                                                         ------------     ------------    ------------
Other operating expenses:
   Compensation and benefits                                                  844,201          655,182         443,992
   Occupancy and equipment                                                    248,532          215,270         177,793
   Federal deposit insurance premiums                                         126,746           83,431          30,325
   Data processing service fees                                               157,978          148,829          99,698
   Stationery and supplies                                                    114,293           89,248          69,368
   Professional Fees                                                           75,639           75,388           7,813
   Postage                                                                     66,015           49,499          26,564
   Other operating expenses                                                   236,924          200,890         116,381
                                                                         ------------     ------------    ------------
        Total other operating expenses                                      1,870,328        1,517,737         971,934
                                                                         ------------     ------------    ------------
        Earnings before income taxes                                        1,796,121          876,913         625,857

Income tax expense (note 8)                                                   684,992          336,685         238,083
                                                                         ------------     ------------    ------------
        Net earnings                                                  $     1,111,129          540,228         387,774
                                                                         ============     ============    ============
Per share data:
        Weighted average common shares outstanding                            205,552          205,552         205,552
                                                                         ============     ============    ============
        Earnings per common share                                     $         5.41             2.63             1.89
                                                                         ============     ============    ============

See accompanying notes to consolidated financial statements.

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1992, 1991 and 1990





                                                                                                          TOTAL
                                                        COMMON           CAPITAL          RETAINED     STOCKHOLDERS'
                                                         STOCK           SURPLUS          EARNINGS       EQUITY
                                                      ---------      ---------           --------      ---------

Balance at December 31, 1989                       $  2,055,520      3,083,280           56,947        5,195,747

  Net earnings for 1990                                   -              -              387,774          387,774
                                                      ---------      ---------       ----------       ----------
Balance at December 31, 1990                          2,055,520      3,083,280          444,721        5,583,521

 Net earnings for 1991                                    -              -              540,228          540,228
                                                      ---------      ---------       ----------       ----------
Balance at December 31, 1991                          2,055,520      3,083,280          984,949        6,123,749

  Net earnings for 1992                                   -              -            1,111,129        1,111,129
                                                      ---------      ---------       ----------       ----------
Balance at December 31, 1992                       $  2,055,520      3,083,280        2,096,078        7,234,878
                                                      =========      =========       ==========       ==========




See accompanying notes to consolidated financial statements.

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                     Years ended December 31, 1992, 1991 and 1990




                                                                                  1992             1991           1990
                                                                                 ------           ------         ------
Cash flows from operating activities:
  Net earnings                                                             $   1,111,129          540,228        387,774
  Adjustments to reconcile net earnings to net cash and cash equivalents provided (used) by operating activities:
      Amortization of deferred loan origination fees                             (18,247)         (17,566)       (20,095)
      Amortization (accretion) of premiums
        or discounts on securities                                                 1,260            3,656         (9,115)
      Accretion of discount on loans acquired                                   (476,315)        (173,743)           -
      Provision for loan losses                                                  240,000          311,000        123,296
      Gain on sale of securities, net                                            (28,868)         (17,808)        (3,374)
      Depreciation and amortization of premises and equipment                    118,401          108,795        104,400
      Proceeds from sale of securities available for sale                      4,536,809              -              -
      Purchases of securities available for sale                              (2,509,735)             -              -
      Decrease (increase) in accrued interest receivable                           1,939          (89,400)      (209,973)
      Decrease (increase) in other assets                                        (94,764)           7,426        (35,900)
      (Decrease) increase in accrued interest payable                            (87,339)           4,792         54,780
      (Decrease) increase in income taxes payable                                251,442          (60,894)       127,759
      Decrease in accrued expenses and other liabilities                         (61,660)        (414,771)       (17,903)
                                                                              ----------        ---------      ---------
             Total adjustments                                                 1,872,923         (338,513)       113,875
                                                                              ----------        ---------      ---------
             Net cash and cash equivalents provided by
                operating activities                                           2,984,052          201,715        501,649
                                                                              ----------        ---------      ---------
Cash flows from investing activities:
  Net increase in loans                                                       (3,890,959)      (3,278,538)    (8,017,650)
  Principal payments on mortgage-backed securities                             1,165,949          212,776        203,829
  Proceeds from sales of mortgage-backed securities                                -            1,389,846      1,087,585
  Purchases of mortgage-backed securities                                     (2,668,334)      (1,285,700)    (1,911,120)
  Purchases of investment securities                                          (4,703,365)      (4,407,891)    (6,744,297)
  Proceeds from maturities and calls of investment  securities                 1,500,000            -          1,350,000
  Proceeds from sales of investment securities                                     -            1,755,313      2,944,522
  Purchases of premises and equipment                                           (565,520)        (176,638)       (74,273)
  Net cash and cash equivalents received from purchase of assets
    and liabilities                                                            2,507,853        4,798,807            -
                                                                              ----------        ---------      ---------
         Net cash and cash equivalents used by investing activities           (6,654,376)        (992,025)   (11,161,404)
                                                                              ----------        ---------      ---------
Cash flows from financing activities:
     Net increase in deposits                                                  5,250,129        1,789,803     10,199,805
                                                                              ----------        ---------     ----------
         Net increase (decrease) in cash and cash equivalents                  1,579,805          999,493       (459,950)

Cash and cash equivalents at beginning of period                               4,553,953        3,554,460      4,014,410
                                                                              ----------        ---------      ---------
Cash and cash equivalents at end of period                                 $   6,133,758        4,553,953      3,554,460
                                                                              ==========       ==========     ==========

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                                                                                            1992             1991          1990
                                                                                           ------           ------       -------
Supplemental disclosures of cash flow information:
    Cash paid during the period for:
     Interest                                                                      $       767,658        1,572,965        1,225,079
     Income taxes                                                                          451,519          284,042          105,091
                                                                                        ==========       ==========      ===========
Supplemental disclosures of noncash investing
     and financing activities:
       Foreclosures of loans during
         the period                                                                $         -               70,396             -
       Interest credited to deposits                                                     1,670,766        1,262,533          794,058
       Investment securities transferred to securities available for sale                  506,532        1,500,000             -
                                                                                        ==========       ==========      ===========

On May 31, 1991, the Company purchased certain assets of Tennessee Federal
   Savings Bank in conjunction with the purchase, liabilities were assumed as follows (see note 6):

       Fair value of assets acquired                                                                                 $    15,885,594
       Due from Resolution Trust Corporation                                                                               2,902,406
                                                                                                                          ----------
       Liabilities assumed                                                                                           $    18,788,000
                                                                                                                          ==========


See accompanying notes to consolidated financial statements.

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1992 and 1991





(1)          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             Peoples Financial Services, Inc. (the "Company") was organized in
                March, 1990, for the purpose of becoming a holding company for Peoples Bank and Trust of the Cumberlands (the "Bank"). The Bank is a state chartered bank organized in June 1988. The accounting and reporting policies of Peoples Financial Services, Inc. and subsidiary conform to generally accepted accounting principles. The following is a description of the more significant of those policies which the Company follows in preparing and presenting its consolidated financial statements.

             (a)    PRINCIPLES OF CONSOLIDATION

                    The accompanying consolidated financial statements include the accounts of Peoples Financial Services, Inc. and Peoples Bank and Trust of the Cumberlands, its wholly-owned subsidiary. All significant intercompany transactions and balances are eliminated in consolidation.

             (b)    CASH AND CASH EQUIVALENTS

                    For purposes of reporting cash flows, cash and cash
                       equivalents include cash, interest-bearing deposits in other banks, and federal funds sold. Generally federal funds are sold for one-day periods.

                    Cash and due from banks include legal reserve requirements which must be maintained on an average basis in the form of cash and balances due from the Federal Reserve Bank and other banks in the amount of $204,000 and $67,000 at December 31, 1992 and 1991, respectively.

             (c)    SECURITIES

                    Securities are classified as investment securities or
                       securities available for sale and primarily consist of U.S. Treasury securities, obligations of U.S. Government agencies and mortgage-backed securities. Mortgage-backed securities are comprised substantially of participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities.

                    Management determines the appropriate classification of
                       securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at the lower of cost or market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes.

                    Premiums and discounts are amortized using the
                       straight-line method, which approximates the interest method, over the remaining period to contractual maturity, adjusted for prepayments. Gains and losses on the sale of securities available for sale are determined using the specific identification method and are included in other operating income, including adjustments to lower of aggregate cost or market.



                                                                     (Continued)

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


             (d)    LOANS RECEIVABLE

                    Loans receivable are recorded at the unpaid principal
                       balance owed by borrowers less deferrals, unearned interest, the allowance for loan losses and purchase discounts. Discounts on loans purchased are accreted to interest income using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Unearned income on consumer loans is recognized over the lives of the loans using the interest method.

                    The allowance for loan losses is based upon analyses of the loans receivable portfolio and is maintained at a level considered adequate by management to provide for probable loan losses. The analyses include management's consideration of such factors as economic conditions, loan portfolio characteristics, prior loan loss experiences, and results of reviews of the portfolio. The allowance is increased by provisions charged against income and reduced by net charge-offs. While management believes it has established the allowance for possible loan losses in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

                    Loans which management has doubts as to the borrower's
                       ability to repay principal or interest are placed on nonaccrual status. Interest payments received on nonaccrual loans are recognized as income on a cash basis.

             (e)    LOAN ORIGINATION AND COMMITMENT FEES AND RELATED COSTS

                    Loan fees and certain direct loan origination costs are
                       deferred, and the net fee or cost is recognized in income using the interest method, over the contractual lives of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield. Deferred fees relating to loans on nonaccrual status are not amortized.

             (f)    INCOME TAXES

                    Deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable to the year of the calculation.

                    In February 1992, the Financial Accounting Standards Board
                       (FASB) issued SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. If necessary, deferred tax assets are reduced by a valuation allowance to an amount that is more likely than not to be realized.



                                                                     (Continued)

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements




                    The Company will adopt SFAS No. 109 in the first quarter of
                       1993. Upon adoption, the principles of this statement may be applied retroactively through restatement of previously issued statements, or on prospective basis through a cumulative effect of change in accounting principle. It is estimated that adoption of SFAS No. 109 will result in an incremental increase in the net deferred tax asset of approximately $80,000, subject to any valuation allowance, the precise amount of which has not been determined. It is expected that this amount will be reported separately as the cumulative effect of a change in accounting principle in the consolidated statement of earnings and will result in an increase in net earnings for the year ending December 31, 1993.

             (G)    PREMISES AND EQUIPMENT

                    Premises and equipment are carried at cost, less
                       accumulated depreciation and amortization. These assets are depreciated using accelerated methods under the guidelines of the Internal Revenue Service. The difference between depreciation calculated using the accelerated method and that under generally accepted accounting principles is insignificant.

(2)          SECURITIES



THE AMORTIZED COST AND ESTIMATED MARKET VALUES OF INVESTMENT SECURITIES ARE AS
FOLLOWS:

                                                                                  DECEMBER 31, 1992
                                                         ----------------------------------------------------------------------
                                                                                GROSS               GROSS             ESTIMATED
                                                                AMORTIZED       UNREALIZED        UNREALIZED           MARKET
                                                                COST            GAINS               LOSSES              VALUE
                                                                ---------       ----------        ----------         ----------
             U.S. Treasury securities                   $        152,935           -                 (1,935)            151,000
             U.S. Government agency securities                10,385,725          412,900           (70,625)         10,728,000
             Mortgage-backed securities                        3,417,236           48,225            (3,461)          3,462,000
             Other securities                                     90,000           11,000                  -            101,000
                                                              ----------         --------          ---------         ----------

                      Total investment securities     $       14,045,896          472,125           (76,021)         14,442,000
                                                              ==========         ========          ========          ==========

                                                                                  DECEMBER 31, 1991
                                                         ----------------------------------------------------------------------
                                                                                GROSS               GROSS             ESTIMATED
                                                                AMORTIZED       UNREALIZED        UNREALIZED           MARKET
                                                                COST            GAINS               LOSSES              VALUE
                                                                ---------       ----------        ----------         ----------

             U.S. Government agency securities        $        7,858,762          484,238              -              8,343,000
             Mortgage-backed securities                        1,890,850          100,150              -              1,991,000
             Other securities                                     90,000            6,000              -                 96,000
                                                              ----------         --------          ---------         ----------
                      Total investment securities     $        9,839,612          590,388              -             10,430,000
                                                              ==========         ========          =========         ==========




                                                                     (Continued)

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements





The carrying values and estimated market values of securities available for sale are as follows:

                                                                                    DECEMBER 31, 1991
                                                             --------------------------------------------------------------
                                                                                   GROSS          GROSS        ESTIMATED
                                                                CARRYING           UNREALIZED   UNREALIZED      MARKET
                                                                VALUE              GAINS         LOSSES         VALUE
                                                                --------           ----------   ---------      ---------
      U.S. Government agency securities
         available for sale                                $    1,500,000            33,000         -          1,533,000
                                                                =========            ======      ========      =========


The amortized cost and estimated market value of investment debt securities at December 31, 1992, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                                         ESTIMATED
                                                                                                            AMORTIZED     MARKET
                                                                                                            COST           VALUE
                                                                                                            ---            ----
        U.S. Treasury, government agency and other securities:
             Maturing within one to five years                                                            2,804,430        2,896,000
             Maturing within five to ten years                                                            7,824,230        8,084,000
                                                                                                         ----------       ----------
                                                                                                         10,628,660       10,980,000
                                                                                                         ----------       ----------

                     Mortgage-backed securities                                                           3,417,236        3,462,000
                                                                                                         ----------       ----------
                              Totals                                                                  $  14,045,896       14,442,000
                                                                                                         ==========       ==========


        Proceeds from sales of debt securities during 1992 were $4,536,809. Gross gains of $28,868 were realized on those sales. Proceeds from sales of debt securities during 1991 were $3,145,159. Gross losses of $985 and gross gains of $18,793 were realized on those sales. Proceeds from sales of debt securities during 1990 were $4,032,107. Gross losses of $14,876 and gross gains of $18,250 were realized on those sales.

        Certain securities with an amortized cost of approximately $3,000,000 at December 31, 1992 and $2,750,000 at December 31, 1991, were pledged to secure certain savings deposits.





                                                                     (Continued)

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements




(3)          LOANS RECEIVABLE

Loans receivable at December 31, are summarized as follows:

                                                                                        1992            1991
                                                                                        ----            ----
        Commercial                                                             $    21,403,108      16,026,858
        Real estate mortgage                                                         8,287,117      11,118,296
        Consumer                                                                    14,257,831      13,060,674
                                                                                  ------------    ------------
                                                                                    43,948,056      40,205,828
        Less:
            Allowance for loan losses                                                 (573,128)       (453,121)
            Discount on loans purchased                                             (1,425,908)     (1,880,735)
            Unearned discounts                                                        (297,594)       (347,820)
            Net deferred loan origination fees                                         (15,702)        (33,949)
                                                                                   -----------     -----------
                                                                               $    41,635,724      37,490,203
                                                                                   ===========     ===========

   Activity in the allowance for loan losses is summarized as follows:

                                                                        1992             1991           1990
                                                                       ------           -------        -------
            Balance at beginning of period                        $    453,121          245,000        157,500
            Provision charged to income                                240,000          311,000        123,296
            Loan losses, net:
                Loans charged off                                     (129,575)        (106,790)       (37,484)
                Recoveries                                               9,582            3,911          1,688
                                                                     ---------         --------        -------
                    Net loan losses                                   (119,993)        (102,879)       (35,796)
                                                                     ---------         --------        -------
            Balance at end of period                              $    573,128          453,121        245,000
                                                                     =========         ========        =======

At December 31, 1992 and 1991, loans on which the accrual of interest had been discontinued totaled $98,000 and $71,074, respectively. During the years ended December 31, 1992 and 1991, gross interest income that would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the periods, and the amount of interest income that was recorded for such loans during these periods was not material. There were no commitments to lend additional funds to borrowers on nonaccrual status.


In the ordinary course of business, the Bank makes loans to directors and executive officers and their related interests. Such loans were made on substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions with other borrowers and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors and executive officers and their related interests are as follows:

    Balance at December 31, 1990                       $     2,451,604
        Advances                                             1,861,509
        Repayments                                          (2,094,133)
        Decrease due to resignation of director               (452,959)
                                                             ---------
    Balance at December 31, 1991                             1,766,021
        Advances                                             2,426,617
        Repayments                                          (2,319,318)
                                                             ---------
    Balance at December 31, 1992                       $     1,873,320
                                                             =========

                                                                     (Continued)
                                     F-12

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements




(4)   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
      AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

      The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contractual notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

      The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include property, plant, and equipment and income-producing commercial properties.

      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

      Outstanding standby letters of credit as of December 31, 1992 and 1991, amounted to $142,000 and $190,000, respectively. Outstanding commitments to lend at fixed and variable rates were $530,000 and $623,000 at December 31, 1992. Outstanding commitments to lend at variable rates were $1,600,000 at December 31, 1991. The fixed-rate commitments at December 31, 1992 ranged from 6.5% To 9.0%. Undisbursed advances on customer lines of credit were $4,275,000 at December 31, 1992 and $3,700,000 at December 31, 1991. The outstanding standby letters of credit, commitments and undisbursed customer lines of credit generally have terms of one year or less. The Bank does not anticipate any losses as a result of these transactions.

      Most of the Company's business activity is with customers located within the state of Tennessee. A majority of the loans are secured by residential or commercial real estate or other personal property. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The Company grants residential, consumer, and commercial loans to customers primarily throughout east Tennessee.





                                                                     (CONTINUED)

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements





(5)          PREMISES AND EQUIPMENT

             Premises and equipment, less accumulated depreciation at December 31, are summarized as follows:

                                                                       1992             1991
                                                                       ----             ----
       Land                                                          $ 592,233          452,233
       Buildings                                                       859,734          605,109
       Land improvements                                                58,836           56,186
       Furniture, fixtures, and equipment                              597,091          435,116
       Automobile                                                        5,000              -
                                                                     ---------        ---------
                                                                     2,112,894        1,548,644
       Less accumulated depreciation                                   420,696          303,565
                                                                     ---------        ---------
                                                                    $1,692,198        1,245,079
                                                                     =========        =========

(6)          ACQUISITIONS

             On February 1, 1993, the Company sold 31,225 shares of
                newly-issued common stock in connection with the acquisition of Citizens Federal Savings Bank, Rockwood, Tennessee, (CFSB) pursuant to a definitive agreement entered into by the Company and CFSB in May, 1992. In connection with the acquisition, the Company and CFSB adopted a Plan of Conversion/Acquisition (Plan) whereby
                CFSB was converted from a federally-chartered mutual institution to a federally-chartered stock institution. Pursuant to the Plan, shares of capital stock of the Company were offered initially for subscription to eligible members of CFSB and to certain other persons as of specified dates and subject to various subscription priorities as provided in the Plan. The capital stock was offered at a price determined by the Company's Board of Directors based upon an appraisal made by an independent appraisal firm. The offering raised gross proceeds of approximately $1,405,000, all of which was used in the acquisition of CFSB. This business combination will be accounted for as a pooling-of-interests and, accordingly, the Company's historical financial statements presented in future reports will be restated to include the accounts and results of operations of CFSB.

             In connection with the offering the Company filed a registration statement with the Securities and Exchange Commission. As of December 31, 1992, the Company had incurred costs of $96,856 associated with the offering, which are included in other assets. All costs incurred associated with the sale of stock and acquisition were deferred and deducted from the proceeds of the sale of stock.

             The following unaudited pro forma data summarizes the combined results of operations of the Company and CFSB as if the combination had been consummated on December 31, 1992.




                                                                        YEARS ENDED DECEMBER 31,
                                                                  --------------------------------------
                                                                  1992             1991             1990
                                                                  ----             ----             ----

             Net interest income                         $     4,793,760        3,437,359        2,424,185

             Net interest income after provision
              for loan losses                                  4,455,324        2,967,850        2,149,560

             Net earnings                                      1,228,461          577,349          409,925

             Earnings per share                          $         4.69             2.28             1.64
                                                               =========        ========         ========




Earnings per share is based upon the number of shares of the Company's stock outstanding for each period and the earnings of the Company. Earnings per share will include the earnings from CFSB beginning from February 1, 1993, the date of conversion of CFSB to a stock institution.

                                                                     (Continued)
                                       F-14

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


        On May 31, 1991, the Company's Bank subsidiary acquired and assumed from the Resolution Trust Corporation (RTC) certain assets and liabilities of the former Tennessee Federal Savings Bank, Bartlett, Tennessee (TFSB). The Bank paid to the RTC $414,000 for the right to acquire and assume certain assets and liabilities of TFSB. The aggregate amount of liabilities assumed approximated $18,788,000 and the assets acquired approximated $15,886,000, including $11,450,000
          of net loans.   Also acquired was $2,829,000 in cash equivalents and
          $1,575,000 in federal funds sold. As part of the purchase and assumption agreement with the RTC, the Bank's excess in the fair value of liabilities assumed from the RTC over the fair value of assets acquired is funded by the RTC. The Bank has recorded a receivable of $2,507,853 at December 31, 1991 due from the RTC to recognize the net liabilities assumed and other miscellaneous items due from the RTC. Since the RTC paid cash to the Bank for the difference between the fair value of liabilities and assets, no goodwill was recorded in connection with this acquisition. Discount recorded on loans amounted to $2,053,000. The discount is being accreted to yield a constant rate over the expected life of the loans acquired. The amount due from the RTC was received in 1992 and included $400,000 paid by the RTC to the Bank as consideration for a settlement and release agreement between the RTC and the Bank with respect to the purchase and assumption agreement.

        The transaction was accounted for as a purchase whereby assets acquired and liabilities assumed were recorded at their estimated fair market value as of the acquisition date. Results of operations of the acquired assets and liabilities have been included in the Company's consolidated statements of earnings since acquisition.

(7)     DEPOSITS

        Deposits at December 31, are summarized as follows:

                                                                                        1992             1991
                                                                                        ----             ----
            Noninterest bearing demand                                              $ 8,245,238       4,236,509
            NOW accounts                                                              6,515,722       5,030,690
            Money Market accounts                                                     3,417,311       3,292,310
            Regular savings                                                           7,530,218       5,178,973
            Certificates of deposit of $100,000 or more                               5,651,855       5,732,998
            Other certificates of deposit                                            25,080,777      27,719,512
                                                                                     ----------      ----------
                                                                                    $56,441,121      51,190,992
                                                                                    ===========      ==========



   Interest expense on deposits is summarized as follows:

                                                                        1992             1991             1990
                                                                        ----             ----             ----
   NOW                                                               $ 171,156          144,906           89,652
   Money market                                                        165,076           94,878           42,273
   Regular savings                                                     354,481          285,040          195,817
   Certificates of deposit of
       $100,000 or more                                                215,000          421,384          553,092
   Other certificates of deposit                                     1,239,411        1,600,781          904,574
                                                                     ---------        ---------        ---------
                                                                    $2,145,124        2,546,989        1,785,408
                                                                     =========        =========        =========

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements




(8)          INCOME TAXES

             Income tax expense is summarized as follows:

                                                                                         1992             1991             1990
                                                                                         ----             ----             ----
                              Federal:
                                  Current                                         $     590,750          289,151          219,592
                                  Deferred                                              (17,201)         (10,887)         (19,972)
                                                                                       --------         --------          -------
                                                                                        573,549          278,264          199,620
                              State current                                             111,443           58,421           38,463
                                                                                       --------         --------          -------
                                      Total                                       $     684,992          336,685          238,083
                                                                                       ========         ========          =======

             Deferred income taxes included in other assets result from timing differences in the recognition of income and expense for tax and financial statement purposes. Included in other assets are deferred income tax benefits of $48,060, $30,859 and $19,972 at December 31, 1992, 1991 and 1990, respectively. The sources of these timing differences and their tax effects are as follows:

                                                                                         1992             1991             1990
                                                                                         ----             ----             ----
                          Loan loss provision in excess of amount allowed
                              for tax purposes                                    $     (22,109)         (13,151)         (36,986)
                          Other, net                                                      4,908            2,264           17,014
                                                                                       --------         --------          -------
                          Deferred income tax benefit                             $     (17,201)         (10,887)         (19,972)
                                                                                       ========          =======          ========

             The actual income tax expense amounts differ from the "expected"
               tax expense as follows:


                                                                                         1992             1991             1990
                                                                                         ----             ----             ----
                          Computed "expected" income tax expense                  $     610,681          298,150          212,791
                          Increases (reductions) in taxes resulting from:
                              State income tax, net of Federal income tax effect         73,552           38,558           25,386
                              Other, net                                                    759             (23)             (94)
                                                                                       --------         -------          -------
                                      Total income tax expense                    $     684,992          336,685          238,083
                                                                                       ========         ========          =======


(9)          RESTRICTIONS ON DIVIDENDS

             Dividends paid by the Bank are the primary source of funds available for payment of normal operating expenses of the Company. Applicable Tennessee statutes and regulations impose restrictions on the amounts that may be declared by a subsidiary bank. Under the most restrictive of the statutes and regulations, the subsidiary bank could declare dividends up to approximately $3,700,000 and $2,900,000 at December 31, 1992 and 1991, respectively.



                                                                     (Continued)

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements





(10)         CAPITAL REQUIREMENTS

             Regulatory capital guidelines of the Federal Reserve Board for bank holding companies which were in effect at December 31, 1992, required a minimum of 5.5 percent for a primary capital ratio (essentially equity plus the allowance for loan losses), 6.0 percent for a total capital ratio (primary capital plus qualifying debt), and 8.0 percent risk-based capital. The risk-based guideline is based on the assignment of risk weights to assets and off-balance sheet items depending on the level of credit risk associated with them. The Company's capital ratios were in excess of the minimum regulatory requirements at December 31, 1992.

(11)         STOCK OPTIONS

             A senior officer of the Company, as part of his employment contract, has the option to purchase 2,000 shares of common stock at the original issue price of $25 per share. This option may be exercised after the officer completes ten years of continuous service with the Company. The option may not be exercised before 1998.

(12)         PARENT COMPANY ONLY FINANCIAL INFORMATION

             Condensed financial information of Peoples Financial Services,
                     Inc. (Parent Company organized in March, 1990) is as follows:


                           BALANCE SHEETS
                               ASSETS                                        1992              1991
                              ---------                                     --------        ---------
             Cash                                                          $     2,266         11,488
             Investment in bank subsidiary                                   7,222,766      6,097,828
             Other assets                                                        9,846         14,433
                                                                             ---------      ---------
                      Total assets                                         $ 7,234,878      6,123,749
                                                                             =========      =========
             STOCKHOLDERS' EQUITY
             --------------------

             Common stock                                                  $ 2,055,520      2,055,520
             Capital surplus                                                 3,083,280      3,083,280
             Retained earnings                                               2,096,078        984,949
                                                                             ---------      ---------
                      Total stockholders' equity                           $ 7,234,878      6,123,749
                                                                             =========      =========

                PEOPLES FINANCIAL SERVICES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements




                          STATEMENTS OF EARNINGS                                          1992             1991           1990
                          ----------------------                                          ----             ----           ----
             Income:
                          Dividends from subsidiary                                  $         -           10,000        25,000
                                                                                       ---------         --------      --------
             Expenses:
                          Miscellaneous operating expenses                                13,809            5,984         3,096
                                                                                       ---------         --------      --------
                          Income (loss) before equity in undistributed
                              earnings of subsidiary                                     (13,809)           4,016        21,904
                          Equity in undistributed earnings of subsidiary               1,124,938          536,212       365,870
                                                                                       ---------        ---------     ---------
                              Net earnings                                           $ 1,111,129          540,228       387,774
                                                                                       =========        =========     =========

                          STATEMENTS OF CASH FLOWS                                        1992            1991             1990
                          ------------------------                                        ----            ----             ----
             Cash flows from operating activities:
             Net earnings                                                            $ 1,111,129          540,228       387,774
             Adjustments to reconcile net earnings to net
                          cash provided by operating activities:
                              Undistributed earnings of subsidiary                    (1,124,938)        (536,212)     (365,870)
                              Decrease in other assets                                     -                1,238       (22,932)
                              Amortization of deferred organization
                                  cost                                                     4,587            4,587         2,675
                                                                                       ---------         --------      --------
                                  Net cash (used) provided by
                                      operating activities                                (9,222)           9,841         1,647
                                                                                       ---------         --------      --------
                                  Net (decrease) increase in cash
                                      and cash equivalents                                (9,222)           9,841         1,647

             Cash and cash equivalents at
                          beginning of period                                             11,488            1,647             -

                                                                                       ---------        ---------     ---------
             Cash and cash equivalents at end of period                              $     2,266           11,488         1,647
                                                                                       =========        =========     =========


PEOPLES FINANCIAL SERVICES, INC.
Consolidated Balance Sheets at September 30, 1993 and December 31, 1992 (unaudited)

                                                  Sept. 30,     Dec. 31,
                                                    1993          1992
                                                ------------  ------------
ASSETS
Cash and cash equivalents:
   Cash and due from banks                      $  4,530,703  $  5,364,730
   Interest-earning deposits                         988,908     2,863,642
   Federal funds sold                              5,011,028     1,480,282
                                                ------------  ------------
   Total cash and cash equivalents                10,530,639     9,708,654

Securities:
   Investments (approximate market value
      of $33,522,423 at Sept. 30, 1993;
      $32,314,000 at Dec. 31, 1992                32,805,163    31,420,127
   Investments available for sale
      (market  value of $3,911,943
      at September 30, 1993)                       3,778,440             -
                                                ------------  ------------
    Total securities                              36,583,603    31,420,127

Loans receivable, net                             66,085,352    65,321,045
Loans held for sale, at book value
  which approximates market value                  1,868,297       758,935
Accrued interest receivable                        1,027,326       923,341
FHLB - Cincinnati stock                              244,000       268,600
Real estate owned, net                               875,082       892,535
Premises and equipment, net                        2,331,263     2,355,461
Other assets                                         372,698       561,160
                                                ------------  ------------
             TOTAL ASSETS                       $119,918,260  $112,209,858
                                                ============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                        $107,521,482  $102,124,650
Advance payments by borrowers for
   property taxes and insurance                      402,132       107,447
Accrued interest payable                             331,920       239,579
Accrued income taxes payable                         148,540       344,168
Accrued expenses and other liabilities               278,300       247,995
                                                ------------  ------------
           TOTAL LIABILITIES                     108,682,374   103,063,839
                                                ------------  ------------
STOCKHOLDERS' EQUITY:
Common Stock, par value $10, authorized 1,000,000
   shares; issued 236,777 at September 30, 1993
   and 205,552 shares at December 31, 1992         2,367,770     2,055,520
Capital Surplus                                    3,665,315     3,083,280
Retained earnings                                  5,202,801     4,007,219
                                                ------------  ------------
          TOTAL STOCKHOLDERS' EQUITY              11,235,886     9,146,019
                                                ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $119,918,260  $112,209,858
                                                ============  ============

See accompanying notes to consolidated financial statements.

PEOPLES FINANCIAL SERVICES, INC.
Consolidated Statement of Operations
(unaudited)

                                     Three months ended       Nine months ended
                                       September 30,            September 30,
                                      1993       1992          1993       1992
                                  ---------- ----------    ---------- ----------
Interest Income:
  Interest and fees on loans       $1,689,363 $1,627,791    $5,010,825 $5,076,213
  Interest on mortgage-backed
     securities                       162,983    178,216       539,929    429,462
  Interest on deposits
     with banks                         7,214     11,636        24,937     30,106
  Interest on securities
     and federal funds sold           443,590    405,658     1,243,119  1,164,438
                                    --------- ----------    ---------- ----------
  Total interest income             2,303,150  2,223,301     6,818,810  6,700,219
Interest expense                      969,195  1,092,944     2,954,935  3,405,135
                                    --------- ----------    ---------- ----------
  Net interest income               1,333,955  1,130,357     3,863,875  3,295,084
Provision for loan losses               6,666    123,420       157,166    284,233
                                    --------- ----------    ---------- ----------
  Net interest income after
   provision for loan losses        1,327,289  1,006,937     3,706,709  3,010,851
                                    ---------  ---------    ---------- ----------
Non-interest income:
  Service charges on deposits         135,189    113,653       388,666    311,123
  Gain on sale
     of loans receivable               89,603     79,423       153,638     61,093
  Gain (loss) on call and sale
     of investment securities          25,875    (96,286)       53,451    (48,561)
  Other loan fees                      48,714     42,104       132,270    131,983
  Other operating income               29,404     25,547       130,854     70,640
                                    --------- ----------    ---------- ----------
  Total non-interest income           328,785    164,441       858,879    526,278
                                    ---------  ---------    ---------- ----------
Non-interest expenses:
  Compensation and benefits           395,334    305,319     1,130,859    877,100
  Occupancy and equipment             130,019    123,309       363,507    291,327
  Federal deposit
     insurance premiums                76,184     61,223       213,648    182,771
  Data processing
     servicing fees                    79,678     70,213       217,787    212,170
  Professional fees                    22,142      9,316       111,886     82,729
  Stationery and supplies              45,028     37,636       138,120     98,385
  Provision for loss on
     investments held for sale              -          -             -    166,270
  Other                               180,580    (39,768)      441,673    135,872
                                    --------- ----------    ---------- ----------
  Total non-interest expenses         928,965    567,248     2,617,480  2,046,624
                                    --------- ----------    ---------- ----------
  Earnings before income taxes        727,108    604,130     1,948,108  1,490,505
                                    ---------  ---------    ----------  ---------
Income tax expense                    299,025    203,937       779,850    562,540
                                    --------- ----------    ---------- ----------
  Earnings before cumulative
   effect of change in
   accounting principle               428,083    400,193     1,168,258    927,965
Cumulative effect of change
   in accounting principle                  -          -        27,324          -
                                    --------- ----------    ---------- ----------
   Net earnings                    $  428,083 $  400,193    $1,195,582 $  927,965
                                   ========== ==========    ========== ==========

Per share data:
  Weighted average shares
     outstanding                      233,308    205,552       233,308    205,552
  Net earnings per share (1)            $1.83      $1.95         $5.01      $4.51
- ------------------

  (1) Earnings per share includes the earnings of Citizens Federal beginning February 1, 1993, the date of the conversion of Citizens
      Federal to a stock institution.

  See accompanying notes to consolidated financial statements.

                       Peoples Financial Services, Inc.
               Consolidated Statements of Stockholders' Equity
            For the Nine Months Ended September 30, 1993 and 1992
                                 (unaudited)

                            - Common Stock-        Capital        Retained
                           Shares    Amount        Surplus        Earnings     Total
                           ------    ------        -------        --------     -----
Balance at
    December 31,1992       205,552   $2,055,520    $3,083,280     $4,007,219   $9,146,019

Net income for the
 nine months ended
       September 30, 1993      -            -          -           1,195,582    1,195,582

Shares issued in
   connection with
     acquisition            31,225      312,250       582,035           -         894,285
                            ------     --------       -------      ----------     -------
Balance at
    September 30, 1993     236,777   $2,367,770    $3,665,315     $5,202,801  $11,235,886
                           =======   ==========    ==========     ==========   ==========


Balance at
    December 31,1991       205,552   $2,055,520    $3,083,280     $2,779,832  $7,918,632

Net income for the
   nine months ended
       September 30,1992      -          -             -             927,965     927,965

                          ---------  ---------     ---------       ----------   ---------
Balance at
      September 30, 1992   205,552   $2,055,520    $3,083,280     $3,707,797  $8,846,597
                           =======   ==========    ==========     ==========  ==========


See accompanying notes to consolidated financial statements.

                       PEOPLES FINANCIAL SERVICES, INC.
                    Consolidated Statements of Cash Flows
                                 (Unaudited)

                                                                               Nine Months Ended
                                                                                 September 30,
                                                                               -----------------
Increase (decrease) in cash and due from banks                                   1993     1992
                                                                               -------   -------
Cash flows from operating activities:
  Net earnings                                                               $1,195,582      927,965
  Adjustments to reconcile net earnings to net cash
  provided (used) by operating activities:
  Depreciation and amortization - premises and equipment                        228,409      129,228
  Amortization of deferred loan origination points                               (8,694)      33,187
  Amortization (accretion) of premiums or discounts on securities              (147,311)     (34,623)
  Accretion of discount on loans acquired                                      (527,901)    (464,221)
  Provision for loan losses                                                     157,166      284,233
  Mortagage loans originated for resale                                      (8,270,676)  (8,379,440)
  Proceeds from sale of loans                                                 7,314,952    8,379,440
  (Gain) loss on sale of securities                                              53,451      (48,561)
  Gain on sale of loans                                                        (153,638)     (61,093)
  Proceeds from sale of real estate owned                                        17,453        -
  Purchases of securities available for sale                                 (5,535,489)  (3,925,344)
  Principal payments and disposals of securities available for sale           1,703,598    4,548,070
  Provision for loss on securities available for sale                            -           166,270
  Repayment of amount due from Resolution Trust Corporation                      -         2,507,853
  Decrease in other assets                                                       84,477      283,360
  Increase in other liabilities                                                 221,703       97,564
                                                                             ----------   ----------
        Net cash provided (used) by operating activities                     (3,666,918)   4,443,888
                                                                             ----------   ----------

Cash flows from investing activities:
  Increase in federal funds sold                                             (3,530,746)  (4,104,758)
  (Increase) decrease in interest-bearing deposits in financial institutions  1,874,734     (969,867)
  Proceeds from maturities and redemptions of investment securites           10,737,080    3,786,058
  Proceeds form sale of investment securities                                 1,799,675    9,070,572
  Purchases of investment securities                                        (13,774,480) (16,047,214)
  Redemptions of Federal Home Loan Bank stock                                    24,600        8,400
  Net increase in portfolio loans                                              (384,878)     191,301
  Purchases of premises and equipment                                          (204,211)    (560,723)
                                                                             ----------   ----------
        Net cash used by investing activities                                (3,458,226)  (8,626,231)
                                                                             ----------   ----------
Cash flows from financing activities:
 Proceeds form sale of common stock                                             894,285         -
 Increase in deposits                                                         5,396,832    6,919,491
 Principal payments on bonds payable                                             -        (1,368,000)
                                                                             ----------   ----------
        Net cash provided by financing activities                             6,291,117    5,551,491
                                                                             ----------   ----------
        Net increase (decrease) in cash                                        (834,027)   1,369,148

Cash and due from banks at beginning of period                                5,364,730    2,803,660
                                                                             ----------   ----------
Cash and due from banks at end of period                                     $4,530,703    4,172,808
                                                                             ==========   ==========
Cash paid during period for:
 Interest                                                                    $2,862,594    3,399,798
 Income taxes                                                                 1,481,650      489,419
                                                                             ==========    =========
Non-cash activities:
 Real estate acquired in settlement of loans                                 $   75,201         -
                                                                             ==========    =========


Notes to Unaudited Consolidated Financial Statements

(1.) Peoples Financial Services, Inc.

         Peoples Financial Services, Inc. (the Company), chartered by the state of Tennessee, was formed in 1989 for the purpose of becoming a holding company for Peoples Bank & Trust of the Cumberlands (Peoples). Peoples is a state chartered bank organized in June, 1988. On February 1, 1993, the Company consummated the acquisition of Citizens Federal Savings Bank (CFSB) of Rockwood, Tennessee, upon its conversion from a federal mutual to a federal stock savings bank, resulting in CFSB being held as a wholly owned subsidiary of the Company. The acquisition of CFSB was accounted for as a pooling of interest. See note 4.

(2.) Basis of Presentation

         The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and therefore do not include all disclosures necessary for a complete presentation of financial condition, results of operations, and statement of cash flows in conformity with generally accepted accounting principles. However, all adjustments which are, in the opinion of management, necessary for the fair presentation of the interim financial statements have been included. All such adjustments are of a normal and recurring nature. The results of operations for the interim periods are not necessarily indicative of the results which may be expected for the entire year.

(3.) Earnings per Share

         Earnings per share is calculated by dividing earnings of the company by the weighted-average common shares outstanding of the company's stock. Earnings per share includes the earnings from CFSB beginning February 1, 1993, the date of conversion of CFSB to a stock institution.

The following is a calculation of weighted-average shares:


                        Shares outstanding at December 31, 1992                                    205,552
                        Weighted-average common shares
                        issued February 1, 1993                                                     27,756

                        Weighted-average common shares                                             233,308

(4.) Acquisition

         On February 1, 1993, the Company sold 31,225 shares of newly-issued common stock at $45 per share in connection with the acquisition of CFSB pursuant to a definitive agreement entered into by the Company and CFSB in May, 1992. In connection with the acquisition, the Company and CFSB adopted a Plan of Conversion/Acquisition (Plan) whereby CFSB was converted from a federally-chartered mutual institution to a federally-chartered stock institution. Pursuant to the Plan, shares of capital stock of the Company were offered initially for subscription to eligible members of CFSB and to certain other persons as of specified dates and subject to various subscription priorities as provided in the Plan. The capital stock was offered at a price determined by the Company's Board of Directors based upon an appraisal made by an independent appraisal firm. All of the gross proceeds raised in the offering were used in the acquisition of CFSB. This business combination has been accounted for as a pooling-of-interests and, accordingly, the Company's historical consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of CFSB.

         In connection with the offering, the Company filed a registration statement with the Securities and Exchange Commission. The offering raised gross proceeds of $1,405,125. All costs incurred associated with the sale of stock were deferred and deducted from the proceeds of the sale of the stock and totalled $510,840. Costs associated with the acquisition in the amount of $30,248 were charged to operations during the year ended December 31, 1992.

         The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                                   One Month                      Years ended
                                                    Ended                         December 31,
                                                                      --------------------------------
                                                January 31, 1993         1992                   1991
                                                ----------------      ---------              ---------
                                                  (unaudited)
  Net interest income:
  Peoples Financial                               $277,494             $3,454,422              $2,272,703
  CFSB                                             124,437              1,279,117               1,164,656
                                                  --------             ----------              ----------
  Combined                                         401,931              4,733,539               3,437,359
                                                  ========             ==========              ==========
  Net interest income after
  provision for loan losses:

  Peoples Financial                                257,494              3,214,422               1,961,703


  C F S B                                          116,937              1,255,681               1,006,147
                                                   -------              ---------               ---------

  Combined                                         374,431              4,470,103               2,967,850
                                                   =======              =========               =========


  Net earnings:
  Peoples Financial                                 81,162              1,111,129                 540,228

  C F S B                                           26,235                117,332                  37,121
                                                   -------              ---------               ---------

  Combined                                         107,397              1,228,461                 577,349
                                                   =======              =========               =========




         For the purpose of granting eligible members of CFSB a priority in the unlikely event of future liquidation, CFSB at the time of conversion established a liquidation account equal to its retained earnings as of the date of the latest consolidated balance sheet used in the Company's final conversion prospectus. In the event of future liquidation of the converted CFSB (and only in such event), an eligible deposit account holder who continues to maintain his deposit account shall be entitled to receive a distribution from the liquidation account in the proportionate amount of the adjusted balance of deposit accounts held at that time before any liquidation distributions may be made with respect to capital stock. After the conversion, no dividends may be paid to the stockholder of CFSB (Peoples Financial) if such dividends reduce retained earnings of CFSB below the amount required for the liquidation account.

(5.) Loans Receivable

         Loans receivable at September 30, 1993 and December 31, 1992 are summarized as follows:


                                                                                          Sept. 30,                 Dec. 31,
                                                                                            1993                      1992
                                                                                          ---------                ---------
                         Commercial                                                       21,362,000             $21,766,000

                         Real estate mortgage                                             40,148,000              26,871,000
                         Consumer                                                          8,909,000              20,194,000
                                                                                          ----------              ----------
                         Sub-total                                                        70,419,000             $68,831,000

                         Less:
                           Allowance for loan losses                                      $1,075,000             $   922,000

                           Discount on loans purchased                                     1,059,000               1,425,000

                           Unearned discounts                                                304,000                 373,000
                           Net deferred loan
                             origination fees                                                 27,000                  31,000
                                                                                         -----------             -----------
                         Loans receivable, net                                           $67,954,000             $66,080,000
                                                                                         ===========             ===========


Activity in the allowance for loan losses is summarized as follows:


                                                                                       Sept. 30,                Dec. 31,
                                                                                         1993                     1992
                                                                                       ---------                --------
                         Balance at beginning of period
                                                                                       $  922,000                 $835,000

                         Provision charged to income                                      157,000                  263,000

                         Loan losses, net:
                             Loans charged off                                            -21,000                 -190,000

                             Recoveries                                                    17,000                   14,000
                                Net loan losses                                            -4,000                 -176,000
                                                                                       ----------                 --------
                         Balance at end of period                                      $1,075,000                 $922,000
                                                                                       ==========                 ========


         At September 30, 1993 and December 31, 1992, loans on which the accrual of interest had been discontinued totaled $160,718 and $161,429, respectively. During the nine months ended September 30, 1993 and the fiscal year ended December 31, 1992, gross interest income that would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the periods, and the amount of interest income that was recorded for such loans during these periods, was not material. There were no commitments to lend additional funds to borrowers on nonaccrual status.

(6.) Income Taxes

         Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which requires a change from the deferred method of accounting for income taxes of Accounting Principles Board Opinion No. 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         The cumulative amount, net of a valuation allowance in the amount of $44,489, is $27,324, or $.12 per share, and is shown as the cumulative effect of change in accounting principle in the consolidated income statements. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.

         At September 30, 1993, deferred tax assets, net of a valuation allowance of $44,489, were $175,086, and deferred tax liabilities were $9,164. The Company believes that the deferred tax assets, net of the valuation allowance, will be realized.

                         CITIZENS FEDERAL SAVINGS BANK
                                AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                       Consolidated Financial Statements


                           December 31, 1992 and 1991

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report


The Board of Directors
Citizens Federal Savings Bank
Rockwood, Tennessee

We have audited the accompanying consolidated Balance Sheets Of Citizens Federal Savings Bank and subsidiaries (the Bank) as of December 31,
1992 and 1991, and the related consolidated statements of operations, retained earnings, and cash flows for each of the years in the three-year period then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 16, the Bank entered into a supervisory agreement with the Office of Thrift Supervision in 1991. To comply with the agreement's requirement to increase regulatory capital ratios, the Bank entered into an acquisition agreement under which the Bank would convert from mutual to stock form and be acquired by Peoples Financial Services, Inc., as discussed in note
15. The conversion and acquisition was consummated on February 1, 1993, and resulted in an increase of capital above the requirement set forth in the
supervisory agreement.   Failure to comply with the remaining provisions of the
agreement could expose the Bank to possible further regulatory sanctions and enforcement actions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Federal Savings Bank and subsidiaries at December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the years in the three-year period then ended, in conformity with generally accepted accounting principles.

                                                      /s/ KPMG Peat Marwick



February 26, 1993
Nashville, Tennessee

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                          Consolidated Balance Sheets

                           December 31, 1992 and 1991





              ASSETS                                                      1992           1991
              ------                                                      ----           ----
Cash                                                                    $  580,972       474,707
Interest bearing deposits in other banks                                 2,993,924     1,022,373
Investments held for sale (note 17)                                           -        2,232,661
Investment securities (note 2):
   U.S. Government and agency obligations, at amortized cost
        (approximate market value of $11,148,000 in 1992 and
        $6,219,000 in 1991)                                             11,012,304     6,164,660
Mortgage-backed securities (estimated market value of
   $6,724,000 in 1992 and $9,138,000 in 1991) (notes 3 and 9)            6,361,927     8,800,812
Loans held for sale (note 4)                                               758,935          -
Loans receivable, net (note 4)                                          23,685,321    23,748,624
Accrued interest receivable, net:
   Loans                                                                   141,311       215,512
   Investments                                                             149,510        71,630
   Mortgage-backed securities                                               48,336        38,864
Funds held by trustee (note 9)                                                -          614,510
Real estate owned, net (note 5)                                            892,535       952,297
Office properties and equipment (note 7)                                   663,263       678,444
Investment in Federal Home Loan Bank stock, at cost                        268,600       271,200
Other assets                                                               379,930       186,468
                                                                        ----------   -----------

                                                                       $47,936,868    45,472,762
                                                                       ===========   ===========

              LIABILITIES AND RETAINED EARNINGS
              ---------------------------------
Liabilities:
   Savings deposits (note 8)                                            45,683,529    41,686,576
   Bonds payable (note 9)                                                     -        1,368,000
   Accrued interest payable                                                 33,617       130,194
   Advance payments by borrowers for property taxes and insurance          107,447        58,456
   Accrued expenses and other liabilities                                  201,134       435,727
                                                                        ----------    ----------

        Total liabilities                                               46,025,727    43,678,953

Retained earnings - restricted (notes 10, 12, 13, 15 and 16)             1,911,141     1,793,809
                                                                        ----------    ----------

Commitments (notes 11, 14, 15, and 16)
                                                                       $47,936,868    45,472,762
                                                                       ===========    ==========





See accompanying notes to consolidated financial statements.

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                     Consolidated Statements of Operations

                  Years ended December 31, 1992, 1991 and 1990


                                                                                      1992          1991              1990
                                                                                      ----          ----              ----
Interest income:
        First mortgage loans                                                     $  1,637,361    1,840,722        1,901,419
        Consumer and other loans                                                      686,374      852,093        1,149,458
        Investments                                                                   602,307      600,682          580,540
        Mortgage-backed securities                                                    648,956      754,237          796,921
        Other interest-bearing assets                                                  48,502      120,268           93,160
                                                                                 ------------    ---------        ---------

                 Total interest income                                              3,623,500    4,168,002        4,521,498
                                                                                 ------------    ---------        ---------
Interest expense:
        Deposits (note 8)                                                           2,281,026    2,805,030        3,210,980
        Other borrowed money                                                           63,357      198,316          305,438
                                                                                 ------------   ----------       ----------
                 Total interest expense                                             2,344,383    3,003,346        3,516,418

                 Net interest income                                                1,279,117    1,164,656        1,005,080

Provision for loan losses (note 4)                                                     23,436      158,509          151,329
                                                                                 ------------   ----------       ----------
                 Net interest income after provision for loan losses                1,255,681    1,006,147          853,751
                                                                                 ------------   ----------       ----------
Non-interest income:
        Loan fees and service charges                                                 132,508      129,432          128,264
        Income from real estate operations, net                                         1,754      128,484          236,512
        Deposit servicing fees                                                        107,785       92,784          104,585
        Gain on sale of loans                                                          81,371       26,349                -
        Gain on sale of office properties and equipment                                   750       25,581                -
        Gain (loss) on sale of real estate owned                                            -         (582)         (65,559)
        Gain (loss) on sale of investments and
          mortgage-backed securities                                                  (51,896)         -             10,928
        Other operating income                                                         24,237       24,104           31,877
                                                                                 ------------   ----------       ----------
        Total non-interest income                                                     296,509      426,152          446,607
                                                                                 ------------   ----------       ----------
Non-interest expense:
        Compensation and benefits                                                     473,722      495,786          480,526
        Occupancy and equipment                                                       172,644      174,406          205,644
        Supplies, communications, and other office expenses                            80,957       56,184           60,528
        Federal deposit insurance premiums                                            117,239      118,214          103,364
        Data processing                                                               127,399      121,521          133,745
        Provision for losses on real estate owned (note 5)                             75,000       46,191           97,000
        Other operating expenses                                                      281,104      284,914          263,809
                                                                                 ------------   ----------       ----------
        Total non-interest expense                                                  1,328,065    1,297,216        1,344,616
                                                                                 ------------   ----------       ----------
Earnings (loss) before income tax expense                                             224,125      135,083          (44,258)

Income tax expense (benefit) (note 10)                                                106,793       97,962          (66,409)
                                                                                 ------------   ----------       ----------
        Net earnings (note 12)                                                   $    117,332       37,121           22,151
                                                                                 ============   ==========       ==========

See accompanying notes to consolidated financial statements.

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                  Consolidated Statements of Retained Earnings

                 Years ended December 31, 1992, 1991, and 1990




Balance at January 1, 1990                                                                                          $ 1,734,537

                 Net earnings for 1990                                                                                   22,151
                                                                                                                      ---------
Balance at December 31, 1990                                                                                          1,756,688

                 Net earnings for 1991                                                                                   37,121
                                                                                                                      ---------

Balance at December 31, 1991                                                                                          1,793,809

                 Net earnings for 1992                                                                                  117,332
                                                                                                                      ---------
Balance at December 31, 1992                                                                                         $1,911,141
                                                                                                                     ==========





See accompanying notes to consolidated financial statements.

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                     Consolidated Statements of Cash Flows

                 Years ended December 31, 1992, 1991, and 1990

                                                                                          1992             1991             1990
                                                                                          ----             ----             ----
Cash flows from operating activities:
   Net earnings                                                                       $     117,332         37,121         22,151
                                                                                          ---------      ---------      ---------
   Adjustments to reconcile net earnings to net cash
       provided by operating activities:
                Amortization of deferred loan origination fees                               (2,160)        (3,509)       (19,457)
                Premiums and discounts on loans, mortgage-backed
                    securities and investment securities, net                                99,992       (224,730)      (179,049)
                Accretion of discount on loans to
                    facilitate sales of real estate owned                                   (15,569)       (17,784)       (26,365)
                Provision for loan losses and losses on real estate                          98,436        204,700        248,329
                Loans originated for sale                                               (11,849,151)    (2,366,182)    (1,994,431)
                Proceeds from sale of loans                                              11,171,587      2,392,531      1,994,431
                Gain on sale of loans                                                       (81,371)       (26,349)             -
                Dividends on Federal Home Loan Bank stock                                   (11,700)       (16,800)       (28,300)
                Loss on sale of real estate owned                                                 -            582         65,559
                Purchases of mortgage-backed securities                                           -              -       (880,763)
                Proceeds from sales of mortgage-backed securities                                 -              -        973,188
                Net (gain) loss on sales of securities                                        51,896             -        (10,928)
                Net gain on sale of office properties and equipment                             (750)      (25,581)             -
                Depreciation of office properties and equipment                               59,167        64,780         83,031
                Deferred income taxes                                                         56,938       (15,408)             -
                (Decrease) increase in accrued expenses and other liabilities               (291,531)      235,741        (53,638)
                Decrease in accrued interest payable                                         (96,577)      (87,305)       (62,545)
                (Increase) decrease in:
                    Accrued interest receivable                                              (13,151)       60,346         52,160
                    Funds held by trustee                                                    614,510        56,765         27,451
                    Other assets                                                            (193,462)       48,189         60,797
                    Refundable federal income taxes                                                -        20,128         78,814
                                                                                          ----------     ---------      ---------

                       Total adjustments                                                    (402,896)      300,114        328,284
                                                                                          ----------     ---------      ---------
                       Net cash and cash equivalents provided (used) by
                            operating activities                                            (285,564)      337,235        350,435
                                                                                          ----------     ---------      ---------
Cash flows from investing activities:
    Net repayments of loans                                                                   42,027     2,358,882      1,572,930
    Purchases of office properties and equipment                                             (43,986)      (20,988)          (500)
    Purchases of investment securities                                                    (7,126,212)   (2,675,000)             -
    Proceeds from sales of investment securities                                           3,060,700             -              -
    Proceeds from maturities of investment securities                                      1,300,000     2,000,000              -
    Proceeds from sales of real estate owned                                                       -        31,985        796,901
    Purchases of mortgage-backed securities                                                 (250,319)   (1,155,816)             -
    Proceeds from sales of mortgage - backed securities                                      614,329             -              -
    Principal receipts on mortgage-backed securities                                       2,073,516       971,209      1,043,482
    Principal receipts on loans to facilitate sales of real estate                               331         3,766              -
    Redemption of Federal Home Loan Bank stock                                                14,300        38,000         55,800
    Proceeds from sale of office properties and equipment                                        750       288,356              -
                                                                                          ----------     ---------      ---------
              Net cash and cash equivalents
                 provided (used) by investing activities                                    (314,564)    1,840,394      3,468,613
                                                                                          ----------     ---------      ---------

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

               Consolidated Statements of Cash Flows (Continued)




                                                                                          1992             1991             1990
                                                                                          ----             ----             ----
Cash flows from financing activities:
   Net increase (decrease) in savings deposits                                    $      3,996,953      (1,302,217)     (2,217,328)
   Net increase (decrease) in advance payments by borrowers                                 48,991         (58,336)        (11,264)
   Repayments of bonds                                                                  (1,368,000)       (976,000)       (986,000)
                                                                                        ----------       ---------       ---------
             Net cash and cash equivalents provided
                (used) by financing activities                                           2,677,944      (2,336,553)     (3,214,592)
                                                                                        ----------       ---------       ---------
             Net increase (decrease) in cash and cash equivalents                        2,077,816        (158,924)        604,456

Cash and cash equivalents at beginning of period                                         1,497,080       1,656,004       1,051,548
                                                                                        ----------       ---------       ---------
Cash and cash equivalents at end of period                                        $      3,574,896       1,497,080       1,656,004
                                                                                        ==========       =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest                                                         $        710,080       1,049,415       1,258,680
   Cash paid for income taxes                                                              122,405          66,000          12,500
                                                                                        ==========       =========       =========
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
   Transfer of investment securities to investments held for sale                 $        879,938               -              -
   Transfer of mortgage-backed securities to investments held
      for sale                                                                             588,514
   Real estate acquired in settlement of loans                                                   -               -          36,492
   Loans to facilitate sales of real estate owned:
      Qualifying for recognition of sale                                                         -               -         549,113
      Not qualifying for recognition as a sale                                                   -               -       1,135,572
                                                                                        ==========       =========       =========


See accompanying notes to consolidated financial statements.

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements

                           December 31, 1992 and 1991



(1)   Summary of Significant Accounting Policies

      The accounting and reporting policies of Citizens Federal Savings Bank and its subsidiaries (the Bank) conform to generally accepted accounting principles and to general practice within the thrift industry, where applicable, and to accounting rules prescribed by the Office of Thrift Supervision. The following is a description of the more significant of those policies which the Bank follows in preparing and presenting its consolidated financial statements.

      (A) PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of Citizens Federal Savings Bank and its wholly-owned subsidiaries, Citizens Capital Corporation and Citizens Service Corporation. All significant intercompany balances are eliminated in consolidation.

          During 1992 and 1990, respectively, Citizens Capital Corporation and
            Citizens Service Corporation, formerly wholly-owned subsidiaries, were merged into Citizens Federal Savings Bank. Citizens Capital Corporation and Citizens Service Corporation have been included in the consolidated financial statements since their incorporation, and the mergers do not affect the comparability of the accompanying consolidated financial statements.

      (B) CASH AND CASH EQUIVALENTS

          For purposes of reporting cash flows, cash and cash equivalents consist of cash on hand and interest-bearing deposits with banks, with original maturities of less than ninety days.

      (C) INVESTMENT SECURITIES AND INVESTMENTS HELD FOR SALE

          Investments consist of U.S. Government and agency obligations.
            Management determines the appropriate classification of investments at the time of purchase. If management has the intent and the Bank has the ability at the time of purchase to hold securities until maturity, they are classified as investment securities and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as held for sale and carried at the lower of cost or market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, the need to increase regulatory capital, and other similar factors.

          Discounts are accreted and premiums are amortized into interest income by a method which approximates the interest method over the remaining contractual terms of the respective securities. Gains and losses from the sale of investments are determined using the specific identification method.

      (D) MORTGAGE-BACKED SECURITIES

          Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. These securities are carried at cost, adjusted for accretion of discounts and amortization of premiums, since it is management's intention and the Bank has the ability to hold them to maturity. Discounts are accreted and premiums are amortized into interest income by a method which approximates the interest method over the remaining contractual terms of the respective securities adjusted for actual prepayments. Gains and losses from the sale of mortgage-backed securities are determined using the specific identification method.

                                                                     (Continued)
                                     F-35

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements



      (E) LOANS RECEIVABLE AND LOANS HELD FOR SALE

          Loans receivable are stated at unpaid principal balances, net of discounts, deferred loan origination fees, and the allowance for loan losses. Loans held for sale are carried at the lower of cost or fair value. Management determines the appropriate classification at the date of origination.

          Unamortized discounts on consumer loans are recognized over the contractual lives of the loans using a method which approximates the interest method.

          Uncollectible interest on loans that are contractually ninety days or more past due is charged off or an allowance is established. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

      (F) LOAN ORIGINATION FEES AND RELATED COSTS

          Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the interest method over the contractual lives of the loans, adjusted for expected prepayments and loan sales. If deferred fees are associated with a loan placed on nonaccrual status, amortization of the fees is ceased.

      (G) LOAN SERVICING FEES

          Fees arising from servicing loans for others are recognized as earned.

      (H) OFFICE PROPERTIES AND EQUIPMENT

          Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on a straight-line basis over the estimated useful lives of the related assets.

      (I) REAL ESTATE OWNED

          Real estate acquired either through loan foreclosure or in-substance foreclosure is initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value at the date of foreclosure. Costs relating to developing and improving property are capitalized, whereas costs relating to holding property are expensed.

          Valuations are periodically performed by management. If the carrying value of a property exceeds its fair value, an allowance is established through a provision for losses charged to earnings.

      (J) ALLOWANCE FOR LOSSES ON LOANS AND REAL ESTATE OWNED

          Provisions for losses on loans and accrued interest are charged to earnings when it is determined that the investment in such assets is greater than their fair value.





                                                                     (Continued)
                                     F-36

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements




          The allowance for estimated loan losses is based upon analyses of the loan receivable portfolio and is maintained at a level considered adequate by management to provide for potential loan losses. The analyses include management's consideration of such factors as economic conditions, loan portfolio characteristics, prior loan loss experiences, and results of reviews of the portfolio.

          Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in future economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination.

      (K) INVESTMENTS REQUIRED BY LAW

          The Bank, as a member of the Federal Home Loan Bank system, is required to acquire and hold shares of stock in the Federal Home Loan Bank, subject to certain minimum levels. The stock is carried at cost and dividends are recognized as income when received.

      (L) TAXES ON INCOME

          Deferred income taxes are provided on items which are reported in different years for tax purposes than for financial statement purposes.

          Statement of Financial Accounting Standards No. 109, Accounting for
            Income Taxes, was issued by the Financial Accounting Standards Board in February 1992. Statement 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

          Statement 109 must be adopted in 1993. Upon adoption, the provisions of the Statement may be applied without restating prior years' financial statements or may be applied retroactively by restating any number of consecutive prior years' financial statements. The Bank has not determined the impact that Statement 109 will have on its consolidated financial statements or the method that it will use to initially apply the Statement.

      (M) DEFERRED EXPENSES

          Deferred debt issuance costs, adjusted for amortization, are classified as other assets. These costs are recognized on a straight-line method over the contractual term of the related debt. As early retirement of the debt occurs, the amortization period is adjusted to coincide with the expected term of the debt.
                                                                     (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements



(2)   INVESTMENT SECURITIES

      Investment securities are summarized as follows:

                                                                   December 31, 1992
                                                 --------------------------------------------------
                                                                APPROXIMATE     GROSS         GROSS
                                                     BOOK         MARKET     UNREALIZED   UNREALIZED
                                                    VALUE          VALUE        GAINS        LOSSES
                                                 -----------    ----------   ----------   ----------
      U. S. Treasury securities                  $ 9,052,840     9,210,000      174,358       17,198
      Obligations of other U. S. government
          agencies and corporations                1,959,464     1,938,000        3,627       25,091
                                                 -----------    ----------   ----------   ----------
                                                 $11,012,304    11,148,000      177,985       42,289
                                                 ===========    ==========   ==========   ==========

                                                                   December 31, 1991
                                                 --------------------------------------------------
                                                                APPROXIMATE     GROSS         GROSS
                                                     BOOK         MARKET     UNREALIZED   UNREALIZED
                                                    VALUE          VALUE        GAINS        LOSSES
                                                 -----------    ----------   ----------   ----------
      U. S. Treasury securities                  $ 5,489,660     5,526,000      155,676      119,336
      Obligations of other U. S. government
          agencies and corporations                  675,000       693,000       18,000         -
                                                 -----------    ----------   ----------   ----------
                                                  6,164,660      6,219,000      173,676      119,336
                                                 ===========    ==========   ==========   ==========


      Management expects to recover the full book value of these investment securities upon their maturities.

      Investment securities held at December 31, 1992, mature on the following schedule:

                                                             APPROXIMATE
                                                     BOOK       MARKET
                                                     VALUE       VALUE
                                                 ----------  ----------
      Within 1 year                            $  1,777,721   1,799,000
      After 1 year through 5 years                8,468,613   8,585,000
      After 5 years through 10 years                765,970     764,000
                                                 ----------  ----------
                                               $ 11,012,304  11,148,000
                                                 ==========  ==========

      At December 31, 1992 and 1991, certain investment securities with par values totaling $1,000,000 were pledged to secure savings deposits. In addition, certain investments with par values totaling $1,500,000 at December 31, 1992, and $500,000 at December 31, 1991, were pledged to secure a commitment of funds from the Federal Home Loan Bank.


                                                                     (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements


(3)   MORTGAGE-BACKED SECURITIES

      Mortgage-backed securities consisted of the following:

                                                                   December 31, 1992
                                                    ---------------------------------------------------
                                                                Estimated        Gross         Gross
                                                    Book          market       unrealized   unrealized
                                                    value         value          gains        losses
                                                    -------     ----------    ---------     ---------
GNMA certificates                                 $1,877,366    1,942,000      70,896          6,262
FHLMC certificates                                   971,034    1,064,000      92,966           -
FNMA certificates (note 9)                         3,513,527    3,718,000     204,473           -
                                                   ---------    ---------     -------         ------
    Total mortgage-backed securities              $6,361,927    6,724,000     368,335          6,262
                                                   =========    =========     =======         ======


                                                                  DECEMBER 31, 1991
                                                  ---------------------------------------------------
                                                                 Estimated      Gross        Gross
                                                     Book          market     unrealized   unrealized
                                                     value         value        gains        losses
                                                  ----------    ---------    -----------   ----------
GNMA certificates                                 $2,643,587    2,809,000      165,413            -
FHLMC certificates                                 1,153,003    1,197,000       43,997            -
FNMA certificates (note 9)                         5,004,222    5,132,000      138,854        11,076
                                                   ---------    ---------      -------        ------
Total mortgage-backed securities                  $8,800,812    9,138,000      348,264        11,076
                                                   =========    =========      =======        ======

The book value and approximate market value of mortgage-backed securities by contractual maturity as of December 31, 1992 are shown below.
   Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                           Approximate
                                                                   Book                       market
                                                                   value                      value
                                                                  -------                    -------
                    Maturing within five years                    $367,126                   442,000
                    Maturing within five to ten years               56,356                    57,000
                    Maturing after ten years                     5,938,445                 6,225,000
                                                                 ---------                 ---------
                                                                $6,361,927                 6,724,000
                                                                ==========                ==========

Proceeds from the sales of mortgage-backed securities during the year ended December 31, 1990 were $973,188. There were no sales in 1991. Gross gains recognized for 1990 were $10,928. No gross losses were recognized in 1990.





                                                                     (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements




(4)       LOANS RECEIVABLE AND LOANS HELD FOR SALE

          Loans receivable at December 31, are summarized as follows:

                                                                1992         1991
                                                               -----        -----
  Loans secured by first mortgages on real estate:
     Principal balances:
           Secured by one-to-four family residences       $ 15,318,049   14,627,301
           Secured by other properties                         936,193    1,405,062
           Construction loans                                1,867,000      858,918
           Partially guaranteed by VA or insured by FHA             -            -
           Commercial participation                          1,274,918    1,280,865
                                                            ----------   ----------
                                                            19,396,160   18,172,146

     Less:
           Loans held for sale                                 758,935          -
           Loans in process                                    811,850      319,002
           Net deferred loan origination fees                   15,077       17,237
                                                            ----------   ----------
               Total first mortgage loans                   17,810,298   17,835,907
                                                            ----------   ----------
  Consumer and other loans:
     Consumer                                                5,411,573    5,703,038
     Commercial                                                362,978      163,536
     Loans on savings deposits                                 385,092      381,432
     Signature                                                 139,140      243,722
                                                            ----------   ----------
                                                             6,298,783    6,491,728

     Less:
           Unearned income                                      75,035      196,535
                                                            ----------   ----------
               Total consumer and other loans                6,223,748    6,295,193
                                                            ----------   ----------
     Less allowance for loan losses                            348,725      382,476
                                                            ----------   ----------
                                                          $ 23,685,321   23,748,624
                                                            ==========   ==========

Loans held for sale at December 31, 1992 are carried at book value, which approximates market value.

                                                                   (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements




Activity in the allowance for loan losses at December 31, is summarized as follows:

                                                                    1992             1991              1990
                                                                    ----             ----              ----
  Balance at beginning of period                                 $   382,476          309,846          323,437
  Provisions charged against income                                   23,436          158,509          151,329
  Chargeoffs                                                         (96,814)        (159,877)        (219,091)
  Recoveries                                                          39,627           73,998           54,171
                                                                     -------          -------          -------
  Balance at end of period                                       $   348,725          382,476          309,846
                                                                     =======          =======          =======

The following is a summary of the principal balances of loans on nonaccrual status at December 31:

                                                                    1992             1991              1990
                                                                    ----             ----              ----
  Loans contractually past due 90 days or
     more and/or on nonaccrual status:
           Residential                                           $  153,000          123,000          221,000
           Consumer and commercial                                   42,000           20,000           89,000
                                                                    -------          -------          -------
                                                                 $  195,000          143,000          310,000
                                                                    =======          =======          =======

During the years ended December 31, 1992, 1991, and 1990, interest income of approximately $10,365, $13,826, and $31,636, respectively, was not recorded related to loans accounted for on a nonaccrual basis. No income was recorded on loans in nonaccrual status during 1992, 1991, and 1990. As of December 31, 1992, there were no commitments to extend additional credit to borrowers who had loans in nonaccrual status.

In the ordinary course of business, the Bank makes loans to directors and executive officers and their related interests. Such loans were made on substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions with other borrowers and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors and executive officers and their related interests are as follows:

                        Balance at December 31, 1990                              $   239,067
                        Repayments                                                    (64,388)
                                                                                      -------

                        Balance at December 31, 1991                                  174,679
                        Advances                                                      150,819
                        Repayments                                                   (149,826)
                                                                                      -------

                        Balance at December 31, 1992                               $  175,672
                                                                                      =======

                                                                     (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements




(5)  REAL ESTATE OWNED

     Real estate owned at December 31, consists of the following:

                                                                                1992              1991
                                                                                ----              ----
         Foreclosed real estate                                             $  638,704             -
         Loans to facilitate the sale of foreclosed real estate                550,831        1,174,297
         Less allowance for losses                                            (297,000)        (222,000)
                                                                              --------         --------
                                                                            $  892,535          952,297
                                                                              ========         ========

     Loans to facilitate the sale of foreclosed real estate are accounted for under the deposit method, as these sales did not meet the minimum down payment requirements necessary for sales recognition.

     The activity in the allowance for estimated losses on real estate owned consists of the following:

                                                                                1992              1991           1990
                                                                                ----              ----           ----
         Allowance at beginning of year                                     $  222,000          175,809           78,809
         Provision for estimated losses                                         75,000           46,191           97,000
                                                                               -------          -------           ------
         Allowance at end of year                                           $  297,000          222,000          175,809
                                                                               =======          =======          =======

(6)  LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans are $17,242,761 and $11,962,090 at December 31, 1992 and 1991,
        respectively.

(7)  OFFICE PROPERTIES AND EQUIPMENT

     Office properties and equipment, less accumulated depreciation, consist of the following at December 31:

                                                                                                  1992           1991
                                                                                                  ----           ----
              Land                                                                          $   105,500          105,500
              Office buildings and improvements                                                 982,613          973,291
              Furniture, fixtures, and equipment                                                505,214          470,550
              Automobiles                                                                        10,184           16,884
                                                                                              ---------        ---------
                                                                                              1,603,511        1,566,225
              Less accumulated depreciation                                                     940,248          887,781
                                                                                              ---------        ---------
                                                                                            $   663,263          678,444
                                                                                              =========        =========


                                                                   (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements




(8)  SAVINGS DEPOSITS

     Savings deposit balances at December 31, are summarized as follows:

                                                                         1992                           1991
                                                                --------------------           -------------------------
                                                                Amount        Percent          Amount            Percent
                                                                ------        -------          ------            -------
     Noninterest-bearing demand deposits                   $   127,709         0.3%           113,492              0.3%
     N.O.W. accounts and Super N.O.W. accounts at 3.0%       3,687,614         8.1          2,893,897              6.9
     Passbook savings at 3.75%                              10,447,197        22.8          6,815,703             16.4
                                                            ----------       -----         ----------            -----
                                                            14,262,520        31.2          9,823,092             23.6
                                                            ----------       -----         ----------            -----
     Certificates
           3.0% to 3.9%                                      8,654,240        18.9               -                 -
           4.0% to 4.9%                                      7,832,565        17.1          1,149,347              2.8
           5.0% to 5.9%                                      3,960,991         8.7         10,990,229             26.4
           6.0% to 6.9%                                      4,004,177         8.8          7,183,394             17.2
           7.0% to 7.9%                                      2,852,780         6.2          6,420,260             15.4
           8.0% to 8.9%                                      2,949,518         6.5          4,683,893             11.2
           9.0% to 9.9%                                        993,181         2.2          1,262,804              3.0
          10.0% to 10.9%                                       173,557         0.4            173,557              0.4
                                                            ----------       -----         ----------            -----
     Total Certificates                                     31,421,009        68.8%        31,863,484             76.4
                                                            ----------       -----         ----------            -----
                                                           $45,683,529       100.0%        41,686,576            100.0%
                                                            ==========       =====         ==========            =====
     Weighted average cost
        of savings deposits                                    5.21%                         6.66%
                                                               ====                          ====


     Scheduled maturities of certificates are as follows:

                                                                       1992               1991                1990
                                                                       ----               ----                ----
        1 month to 12  months                                    $  18,711,645         24,665,676         24,923,718
        12 months to 24 months                                       5,885,905          3,721,646          4,545,742
        24 months to 36 months                                       2,514,144          1,299,986          1,759,708
        Over 36 months                                               4,309,315          2,176,176          2,015,884
                                                                   -----------        -----------        -----------
                                                                 $  31,421,009         31,863,484         33,245,052
                                                                   ===========        ===========        ===========

     Certificates with face values greater than or equal to $100,000 were $3,690,694 and $5,199,097 at December 31, 1992 and 1991, respectively.





                                                                     (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements



Interest expense on deposits for the years ended December 31, 1992, 1991, and 1990, is summarized as follows:

                                                                 1992         1991            1990
                                                                ------        -----           -----
              N.O.W. accounts and Super N.O.W. accounts  $     113,272           133,946          153,066
              Passbook savings                                 342,693           337,408          338,522
              Certificates of deposit                        1,825,061         2,333,676        2,719,392
                                                             ---------         ---------        ---------
                                                         $   2,281,026         2,805,030        3,210,980
                                                             =========         =========        =========

(9)              BONDS PAYABLE

                 During 1985, the Bank initiated a long-range restructuring program which resulted in the formation of Citizens Capital Corporation, a wholly-owned subsidiary. In conjunction with the restructuring, the Bank exchanged approximately $12.8 million in first mortgage loans for guaranteed mortgage pass- through certificates issued by the Federal National Mortgage Association (FNMA certificates) with an effective yield of approximately 8.8 percent. The FNMA certificates were transferred to Citizens Capital Corporation, which issued approximately $9.6 million in bonds payable, secured by the FNMA certificates. The bonds bore interest at 11.375 percent, and were scheduled to mature on February 1, 2003.

                 During 1992, the Bank paid in full its obligation under the bonds prior to the merger of Citizens Capital Corporation into the Bank. The FNMA certificates held by Citizens Capital Corporation were transferred to the Bank.

(10)  INCOME TAXES

                     Components of income tax expense (benefit) for the years
                        ended December 31, 1992, 1991, and 1990, are as follows:

                                                1992    1991     1990
                                                ----    ----     ----
                     Current              $    49,861  113,370  (66,409)
                     Deferred                  56,932  (15,408)      -
                                               ------  -------   -------
                                          $   106,793   97,962  (66,409)
                                              =======   ======  ========

                     Net operating loss carryforwards available to offset
                        taxable income for state tax purposes in future years amounted to approximately $946,000 at December 31, 1992. These carryforwards expire as follows:

                        Tax year ended December 31,
                                  2003                      $   156,000
                                  2004                          725,000
                                  2005                           65,000
                                                            -----------
                                                            $   946,000
                                                            ===========



                                                                     (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements




                     Deferred income taxes result from timing differences in
                        the recognition of income and expenses for tax and financial statement purposes. The sources of these timing differences and their tax effects are as follows:

                                                                 1992        1991        1990
                                                                 -----       ----        ----
Deferred compensation                                      $    55,018     (18,572)      (7,389)
Difference in recognition of loan fees                             736       1,369        7,588
Interest income reported in different periods
      for tax and financial statement purposes                  -             -         (10,513)
FHLB stock dividend not currently
      recognized for tax purposes                                2,958       6,600       11,037
Gain on FHLB stock redeemed                                     (1,780)     (4,805)      (4,178)
Other, net                                                         -           -          3,455
                                                              --------     -------      --------
       Deferred income tax expense (benefit)               $    56,932     (15,408)        -
                                                              ========     =======      ========

        The reasons for the differences between actual income tax expense (benefit) and the amounts computed by applying the U.S. Federal income tax rate to the earnings (loss) before income tax expense (benefit) are as follows:


                                                                 1992        1991        1990
                                                                 ----        ----        ----
Computed "expected" federal income tax expense (benefit)    $   76,202      45,931      (15,048)
Increase (reduction) in taxes resulting from:
       Tax bad debt deduction (greater) less than
           financial statements                                 30,591      52,031      (51,361)
                                                              --------     -------      --------
                 Actual income tax expense (benefit)        $  106,793      97,962      (66,409)
                                                              ========     =======      ========

                     The Bank is allowed a special bad debt deduction for tax
                        purposes limited generally to the greater of 8% of otherwise taxable income or actual loss experience. The Bank used the experience method in 1992, 1991, and 1990. If the amounts that qualify as deductions for Federal income tax purposes under the percentage method are later used for purposes other than for bad debt losses, they will be subject to Federal income tax at the then current corporate rate. Retained earnings at December 31, 1992 and 1991, includes approximately $550,000 and $475,000, respectively, for which federal income tax has not been provided.

(11)  EMPLOYEE BENEFITS AND DEFERRED COMPENSATION

                     The Bank has a noncontributory, defined-benefit retirement plan for substantially all eligible employees. The Bank is a member of the Financial Institutions Retirement Fund, which is a nonprofit pension trust through which the Federal Home Loan Bank, savings banks and similar institutions may cooperate in providing for the retirement of their employees. No contributions were required in 1992, 1991, and 1990. The Bank's policy is to fund pension costs as accrued.

                     As of December 31, 1991 the Bank had recorded a liability
                        for deferred directors' compensation of $161,820. In January 1992, the Bank paid its deferred compensation obligation to its directors and terminated all deferred compensation agreements. Deferred compensation expense amounted to $0, $61,679 and $28,563 for the years ended December 31, 1992, 1991 and 1990, respectively.



                                                                     (Continued)
                                     F-45

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements

(12)  RECONCILIATION OF RETAINED EARNINGS AND NET EARNINGS (LOSS)


                     To fairly state the accompanying consolidated financial
                        statements in accordance with generally accepted accounting principles, certain adjustments are reflected which had not been made in the Bank's books and reports filed with the Office of Thrift Supervision. The following reconciliation provides details of the nature and amount of such adjustments.

                                                        RETAINED                   NET EARNINGS FOR
                                                        EARINGS                         YEAR ENDED
                                                                      -----------------------------------------
                                                      DECEMBER 31,                DECEMBER 31,
                                                         1992            1992           1991           1990
                                                         ----            ----           ----           ----
Per reports submitted to the Office of Thrift
    Supervision                                      $  1,911,141       117,332         37,121           85,652
Adjustment of tax accounts                                -               -               -              69,038
To adjust provision for possible losses on loans
     and real estate owned                                -               -               -             (97,000)
To adjust deferred compensation liabilities               -               -               -             (10,943)
To record net loss on sale of real estate owned           -               -               -             (65,213)
To record accretion of discount on loans to
     facilitate sales of real estate                      -               -               -              26,365
To reverse accrual of supervisory examination fee         -               -               -              18,000
Other adjustments                                         -               -               -              (3,748)
                                                       ----------     ---------      ----------       ---------
Balance in accordance with generally accepted
   accounting principles                             $  1,911,141       117,332          37,121          22,151
                                                       ==========     =========      ==========       =========


(13)  FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

                     The Federal Deposit Insurance Corporation Improvement Act
                        of 1991 (FDICIA) was signed into law on December 19, 1991. FDICIA includes provisions requiring "prompt corrective action" for insured depository institutions that do not meet certain capitalization criteria. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

                     The prompt corrective action regulations define specific
                        capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "adequately capitalize," an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4%, and a total risked-based capital ratio of at least 8%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less.

                     After consideration of the capital infusion received on
                        February 1, 1993, as discussed in note 15, the Bank meets the criteria for "adequately capitalized" as defined by FDICIA and the minimum capital level required by the supervisory agreement discussed in note 16.


                                                                     (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements




(14) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

                     The Bank is a party to financial instruments with
                        off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and undisbursed lines of credit. The commitments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

                     The Bank's exposure to credit loss in the event of
                        nonperformance by the other party to the financial instrument for commitments to extend credit and unused lines of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

                     Commitments to extend credit are agreements to lend to a
                        customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include property, plant, or equipment.

                     The Bank had outstanding commitments to originate loans of approximately $633,000 at December 31, 1992. The commitments were composed entirely of fixed rate loans with interest rates ranging from 7.5% to 8.875%. The Bank had undisbursed advances on customer lines of credit of approximately $594,000 and $215,000 at December 31, 1992 and 1991, respectively. There were no commitments to purchase or sell loans at December 31, 1992.

                     Most of the Bank's business activity is with customers
                        located within Roane County and adjacent counties in East Tennessee. A majority of the loans are secured by residential or commercial real estate or other commercial property. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrower. The Bank grants residential, consumer, and commercial loans to customers in Roane County and adjacent counties.

                     The Bank has four loans with an aggregate net carrying
                        value of $2,122,771 at December 31, 1992 that are secured by commercial real estate located in Texas, Mississippi, Virginia, and Florida.

                                                                     (continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements




(15)  CONVERSION/ACQUISITION

                     In order to increase its regulatory capital levels to
                        comply with the supervisory agreement described in note 16, on May 20, 1992, the Bank entered into an acquisition agreement under which the Bank would convert from mutual to stock form and be acquired by Peoples Financial Services, Inc. (Peoples).
                        Previously, in April 1992, the Bank filed an application with the OTS to convert from mutual to stock form under the modified conversion regulations, but the OTS determined that the Bank could not utilize the modified conversion regulations. Under the terms of the agreement with Peoples, shares of Peoples common stock were offered to eligible members of Citizens Federal. Any shares not purchased by eligible members of Citizens Federal were sold through a direct community offering by Peoples. At the time of the acquisition by Peoples, Citizens Federal converted from a Federally-chartered mutual savings bank to a Federally-chartered stock savings bank. The acquisition by Peoples received approval from all required regulatory authorities and was consummated on February 1, 1993. As a result of the stock offering, gross proceeds of approximately $1,405,000 were generated.

                     As of December 31, 1992, the Bank had incurred $367,567 of costs associated with the conversion / acquisition, of which $30,248 was charged to operations and $337,219 had been deferred. All deferred conversion costs have been netted against the proceeds of the stock offering by Peoples subsequent to the conversion / acquisition. After netting deferred conversion costs against the proceeds of the stock offering, the Bank increased its capital by approximately $896,000. As a result of the capital infusion, the Bank increased its tangible capital above the level required by the supervisory agreement.

                     For the purpose of granting eligible members of the Bank a priority in the event of future liquidation, the Bank at the time of conversion established a liquidation account equal to its retained earnings as of the date of the latest consolidated balance sheet used in the final conversion offering circular. In the event of future liquidation of the converted bank (and only in such event), an eligible deposit account holder who continues to maintain his deposit account shall be entitled to receive a distribution from the liquidation account, in the proportionate amount of the adjusted balance from deposit accounts held at that time, before any liquidation distributions may be made with respect to capital stock. After the conversion, no dividends may be paid to stockholders if such dividends reduce retained earnings of the Bank below the amount required for the liquidation account.

(16)  SUPERVISORY AGREEMENT

                     The Bank entered into a supervisory agreement with the
                        Office of Thrift Supervision in September 1991. The agreement requires the Bank to:

                     o Plan for an increase in tangible capital to at least five percent of total assets by December 31, 1992.

                     o Plan for the reduction of classified assets, which are principally comprised of loans secured by commercial real estate located outside Tennessee (note 14), to less than 100% of tangible capital plus general valuation allowances by December 31, 1992.

                     o Modify certain lending and operating practices. None of the required modifications is expected to significantly impact operations or earnings.

                     Management has taken substantive steps to comply with each of the requirements discussed above.




                                                                     (Continued)

                 CITIZENS FEDERAL SAVINGS BANK AND SUBSIDIARIES
                              ROCKWOOD, TENNESSEE

                   Notes to Consolidated Financial Statements





(17)  INVESTMENTS HELD FOR SALE

                     At December 31, 1991, investments held for sale were
                        carried at their cost of $2,232,661, which approximated their market value. These securities were sold in January, 1992; gross proceeds from these sales were $2,243,922, and gross gains of $11,261 were recognized.

                     Proceeds from the sale of securities during the year ended
                        December 31, 1992 were $3,060,700. Gross gains of $37,076 and gross losses of $88,972 were recognized on such sales. There were no sales of investments during 1991 or 1990.

                                                                    APPENDIX A-1


                      AGREEMENT AND PLAN OF REORGANIZATION

                 THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is made and entered into as of this 27th day of December, 1993 between TRANS FINANCIAL BANCORP, INC., a Kentucky corporation ("Corporation"), and PEOPLES FINANCIAL SERVICES, INC., a Tennessee corporation ("PFS").


                 W I T N E S S E T H :

                 The Boards of Directors of Corporation and PFS have approved, and deem it advisable and in their respective shareholders' best interests to consummate, the business combination transaction (the "Merger") provided for herein and in the Plan of Merger between Corporation and PFS executed of even date herewith and incorporated by reference herein as if fully set out herein (the "Plan of Merger" or the "Plan");

                 Corporation and PFS are willing to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

                 For federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended.

                 NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, agreements and undertakings herein contained, the parties hereby agree as follows:


                                   ARTICLE 1

                                  DEFINITIONS

                 "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.

                 "Closing" shall mean the closing of the transactions contemplated herein and in the Plan of Merger, and "Closing Date" shall mean the date and time specified pursuant to Section 2.2 hereof as the date of the Closing.

                 "Code" shall mean the Internal Revenue Code of 1986, as amended.

                 "Commission" shall mean the Securities and Exchange Commission.

                 "Corporation Common Stock" shall mean the common stock, no par value, of Corporation.

                 "Corporation Financial Statements" shall mean (i) the audited consolidated balance sheets (including related notes) of Corporation as of December 31, 1992, 1991 and 1990 and the related audited consolidated statements of income, changes in shareholders' equity and cash flows (including related notes) for the years ended December 31, 1992, 1991 and 1990, and the unaudited consolidated balance sheet as of September 30, 1993 and the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows (including related notes) of Corporation for the nine months ended September 30, 1993, and (ii) the consolidated balance sheets and related consolidated statements of income, changes in shareholders' equity and cash flows (including related notes) of Corporation with respect to periods ending subsequent to September 30, 1993.

                 "Corporation Subsidiary" shall mean each company or other organization of which at least a majority of the securities or other interests is directly or indirectly owned or controlled by Corporation.

                 "Effective Time" is defined at Section 2.1.

                 "Federal Reserve" shall mean the Board of Governors of the Federal Reserve System.

                 "KCBA" shall mean the Kentucky Business Corporation Act.

                 "KDFI" shall mean the Kentucky Department of Financial Institutions.

                 "OTS"  shall mean the Office of Thrift Supervision.

                 "PFS Common Stock" is defined at Section 4.1.B.

                 "PFS Financial Statements" shall mean (i) the audited consolidated balance sheets (including related notes) of PFS as of December 31, 1992, 1991 and 1990, the related audited consolidated statements of income, changes in shareholders' equity, and statements of cash flows (including related notes) for the years ended December 31, 1992, 1991 and 1990, and the unaudited balance sheet as of September 30, 1993 and the consolidated statements of income, changes in shareholders' equity and cash flows (including related notes) of PFS for the nine months ended September 30, 1993, (ii) the audited balance sheets (including related notes) of Citizens Federal Savings Bank as of December 31, 1992, 1991 and 1990, the related audited statements of income, changes in retained earnings, and the statements of cash flows (including related notes) for the years ended December 31, 1992, 1991 and 1990, and (iii) the consolidated balance sheet and related consolidated statements of income, changes in shareholders' equity and cash flows (including related notes) of PFS with respect to periods ending subsequent to September 30, 1993.

                 "PFS Subsidiary" is defined at Section 4.1C.

                 "Previously Disclosed" shall mean disclosed prior to the execution hereof in the letter dated of even date herewith from the party making such disclosure and delivered to the other party contemporaneously with the execution hereof.

                 "Proxy Statement/Prospectus" shall mean the proxy statement/prospectus together with any supplements thereto sent to the shareholders of PFS to solicit their votes in connection with this Agreement and the Plan of Merger.

                 "Registration Statement" shall mean the registration statement with respect to the Corporation Common Stock to be issued in connection with the Merger as declared effective by the Commission under the Securities Act of 1933, as amended.

                 "Securities Laws" shall mean /i/ the Securities Act of 1933, as amended (the "Securities Act"); the Securities Exchange Act of 1934, as amended (the "Exchange Act"); the Investment Company Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the Commission promulgated thereunder, and /ii/ all applicable state securities laws.

                 "TBCA" shall mean the Tennessee Business Corporation Act.

                 "TDFI" shall mean the Tennessee Department of Financial Institutions.

                                   ARTICLE 2

                                   The Merger

         2.1 Effective Time of Merger. Upon the terms and conditions set forth in this Agreement and the Plan of Merger, Articles of Merger (the "Articles of Merger") shall be duly prepared and executed by Corporation and PFS, and thereafter delivered to the Secretary of State of the Commonwealth of Kentucky and the Secretary of State of the State of Tennessee for filing, as provided in the KCBA and the TBCA, on the Closing Date. The Merger shall become effective upon the filing with the Kentucky Secretary of State and with the Tennessee Secretary of State, or at such time and date thereafter as is provided in the Articles of Merger (the "Effective Time").

         2.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by Corporation

(the "Closing Date"), which shall be no later than the fifth business day following the last to occur of /i/ the effective date of the last order, approval, or exemption of any federal or state regulatory agency approving or exempting the Merger if such action is required, and /ii/ the expiration of all required waiting periods after the filing of all notices to all federal or state regulatory agencies required for consummation of the Merger, at the offices of Wyatt, Tarrant & Combs, 2800 Citizens Plaza, Louisville, Kentucky, or at such other date and time, and at such other place, as may be mutually agreed upon by Corporation and PFS.


                                   ARTICLE 3

                                   COVENANTS

         3.1 Shareholders' Meeting. This Agreement and the Plan of Merger shall be submitted for approval to the shareholders of PFS at a meeting to be called and held in accordance with the applicable provisions of law and the Articles of Incorporation and Bylaws of PFS (the "Meeting"). PFS shall cause the Meeting to be held as promptly as practicable and shall disseminate to its shareholders all materials required of it under law to be disseminated in connection with the consideration by the shareholders of this Agreement and the Plan. The Board of Directors of PFS shall recommend that its shareholders adopt and approve this Agreement and the Plan of Merger at the Meeting and shall take all action necessary or helpful to secure a vote of shareholders in favor of the Merger. Immediately after the Meeting, PFS shall notify Corporation of the results of the Meeting.

         3.2 Proxy Statement/Prospectus. As promptly as practicable after the date hereof, Corporation and PFS shall prepare the Proxy Statement/Prospectus to be mailed to the shareholders of PFS in connection with the Merger and to be filed by Corporation as part of the Registration Statement. Corporation and PFS shall cooperate with each other in order to facilitate the preparation, filing and clearance of the Registration Statement and the Proxy Statement/Prospectus under the Securities Laws. Each of Corporation and PFS will promptly advise the other if it determines that any information furnished by it to the other specifically for use in the Registration Statement, including the Proxy Statement/Prospectus included therein, is or becomes false or misleading in any material respect. In no event shall either party hereto be liable for, and each party shall indemnify and hold the other harmless from, any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning the other party furnished by such other party specifically for use in the Registration Statement. Corporation will advise PFS, promptly after it receives notice thereof, of the time when the Registration Statement or any post-effective amendment thereto has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Corporation Common Stock issuable in connection with the Merger or offering or sale in any jurisdiction, or the initiation or threat of any proceeding for any such purpose, or of any request by the Commission for the amendment or supplement of the Registration Statement or for any additional information. Corporation shall take all actions necessary to register or qualify the shares of Corporation Common Stock to be issued in the Merger pursuant to all applicable state "blue sky" or securities laws and shall maintain such registrations or qualifications in effect for all purposes hereof.

         3.3 Cooperation. PFS and Corporation shall proceed expeditiously and cooperate fully in making application for all necessary regulatory approvals, in the procurement of any other consents and approvals, and in the taking of any other action and the satisfaction of all other requirements prescribed by law or otherwise, necessary for consummation of the Merger on the terms provided herein and in the Plan of Merger. Corporation shall, and PFS shall, and shall cause each PFS Subsidiary to, use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and to consummate the transactions contemplated by this Agreement and the Plan of Merger, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity or any other public or private third party which is required to be obtained or made by such party in connection with the Merger and the transactions contemplated by this Agreement and the Plan of Merger. Each of PFS and Corporation shall cooperate fully with, and provide true, complete and accurate information to, the other in connection with their requests and applications for consents and governmental clearance, approvals, licenses or permits, if any, which are necessary for the Merger and Corporation's ownership and operation of PFS's business following the Merger.

         3.4 Conduct of Business Prior to Closing. Except with the prior written consent of Corporation or as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the Effective Time or the date this Agreement is terminated, neither PFS nor any PFS Subsidiary shall:

                 A. conduct its business other than in the usual, regular and ordinary course or fail to use its best efforts to preserve its business organization intact or to keep available to Corporation the services of its present officers and employees or to preserve the good will of its customers and others having business relations with it;

                 B. fail to comply in all material respects with all applicable laws and regulations which relate to the conduct of its business;

                 C. amend its articles of incorporation or association or bylaws;

                 D. except upon the exercise of outstanding options to purchase 3,111 shares of PFS Common Stock, issue any shares of authorized capital stock or securities convertible into such shares, or purchase, redeem, retire or otherwise acquire any of its outstanding shares, or sell or give any option or right to purchase, hypothecate, pledge or otherwise encumber or dispose of any such shares or any shares held in treasury, if any, make or effect any other change in the structure or composition of its capital stock or agree to do any of the foregoing;

                 E. in the case of PFS only, declare or pay any dividends or otherwise make distributions with respect to its capital stock;

                 F. except as Previously Disclosed, enter into, adopt, amend or terminate any employee benefit plan, except as required by law, or enter into any employment agreement with any person or, except in a manner consistent with past practices, grant any increase in the compensation (including bonus and benefit plans and all other non-cash compensation) of any of its employees;

                 G. solicit or encourage (including by way of furnishing nonpublic information) inquiries, or authorize or permit any of its officers, directors, employees, advisors or representatives to solicit or encourage, or take any other action to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal (as defined below) or agree to or endorse any takeover proposal, or participate in an discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving PFS or any PFS Subsidiary or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, PFS or any PFS Subsidiary other than the transactions contemplated by this Agreement;

                 H. borrow or agree to borrow any amount of funds or incur any obligation or liability except in the ordinary course of business consistent with prior practice, or guarantee or agree to guarantee any material obligations of others except for letters of credit and guaranties of signatures in the ordinary course of business;

                 I. except in the ordinary course of business, cancel any indebtedness owing to it or any claims that it might have possessed, waive any material rights of substantial value or sell, lease, encumber, otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of any of its assets;

                 J. except as Previously Disclosed, amend, modify or terminate any material agreement or contract other than in the ordinary course of business or commit any act or omit to do any act that would cause a breach of any lease, contract or commitment to which it is a party or by which its property or business is bound or affected, or which would have a material adverse effect on its financial condition, operations or assets; or

                 K. enter into or agree to enter into any agreement or contract that would have been required to be Previously Disclosed pursuant to this Agreement, other than such contracts and agreements entered into in the ordinary course of business.

         3.5 Access to Information. Upon reasonable notice, Corporation and PFS shall each (and shall cause each of their respective subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Corporation and PFS shall (and shall cause each of their respective subsidiaries to) make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the Securities Laws or federal or state banking laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Corporation and PFS shall each, and each shall cause its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained in such investigation (including information obtained prior to the date hereof) which is not otherwise publicly disclosed, other than as a result of a disclosure by the other party or the other party's representatives (unless such information (i) thereafter becomes lawfully obtainable from other sources or (ii) is required to be disclosed in any application required to be filed hereunder with any governmental agency or authority and confidential treatment of such information is requested), and to return all such information, and not retain any copies, extracts, or other reproductions in whole or in part, if this Agreement is terminated pursuant to Article 6, said undertakings to survive any termination of this Agreement pursuant to Article 6. No investigation by either Corporation or PFS shall affect the representations and warranties to the other except to the extent such representations and warranties are by their terms qualified by disclosures made to the other party. The undertakings in this Section 3.5 shall survive any termination of this Agreement.

         3.6 Press Releases. All parties to this Agreement agree that any press release or other public announcement by either party pertaining to the Merger shall be coordinated with the other parties hereto; provided, however, that nothing contained herein shall prohibit either party from making any disclosure required by law which its counsel deems necessary, provided the other party is given written notice thereof.

         3.7 Updating of Information by PFS. PFS will furnish Corporation with all reports and statements filed by it or any PFS Subsidiary with any regulatory authority and the PFS Financial Statements, such reports and statements to be furnished promptly after their filing or the preparation thereof. Each such report and statement shall have been prepared in accordance with and shall comply in all material respects with applicable law and the regulations governing its preparation.

         3.8 Accounting Treatment. PFS shall not intentionally take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a "pooling of interests" for accounting purposes and neither Corporation nor PFS shall intentionally take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code.

         3.9 PFS Affiliates. PFS shall, prior to the Closing Date, cause to be delivered to Corporation a list, reviewed by PFS's counsel, identifying all affiliates of PFS (as such term is used in Rules 144 and 145 promulgated by the Commission under the Securities Laws). PFS shall furnish such information and documents as Corporation may reasonably request for the purpose of reviewing such list. PFS shall cause each person who is identified as an "affiliate" in the list furnished pursuant to this Section and who is to receive any shares of Corporation Common Stock pursuant to the Merger to execute a written agreement on or before the Closing Date, in substantially the form attached hereto as Exhibit 3.9 (collectively, the "Affiliate Agreements"), that such person will not dispose of any shares of Corporation Common Stock received in the Merger until such time as financial results covering at least 30 days of combined operations of Corporation and PFS shall be published and that such person, for a period of two years (or three years if that person becomes an affiliate of Corporation) following the Effective Time, (i) will not offer to sell or otherwise dispose of any of the shares of Corporation Common Stock received pursuant to the Merger in violation of the Securities Laws, (ii) will acknowledge the placement of a legend on the certificate(s) representing the "affiliate's" shares of Corporation Common Stock referring to the issuance of such shares in a transaction to which





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
said Rule 145 is applicable, and (iii) will acknowledge the giving of stop-transfer instructions to Corporation's transfer agent with respect to the "affiliate's" certificates evidencing Corporation Common Stock received in the Merger, which shall be effective absent evidence of compliance with said Rule
145. Corporation shall during the period any "affiliates" hold shares of Corporation Common Stock so restricted comply with the requirements of Rule 144(c) under the Securities Act of 1933 to allow such shares of Corporation Common Stock held by such "affiliates" to be transferrable by the "affiliates" in compliance with paragraphs (c), (e), (f) and (g) of Rule 144.

         3.10 Employee Benefits. At, or as soon as administratively feasible after, the Effective Time, employees and officers of PFS and each PFS Subsidiary shall be provided with such employee benefits as Corporation from time to time generally provides to employees and officers of a Corporation Subsidiary, including, but not limited to, participation in Corporation's Employee Stock Ownership Plan, Savings Investment Plan, life, medical and hospitalization and disability insurance, and sick pay, vacation, personal leave and severance benefits, on a non-discriminatory and substantially similar basis. For purposes of providing such benefits to employees and officers of PFS or any PFS Subsidiary after the Effective Time, the Corporation shall credit such employees and officers for years of service at PFS or any PFS Subsidiary prior to the Effective Time for purposes of eligibility, vesting, and benefit amounts paid or privileges provided.

                 3.11     Dividends.       Beginning with the second calendar
quarter of 1994 and for each succeeding calendar quarter thereafter prior to the calendar quarter in which the Effective Time shall occur, PFS may declare and pay dividends on shares of PFS Common Stock in an amount not to exceed $.72 per share of PFS Common Stock; provided, however, except as hereinbelow provided, PFS shall not declare or pay any dividends or make any distributions in any amount on PFS Common Stock in the quarter in which the Effective Time shall occur and in which the shareholders of PFS Common Stock are entitled to receive regular quarterly dividends on the shares of Corporation Common Stock into which the shares of PFS Common Stock have been converted. It is the intent of this Section 3.11 to provide that the holders of PFS Common Stock will receive either the payment of cash dividends on their shares of PFS Common Stock or the payment of cash dividends as the holders of shares of Corporation Common Stock received in the Exchange for the calendar quarter in which the Effective Time shall occur, but will not receive and will not become entitled to receive for the same calendar quarter both the payment of a cash dividend as a holder of PFS Common Stock and the payment of a cash dividend as a holder of Corporation Common Stock.

                 3.12 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and the Plan of Merger, each party to this Agreement shall take all such necessary action.


                                   ARTICLE 4

                         REPRESENTATIONS AND WARRANTIES
                      WITH RESPECT TO PFS AND CORPORATION

         4.1 PFS's Representations and Warranties. PFS hereby represents and warrants to Corporation as follows:

                 A.       Corporate Standing; Authorization.

                          /i/     PFS is a bank holding company registered
         under the BHCA and a savings and loan holding company registered under the Savings and Loan Holding Company Act. PFS and each PFS Subsidiary is a Tennessee corporation or banking corporation, duly organized, validly existing under the laws of the State of Tennessee, or federal savings bank, duly organized, validly existing and in good standing under the laws of the United States of America. PFS and each PFS Subsidiary organized under the laws of the State of Tennessee has paid all fees due and owing to the Office of the Tennessee Secretary of State, has delivered to that office its most recent annual report as required by the Act, and has never filed articles of dissolution with the Tennessee Secretary of State or the TDFI. PFS has delivered to Corporation true and correct copies of the Charter and Bylaws of PFS and all amendments thereto through the date hereof. PFS and each PFS Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

                          /ii/    The execution and delivery of this Agreement
         and the Plan of Merger do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, shall be deemed hereunder a "Violation") pursuant to, any provision of the articles of incorporation or articles of association or bylaws of PFS or any PFS Subsidiary, or, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declaration and filings referred to in paragraph /iii/ below, or result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan (as defined in Section 4.1L) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to PFS or any PFS Subsidiary or their respective properties or assets.

                          /iii/ Except (a) for consents, approvals, orders, and authorizations from the Federal Reserve, the OTS and the TDFI, and (b) for the filing of Articles of Merger with the Kentucky Secretary of State and the Tennessee Secretary of State, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to PFS or any PFS Subsidiary in connection with the execution and delivery of this Agreement and the Plan of Merger, or the consummation by PFS of the transactions contemplated hereby and thereby.

                      /iv/        PFS has all requisite corporate power and
         authority to enter into and, subject to the approval of its shareholders, to consummate the transactions contemplated by this Agreement and the Plan of Merger. The execution and delivery of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of PFS, subject to the approval of this Agreement and the Plan of Merger by the shareholders of PFS. This Agreement and the Plan of Merger have been duly executed and delivered by PFS, and constitute the legal, valid and binding obligations of PFS enforceable against it in accordance with their terms.

                 B. Capital Structure of PFS. The authorized capital stock of PFS consists of 100 shares of organizational common stock with $10.00 par value per share ("PFS Organizational Common Stock") and 1,000,000 shares of common stock without par value ("PFS Common Stock"). At the date hereof, (i) no shares of PFS Organizational Common Stock are issued or outstanding, and
(ii) 236,777 shares of PFS Common Stock are validly issued and outstanding and fully paid and nonassessable, no shares are held by PFS in treasury, and 3,111 shares are reserved for issuance upon the exercise of outstanding options. There is outstanding no subscription, option, warrant, call or commitment of any character relating to shares of PFS's capital stock or any instruments that can be converted into shares of PFS's capital stock. None of the shares of PFS Common Stock have been issued in violation of any preemptive right. There are no outstanding contractual obligations of PFS or any PFS Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of PFS. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of PFS may vote are issued or outstanding.

                 C. Subsidiaries. PFS has Previously Disclosed each company or other organization, whether incorporated or unincorporated, of which PFS is a general partner or at least a majority of the securities or other interests is directly or indirectly owned or controlled by PFS (each such company or other organization Previously Disclosed by PFS is referred to in this Agreement as a "PFS Subsidiary"). PFS has delivered to Corporation true and correct copies of the Articles of Incorporation or Charter and Bylaws of each PFS Subsidiary, as amended through the date hereof, and has Previously Disclosed the authorized, issued and outstanding capital stock of each PFS Subsidiary. No shares of capital stock of any PFS Subsidiary are held in treasury. All of the outstanding shares of capital stock of each PFS Subsidiary are validly issued and outstanding and are fully paid and nonassessable and such shares are wholly owned by PFS directly, free and clear of all liens, claims and encumbrances. There is outstanding no subscription, option, warrant, call or commitment of any character relating to or any instruments that can be converted into shares of the capital stock of any PFS Subsidiary. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) of any PFS Subsidiary are issued or outstanding.

                 D. SEC Documents. PFS has made available to Corporation a true and complete copy of each report, schedule, and registration statement filed by PFS with the Commission since January 1, 1993 through the date hereof (as such documents have since the time of their filing been amended, the "PFS SEC Documents"), which are all the documents that PFS was or will be required to file with the Commission since such date. As of their respective dates, the PFS SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such PFS SEC Documents, and none of the PFS SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of PFS included in the PFS SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the Commission) and fairly present the consolidated financial position of PFS and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. All material agreements, contracts or other documents required to be filed as exhibits to any of the PFS SEC Documents have been or will be so
filed.   All reports, schedules and statements hereafter filed by PFS with the
Commission which PFS shall deliver to Corporation pursuant to Section 3.5 hereof will comply in all material respects with the requirements of the Securities Laws, and none of such reports, schedules or statements will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of PFS included in such reports, schedules and statements will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, will be prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the Commission) and will fairly present the consolidated financial position of PFS and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

                 E. Information Supplied. None of the information supplied or to be supplied by PFS for inclusion in (i) the Registration Statement to be filed with the Commission by the Corporation in connection with the issuance of shares of Corporation Common Stock in the Merger will, at the time the Registration Statement is filed with the Commission and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to shareholders of PFS and at the time of the meeting of such shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

                 F. PFS Financial Statements. The PFS Financial Statements were and will be prepared in accordance with generally accepted accounting principles, applied on a consistent basis, and fairly present and will fairly present the financial condition of PFS and the PFS Subsidiaries at the respective dates indicated therein, the results of operation of PFS and the PFS Subsidiaries for the periods covered thereby and the other financial information purported to be shown thereon. The business of PFS has been conducted only in the ordinary course of business since December 31, 1992.

                 G. Absence of Undisclosed Liabilities. Except as disclosed in the PFS Financial Statements or the PFS SEC Documents, neither PFS nor any PFS Subsidiary has any obligations or liabilities (contingent or otherwise) that might reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of PFS and the PFS Subsidiaries taken as a whole.

                 H. Loans and Allowance for Credit Losses. All loans reflected on the books and records of each PFS Subsidiary have been /i/ made for good, valuable and adequate consideration in the ordinary course of business and /ii/ evidenced by notes or other evidences of indebtedness that are true and genuine. The allowance for credit losses ("Allowance") shown on the consolidated balance sheet of PFS as of September 30, 1993 included in the PFS Financial Statements was, and the Allowance shown on the consolidated balance sheets of PFS as of dates subsequent to the execution of this Agreement included in the PFS Financial Statements will be, in each case as of the dates thereof, adequate to provide for losses relating to or inherent in the loan and lease portfolios of, and other extensions of credit (including letters of credit and commitments to make loans or extend credit) made by, PFS and each PFS Subsidiary.

                 I. Legal Proceedings. There are no claims of any kind or any actions, suits, proceedings, arbitrations or investigations pending or, to the best knowledge of PFS, threatened against PFS or any PFS Subsidiary or against any asset, interest or right of any such company that might, individually or in the aggregate, have a material adverse effect on the financial condition, results of operation or business of PFS or any PFS Subsidiary, nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitrator outstanding against PFS or any PFS Subsidiary having or which, insofar as reasonably can be foreseen, in the future could have any such effect.

                 J. Agreements with Regulators. Except as Previously Disclosed, neither PFS, any PFS Subsidiary, nor any officer or director of PFS or any PFS Subsidiary, is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letters from, any banking regulator, nor has PFS or any PFS Subsidiary been advised by any banking regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. No investigation by any governmental entity with respect to PFS or any PFS Subsidiary is pending or, to the best knowledge of PFS, threatened and neither PFS nor any PFS Subsidiary has knowledge of any basis for the commencement of any regulatory or enforcement action against PFS or any PFS Subsidiary by any governmental or regulatory authority.

                 K. Compliance with Laws. PFS and each PFS Subsidiary holds all permits, licenses, variances, exemptions, orders and approvals of all governmental entities which are material to the operation of the businesses of PFS and each PFS Subsidiary and is in compliance in all material respects with the terms thereof. PFS and each PFS Subsidiary has complied with in all material respects and is not in any default under (and has not been charged with or received notice with respect to nor are threatened with or under investigation with respect to, any charge concerning any violation of any provision of) any federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality, except for possible violations or defaults that, individually or in the aggregate, would not have a material adverse effect on PFS and its Subsidiaries taken as a whole. There are no uncured violations or violations with respect to which refunds or restitution may be required cited in any report concerning PFS or any PFS Subsidiary as a result of examination by any regulatory authority and neither PFS nor any PFS Subsidiary has knowledge of any basis on which refunds or restitution may be required by any regulatory authority.

                 L.       Employee Benefit Plans.

                          /i/ Since the date of the most recent PFS Financial Statements, there has not been any adoption or amendment in any material respect by PFS or any PFS Subsidiary of any collective bargaining agreement, or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee or director of PFS or any PFS Subsidiary (collectively, "Benefit Plans"). Except as Previously Disclosed, there exist no employment, consulting, severance, termination or indemnification agreements, arrangements or understandings between PFS or any PFS Subsidiary and any officer, director or key employee of PFS or any PFS Subsidiary.

                          /ii/    PFS has Previously Disclosed a list and brief
         description of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), all "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all other Benefit Plans maintained, or contributed to, by PFS or any PFS Subsidiary for the benefit of any officers or employees of PFS or any PFS Subsidiary. PFS has delivered to Corporation true, complete and correct copies of
         (1) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (2) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan, (if any such report was required), (3) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, and (4) each trust agreement and group annuity contract relating to any Benefit Plan. No Benefit Plan provides medical or hospitalization benefits to retirees or other former employees, other than medical benefits required to be provided to qualified beneficiaries under the provisions of Section 4980B(f) of the Code and paid for entirely by the individual electing such coverage under Section 4980B(f) of the Code.

                          /iii/ Each Benefit Plan has been administered in all material respects in accordance with its terms. Except as Previously Disclosed, PFS, each PFS Subsidiary and all the Benefit Plans are in compliance with the applicable provisions of ERISA and the Code. All reports, returns and similar documents with respect to the Benefit Plans required to be filed with any governmental agency or distributed to any Benefit Plan participant have been duly and timely filed or distributed. There are no investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan that could give rise to any liability, and, to the best knowledge of PFS, there are not any facts that could give rise to any liability in the event of any such investigation, claim, suit or proceeding.

                          /iv/    All Pension Plans have been the subject of
         determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code. No such determination letter has been revoked nor, to the best knowledge of PFS, has revocation been threatened, nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

                          /v/     No Pension Plan that PFS, any PFS Subsidiary
         or any other company under common control with PFS (within the meaning of Section 4001(a)(14) of ERISA) maintains, or to which PFS, any PFS Subsidiary or any other company under common control with PFS (within the meaning of Section 4001(a)(14) of ERISA) is obligated to contribute, other than any Pension Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA) (collectively, the "Multiemployer Pension Plans"), had, as of the respective last annual valuation date for each such Pension Plan, an "unfunded benefit liability" (as such term is defined in Section 4001(a)(18) of ERISA). Except as Previously Disclosed, PFS is not aware of any facts or circumstances that would change the funded status of any such Pension Plan. None of the Pension Plans has an "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. All contributions to, and payments from, the Benefit Plans required to be made in accordance with the Benefit Plans and, when applicable,
         Section 302 of ERISA or Section 412 of the Code, have been timely made, and there has been no application for or waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Pension Plan. All such contributions to, and payments from, the Benefit Plans (except those payments to be made from a trust qualified under Section 401(a) of the Code), for any period ending before the Effective Time that are not yet, but will be, required to be made, will be properly accrued and reflected in the proper books and records of PFS at the Effective Time. None of PFS, any PFS Subsidiary or any officer of PFS or any PFS Subsidiary or any of the Benefit Plans of PFS and any PFS Subsidiary which are subject to ERISA, including the Pension Plans, or any trusts created thereunder, any administrator or, to the best knowledge of PFS, any trustee thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility under Part 4, Subtitle B, Title I of ERISA that could subject PFS, any PFS Subsidiary or any officer of PFS or any PFS Subsidiary to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or (1) of ERISA. Neither any of such plans nor any of such trusts have been terminated, nor has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) with respect thereto during the last five years. Neither PFS, any PFS Subsidiary, any administrator, nor, to the best knowledge of PFS, any trustee or other fiduciary, of any Benefit Plan nor any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject PFS or any PFS Subsidiary to any material liability for breach of fiduciary duty under ERISA or any other applicable law. Neither PFS nor any PFS Subsidiary (or any other employer that since September 2, 1974 has ever been treated as a "single employer" under Section 414(b)(c) or (m) of the Code with PFS or any PFS

         Subsidiary) has ever been required to contribute to any Multiemployer Pension Plans.

                          /vi/    With respect to any Pension Plan subject to
         Title IV of ERISA (including for purposes of clause (1) below, any Pension Plan maintained or contributed to by PFS or any other company under common control with PFS within the meaning of Section 414 of the Code and, for purposes of clause (2) below, any Pension Plan maintained or contributed to by PFS or any other company under common control with PFS within the meaning of Section 4001(a)(14) of ERISA):
         PFS has not incurred any material liability on or prior to the date hereof (1) to such Pension Plan or (2) to the Pension Benefit Guaranty Corporation other than for the payment of premiums, all of which have been paid when due. PFS has furnished to Corporation the most recent actuarial report or valuation with respect to each Pension Plan that is a "defined benefit pension plan" (as defined in Section 3(35) of ERISA). The information supplied to the actuary by PFS for use in preparing those reports or valuations was complete and accurate and PFS has no reason to believe that the conclusions expressed in those reports or valuations are incorrect.

                          /vii/ With respect to any Benefit Plan that is an employee welfare benefit plan: (1) no such Benefit Plan is unfunded or funded through a welfare benefits fund, as such term is defined in
         Section 419(e) of the Code, (2) each such Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code, complies with the applicable requirements of Section 4980B(f) of the Code and (3) each such Benefit Plan (including any such Plan covering retirees or other former employees) may be prospectively amended or terminated without material liability to PFS or any PFS Subsidiary on or at any time after the Effective Time.

                          /viii/ Each employee bonus or profit sharing plan providing benefits to any current or former officer, director or employee of PFS or any PFS Subsidiary is terminable by PFS or such PFS Subsidiary without notice at any time.

                 M.       Labor Matters.

                          /i/ PFS and each PFS Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours and occupational safety and health;

                          /ii/ There is no unfair labor practice charge or complaint or any other matter against or involving PFS or any PFS Subsidiary pending or, to the knowledge of PFS, threatened before the National Labor Relations Board or any court of law;

                          /iii/ Neither PFS nor any PFS Subsidiary is a party to or bound by any collective bargaining agreement or any similar labor union arrangement;

                          /iv/ There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, color, religion, national origin, sexual preference, disability, handicap or veteran status) pending or, to the knowledge of PFS threatened, before the Equal Employment Opportunity Commission or any federal, state or local agency or court against PFS or any PFS Subsidiary;

                          /v/ There have been no governmental audits of the equal employment opportunity practices of PFS or any PFS Subsidiary and, to the knowledge of PFS, no basis for any such claim exists; and

                          /vi/ PFS and each PFS Subsidiary is in compliance in all material respects with the requirements of the Americans With Disabilities Act.

                 N. Brokers. Neither PFS, any PFS Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for fees or commissions payable to any broker, finder or financial advisor in connection with the negotiations relating to or the transactions contemplated by this Agreement.

                 O. Assets. PFS and each PFS Subsidiary has good and marketable title to all of the properties and assets, real and personal, tangible and intangible, reflected on the PFS Financial Statements or acquired after the dates thereof, free and clear of all liens, charges, security interests, encumbrances and claims, except for /i/ liens for current taxes not yet due and payable, /ii/ pledges to secure deposits and other liens incurred in the ordinary course of its business, and /iii/ such imperfections or irregularities of title, easements, claims, liens, charges, security interests and encumbrances, if any, as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. All leases by which either of PFS or any PFS Subsidiary leases real or personal property as lessee (other than leases that are the equivalent of extensions of credit) are valid without default in any material respect thereunder by the lessee or, to the best knowledge of PFS, the lessor, and are in full force and effect in accordance with their respective terms.

                 P. Material Contracts. Except as Previously Disclosed, neither PFS nor any PFS Subsidiary is a party to any:

                          /i/     agreement, arrangement or commitment not made
         in the ordinary course of business consistent with past practices;

                          /ii/    employment agreement or any bonus, incentive,
         deferred compensation, severance pay, profit sharing, retirement, stock purchase, stock option agreement or arrangement or employee benefit plan for or in respect of any employee or former employee;

                          /iii/   collective bargaining agreement or other
         agreement with any labor union or labor organization;

                          /iv/    material agreement, indenture or other
         instrument relating to the borrowing of money, or the guaranty of any obligation for the borrowing of money or any agreement that involves a potential material liability (other than in the ordinary course of its business);

                          /v/     any agreement, contract or commitment
         containing any covenant materially limiting the freedom of PFS or any PFS Subsidiary to engage in any line of business in any geographic area or to compete with any person; or

                          /vi/    agreement for loans or the provision,
         purchase or sale of goods, services or property, or other contract or commitment with any director or officer.

                 Q. Good Standing of Contracts. No event or condition has occurred or exists, or, to the best knowledge of PFS, is alleged by any of the other parties thereto to have occurred or existed, which constitutes, or with lapse of time or giving of notice or both might constitute, a default or breach under any of the leases, contracts or agreements to which PFS or any PFS Subsidiary is a party, which default is reasonably likely to result in a material adverse change in the financial condition, results of operation or business of PFS or any PFS Subsidiary.

                 R. Insurance. PFS has Previously Disclosed true and complete copies of all policies of fire, theft, liability and other insurance and bonds maintained with respect to the assets or businesses of PFS and each PFS Subsidiary, the effective dates thereof and the premiums payable with respect thereto. All such policies and bonds are valid and enforceable and in full force and effect and neither PFS nor any PFS Subsidiary has received any notice of premium increases or cancellations with respect to any of such policies and bonds. To the best knowledge of PFS, neither PFS nor any PFS Subsidiary is liable for any material retroactive premium adjustments with respect to any of its insurance policies or bonds.

                 S. Tax Matters. Each member of the consolidated group of which PFS is a member or has ever been a member (the "Group") has timely filed or caused to be filed all federal, state, foreign and local income, franchise, gross receipts, payroll, sales, use, withholding, occupancy, excise, real and personal property, employment and other tax returns, tax information returns and reports required to be filed, and has paid, or made adequate provisions for the payment of, all taxes, duties or assessments of any nature whatsoever, interest payments, penalties and additions (whether or not reflected in its returns as filed) due and payable (and/or properly accruable for all periods ending on or before the date of this Agreement) to any city, county, state, foreign country, the United States or any other taxing authority. The most recent PFS Financial Statements reflect an adequate reserve for all taxes payable by PFS and each PFS Subsidiary accrued through the date of such Financial Statements. No material deficiencies for any taxes have been proposed, asserted or assessed against PFS or any PFS Subsidiary that are not adequately reserved for. Except with respect to claims for refund, the federal income tax returns of PFS and each PFS Subsidiary consolidated in such returns have been examined by and settled with the United States Internal Revenue Service (the "IRS"), or the statute of limitations with respect to such years has expired (and no waiver extending the statute of limitations has been requested or granted) for all years through 1989. The consolidated federal income tax returns of the Group have not been audited during the last five (5) fiscal years of PFS. No audit, examination or investigation is presently being conducted or, to the best knowledge of PFS, threatened by any taxing authority; no unpaid tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative; and no agreements for the extension of time for the assessment of any amounts of tax have been entered into by or on behalf of any member of the Group.

                 T. Fiduciary Activities. Each PFS Subsidiary's fiduciary and custodial activities have been and are being conducted in all material respects in accordance with all applicable law.

                 U.       Environmental Matters.

                 /i/      PFS and each PFS Subsidiary is in substantial
         compliance with all applicable federal, state and local laws, rules, regulations, ordinances and requirements relating to the environment ("Environmental Laws");

                 /ii/     No "Hazardous Wastes" (as hereinafter defined) have
         ever been generated, transported, treated, stored, released or disposed of on any real property owned or leased by PFS or PFS Subsidiary;

                 /iii/    Neither PFS nor any PFS Subsidiary has transported or
         disposed or caused or permitted any person to transport or dispose of any Hazardous Wastes other than in accordance with all Environmental Laws;

                 /iv/     Neither PFS nor any PFS Subsidiary has ever violated
         any of the Environmental Laws;

                 /v/      No asbestos, PCBs or other Hazardous Wastes or any
         petroleum product or constituents thereof is present on, in or under any of the property owned by PFS or any PFS Subsidiary, whether owned or leased or held as OREO (as such term is customarily used) or in which PFS or any PFS Subsidiary has any legal or equitable interest;

                 /vi/     There are no loans or other credits included in the
         loan portfolio of any PFS Subsidiary with respect to which PFS or any PFS Subsidiary is or could incur or become responsible for liability under the Environmental Laws; and

                 /vii/    No Hazardous Wastes have ever been utilized on any of
         the property now held or previously held by PFS or any PFS Subsidiary as collateral or otherwise securing any loan made by PFS or any PFS Subsidiary.

         Hazardous Wastes" for purposes of this Agreement shall include, without limitation: /i/ hazardous substances or hazardous wastes, as those terms are defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., and any other applicable federal, state or local law, rule, regulation, ordinance or requirement, all as amended or hereafter amended; /ii/ petroleum, including without limitation crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); /iii/ any radioactive material , including without limitation any source, special nuclear, or by-product material as defined in 42 U.S.C. Section 2011 et seq.; and /iv/ asbestos or any asbestiform minerals in any form or condition.

                 V. Insider Loans. All loans, loan commitments and any other extensions of credit and commitments to extend credit that are currently outstanding by PFS or any PFS Subsidiary to directors, officers, or principal shareholders of PFS or any PFS Subsidiary or any of their related interests, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and substantially comply with all applicable provisions of federal and state law. Such loans, extensions and commitments do not involve more than a normal risk of collectability.

                 W. Adjustable Rate Mortgages. Each PFS Subsidiary has properly calculated, in accordance with the contractual terms thereof and all applicable law, all adjustments required in its portfolio of adjustable rate mortgage notes.

                 X. Regulatory Matters. Neither PFS nor any PFS Subsidiary has, through the date hereof, taken or agreed to take any action or has knowledge of any fact or circumstance that would materially impede or delay receipt of any approval referred to in Section 5.2E hereof.

                 Y. Absence of Certain Changes or Events. Except as disclosed in the PFS SEC Documents or Previously Disclosed, since December 31, 1992, PFS and the PFS Subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the business, assets, financial condition or results of operations of PFS or any of its PFS Subsidiaries that has had, or is reasonably likely to have, a material adverse effect on PFS and PFS's Subsidiaries taken as a whole.

                 Z. Full Disclosure. No representation or warranty of PFS contained in this Agreement and no statement contained in this Agreement or in any certificate or other instrument furnished to Corporation hereunder contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein not misleading.


         4.2 Corporation's Representations and Warranties. Except as Previously Disclosed, Corporation hereby represents and warrants to PFS that:

                 A.       Corporate Standing; Authorization.

                          /i/     Corporation is a bank holding company
         registered under the BHCA and a savings and loan holding company registered under the Savings and Loan Holding Company Act. Corporation and each Corporation Subsidiary is a Kentucky corporation or national bank or savings association duly organized, validly existing, and in good standing under applicable laws. Corporation and each Corporation Subsidiary have all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

                          /ii/    The execution and delivery of this Agreement
         and the Plan of Merger do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any Violation pursuant to, any provision of the articles of incorporation or association or charter or bylaws of Corporation or any Corporation Subsidiary or, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph /iii/ below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Corporation or any Corporation Subsidiary or their respective properties or assets.

                          /iii/ Except (a) for consents, approvals, orders, and authorizations from the Federal Reserve, the OTS, the KDFI, and the TDFI, (b) for the filing of Articles of Merger with the Kentucky Secretary of State and the Tennessee Secretary of State, and (c) in connection with compliance with the provisions of the Securities Laws and applicable state corporate and securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to Corporation or any Corporation Subsidiary in connection with the execution and delivery of this Agreement and the Plan of Merger, or the consummation by Corporation of the transactions contemplated hereby and thereby.

                          /iv/ Corporation has all requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and the Plan of Merger. The execution and delivery of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Corporation. This Agreement and the Plan of Merger have been duly executed and delivered by Corporation and constitute the legal, valid and binding obligations of Corporation enforceable against it in accordance with their terms.

                 B. SEC Documents. Corporation has made available to PFS a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Corporation with the Commission since January 1, 1991 (as such documents have since the time of their filing been amended, the "Corporation SEC Documents"), which are all the documents that Corporation was required to file with the Commission since such date. As of their respective dates, the Corporation SEC documents complied in all material respects with the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Corporation SEC Documents, and none of the Corporation SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Corporation included in the Corporation SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the Commission) and fairly present the consolidated financial position of Corporation and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. All material agreements, contracts and other documents required to be filed as exhibits to any of the Corporation SEC Documents have been so filed. All reports, schedules and statements hereafter filed by Corporation with the Commission which Corporation shall deliver to Corporation pursuant to Section 3.5 hereof will comply in all material respects with the requirements of the Securities Laws, and none of such reports, schedules or statements will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Corporation included in such reports, schedules and statements will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, will be prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the Commission) and will fairly present the consolidated financial position of Corporation and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

                 C. Absence of Certain Changes or Events. Except as disclosed in the Corporation SEC Documents, since December 31, 1992, Corporation and the Corporation Subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the business, assets, financial condition or results of operations of Corporation or any of its Corporation Subsidiaries that has had, or is reasonably likely to have, a material adverse effect on Corporation and the Corporation Subsidiaries taken as a whole.

                 D. Brokers. Neither Corporation nor any Corporation Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for fees or commissions in connection with the negotiations relating to or the transactions contemplated by this Agreement.

                 E. Legal Proceedings. There are no claims of any kind or any actions, suits, proceedings, arbitrations or investigations pending or, to the best knowledge of Corporation, threatened against Corporation or any Corporation Subsidiary or against any asset, interest or right of any such company that might, individually or in the aggregate, have a material adverse effect on the financial condition, results of operation or business of Corporation or any Corporation Subsidiary, nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitrator outstanding against Corporation or any Corporation Subsidiary having or which, insofar as reasonably can be foreseen, in the future could have any such effect.

                 F. Employee Benefit Plans. Each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee or director of Corporation or any Corporation Subsidiary has been administered in all material respects in accordance with its terms and is in compliance in all material respects with the applicable provisions of ERISA and the Code.

                 4.3 Non-Survival of Representations and Warranties. All representations and warranties contained in this Agreement by any party hereto or set forth in any certificate or other instrument delivered by or on behalf of the parties pursuant to this Agreement shall expire at the Effective Time.


                                   ARTICLE 5

                              CONDITIONS PRECEDENT

         5.1 Conditions to Obligations of PFS. The obligation of PFS to consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger, is subject to the satisfaction of the following conditions precedent on or before the Closing Date, any of which may be waived by PFS:

                 A. Approval of this Agreement and the Plan of Merger by the shareholders of PFS at the Meeting.

                 B. There shall not be threatened, instituted or pending any action or proceeding before any domestic or foreign court or governmental agency or other regulatory or administrative agency or commission, or by any other person /i/ challenging the Merger or the other transactions contemplated by this Agreement or the terms thereof, or /ii/ seeking to prohibit the Merger or the other transactions contemplated by this Agreement, which, in the opinion of PFS's counsel, has a reasonable probability of success.

                 C. The representations and warranties of Corporation set forth in Section 4.2 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date, and Corporation shall have furnished to PFS a certificate of an executive officer of Corporation to that effect.

                 D. Corporation in all material respects shall have performed and observed its obligations and covenants as set forth in this Agreement prior to or on the Closing Date and shall have delivered to PFS a certificate of an executive officer of Corporation to that effect and evidence, in form and substance satisfactory to counsel for PFS, that the transactions contemplated by this Agreement and the Plan of Merger were duly authorized by all necessary corporate action of Corporation.

                 E. There shall not have been any material adverse change in the business, financial condition, prospects or operations of Corporation since December 31, 1992.

                 F. Receipt of all permits, consents, approvals and authorizations from federal and state governmental authorities and regulatory agencies necessary to effect the Merger (including the expiration of all applicable waiting periods) and the other transactions contemplated herein, and the satisfaction of all other requirements prescribed by law which are necessary to the carrying out of the Merger.

                 G. PFS shall have received an opinion of counsel of Corporation dated as of the Closing Date, in substantially the form attached hereto as Exhibit 5.1G.

                 H. PFS shall have received the opinion of Corporation's counsel in form and substance reasonably satisfactory to PFS and its counsel, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that, except with respect to the payment of cash for fractional shares or in connection with the exercise of appraisal rights, the conversion of PFS Common Stock into Corporation Common Stock will not give rise to the recognition of gain or loss for federal income tax purposes to the shareholders of PFS.

                 I. PFS shall have received an opinion from its financial advisor to the effect that, as of the date the Proxy Statement/Prospectus was mailed to shareholders of PFS, the Merger is fair to the shareholders of PFS from a financial viewpoint.

                 J. The Registration Statement (including any post effective amendments thereto) shall be effective under the Securities Act of 1933, as amended, and no proceedings shall be pending or to the knowledge of PFS threatened by the Commission to suspend the effectiveness of such Registration Statement.

         5.2 Conditions to Obligations of Corporation. The obligation of Corporation to consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger, is subject to the satisfaction of the following conditions precedent on or before the Closing Date, any of which may be waived by Corporation:

                 A. Approval of this Agreement and the Plan of Merger by the shareholders of PFS at the Meeting.

                 B. There shall not be threatened, instituted or pending any action or proceeding before any domestic or foreign court or governmental agency or other regulatory or administrative agency or commission, or by any other person /i/ challenging the Merger or the other transactions contemplated by this Agreement or the terms thereof, or /ii/ seeking to prohibit the Merger or the other transactions contemplated by this Agreement, which, in the opinion of Corporation's counsel, has a reasonable probability of success.

                 C. The representations and warranties of PFS set forth in Section 4.1 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date, and PFS shall have furnished to Corporation a certificate executed by the Chief Executive Officer of PFS to that effect.

                 D. PFS in all material respects shall have performed and observed its obligations and covenants as set forth in this Agreement prior to or on the Closing Date and shall have delivered to Corporation a certificate of the Chief Executive Officer of PFS to that effect and evidence, in form and substance satisfactory to counsel for Corporation, that the transactions contemplated by this Agreement and the Plan of Merger were duly authorized by all necessary corporate action of PFS.

                 E. Receipt of all permits, consents, approvals and authorizations from federal and state governmental authorities and regulatory agencies necessary to effect the Merger (including the expiration of all applicable waiting periods) and the other transactions contemplated herein, on terms and conditions satisfactory to Corporation (other than standard terms and conditions), and the satisfaction of all other requirements prescribed by law which are necessary to the carrying out of the Merger.

                 F. There shall not have been any material adverse change in the business, financial condition, prospects or operations of PFS or any PFS Subsidiary since December 31, 1992.

                 G. Corporation shall have received an opinion of counsel for PFS dated as of the Closing Date, in substantially the form attached hereto as Exhibit 5.2G.

                 H. Corporation shall have received a written release from each of the executive officers and directors of PFS and each PFS Subsidiary which releases Corporation, PFS and each PFS Subsidiary from any and all claims, known or unknown, contingent or direct, which he or she may have against Corporation, PFS or any PFS Subsidiary as of the Closing Date, other than /i/ claims arising under this Agreement and the transactions contemplated hereby, or /ii/ claims arising out of moneys on deposit or property held in trust or as a custodian by a PFS Subsidiary or compensation accrued but not yet payable or in payment for services rendered to PFS or any PFS Subsidiary as reflected on the books and records of PFS or any PFS Subsidiary or /iii/ claims under PFS's articles of incorporation, bylaws, or under statutory or common law for indemnification against liabilities or claims made against them resulting from their service as an executive officer or director of PFS before the Effective Time, including, without limitation, the advancement or reimbursement of expenses and costs.

                 I. Corporation shall have received a letter from KPMG Peat Marwick to the effect that the Merger qualifies for "pooling of interests" accounting treatment if consummated in accordance with this Agreement and the Plan of Merger.

                 J. The Registration Statement (including any post effective amendments thereto) shall be effective under the Securities Act of 1933, as amended, and no proceedings shall be pending or to the knowledge of Corporation threatened by the Commission to suspend the effectiveness of such Registration Statement.

                 K. Corporation shall have received all state securities or "blue sky" permits and other authorizations necessary to consummate the Merger.

                 L. The "affiliates" of PFS shall have executed and delivered the Affiliate Agreements.

                 M. Each of Barry T. Buckley, Fred H. Brown, M. Dale Bruner, Walter W. Carlen, Steve D. Cihat, Michael Evans, Paul R.

Gaw, Thomas D. Gentry, Billy C. Hall, James N. Hall and James B. McWilliams shall have executed and delivered to Corporation a noncompetition agreement in the form attached hereto as Exhibit 5.2.M.


                                   ARTICLE 6

                                  TERMINATION

         6.1 Dissenting Shares. Prior to the Effective Time, this Agreement and the Plan of Merger may be declared void and of no effect by Corporation if the number of Dissenting Shares is greater than 9% of the issued and outstanding shares of PFS.

         6.2 Termination. This Agreement and the Plan of Merger may be terminated: (i) by the mutual agreement of Corporation and PFS; (ii) by Corporation, upon prior written notice, if PFS materially breaches any representation or warranty set out in Section 4.1 of this Agreement or materially breaches any covenant in this Agreement, or upon the failure and nonwaiver of any condition precedent set out in Section 5.2 unless, in the case of a material breach of a covenant or failure of a condition, within thirty
(30) days after written notice from Corporation, PFS shall have cured such breach or failure; (iii) by PFS, upon prior written notice, if Corporation materially breaches any representation or warranty set out in Section 4.2 of this Agreement or materially breaches any covenant in this Agreement or upon the failure and nonwaiver of any condition precedent set out in Section 5.1 unless, in the case of a material breach of a covenant or failure of a condition, within thirty (30) days after written notice from PFS, Corporation shall have cured such breach or failure; or (iv) by PFS or Corporation if the Effective Time shall not have occurred on or before August 31, 1994.

         6.3     Declaration.  Any declaration of termination under this
Article 6 by Corporation or PFS shall be pursuant to resolution of its Board of Directors or by executive officers thereof duly authorized by its Board of Directors to make such a declaration; shall be made by written notice given to the other parties setting forth the grounds for the termination, including, if applicable, the alleged material misrepresentation, breach or failure, and, unless, in the case of a material breach of a covenant or a failure of a condition, such material breach or failure is timely cured, shall have the effect of terminating this Agreement and the Plan of Merger effective upon the delivery of such written notice or the expiration of any applicable cure period, whichever is later, whereupon the same shall have no further effect and the Merger provided for herein and therein shall not be effected. Notwithstanding the foregoing, no termination of this Agreement shall affect the covenants set forth in Section 3.5 relating to confidentiality or the provisions set forth in Section 8.5 relating to expenses, which shall survive any such termination. Except as otherwise expressly provided herein, no termination of this Agreement on the grounds of a material misrepresentation or uncured material breach of any covenant contained herein shall relieve the breaching party from any liability for such uncured material misrepresentation or uncured material breach of any covenant or agreement contained herein giving rise to such termination.


                                   ARTICLE 7

                                INDEMNIFICATION

                 Except with respect to an unintentional breach of the representations and warranties of PFS contained in Section 4.1U /v/, /vi/, or /vii/ of this Agreement (for which PFS shall not be liable hereunder), PFS shall indemnify, defend and hold Corporation harmless, and Corporation shall indemnify, defend and hold PFS harmless, against and in respect of any material nonfulfillment of any covenant or agreement or the material breach of any representation or warranty on the part of the indemnifying party under this Agreement and any claim, action, suit, proceeding, demand, judgment, assessment, cost and expense, including reasonable counsel fees, incident to the foregoing. Except with respect to a party's intentional breach of any covenant, agreement, representation or warranty under this Agreement, the liability of either party hereto under this Article 7 shall be limited to the actual costs and expenses incurred by the party to be indemnified in connection with its investigation of the other party and the transactions contemplated by this Agreement. A party seeking indemnification hereunder shall use its best efforts to minimize any liabilities, damages, deficiencies, claims, judgments, assessments, cost and expenses in respect of which indemnity is sought hereunder.


                                   ARTICLE 8

                               GENERAL PROVISIONS

         8.1 Law and Section Headings. This Agreement shall be construed and interpreted in accordance with the laws of the Commonwealth of Kentucky. Section headings are used in this Agreement for convenience only and are to be ignored in the construction of the terms of this Agreement.

         8.2 Modifications. The parties hereto may amend, modify or supplement this Agreement, before or after approval thereof by the shareholders of PFS, in such manner as may be agreed by them in writing.

         8.3 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions.

         8.4 Notices. All notices hereunder shall be in writing and shall be deemed to have been given or made when delivered or mailed, first class, registered or certified mail, postage prepaid, addressed as follows, until notice of another address or additional addresses have been received by the other parties:

                 If to Corporation to:

                 Trans Financial Bancorp, Inc.
                 500 East Main Street
                 Bowling Green, Kentucky 42101
                 Attention:  Douglas M. Lester, President and Chief
                             Executive Officer


                 With a copy to:

                 Stewart E. Conner, Esq.
                 WYATT, TARRANT & COMBS
                 2800 Citizens Plaza
                 Louisville, Kentucky 40202


                 If to PFS, to:

                 Peoples Financial Services, Inc.
                 Two West Jackson
                 P. O. Box 130
                 Cookeville, Tennessee 38501-0130
                 Attention:  Barry Buckley, President
                             and Chief Executive Officer


                 With a copy to:

                 Steven Eisen, Esq.
                 Baker, Worthington, Crossley, Stansberry
                          & Woolf
                 1700 Nashville City Center
                 511 Union Street
                 Nashville, Tennessee  37219


         8.5 Expenses; Risk of Loss. Whether or not the Merger is consummated, each of the parties hereto will pay its own fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement and the Plan of Merger; provided, however, that if the transactions contemplated hereby are consummated, then the out-of-pocket fees and expenses incurred or paid by or on behalf of PFS in connection with the Merger or the consummation of any of the transactions contemplated by this Agreement and the Plan of Merger, including all fees and expenses of investment banking firms, financial advisors, attorneys, accountants, experts and consultants, shall not exceed $50,000 (excluding the costs of printing and mailing to shareholders of PFS the Proxy Statement/Prospectus). Corporation and PFS shall share equally the cost incurred in printing and mailing to shareholders of PFS the Proxy Statement/Prospectus. Until the Effective Time, the risk of loss to the assets of PFS shall remain with PFS.

         8.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

         8.7 Time of Essence; Best Efforts. Time is of the essence to the performance of the obligations set forth in this Agreement. PFS and Corporation each agree to use their respective best efforts to obtain the satisfaction of the conditions to their respective obligations specified herein, and to advise the other parties hereto in writing as to any unusual delays or impediments in obtaining the same.

         8.8 Closing. At the Closing, each party shall execute and deliver all documents required by this Agreement, and such further documents as the other party shall reasonably request in order to satisfy the fulfillment of each party's agreements and undertakings hereunder.

         8.9 Records and Further Assurances. After the Closing, each party shall make available to the other on reasonable request such books and records of that party as may be appropriate for use in connection with their respective tax returns, including any review thereof, and for any other reasonable purpose.

         8.10 Parties in Interest; Third Party Rights. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of their respective successors and permitted assigns. No party to this Agreement may however, assign its rights hereunder or delegate its obligations hereunder to any other person or entity without the express prior written consent of the other parties hereto. It is the intention of the parties that nothing in this Agreement or the Plan of Merger shall be deemed to create any right with respect to any person or entity not a party to this Agreement or the Plan of Merger.

         8.11 Entire Agreement; Waiver. This Agreement, including all information Previously Disclosed, the Exhibits hereto and the Plan of Merger, constitute and contain the entire agreement of PFS and

Corporation with respect to the Merger and supersede any prior agreement by the parties, whether written or oral. The waiver of a breach of any term or condition of this Agreement must be in writing signed by the party sought to be charged with such waiver and such waiver shall not be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this Agreement.


                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.



                                        TRANS FINANCIAL BANCORP, INC.


                                        By   /s/ Douglas M. Lester
                                        --------------------------------
                                        Douglas M. Lester, President and
                                        Chief Executive Officer


                                        PEOPLES FINANCIAL SERVICES, INC.


                                        By  /s/ Barry Buckley
                                        ----------------------------
                                        Barry Buckley, President and
                                        Chief Executive Officer

                                                                    APPENDIX A-2


                                 PLAN OF MERGER


                 THIS PLAN OF MERGER ("Plan") is made and entered into as of this 27th day of December, 1993, by and between TRANS FINANCIAL BANCORP, INC., a Kentucky corporation ("Corporation") and PEOPLES FINANCIAL SERVICES INC., a Tennessee corporation ("PFS").


                 W I T N E S S E T H :

                 PFS is a corporation organized and existing under the laws of the State of Tennessee, the authorized capital stock of which consists of /i/ 100 shares of organizational common stock with $10.00 par value per share ("PFS Organizational Common Stock") of which at the date hereof no shares are issued and outstanding and /ii/ 1,000,000 shares of common stock without par value ("PFS Common Stock"), of which at the date hereof 236,777 shares are issued and outstanding and fully paid and nonassessable, and 3,111 shares are reserved for issuance upon the exercise of outstanding options.

                 The respective Boards of Directors of Corporation and PFS have determined that it is desirable to effect a Plan and Agreement of Reorganization (the "Agreement"), for the general welfare and advantage of Corporation and PFS and their respective shareholders, under which plan PFS would be merged into Corporation, in accordance with the terms of the Agreement and this Plan.

                 The respective Boards of Directors of PFS and Corporation have approved and adopted the Agreement and this Plan and have authorized the execution hereof.

                 NOW, THEREFORE, in consideration of the premises and of the mutual agreements and undertakings herein contained, the parties hereby agree as follows:


                                   ARTICLE 1

                                   THE MERGER

         1.1 The Merger. Upon the terms and conditions set forth in this Plan and the Agreement, at the Effective Time (as hereinafter defined), PFS shall be merged with and into Corporation (the "Merger") in accordance with the provisions of and with the effect provided in the Kentucky Business Corporation Act (the "KBCA") and the Tennessee Business Corporation Act ("TBCA"). The terms of the Merger shall be as set forth in the Agreement and in this Plan.

         1.2 Articles of Merger. Upon the terms and conditions set forth in the Agreement and this Plan, Articles of Merger (the "Articles of Merger") shall be duly prepared and executed by Corporation and PFS, and thereafter delivered to the Secretary of States of the Commonwealth of Kentucky and the State of Tennessee for filing, as provided in the KBCA and the TBCA on the Closing Date, as defined in the Agreement. The Merger shall become effective upon filing with the Kentucky Secretary of State and the Tennessee Secretary of State or at such time and date thereafter as is provided in the Articles of Merger (the "Effective Time").

         1.3      Effect of Filing.

                 A. At the Effective Time, /i/ the separate existence of PFS shall cease and PFS shall be merged with and into Corporation (sometimes herein referred to as the "Surviving Corporation") and /ii/ the Articles of Incorporation and Bylaws of Corporation as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

                 B. At the Effective Time, the officers and Board of Directors of the Surviving Corporation shall consist of those persons serving as the officers and directors of Corporation immediately prior to the Effective Time.

                 C. At and after the Effective Time, the Merger will have the effects set forth in Section 271B.11-060 of the KBCA and Section 48-21-107 of the TBCA and as otherwise provided by law.


                                   ARTICLE 2

                              CONVERSION OF SHARES

         2.1     Conversion of PFS Capital Stock.

                 A. Conversion of PFS Common Stock. Each share of PFS Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically, by virtue of the Merger and at the Effective Time, be exchanged for and converted, without any further notice to or on the part of the holder thereof, into 5.5 shares of Corporation Common Stock, subject to Sections 2.1.B and 2.1.C hereof (the "Exchange Ratio"). All shares of PFS Common Stock shall automatically be canceled and shall cease to exist and each certificate previously representing any such shares shall thereafter represent the right to receive the Corporation Common Stock into which such PFS Common Stock has been converted. Certificates previously representing shares of PFS Common Stock shall be exchanged for Corporation Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with Section 2.2.

                 B. Reclassifications. If prior to the Effective Time the outstanding shares of Corporation Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in Corporation's capitalization, all without Corporation receiving consideration therefor, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of Corporation Common Stock to be thereafter delivered pursuant to this Plan of Merger.

                 C. No Fractional Shares. No certificate or scrip of any kind will be issued by Corporation to any shareholder of PFS in respect of any fractional interest in Corporation Common Stock arising out of the conversion of PFS Common Stock into Corporation Common Stock in the Merger and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Corporation. No holder of PFS Common Stock will have any rights in respect of a fractional interest in Corporation Common Stock arising out of the Merger except the right to receive in lieu thereof a cash payment in a dollar amount equal to such fractional interest multiplied by the average of the bid and asked price per share, as quoted by the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), for Corporation Common Stock on the trading day which occurs immediately prior to the Closing Date. For purposes of this Agreement, "trading day" shall mean any day on which securities are traded on the New York Stock Exchange.

         2.2     Exchange of Certificates.

                 A. As of the Effective Time, the Corporation shall deposit, or cause to be deposited, with Peoples Bank & Trust of the Cumberlands, Cookeville, Tennessee (the "Exchange Agent"), for the benefit of the holders of PFS Common Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, certificates representing the shares of Corporation Common Stock (such certificates for shares of Corporation Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section
2.1 in exchange for outstanding shares of PFS Common Stock.

                 B. At and after the Effective Time, each person (other than Corporation) who immediately prior to the Effective Time held of record shares of PFS Common Stock shall be entitled to receive, upon the surrender of the certificate(s) which represented such shares (individually a "Certificate" and collectively the "Certificates") to Corporation, together with a letter of transmittal (in the form contemplated by Section 2.2.C) duly executed, the consideration specified in Section 2.1.

                 C. On, or within seven (7) days after the Effective Time, the Exchange Agent shall mail or deliver to each holder

(other than Corporation), who immediately prior to the Effective Time held of record shares of PFS Common Stock, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or payment therefor. No interest will be paid or accrue on any consideration payable on the surrender of such Certificate. If delivery of certificates of Corporation Common Stock is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of Corporation that such tax has been paid or is not applicable.

                 D. At and after the Effective Time, holders of Certificates shall cease to have any rights as shareholders of PFS except for the right to receive upon such surrender the consideration specified in Section 2.1.

                 E. No dividends or other distributions declared or made after the Effective Time with respect to Corporation Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Corporation Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.1.C until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following the surrender of any such Certificate, there shall be paid to the holder of such Certificate(s) representing whole shares of Corporation Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender the amount of any cash payable with respect to a fractional share of Corporation Common Stock to which such holder is entitled pursuant to Section 2.1.C and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Corporation Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Corporation Common Stock.

                 F. After the Effective Time, except to the extent necessary to issue replacement Certificates for any Certificates which may have been lost or stolen or to comply with the payment instructions contained in a letter of transmittal contemplated by Section 2.2.C., there shall be no further registration of transfers on the stock transfer books of PFS of any Certificates formerly evidencing the shares of PFS Common Stock which were outstanding immediately prior to the Effective Time.

                 G. Any portion of the Exchange Fund that remains undistributed to the shareholders of PFS for six months after the Effective Time shall be delivered to the Corporation, upon demand, and any shareholders of PFS who have not theretofore complied with this Article 2 shall thereafter look only to the Corporation for payment of their claim for Corporation Common Stock, any cash in lieu of fractional shares of Corporation Common Stock and any dividends or distributions with respect to Corporation Common Stock.

                 H. Neither PFS nor the Corporation shall be liable to any holder of shares of PFS Common Stock for such shares or Corporation Common Stock into which they are converted (or dividends or distributions with respect thereto) or cash in lieu of fractional shares delivered to a public official pursuant to any abandoned property, escheat or similar law.

         2.3 Dissenting Shareholders. If any holder of shares of PFS Common Stock shall, in accordance with the provisions of applicable law, seek appraisal and perfect dissenting shareholder rights to be paid the fair value of his or her shares ("Dissenting Shares"), then such holder shall be entitled to receive such value as may be established pursuant to such provisions. PFS shall give Corporation prompt notice of any written objections or demands received from any shareholder pursuant to such provisions, and shall give Corporation the opportunity to participate in all proceedings with respect to any such objections or demands. PFS will pay its dissenting shareholders the value of their stock out of its own funds. No funds will be supplied for that purchase, directly or indirectly, by Corporation, nor will Corporation directly or indirectly reimburse PFS for any payments to dissenters.

         2.4 Corporation Common Stock. The shares of capital stock of Corporation issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding at the Effective Time and shall not be effected by the Merger.


                                   ARTICLE 3

                                  TERMINATION

                 Anything contained in this Plan notwithstanding and notwithstanding adoption hereof by the shareholders of PFS, this Plan may be terminated and the Merger abandoned as provided in the Agreement.

                                   ARTICLE 4

                              CONDITIONS PRECEDENT

                 The obligations of Corporation and PFS to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.


                                   ARTICLE 5

                               GENERAL PROVISIONS

         5.1 Law and Section Headings. This Plan shall be construed and interpreted in accordance with the laws of the Commonwealth of Kentucky. Section headings are used in this Plan for convenience only and are to be ignored in the construction of the terms of this Plan.

         5.2 Modifications. The parties hereto may amend, modify or supplement this Plan, before or after approval thereof by the shareholders of PFS, in such manner as may be agreed by them in writing.

                 IN WITNESS WHEREOF, the parties hereto have caused this Plan to be executed by their duly authorized officers as of the date first above written.


                                        TRANS FINANCIAL BANCORP, INC.



                                        By    /s/ Douglas M. Lester
                                        ---------------------------------
                                        Douglas M. Lester, President



                                        PEOPLES FINANCIAL SERVICES, INC.



                                        By   /s/ Barry Buckley
                                        ---------------------------------
                                        Barry Buckley, President

                                                                      APPENDIX B



                           PROFESSIONAL BANK SERVICES


                                February 8, 1994


Board of Directors
Peoples Financial Services, Inc.
2 W. Jackson
P.O. Box 130
Cookeville, Tennessee 38501

Dear Members of the Board:

                 You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of Peoples Financial Services, Inc., Cookeville, Tennessee (the "Company") of the proposed merger of the Company and Trans Financial Bancorp, Inc., Bowling Green, Kentucky ("TFB"). In the merger, Company shareholders will receive 5.5 TFB common shares per Company common share. The terms of the merger are fully set forth in the Agreement and Plan of Reorganization dated December 27, 1993 between the Company and TFB (the "Agreement").

                 Professional Bank Services, Inc. ("PBS") is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. We are independent with respect to the parties of the proposed transaction.

                 For purposes of this opinion, we have reviewed and analyzed the historical performance of the Company and its subsidiaries Peoples Bank & Trust of the Cumberlands (the "Bank") and Citizens Federal Savings Bank (the "Savings Bank") contained in (i) 1992 Annual Report to stockholders for the Company; (ii) September 30, 1993 Form 10-Q for the Company as filed with the Securities and Exchange Commission; (iii) September 30, 1993 Consolidated Reports of Condition and Income filed with the Federal Deposit Insurance Corporation by the Bank; (iv) September 30, 1993 Uniform Bank Performance Report of the Bank; (v) September 30, 1993 Thrift Financial Report for the Savings Bank as filed with the Office of Thrift Supervision; (vi) historical common stock trading activity of the Company; and (vii) the premises and other fixed assets. We have reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investi-

Board of Directors
Peoples Financial Services, Inc.
February 8, 1994
Page 2

gations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.

                 In conjunction with our opinion, we have evaluated the historical performance and current financial condition of TFB contained in:
(i) Audited Annual Report to Shareholders for the years ending December 31, 1990, 1991, and 1992; (ii) September 30, 1993 Quarterly Report to shareholders;
(iii) historical common stock trading and dividend activity to date; (iv) Agreement and Plan of Reorganization; and (v) the financial terms of certain other comparable transactions. We have prepared and analyzed the pro forma consolidated financial condition of the Company and TFB. We have reviewed and tabulated consolidated statistical data regarding growth, growth prospects for service markets, liquidity, asset composition and quality, profitability, leverage and capital adequacy.

                 We have not compiled, reviewed or audited the financial statements of the Company or TFB, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of the Company or TFB.

                 Base on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration to be received by the shareholders as set forth in the Agreement is, from a financial perspective, fair and equitable to all common shareholders of the Company.

                                              Very truly yours,

                                              PROFESSIONAL BANK SERVICES, INC.


                                              /s/ Christopher L. Hargrove
                                                  Christopher L. Hargrove
                                                  Vice President

                                                                      APPENDIX C

              CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT

            Part 1 - Right to Dissent and Obtain Payment for Shares

         48-23-101.       DEFINITIONS.

         (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

         (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

         (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 48-23-102 and who exercises that right when and in the manner required by Section Section 48-23-201 -- 48-23-209;

         (4) "Fair Value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

         (5) "Interest" means interest from the effective date of the corporate action that gave rise to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

         (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

         (7) "Shareholders" means the record shareholder or the beneficial shareholder.


         48-23-102. RIGHT TO DISSENT. (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

         (1) Consummation of a plan of merger to which the corporation is a party:

                 (A)  If shareholder approval is required for the merger by
Section 48-21-103 or the charter and the shareholders is entitled to vote on the merger; or

                 (B) If the corporation is a subsidiary that is merged with its parent under Section 48-21-104;

         (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

         (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

                 (A) Alters or abolishes a preferential right of the shares;

                 (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

                 (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

                 (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

                 (E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under Section 48-16-104; or

         (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

         48-23-103.       DISSENT BY NOMINEES AND BENEFICIAL OWNERS.  (a) A
record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on his behalf only if:

         (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (2) He does so with respect to all shares of the same class of which he is the beneficial shareholder or over which he has power to direct the vote.



             Part 2 - Procedure for Exercise of Dissenters' Rights

         48-23-201. NOTICE OF DISSENTERS' RIGHTS. (a) If proposed corporate action creating dissenters' rights under Section 48- 23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

         (b) If corporate action creating dissenters' rights under Section 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 48-23-203.

         (c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action.

         48-23-202.       NOTICE OF INTENT TO DEMAND PAYMENT.  (a) If proposed
corporate action creating dissenters' rights under Section 48-23-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

         (1) Must deliver to the corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

         (2) Must not vote his shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by Section 48-23-201.

         (b) A shareholder who does not satisfy the requirements of subsection(a) is not entitled to payment for his shares under this chapter.


         48-23-203.       DISSENTERS' NOTICE.  (a)  If proposed corporate
action creating dissenters' rights under Section 48-23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 48-23-202.

         (b) the dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

         (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

         (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

         (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to
Section  48-23-201.


         48-23-204.       DUTY TO DEMAND PAYMENT.  (a)  A shareholder sent a
dissenters' notice described in Section 48-23-203 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to Section 48-23-203(b)(3), and deposit his certificates in accordance with the terms of the notice.

         (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

         (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

         (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents, thereto.


         48-23-205.       SHARE RESTRICTIONS.  (a)  The corporation may
restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under Section 48-23-207.

         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.


         48-23-206.       PAYMENT.  (a)  Except as provided in Section as soon
as the proposed corporate action is effectuated, or upon of a payment demand, whichever is later, the corporation shall pay each who complied with Section 48-23-204 the amount the corporation to be the fair value of his shares, plus accrued interest.

         (b)     The payment must be accompanied by:

         (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         (2) A statement of the corporation's estimate of the fair value of the shares;

         (3)     An explanation of how the interest was calculated;

         (4)     A statement of the dissenters' right to demand payment under
                 Section  48-23-209; and

         (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to Section 48-23-201 or Section 48-23-203.


         48-23-207.       FAILURE TO TAKE ACTION.  (a)  If the corporation does
not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (b) If after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters' notice under Section 48-23-203 and repeat the payment demand procedure.


         48-23-208.       AFTER-ACQUIRED SHARES.   (a)  A corporation may elect
to withhold payment required by Section 48-23-206 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

         (b) to the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under Section 48-23-209.


         48-23-209.       PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT
OFFER. (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under Section 48-23-206), or reject the corporation's offer under Section 48-23-208 and demand payment of the fair value of his shares and interest due, if:

         (1) The dissenter believes that the amount paid under Section 48-23-206 or offered under Section 48-23-208 is less than the fair value of his shares or that the interest due is incorrectly calculated;

         (2) The corporation fails to make payment under Section 48-23-206 within two (2) months after the date set for demanding payment; or

         (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

         (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for his shares.


                     Part 3 - Judicial Appraisal of Shares

         48-23-301.  COURT ACTION.  (a)  If a demand for payment under
Section 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified main or by publication as provided by law.

         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (e) Each dissenter made a party to the proceeding is entitled to judgment:

         (1) For the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by the corporation; or

         (2) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under Section 48-23-208.


         48-23-302.  COURT COSTS AND COUNSEL FEES.     (a)  The court in
an appraisal proceeding commenced under Section 48-23- 301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 48-23-209.

         (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Section Section 48-23-201 -- 48-23-209; or

         (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article XI of the registrant's Amended and Restated Articles of Incorporation limits the liability of directors of the registrant pursuant to the Kentucky Business Corporation Act. Under this Article, directors generally will be personally liable to the registrant or its shareholders for monetary damages only for transactions involving conflicts of interest or from which a director derives an improper personal benefit, intentional misconduct or violations of law, and unlawful distributions. The Articles of Incorporation further provide that the Bylaws of the registrant may set forth indemnification requirements.

         The Bylaws of the registrant require the registrant to indemnify each person who was or is made a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative ("Proceeding"), by reason of the fact that he or she is or was a director or officer of the registrant, or is or was serving in such capacity with another entity at the request of the registrant, for the costs of such Proceeding to the fullest extent authorized by Kentucky law. If the Proceeding was initiated by the officer or director, however, indemnification is permitted only if the Proceeding was authorized by the Board of Directors. The costs indemnified include all expenses, liability and loss reasonably incurred or suffered by the director or officer in connection with his or her action on behalf of the registrant.

         The Bylaws of the registrant further provide for the advancement of expenses incurred by an officer or director, and reimbursable under the Bylaws, upon prior delivery to the registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

         If a claim is not paid in full by the registrant within ninety days after a written claim has been received, the director or officer making the claim may bring suit against the registrant to recover any unpaid amount. If the director or officer is successful, in whole or in part, he or she will be entitled to be paid the expense of prosecuting such claim. Although it is a defense to an action against the registrant by a director or officer that he or she has not met the standards of conduct which make it permissible under Kentucky law for the registrant to indemnify, the registrant has the burden of proving this defense.

         The circumstances under which Kentucky law requires or permits a corporation to indemnify its directors, officers, employees and/or agents are set forth at KRS 271B.8-500 et seq.

         Generally, under KRS 271B.8-500et seq., a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if (a) he conducted himself in good faith, and (b) he reasonably believed: in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and, in all other cases, that his conduct was at least not opposed to its best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

         A corporation may not indemnify a director: (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

         Indemnification permitted in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

         In addition, the registrant maintains directors' and officers' liability insurance covering certain liabilities which may be incurred by the directors and officers of the registrant in connection with the performance of their duties.


ITEM 21.  EXHIBITS

         The following exhibits are filed herewith or incorporated herein by reference:

                 (2) Agreement and Plan of Reorganization and Plan of Merger, each dated December 27, 1993, between Trans Financial Bancorp, Inc. and Peoples Financial Services, Inc. included as Appendix A to the Proxy Statement-Prospectus.

                 (4)      (a)     Restated Articles of Incorporation of the
                                  Registrant incorporated by reference to
                                  Exhibit 3 of the Registrant's report on Form
                                  10-Q for the quarter ended March 31, 1992.

                          (b) Bylaws of the Registrant as amended are incorporated by reference to Exhibit 3 of the Registrant's report on Form 10-Q for the quarter ended March 31, 1992.

                          (c) Specimen Stock Certificate is incorporated by reference to Exhibit 4(c) to the Registrant's report on Form 10-K for the year ended December 31, 1987.

                          (d) Rights Agreement dated January 20, 1992 between Manufacturers Hanover Trust Company and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit 1 to the Registration's report on Form 8-K dated January 24, 1992.

                 (5) Opinion of Wyatt, Tarrant & Combs regarding the validity of the Common Stock being registered.

                 (8) Opinion of Wyatt, Tarrant & Combs as to certain federal income tax consequences.

                 (10)     (a)     Trans Financial Bancorp, Inc. 1987 Stock
                                  Option Plan is incorporated by reference to
                                  Exhibit 10 of the Registrant's report on Form
                                  10-Q for the quarter ended March 31, 1988.

                          (b) Trans Financial Bancorp, Inc. 1990 Stock Option Plan is incorporated by reference to
                                  Exhibit 10(d) of Registrant's Report on Form
                                  10-K for the year ended December 31, 1990.

                          (c) Trans Financial Bancorp, Inc. 1992 Stock Option Plan is incorporated by reference to
                                  Exhibit 28 of Registrant's Report on Form
                                  10-Q for the quarter ended March 31, 1992.

                          (d) Employment Agreement between Douglas M. Lester and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit 10(c) of the Registrant's report on Form 10-K for the year ended December 31, 1990.

                          (e) Employment Agreement between Harold T. Matthews and Trans Financial Bank, N.A. is incorporated by reference to Exhibit 10(e) of Registrant's Report on Form 10-K for the year ended December 31, 1992.

                          (f) Description of Registrant's Performance Incentive Plan is incorporated by reference to Exhibit 10(e) of Registrant's Report on Form 10-K for the year ended December 31, 1992.

                          (g) Form of Deferred Compensation Agreement between Registrant and certain officers of

                                  Registrant is incorporated by reference to
                                  Exhibit 10(e) of Registrant's Report on Form
                                  10-K for the year ended December 31, 1992.

                          (h) Trans Financial Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan is incorporated by reference to the Registration Statement on Form S-3 of Registrant (File No. 33-40606).

                          (i) Plan and Agreement of Reorganization dated September 14, 1992 among Trans Financial Bancorp, Inc., Dawson Springs Bancorp, Inc. and the shareholders of Dawson Springs Bancorp, Inc. is incorporated by reference to
                                  Exhibit 1 of Registrant's Report on Form 8-K dated January 15, 1993.

                          (j) Share Exchange Agreement dated March 25, 1993 between Trans Financial Bancorp, Inc. and Trans Kentucky Bancorp is incorporated by reference to Exhibit 1 of Registrant's Report on Form 8-K dated April 8, 1993.

                          (k) Plan and Agreement of Reorganization dated November 9, 1993, among Trans Financial Bancorp, Inc., Trans Financial Acquisition Corp and Kentucky Community Bancorp, Inc. is incorporated by reference to Appendix A to the Registration on Form S-4 of Registrant (File No. 33-51575).

                          (l) Warrant dated as of February 13, 1992 between Morgan Keegan & Company, Inc. and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit 10(m) of Registration Statement on Form S-2 of Registrant (File No. 33-45483).

                          (m) Underwriting Agreement dated as of September 9, 1993 between Morgan Keegan & Company, Inc. and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit (1) to Registration Statement on Form S-2 of Registrant (File No. 33-67686).

                          (n) Underwriting Agreement dated as of March 3, 1992 between Morgan Keegan & Company, Inc. and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit (1) to Registration Statement on Form S-2 of Registrant (File No. 33-45483).

                          (o) Loan Agreement dated as of July 6, 1993 between First Tennessee Bank National Association and Trans Financial Bancorp, Inc. incorporated by reference to Exhibit 10(p) to the Registration Statement on Form S-2 of Registrant (File No. 33-67686).

                          (p) Subordinated Note dated as of September 16, 1993 by Trans Financial Bancorp, Inc. incorporated by reference to Exhibit 1 to Registration Statement on Form S-2 of Registrant (File No. 33-67686).

                          (q) Form of Indenture dated as of September 1, 1993 between Trans Financial Bancorp, Inc. and First Tennessee Bank National Association is incorporated by reference to Exhibit 4 to Registration Statement on Form S-2 of Registrant (File No 33-67686).

                          (r)     Agreement and Plan of Reorganization
                                  and Plan of Merger between Trans Financial
                                  Bancorp, Inc. and FGC Holding Company dated
                                  January 28, 1994 is incorporated by reference to Exhibit 2 of Registrant's Report on Form 8-K filed February 18, 1994.

                 (23)     (a)     Consent of KPMG Peat Marwick, independent
                          auditors for the Registrant.

                          (b) Consent of KPMG Peat Marwick, independent auditors for Peoples Financial.

                          (c) Consent of KPMG Peat Marwick, independent auditors for Citizens Federal.

                          (d) Consent of KPMG Peat Marwick, independent auditors for Kentucky Community.

                          (e) Consent of Eskew and Gresham, independent auditors for FGC.

                          (f) Consent of Wyatt, Tarrant & Combs, contained in the opinion filed as Exhibit 5 hereto.

                          (g) Consent of Wyatt, Tarrant & Combs, contained in the opinion filed as Exhibit 8 hereto.

                          (h)     Consent of Professional Bank Services, Inc.

                 (24)     Powers of Attorney (included on II-8).

                 (99)     (a)     Opinion of Professional Bank Services, Inc.
                                  (included in the Proxy Statement-Prospectus as Appendix B).

                          (b)     Form of Proxy

ITEM 22.  UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (c) The undersigned registrant hereby undertakes that every prospectus
(i) that is filed pursuant to paragraph (d) immediately preceding, or (ii) that purports to meet the requirements of Sections 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding the request.

         (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bowling Green, Commonwealth of Kentucky, on February 18, 1994.


                         TRANS FINANCIAL BANCORP, INC.




                                        By /s/ Douglas M. Lester
                                           ---------------------------
                                        Douglas M. Lester, Chairman of
                                        the Board, President and
                                        Chief Executive Officer



         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas M. Lester, Barry D. Bray and Vince Berta, and each of them, with the power to act without the other, his or her true and lawful attorneys-in- fact and agents, with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed below by the following persons on the 18th day of February, 1994 in the capacities indicated:


       SIGNATURE                                     TITLE
       ---------                                     -----
/s/ Douglas M. Lester
- --------------------------                 Chairman of the Board, Pres-
Douglas M. Lester                          ident, Chief Executive Officer
                                           and Director (Principal
                                           Executive Officer)


/s/ Vince Berta                            Treasurer and Chief Financial
- --------------------------                 Officer (Principal Financial and
Vince Berta                                Accounting Officer)


/s/ Barry D. Bray
- --------------------------
Barry D. Bray                              Director


/s/ Mary D. Cohron
- --------------------------
Mary D. Cohron                             Director


/s/ Floyd H. Ellis
- --------------------------
Floyd H. Ellis                             Director


/s/ Noel Ennis
- --------------------------
Noel Ennis                                 Director


/s/ J. David Francis
- --------------------------
J. David Francis                           Director


/s/ Roy E. Gaddie
- --------------------------
Roy E. Gaddie                              Director


/s/ John B. Gaines
- --------------------------
John B. Gaines                             Director



- --------------------------
David B. Garvin                            Director







- -------------------------
Wayne Gaunce                               Director


/s/ C.C. Howard Gray
- -------------------------
C.C. Howard Gray                           Director


/s/ Charles A. Hardcastle
- -------------------------
Charles A. Hardcastle                      Director


/s/ Carroll Knicely
- -------------------------
Carroll Knicely                            Director

/s/ Douglas M. Lester
- -------------------------
Douglas M. Lester                          Director


- -------------------------
C. Cecil Martin                            Director


/s/ Frank Mastrapasqua
- -------------------------
Frank Mastrapasqua                         Director



- -------------------------
Joseph I. Medalie                          Director


/s/ Charles M. Stewart
- -------------------------
Charles M. Stewart                         Director


/s/ William B. Van Meter
- -------------------------
William B. Van Meter                       Director


/s/ Roland D. Willock
- -------------------------
Roland D. Willock                          Director

                              INDEX TO EXHIBITS


            Exhibit No.   Description
            -----------   -----------

                 (2) Agreement and Plan of Reorganization and Plan of Merger, each dated December 27, 1993, between Trans Financial Bancorp, Inc. and Peoples Financial Services, Inc. included as Appendix A to the Proxy Statement-Prospectus.

                 (4)      (a)     Restated Articles of Incorporation of the
                                  Registrant incorporated by reference to
                                  Exhibit 3 of the Registrant's report on Form
                                  10-Q for the quarter ended March 31, 1992.

                          (b) Bylaws of the Registrant as amended are incorporated by reference to Exhibit 3 of the Registrant's report on Form 10-Q for the quarter ended March 31, 1992.

                          (c) Specimen Stock Certificate is incorporated by reference to Exhibit 4(c) to the Registrant's report on Form 10-K for the year ended December 31, 1987.

                          (d) Rights Agreement dated January 20, 1992 between Manufacturers Hanover Trust Company and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit 1 to the Registration's report on Form 8-K dated January 24, 1992.

                 (5) Opinion of Wyatt, Tarrant & Combs regarding the validity of the Common Stock being registered.

                 (8) Opinion of Wyatt, Tarrant & Combs as to certain federal income tax consequences.

                 (10)     (a)     Trans Financial Bancorp, Inc. 1987 Stock
                                  Option Plan is incorporated by reference to
                                  Exhibit 10 of the Registrant's report on Form
                                  10-Q for the quarter ended March 31, 1988.

                          (b) Trans Financial Bancorp, Inc. 1990 Stock Option Plan is incorporated by reference to
                                  Exhibit 10(d) of Registrant's Report on Form
                                  10-K for the year ended December 31, 1990.

                          (c) Trans Financial Bancorp, Inc. 1992 Stock Option Plan is incorporated by reference to
                                  Exhibit 28 of Registrant's Report on Form
                                  10-Q for the quarter ended March 31, 1992.

                          (d) Employment Agreement between Douglas M. Lester and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit 10(c) of the Registrant's report on Form 10-K for the year ended December 31, 1990.

                          (e) Employment Agreement between Harold T. Matthews and Trans Financial Bank, N.A. is incorporated by reference to Exhibit 10(e) of Registrant's Report on Form 10-K for the year ended December 31, 1992.

                          (f) Description of Registrant's Performance Incentive Plan is incorporated by reference to Exhibit 10(e) of Registrant's Report on Form 10-K for the year ended December 31, 1992.

                          (g) Form of Deferred Compensation Agreement between Registrant and certain officers of Registrant is incorporated by reference to
                                  Exhibit 10(e) of Registrant's Report on Form
                                  10-K for the year ended December 31, 1992.

                          (h) Trans Financial Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan is incorporated by reference to the Registration Statement on Form S-3 of Registrant (File No. 33-40606).

                          (i) Plan and Agreement of Reorganization dated September 14, 1992 among Trans Financial Bancorp, Inc., Dawson Springs Bancorp, Inc. and the shareholders of Dawson Springs Bancorp, Inc. is incorporated by reference to
                                  Exhibit 1 of Registrant's Report on Form 8-K dated January 15, 1993.

                         (j)     Share Exchange Agreement dated March 25, 1993
                                  between Trans Financial Bancorp, Inc. and
                                  Trans Kentucky Bancorp is incorporated by reference to Exhibit 1 of Registrant's Report on Form 8-K dated April 8, 1993.

                          (k) Plan and Agreement of Reorganization dated November 9, 1993, among Trans Financial Bancorp, Inc., Trans Financial Acquisition Corp and Kentucky Community Bancorp, Inc. is incorporated by reference to Appendix A to the Registration on Form S-4 of Registrant (File No. 33-51575).

                          (l) Warrant dated as of February 13, 1992 between Morgan Keegan & Company, Inc. and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit 10(m) of Registration Statement on Form S-2 of Registrant (File No. 33-45483).

                          (m) Underwriting Agreement dated as of September 9, 1993 between Morgan Keegan & Company, Inc. and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit (1) to Registration Statement on Form S-2 of Registrant (File No. 33-67686).

                          (n) Underwriting Agreement dated as of March 3, 1992 between Morgan Keegan & Company, Inc. and Trans Financial Bancorp, Inc. is incorporated by reference to Exhibit (1) to Registration Statement on Form S-2 of Registrant (File No. 33-45483).

                          (o) Loan Agreement dated as of July 6, 1993 between First Tennessee Bank National Association and Trans Financial Bancorp, Inc. incorporated by reference to Exhibit 10(p) to the Registration Statement on Form S-2 of Registrant (File No. 33-67686).

                          (p) Subordinated Note dated as of September 16, 1993 by Trans Financial Bancorp, Inc. incorporated by reference to Exhibit 1 to Registration Statement on Form S-2 of Registrant (File No. 33-67686).

                          (q) Form of Indenture dated as of September 1, 1993 between Trans Financial Bancorp, Inc. and First Tennessee Bank National Association is incorporated by reference to Exhibit 4 to Registration Statement on Form S-2 of Registrant (File No 33-67686).

                          (r) Agreement and Plan of Reorganization and Plan of Merger between Trans Financial Bancorp, Inc. and FGC Holding Company dated
                                  January 28, 1994 is incorporated by reference to Exhibit 2 of Registrant's Current Report on Form 8-K dated February 18, 1994.

                 (23)     (a)     Consent of KPMG Peat Marwick, independent
                          auditors for the Registrant.

                          (b) Consent of KPMG Peat Marwick, independent auditors for Peoples Financial.

                          (c) Consent of KPMG Peat Marwick, independent auditors for Citizens Federal.

                          (d) Consent of KPMG Peat Marwick, independent auditors for Kentucky Community.

                          (e) Consent of Eskew and Gresham, independent auditors for FGC.

                          (f) Consent of Wyatt, Tarrant & Combs, contained in the opinion filed as Exhibit 5 hereto.

                          (g) Consent of Wyatt, Tarrant & Combs, contained in the opinion filed as Exhibit 8 hereto.

                          (h)     Consent of Professional Bank Services, Inc.

                 (24)     Powers of Attorney (included on II-8).

                 (99)     (a)     Opinion of Professional Bank Services, Inc.
                                  (included in the Proxy Statement-Prospectus as Appendix B).

                          (b)     Form of Proxy